As confidentially submitted to the Securities and Exchange Commission on March 26, 2013

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Azul S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil	4512	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, NY 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Stuart K. Fleischmann, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022	Robert M. Ellison, Esq. Shearman & Sterling LLP Av. Brigadeiro Faria Lima, 3400, 17th floor São Paulo, SP, 04538-132, Brazil	Richard S. Aldrich Jr. Skadden, Arps, Slate, Meagher & Flom LLP Av. Brigadeiro Faria Lima, 3311, 7th Floor São Paulo, SP, 04538-133, Brazil

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Offering Price Per Share(1)(2)	Amount of registration fee
Preferred shares, including in the form of ADSs (3)(4)	U.S.$[•]	U.S.$ [•]

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.
(2)	Includes preferred shares, including in the form of American Depositary Shares, or ADSs, to be sold by the Selling Shareholders.
(3)	Includes preferred shares, including in the form of ADSs, which the underwriters may purchase solely to cover over-allotments, if any, and preferred shares which are to be offered in an offering outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act.
(4)	A separate Registration Statement on Form F-6 will be filed for the registration of ADSs issuable upon deposit of the preferred shares registered hereby. Each ADS represents one preferred share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to completion, dated                     , 2013)

Preferred shares including preferred shares in the form of American depositary shares

(incorporated in the Federative Republic of Brazil)

This is our initial public offering of              non-voting preferred shares. We are selling              preferred shares and the selling shareholders referred to in this prospectus, or the Selling Shareholders, are selling              preferred shares. The preferred shares may be offered directly or in the form of American depositary shares, or ADSs, each of which represents one preferred share and is evidenced by an American depositary receipt, or ADR. This prospectus relates to the offering by the international underwriters of preferred shares, including in the form of ADSs, in the United States and elsewhere outside of Brazil. Concurrently, we and the Selling Shareholders are selling preferred shares in Brazil through the Brazilian underwriters by way of a Brazilian prospectus in Portuguese. We refer to the international offering in the United States and elsewhere outside Brazil and the concurrent offering in Brazil as the “global offering.” The closings of the international and Brazilian offerings are conditioned upon each other.

No public market currently exists for our preferred shares or ADSs. We anticipate that the initial public offering price will be between R$         and R$         per preferred share and between U.S.$         and U.S.$         per ADS, calculated at the exchange rate of R$         per U.S.$1.00 at                     , 2013. We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “            .” We have applied to list our preferred shares on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores Mercadorias e Futuros), or BM&FBOVESPA, under the symbol “            .”

Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page 19 of this prospectus.

	Per Preferred Share	Per ADS	Total
Public offering price	R$	U.S.$	U.S.$
Underwriting discounts and commissions	R$	U.S.$	U.S.$
Proceeds, before expenses, to us	R$	U.S.$	U.S.$
Proceeds, before expenses, to the Selling Shareholders	R$	U.S.$	U.S.$

We and the Selling Shareholders have granted the international underwriters and Brazilian underwriters an option to purchase for a period of 30 days beginning on the date hereof up to              additional preferred shares, including in the form of ADSs, at the initial public offering price. See “Underwriters—Option.”

Neither the Securities and Exchange Commission, or the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made through the facilities of The Depository Trust Company, or DTC, on or about                     , 2013. Delivery of our preferred shares not sold in the form of ADSs will be made in Brazil through the book-entry facilities of BM&FBOVESPA on or about                     , 2013.

Joint Bookrunners

Morgan Stanley	Itaú BBA	Goldman, Sachs & Co.	Santander	Banco do Brasil Securities LLC

Co-Managers

Raymond James	Pine

The date of this prospectus is                     , 2013

The Largest Network in Brazil

Azul

Boa Vista
São Gabriel de Cachoeira
Sta. Isabel do Rio Negro
Barcelos
Porto Trombetas
Macapá
Belém
São Luís
Fonte Boa
Manaus
Parintins
Santarém
Altamira
São Paulo de Olivença
Tefé
Tabatinga
Coari
Tucuruí
Marabá
Teresina
Fortaleza
Itaituba
Carajás
Natal
Fernando de Noronha
Eirunepé
Lábrea
Humaitá
Juazeiro do Norte
Araguaína
João Pessoa
Porto Velho
Recife
Rio Branco
Alta Floresta
Petrolina
Palmas
Maceió
Ji-Paraná
Sinop
Cacoal
Aracaju
Vilhena
Barreiras
Lençóis
Salvador
Cuiabá
Brasília
Vitória da Conquista
Ilhéus
Rondonópolis
Goiânia
Montes Claros
Diamantina
Patos de Minas
Rio Verde
Caldas Novas
Porto Seguro
Governador Valadares
Corumbá
Uberlândia
Araxá
Ipatinga
Uberaba
Belo Horizonte
Campo Grande
S. J. do Rio Preto
Bonito
Ribeirão Preto
S. J. del Rei
Vitória
Araçatuba
Presidente Prudente
Varginha
Juiz de Fora
Campos dos Goytacazes
Dourados
Marília
Bauru
Resende
Macaé
Campinas
Cabo Frio
Londrina
Maringá
Rio de Janeiro (Santos Dumont) (Galeão)
S.J.dos Campos
São Paulo (Congonhas)
São Paulo (Guarulhos)
Cascavel
Foz do Iguaçu
Curitiba
Chapecó
Joinville
Navegantes
Florianópolis
Criciúma
Caxias do Sul
Porto Alegre

Azul

This prospectus has been prepared by us solely for use in connection with the proposed offering of preferred shares, including in the form of ADSs, in the United States and elsewhere outside Brazil. Morgan Stanley & Co. LLC, Itaú BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC, as joint bookrunners, and Raymond James & Associates, Inc. and Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States) as co-managers, will collectively act as international underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of preferred shares sold outside of Brazil not in the form of ADSs.

Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the Selling Shareholders, the international underwriters, the Brazilian underwriters and their respective agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor their respective agents, are making an offer to sell the preferred shares, including in the form of ADSs, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the preferred shares, including in the form of ADSs. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date on the front cover of this prospectus.

We and the Selling Shareholders are also offering preferred shares in Brazil by way of a Brazilian prospectus in Portuguese. The Brazilian prospectus, which will be filed with the CVM for approval, has the same

i

date as this prospectus but a different format and is not considered part of this prospectus. The international offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

In this prospectus, references to “Azul,” the “Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise. The term “Selling Shareholders” refers to David Neeleman (through Saleb II Founder 1 LLC), Weston Presidio (through WP-New Air LLC), Gávea Investimentos Ltda. (through GIF–II Fundo de Investimento e Participações) and TPG Growth (through Star Sabia LLC). The term “Brazilian underwriters” refers to Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A and BB-Banco de Investimento S.A., as joint bookrunners, and Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., as manager, who will act collectively as Brazilian underwriters with respect to the sale of preferred shares in the public offering in Brazil. The term “international underwriters” refers to Morgan Stanley & Co. LLC, Itaú BBA USA Securities, Inc., Goldman Sachs, & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC, as joint bookrunners, and Raymond James & Associates, Inc. and Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States) as co-managers, who will collectively act as underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of preferred shares outside of Brazil not in the form of ADSs. Certain international underwriters will also act as placement agents for the Brazilian underwriters with respect to the placement of preferred shares outside Brazil, including in the United States.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “U.S.$” refer to U.S. dollars, the official currency of the United States.

GLOSSARY OF AIRLINE TERMS

The following is a glossary of industry terms used in this prospectus:

“Airbus” means Airbus S.A.S.

“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.

“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).

“ATR” refers to Avions de Transport Régional, G.I.E., a European aircraft manufacturer that is an affiliate of EADS.

“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.

“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

“average stage length” means the average number of kilometers flown per flight segment.

“average fare” means total passenger revenue divided by passenger flight segments.

“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.

“Boeing” means The Boeing Company.

“booked passengers” means the total number of passengers booked on all passenger flight segments.

“Bozano” means Cia Bozano.

“CAGR” means compound annual growth rate.

“CASK” represents total operating cost divided by available seat kilometers.

“completion rate” means the percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

“crewmembers” is a term we use to refer to all our employees, including aircraft crew and all ground personnel.

“departure” means a revenue flight segment.

“EADS” means European Aeronautic Defense and Space Company.

“economic interest” means a participation in the total equity value of our company, calculated as if all 464,482,529 common shares outstanding had been converted into 6,193,100 preferred shares at the conversion ratio of 75 common shares to one preferred share, giving a total of 89,588,180 preferred shares outstanding on a theoretical fully-converted basis prior to this global offering and prior to any issuance to TRIP’s Former Shareholders under the TRIP Investment Agreement.

“Embraer” means Embraer S.A.

“FTEs per operating aircraft” means the number of our FTEs divided by the number of operating aircraft.

“FAPESP” means the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), an independent public foundation established to foster research and the scientific and technological development of the state of São Paulo.

“FGV” refers to the Getulio Vargas Foundation (Fundação Getúlio Vargas), a Brazilian higher education institution that was founded in December 1944.

“flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.

“FTEs” means full-time equivalent employees.

“Gol” means Gol Linhas Aéreas Inteligentes S.A.

“IATA” means the International Air Transport Association.

“ICAO” means the International Civil Aviation Organization.

“INFRAERO” means Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, a Brazilian state-controlled corporation reporting to the SAC that is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.

“LATAM” means LATAM Airlines Group S.A. including all of its subsidiaries.

“load factor” means the percentage of aircraft seats actually occupied on a flight (RPKs divided by ASKs).

“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 30 minutes of the scheduled time.

“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.

“passenger flight segments” means the total number of revenue passengers flown on all passenger flight segments.

“PRASK” means passenger revenue divided by ASKs.

“RASK” or “unit revenue” means revenue divided by ASKs.

“revenue passenger kilometers” or “RPKs” means the numbers of kilometers flown by revenue passengers.

“route” means a segment between a pair of cities.

“SAC” means the Brazilian Civil Aviation Secretariat (Secretaria de Aviação Civil).

“Seabury” is a provider of data covering the aviation, air cargo and maritime industry.

“TAM” means TAM S.A.

“TRIP” means TRIP Linhas Aéreas S.A.

“trip cost” represents operating expenses divided by departures.

“yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our books and records in reais. Our audited consolidated financial statements at and for each of the years ended December 31, 2012, 2011 and 2010 are included in this prospectus. Our audited consolidated financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, beginning with the financial statements for the year ended December 31, 2010, and have been audited by Ernst & Young Terco Auditores Independentes S.S. Our audited consolidated financial statements at and for the year ended December 31, 2012 include the results of operations of TRIP commencing November 30, 2012. See “The TRIP Acquisition.”

This prospectus also includes individual financial statements for TRIP at November 30, 2012, at December 31, 2011, at December 31, 2010, and at January 1, 2010, and for the period from January 1, 2012 through November 30, 2012 and for each of the years ended December 31, 2011 and 2010, which have also been audited by Ernst & Young Terco Auditores Independentes S.S.

The financial information presented in this prospectus should be read in conjunction with our audited consolidated financial statements, TRIP’s audited individual financial statements, our unaudited pro forma consolidated financial information, the notes relating to each of the above and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In this prospectus, we present EBITDA, Adjusted EBITDA and Adjusted EBITDAR, which are not financial performance measures determined in accordance with IFRS and must not be considered as an alternative to operating income, or an indication of operating performance, or as an alternative to operating cash flows, or as an indicator of liquidity. A non-financial performance measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not so be adjusted for in the most comparable IFRS measure. EBITDA, Adjusted EBITDA and Adjusted EBITDAR are recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, these measures are susceptible to varying calculations and not all companies calculate them in the same manner. As a result, EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDA, Adjusted EBITDA and Adjusted EBITDAR present limitations that impair their use as a measurement of performance, since they do not consider certain costs arising from our business that might significantly impact our results of operations and liquidity, such as financial expenses and depreciation. For a calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR and a reconciliation of each to net income, see “Summary Financial and Operating Data.”

Unaudited Pro Forma Consolidated Financial Information

We include in this prospectus unaudited pro forma consolidated financial information for the year ended December 31, 2012 that gives effect to our acquisition of TRIP as if it had occurred on January 1, 2012. See the section of this prospectus entitled “The TRIP Acquisition.” The assumptions and adjustments used to prepare this unaudited pro forma consolidated financial information are described in the notes accompanying such information in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The unaudited pro forma consolidated financial information is provided for informational and comparative purposes only.

Effect of Rounding

Certain amounts and percentages included in this prospectus, in our and TRIP’s audited financial statements and in the unaudited pro forma consolidated financial information have been rounded for ease of presentation.

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Percentage figures included in this prospectus have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our and TRIP’s audited financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Market and Industry Data

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by ANAC, INFRAERO and SAC, among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by ICAO or IATA. We also make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of ASKs and RPKs recorded in the Brazilian civil aviation market). In addition, we include additional operating and financial information about TAM, Gol and LATAM, which is derived from the information released publicly by them, including disclosure filed with or furnished to the SEC and other information made available on their respective websites. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents can guarantee the accuracy of such information. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Fleet Data

As of December 31, 2012, our total fleet consisted of 127 aircraft, of which we owned or held 56 under finance leases or other financing and 71 under operating leases. The operating leases are not recorded as debt on our balance sheet. Unless otherwise indicated, any reference to the number of aircraft that we own or operate includes aircraft leased under operating leases. Our fleet in service as of December 31, 2012 consisted of 69 Embraer E-Jets and 49 ATR aircraft, totaling 118 aircraft. The nine aircraft not included in our fleet in service consisted of new aircraft delivered that had not yet been certified to enter service, and aircraft being prepared for sale.

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this prospectus into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts using a rate of R$2.0435 to U.S.$1.00, the U.S. dollar selling rate as of December 31, 2012, published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800, option 5. See “Exchange Rates.”

PROSPECTUS SUMMARY

This summary highlights selected information about us and this global offering. It does not contain all of the information that may be important to you. Before investing in our preferred shares, including in the form of ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this global offering, including our financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We have been the fastest growing airline in Brazil since we commenced operations in December 2008 and currently have the largest airline network in the country, with service to 100 destinations, 236 routes and 891 departures per day. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets throughout Brazil, with the result that we are the sole airline on 71.6% of our routes. By December 2012, we had a 29.2% share of the Brazilian aviation market in terms of departures, only four years after we commenced operations. In 2012 we generated revenues of R$2.7 billion (U.S.$1.3 billion), or R$4.1 billion (U.S.$2.0 billion) on a pro forma basis including TRIP. We acquired TRIP in 2012 and have consolidated its results of operations into our financial statements since November 30, 2012.

We were founded by entrepreneur David Neeleman in 2008 and are the latest of his four successful airline ventures in three different countries, including JetBlue Airways. Backed by Mr. Neeleman and other key shareholders such as Weston Presidio, TPG Growth, Gávea Investimentos, Grupo Bozano, and Grupo Águia Branca, we are highly capitalized and have invested in a robust and scalable business model. We have a world-class management team that combines local knowledge with experience in best practices from the United States, the world’s largest and most competitive aviation market.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between Azul and TRIP has allowed us to integrate all our operations rapidly and start yielding significant synergy gains. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 70 cities and consolidate our position as a leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area, and gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo.

We have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe this model has enabled us to stimulate significant new demand to become the market leader in the majority of the markets we serve.

Our fleet of 118 aircraft in service, composed of 69 modern Embraer E-Jets, which seat up to 118 customers, and 49 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who fly larger aircraft. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. In addition, our aircraft enable us to serve smaller markets profitably and connect them to our extensive network. With an average age of four years, our fleet is the youngest in Brazil.

We believe we have built a strong brand by offering a high-quality travel experience, based on a culture of superior customer service provided by our highly-motivated crewmembers and cultivated through the past successes of our founder David Neeleman. Among other awards, we were named “Best Low Cost Carrier In The

World” in 2012 by CAPA, an independent aviation market intelligence provider, and “Best Low Cost Carrier In Latin America” in both 2012 and 2011 by Skytrax, an aviation research organization. Our service offering features individual entertainment screens incorporating free LiveTV at every seat on virtually all of our jets, extensive legroom, two-by-two seating with no middle seats, complimentary beverage and snack services, and free bus service to key airports (including between the city of São Paulo and Campinas airport).

As of December 31, 2012, we were the market leader by frequency on 82.4% of our routes, as the only airline operating on 71.6% of our routes and the most frequent carrier on an additional 10.8%, according to IATA. This extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly lower number of destinations. We believe that this leading network position has enabled us to achieve significantly higher PRASK than other domestic carriers in the four-year period ended to December 31 2012. In 2012, we achieved an average load factor of 79% and generated a 55% PRASK premium relative to Gol.

Our low cost structure gives us the lowest trip costs in Brazil. For example, as of December 31, 2012 our end of period FTEs per operating aircraft was the lowest in Brazil, at 76 compared to 174 for LATAM and 141 for Gol, according to their latest public disclosures. Our leading revenue performance driven by superior load factors, combined with our efficient operations and competitive cost structure, enabled us to achieve an Adjusted EBITDAR margin of 13.3% and pro forma Adjusted EBITDAR margin of 11.3% in 2012, better than any other Brazilian airline, maximizing the return on our assets. For a description of how we calculate Adjusted EBITDAR, see “—Summary Financial and Operating Data” below.

We run an innovative loyalty program known as Tudo Azul, which was launched in 2009 and posted a 44% CAGR in the number of members from January 1, 2010 through December 31, 2012, adding more than 500,000 members in 2012 alone, to achieve a total of more than 2,000,000 members today. We have major plans to expand the scope of Tudo Azul through commercial partnerships with companies from other industries where we believe our brand provides a competitive advantage, such as Azul-branded credit cards. Our current Tudo Azul partners include Banco Itaú, Banco Santander, American Express and Walmart, among numerous others. As Tudo Azul expands, we may consider managing it as a separate business unit.

Our hub-and-spoke network is an integral part of our model of stimulating demand since it allows us to consolidate traffic by serving larger and medium-sized markets (including every state capital in Brazil) as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe our main competitors, with their larger aircraft, are unable to generate sufficient demand to serve most of our markets profitably.

Our main hubs are strategically located in Campinas and Belo Horizonte, two of the largest metropolitan areas in the country. Campinas is located approximately 90 kilometers (56 miles) from the city of São Paulo and has a catchment area of approximately seven million people in a 100km radius, according to IBGE. We are the leading airline at Campinas, with a 92% share of the airport’s 171 daily departures as of December 31, 2012. As a result of heightened demand driven by our entry into Campinas, Campinas airport now serves 44 destinations, the most non-stop domestic flights of any Brazilian airport. Other key strategic destinations in our network include the cities of São Paulo (Guarulhos airport), Rio de Janeiro (Santos Dumont and Galeão airports), Salvador and Manaus.

Brazil, which is geographically similar in size to the continental United States, had the second fastest-growing domestic aviation market in the world in 2012 and is expected to be the third largest market for domestic passengers in 2016 according to IATA. We believe Brazil continues to show significant growth potential as air travel is still significantly underpenetrated, with 0.5 average flight segments flown per person per year, compared to 2.1 in mature markets such as the United States or Canada in 2012.

The core of our strategy is to drive greater profitability by growing our network, adding new destinations, further interconnecting our current destinations, and increasing frequency in existing markets. We believe this continued roll-out will stimulate further demand, reducing CASK and increasing margins through the economies of scale created by optimizing our resources and staff. We also intend to continue growing our ancillary revenue streams, such as cargo operations and travel packages, by leveraging our existing products and expanding our offerings.

Our Strengths

We believe we compete successfully by employing the following competitive business strengths:

Largest network in Brazil

We have the largest airline network in the country, with service to 100 destinations, 236 routes and 891 departures per day. Our hub-and-spoke network allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As a result of this differentiated business strategy, we were the sole airline in 45 of the destinations we serve and the leading player in 70 cities as of December 31, 2012. We were the sole carrier in 71.6% of our routes and most frequent carrier in an additional 10.8% as of December 31, 2012, giving us market leadership by frequency in 82.4% of our routes according to IATA. We intend to continue identifying, entering and rapidly achieving leading market presence in new markets or underserved markets with high growth potential, where we believe we are well positioned to capture the expected increasing demand led by the economic growth in Brazil’s middle class.

We believe the Brazilian government’s incentive package for the regional aviation industry, announced in December 2012, will support the expansion of our network. The package includes investments of up to R$7.3 billion in regional aviation infrastructure, with the goal of expanding the number of commercial airports in Brazil from 129 as of December 31, 2012 to 270 in ten years. As part of the incentive package, the Brazilian government announced that it intends to provide subsidies and airport fee exemptions for regional flights.

We are confident that the airport infrastructure at our hubs will be sufficient to support our growth. Currently, Campinas airport has one runway, which allows up to 30 operations per hour. Following the privatization of the airport in February 2012, a series of new investments for Campinas have been announced, including a new runway by 2017, according to Aeroportos Brasil, the private consortium that won the bid to operate Campinas airport. In the shorter term, a R$1.4 billion investment program has been announced to provide, in time for the World Cup in 2014, a new passenger terminal for up to 14 million passengers per year, a new apron for 35 aircraft and 4,500 additional car parking spaces. Total investments at Campinas over the next 30 years are expected to amount to more than R$8.9 billion and, according to INFRAERO, Campinas airport is expected to reach 60 million passengers per year by 2030 as a result of these investments. Our second largest hub, Confins airport in Belo Horizonte, where we are already the leading carrier with a 45% share of total departures serving 28 destinations as of December 31, 2012, is also expected to be privatized in 2013. More generally, the Brazilian government has announced that it plans to use part of the funds raised through airport privatizations to invest in airport infrastructure across the country.

Operating the right aircraft for our target market

By operating a fleet of smaller aircraft that offer lower trip costs, we are able to match capacity to demand, achieve higher load factors, provide greater convenience and frequency, and serve routes and markets that our main competitors, who fly larger aircraft, cannot serve profitably. According to ANAC, 85% of the flights in Brazil carry fewer than 120 customers. Our modern Embraer E-Jets seat up to 118 customers, and our fuel-efficient ATR aircraft seat up to 70 customers, while the aircraft used by our two principal competitors in Brazil have, on average, 83% more seats than our aircraft – some with as many as 187 seats. As a result, we achieved an average load factor of 79% in 2012, compared to an average of 72% for our main competitors. In addition, the average trip cost for our fleet is R$18,894, compared with R$30,372 for the larger Boeing 737-800 jets flown by our main competitor, according to its latest public disclosure. We can therefore offer non-stop, frequent service ranging from four to seven departures per day from Campinas to markets such as Porto Alegre, Navegantes, Salvador, Goiânia, Ribeirão Preto and São José do Rio Preto, routes that are not served by our two main competitors.

The table below shows our frequencies on certain non-stop routes as compared to our main competitors at December 31, 2012:

	At December 31, 2012
	Departures per Day
	Azul	Gol	TAM
Campinas—Rio de Janeiro	21	4	2
Belo Horizonte—Campinas	15	3	—
Campinas—Curitiba	9	1	—
Campinas—Porto Alegre	7	—	—
Belo Horizonte—Montes Claros	7	2	—
Campinas—São José do Rio Preto	6	—	—
Belo Horizonte—Ipatinga	6	—	—
Belo Horizonte—Vitória	5	4	—
Campinas—Brasília	5	2	2
Campinas—Navegantes	5	—	—
Campinas—Ribeirão Preto	5	—	—
Belo Horizonte—Uberlândia	5	2	1
Belo Horizonte—Recife	4	1	—
Belém—Altamira	4	—	—
Belo Horizonte—Porto Alegre	2	—	—

Source:    ANAC

Industry-leading demand stimulation through frequent, affordable service in Brazil

Our proprietary yield management system is key to our strategy of optimizing yield through dynamic fare segmentation and stimulating demand, targeting not only business travelers but also cost-conscious leisure travelers, for whom we offer low fares to stimulate air travel and encourage advance purchases. This segmentation model enabled us to achieve a market-leading PRASK of 21.35 cents of a real in 2012, compared to 13.81 cents of a real for our main domestic competitor, representing a 54.6% premium.

As an illustration of our ability to stimulate demand, the following table shows the increase in average customers per day on certain routes from November 2008, before we started operations, to December 2012:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)
Campinas—Rio de Janeiro
November 2008	6	—	564
December 2012	27	21	2,559
Campinas—Salvador
November 2008	—	—	155	(1)
December 2012	6	5	595
Campinas—Belo Horizonte
November 2008	6	—	503
December 2012	18	15	1,426
Belo Horizonte—Goiânia
November 2008	1	—	82
December 2012	5	3	445
Campinas—Porto Alegre
November 2008	—	—	241	(1)
December 2012	7	7	610

Source:    ANAC and internal data.

(1)	Itinerary available through connecting flight only.

We believe that the increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. As a result of our focus on an undeserved market, we were able to establish a successful platform that has significantly increased demand at Campinas airport over the last five years. In November 2008, before we started operations, the incumbent airlines serving Campinas airport offered just nine daily departures to eight destinations. As of December 31, 2012, Campinas airport offered 171 daily departures to 44 destinations, and we held a 92% share of these daily departures. We believe we have been able to leverage our position as the largest airline in Campinas to establish a strong and loyal customer base and intend to serve more than 50 cities from Campinas by the end of 2013. Across Brazil we offer superior connectivity for connecting passengers, with the most non-stop services in the country.

Superior customer experience due to unique product and service-focused culture

We believe we provide a high-quality, differentiated travel experience and have a strong culture focused on customer service. Our crewmembers are trained to be service-oriented, focusing on providing the customer with a superior travel experience. We were recognized as one of the best companies to work for in Brazil in 2012 by Exame/Você S/A, a Brazilian business magazine and the first airline to receive this award.

We provide extensive training for our crewmembers that emphasizes the importance of both customer service and safety. In compliance with Brazilian and international standards, we provide training to our pilots, flight attendants, maintenance technicians and airport and call center agents. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis to maintain the quality of our crew and customer service. We currently operate three flight simulators and are completing an integrated training center in Campinas, to be known as Universidade Azul (Azul University), which is expected to open in the first half of 2013.

Our service offering features assigned seating, individual entertainment screens with free LiveTV at every seat in virtually all our jets, extensive legroom, two-by-two seating with no middle seats, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Campinas airport) and the youngest fleet in Brazil.

We focus on meeting our customer needs and have posted one of the best on-time performance records among Brazil’s largest carriers for the last 4 years, at 91.1% for 2012, 90.2% for 2011, 93.2% for 2010 and 91.9% for 2009, according to INFRAERO. We were recognized as the airline with best on-time performance in Latin America by FlightStats in 2012. In addition, our completion rate has been consistently high, totaling 99.2% in 2012 and 99.3% in 2011.

Most efficient cost structure in the Brazilian airline market

Before launching our operations, we constructed a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, and electronic check-in kiosks at our main destination airports. At the same time, we have made substantial progress on the integration of TRIP into our operations and existing processes. We have fully integrated all administration and back-office personnel, and expect approval from ANAC to achieve a single operating certificate by June 2013. We believe our scalable platform provides superior reliability and safety and will generate economies of scale as we roll out our growth strategy. We have also leveraged our management’s experience by implementing a disciplined, low-cost operating model. As a result, when compared to our main competitor in each case, our average trip cost of R$18,894 is 33.7% lower than theirs and our 76 end of period FTEs per operating aircraft was significantly lower than their 141 FTEs at December 31, 2012. We achieved an Adjusted EBITDAR margin of 13.3% and pro forma Adjusted EBITDAR margin of 11.3% in 2012, better than any other Brazilian airline, maximizing the return on our assets. For a description of how we calculate Adjusted EBITDAR, see “—Summary Financial and Operating Data” below.

We achieved these low operating costs primarily through:

•	Single class aircraft configuration

•	Low sales, distribution and marketing costs through direct-to-consumer marketing, high utilization of web-based sales and social networking tools

•	Operating a modern fleet with only two aircraft types, with better fuel efficiency and lower maintenance costs than larger aircraft

•	Innovative and beneficial financial arrangements for our aircraft, as a result of being one of the largest customers for Embraer and ATR aircraft

•	Creating a company-wide business culture focused on driving down costs.

Well-recognized brand

We have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition for our high quality service. As a result of our strong focus on customer service, our customer surveys indicate 77% of our customers would strongly recommend or recommend Azul to a friend or relative. The strength of our brand has been recognized in a number of recent awards:

•	Named “Best Low Cost Carrier In The World” in 2012 by CAPA, an independent aviation market intelligence provider

•	Named “Best Low Cost Carrier In Latin America” in both 2012 and 2011 by Skytrax, an aviation research organization

•	Elected “Best Brazilian Airline” in both 2012 and 2011 by the readers of Viagem e Turismo, a Brazilian travel magazine

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source

•	Named one of the “50 Most Innovative Companies In The World” and “Most Innovative Company In Brazil” in 2011 by Fast Company, a business magazine.

World-class management team

We benefit from our highly knowledgeable, experienced and complementary management team. Our senior management, which has senior airline experience in both Brazil and the United States, includes:

•	Our Chairman and Chief Executive Officer David Neeleman, who has successfully founded four airlines in three different countries, including JetBlue Airways

•	Our Chief Operating Officer, José Mario Caprioli dos Santos, who was the founder of TRIP and is now a shareholder and board member of Azul

•	Our Chief Financial Officer, John Rodgerson, who served as Director of Planning and Financial Analysis at JetBlue Airways for five years

•

Our Chief Revenue Officer, Maximilian Urbahn, who has more than 12 years of experience in the airline industry as Chief Revenue Officer at JetBlue Airways, Senior Revenue Director at US Airways, Director of Revenue Management at Northwest Airlines and several management positions at United Airlines. He was also a founding partner of priceline.com.

Most of our senior management team has worked together for some time and has been with Azul since our launch, and all non-Brazilian individuals on the team are residents of São Paulo with permanent work visas. The executives who joined Azul’s management from TRIP have extensive experience in the Brazilian transportation industry and will bring further local knowledge to the team. In addition to Mr. Neeleman, a number of our other senior officers are also shareholders in Azul, and all are incentivized by participation in our stock option plan, which we believe aligns shareholders’ and management’s interests. Our management has concentrated on establishing a successful working environment and employee culture. The experience and commitment of our senior management team has been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.

Our Strategy

Our goal is to grow profitably and increase shareholder value by offering frequent and affordable service to our customers. We intend to implement the following strategic initiatives to achieve this objective:

Continue to grow our network by adding new connections and destinations and increasing frequency in existing markets

We intend to leverage our existing strong financial position to continue our sustainable and profitable growth by adding new destinations, further connecting the cities that we already serve, and increasing frequency in existing markets:

•

We intend to “connect the dots” by adding new non-stop routes between existing destinations where we believe there is further sustainable growth potential. For example, in November 2012 we added a Campo Grande—Rio de Janeiro route, in response to demand for connections between our Campinas—Campo Grande and Campinas—Rio de Janeiro routes. We believe that by applying this strategy to major focus cities we can increase revenues and generate economies of scale by leveraging the infrastructure and staff at our existing destinations.

•

We intend to apply our disciplined approach in selecting routes and rapidly achieving superiority in new and underserved markets, with a continued focus on Brazilian cities where we believe there is the greatest opportunity for profitable growth. We are resuming flights to destinations that were abandoned by Brazil’s incumbent airlines when they began operating larger aircraft, and we also continue to reduce average trip time for our customers. As a result, the number of domestic routes served in Brazil increased by 35% from November 2008, before we started operations, to December 2012. In addition, we believe the incentive package for the regional aviation industry announced by the Brazilian government in December 2012 should favor our entry into new markets that otherwise would not be profitable over the next ten years.

•

On existing routes that we already serve but that we believe present additional demand, we intend to increase the number of daily frequencies so as to achieve or further increase schedule superiority over our competitors, without decreasing our load factors. For example, we increased daily departures on the Campinas—Rio de Janeiro route from six to 21 between March 2009 and December 2012, and daily departures on the Campinas—Belo Horizonte route from eight to 15 between September 2012 and December 2012. By providing this additional convenience, we aim to continue stimulating demand.

Leverage our strong brand and continue to deliver a high-quality travel experience

We intend to maintain a disciplined focus on our business model in our existing markets where we have competitive superiority, further strengthening our financial position and reinforcing our brand strength. We have already demonstrated our ability to stimulate growth in new and existing markets, and achieved better Adjusted EBITDAR margins than any other Brazilian airline in 2012. We aim to remain the airline of choice in our existing markets through rigorous focus on our model of offering convenient frequent service, high-quality customer service offering and efficient operations. We believe the strength of our brand allows us to grow revenues by increasing our ability to segment our customer base and provide client tailored services, leading to higher satisfaction and loyalty.

Increase our ancillary revenue streams

We intend to continue to grow our ancillary revenue business, by both leveraging our existing products and introducing new products. We will focus on deriving further value from our existing ancillary revenue streams such as cargo services, passenger-related fees, upgrades to seats with extra legroom (Espaço Azul), sales of advertising space in our various customer-facing formats, commissions on travel insurance sales and revenues from airport parking at Campinas. We plan to expand our cargo business, building on our extensive route network and taking advantage of the fact that Campinas is the second largest cargo airport in Brazil by freight volume. In addition, we intend to leverage our customer base to increase non-ticket revenues by broadening our product and service offerings. In addition to expanding the scope of our Tudo Azul loyalty program through commercial partnerships with companies from other industries, we also plan to increase revenues from Azul Viagens, our travel packages initiative, through which we generate commissions from hotel reservations and car rentals bundled with flight sales.

Improve operating efficiency

Azul’s R$400 million (U.S.$235 million) start-up capital enabled us to invest up-front in our scalable operating platform and efficient young fleet and rapidly achieve market-leading Adjusted EBITDAR. Our decision to purchase Brazilian-made Embraer aircraft enabled us to access competitive local aircraft financing (at current rates below Brazil’s CDI overnight deposit rate) from BNDES, Brazil’s national development bank. We have financed 73.9% of our finance leased jets in reais as of December 31, 2012, whereas our two main competitors have 100% currency exposure for their aircraft ownership costs. We believe we will be able to further reduce our unit operating costs and improve efficiency by, among other things, spreading our low fixed-cost infrastructure over a larger-scale operation, using technology to create further operating efficiencies, leveraging our labor productivity, and continuing our cost-effective fuel hedging strategy. In this regard, we have developed an innovative hedging product with Petrobras Distribuidora, which enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a hedge that is tailored more specifically to our needs rather than WTI or heating oil futures, which are not perfectly correlated to jet fuel. This hedging contract also allows us to lock in the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to real/U.S. dollar exchange rates.

Corporate Information

We are incorporated as a Brazilian sociedade por ações. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. The telephone number of our investor relations office is +55 (11) 4831-2880 and our website address is www.voeazul.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables summarize our financial and operating data for each of the periods indicated. You should read this information in conjunction with our financial statements and related notes, and the information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Information” elsewhere in this prospectus.

This summary financial data at and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS.

We have also included in this section summary unaudited pro forma consolidated financial data for the year ended December 31, 2012. This summary data has been derived from the unaudited pro forma consolidated financial information included elsewhere in this prospectus, which gives effect to our acquisition of TRIP as if it had occurred as of January 1, 2012. See “Unaudited Pro Forma Consolidated Financial Information.”

Statements of Operations Data

	For the Years Ended December 31,
	Pro Forma Unaudited
	2012	2012	2012	2012	2011	2010
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	1,812,743	3,704,341	1,201,199	2,454,651	1,558,256	786,721
Other revenue	207,019	423,043	128,556	262,704	162,971	84,409

Total revenue	2,019,762	4,127,384	1,329,755	2,717,355	1,721,227	871,130

Operating expenses
Aircraft fuel	(760,591)	(1,554,267)	(525,207)	(1,073,261)	(684,442)	(341,006)
Salaries, wages and benefits	(388,523)	(793,946)	(249,785)	(510,435)	(345,511)	(189,997)
Aircraft and other rent	(178,008)	(363,760)	(112,255)	(229,393)	(109,069)	(68,733)
Landing fees	(115,980)	(237,006)	(76,569)	(156,468)	(78,016)	(38,651)
Traffic and customer servicing	(90,311)	(184,551)	(63,654)	(130,076)	(96,054)	(54,289)
Sales and marketing	(97,049)	(198,320)	(64,452)	(131,708)	(93,498)	(54,004)
Maintenance, materials and repairs	(119,285)	(243,760)	(62,059)	(126,817)	(60,915)	(33,228)
Depreciation and amortization	(86,507)	(176,778)	(51,878)	(106,013)	(87,541)	(51,258)
Other operating expenses	(222,409)	(454,492)	(119,669)	(244,543)	(141,085)	(90,807)

	(2,058,663)	(4,206,880)	(1,325,528)	(2,708,714)	(1,696,131)	(921,973)

Operating income (loss)	(38,901)	(79,496)	4,227	8,641	25,096	(50,843)

Financial result
Financial income	6,831	13,959	4,754	9,715	13,360	6,475
Financial expenses	(125,997)	(257,474)	(79,606)	(162,675)	(114,373)	(55,691)
Derivative financial instruments	4,855	9,922	4,898	10,009	3,402	(2,867)
Foreign currency exchange, net	(35,168)	(71,865)	(18,429)	(37,659)	(32,936)	5,359

Loss before income tax and social contribution	(188,380)	(384,954)	(84,156)	(171,969)	(105,451)	(97,567)
Income tax and social contribution	552	1,127	552	1,127	—	—

Loss for the year	(187,828)	(383,827)	(83,604)	(170,842)	(105,451)	(97,567)

	For the Years Ended December 31,
	Pro Forma Unaudited
	2012	2012	2012	2012	2011	2010
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Basic and diluted loss for the year per common share R$(1)	(0.03)	(0.06)	(0.02)	(0.03)	(0.02)	(0.02)
Basic and diluted loss for the year per preferred share R$	(2.10)	(4.28)	(1.24)	(2.53)	(1.61)	(1.49)

Other financial data (unaudited):
EBITDA(2)	17,293	35,339	42,576	87,004	83,103	2,907
Adjusted EBITDA(2)	50,309	102,806	64,369	131,538	124,886	(4,936)
Adjusted EBITDAR(2)	228,317	466,566	176,624	360,931	233,955	63,797
Adjusted EBITDAR Margin (%)(2)(3)	11.3%	11.3%	13.3%	13.3%	13.6%	7.3%

(1)	Reflects the conversion ratio of 75.0 common shares to one preferred share.
(2)	EBITDA, Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR Margin (whether expressed on a historical or pro forma basis) are included as supplemental information because we believe they are useful indicators of our operating performance. However, EBITDA, Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR Margin are not financial performance measures determined in accordance with IFRS and must not be considered as an alternative to operating income, or as an indication of operating performance, or as an alternative to operating cash flows or as an indicator of liquidity. We believe that these measures are recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, they are susceptible to varying calculations and not all companies calculate them in the same manner. As a result, EBITDA, Adjusted EBITDA, Adjusted EBITDAR and Adjusted EBITDAR Margin as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, these measures present limitations that impair their use as a measurement of performance, since they do not consider certain costs arising from our business that might significantly impact our results of operations and liquidity, such as financial expenses and depreciation.
(3)	Represents Adjusted EBITDAR divided by total operating revenue.

The following table presents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years Ended December 31,
	Pro Forma Unaudited
	2012	2012	2012	2012	2011	2010
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Loss for the year	(187,828)	(383,827)	(83,603)	(170,842)	(105,451)	(97,567)
Plus (minus):
Financial expenses	125,997	257,474	79,606	162,675	114,373	55,691
Financial income	(6,831)	(13,959)	(4,754)	(9,715)	(13,360)	(6,475)
Deferred income tax and social contribution	(552)	(1,127)	(552)	(1,127)	—	—
Depreciation and amortization	86,507	176,778	51,878	106,013	87,541	51,258

EBITDA	17,293	35,339	42,576	87,004	83,103	2,907
Foreign currency exchange on debt(1)	36,247	74,071	26,691	54,543	45,185	(10,710)
Derivative financial instruments(2)	(4,855)	(9,922)	(4,898)	(10,009)	(3,402)	2,867

Non-recurring costs(3)	1,624	3,318	—	—	—	—

Adjusted EBITDA(4)	50,309	102,806	64,369	131,538	124,886	(4,936)
Aircraft and other rent	178,008	363,760	112,255	229,393	109,069	68,733

Adjusted EBITDAR(4)	228,317	466,566	176,624	360,931	233,955	63,797

Adjusted EBITDAR Margin(4)(%)	11.3%	11.3%	13.3%	13.3%	13.6%	7.3%

(1)	Represents the foreign exchange remeasurement on U.S. dollar denominated debt.
(2)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(3)	Direct expenses related to the closure of Campinas airport in October 2012 due to an incident with a freighter aircraft that blocked the runway for 45 hours.
(4)	Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to our debt denominated in U.S. dollars, as this variation is directly related to our total debt cost and should be considered as part of our finance expense; and (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real. We believe that this adjustment should be made as it mitigates the adjustment related to foreign currency exchange fluctuations, which do not reflect our actual operating results. Adjustments also exclude the non-recurring costs related to the temporary airport closure referred to in footnote (3) above.

Balance Sheet Data

The following table presents key line items from our historical balance sheet data:

	At December 31,
	2012	2012	2011	2010
	(U.S.$)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	132,672	271,116	131,664	96,909
Total assets	2,325,317	4,751,785	1,964,003	1,223,955
Loans and debentures	1,462,772	2,989,175	1,439,581	780,181
Total liabilities and shareholders’ equity	2,325,317	4,751,785	1,964,003	1,223,955

Operating Data

	At and For the Years Ended December 31,
	Pro Forma Unaudited
	2012	2012	2012	2012	2011	2010
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)
Operating Statistics (unaudited):
Operating aircraft at end of period	118	118	118	118	48	26
Total aircraft at end of period	127	127	127	127	49	27
Airports served at end of period	100	100	100	100	42	28
Average daily aircraft utilization (hours)	10.3	10.3	11.5	11.5	12.9	13.6
Stage length	695	695	777	777	859	968
Number of departures	269,672	269,672	143,363	143,363	92,343	47,873
Block hours	376,693	376,693	220,184	220,184	150,557	82,793
Passenger flight segments (thousands)	17,885,884	17,885,884	11,718,784	11,718,784	8,161,458	4,414,731
Revenue passenger kilometers (RPKs) (thousands)	12,604,879	12,604,879	9,061,814	9,061,814	6,973,014	4,239,476
Available seat kilometers (ASKs) (millions)	16,719,596	16,719,596	11,495,008	11,495,008	8,598,424	5,065,737
Load Factor (%)	75%	75%	79%	79%	81%	84%
Passenger revenues (in millions)	1,812,743	3,704,341	1,201,199	2,454,651	1,558,256	786,721
Passenger revenue per ASK (cents) (PRASK)	10.84	22.16	10.45	21.35	18.12	15.53
Operating revenue per ASK (cents) (RASK)	12.08	24.69	11.57	23.64	20.02	17.20
Yield per ASK (cents)	14.38	29.39	13.26	27.09	22.35	18.56
Trip cost	7,634	15,600	9,246	18,894	18,368	19,259
End of period FTEs per operating aircraft	76	76	76	76	88	105
CASK (cents)	12.31	25.16	11.53	23.56	19.73	18.20
CASK (ex-fuel) (cents)(1)	7.76	15.87	6.96	14.23	11.77	11.47
Fuel liters consumed (thousands)	682,871	682,871	469,458	469,458	337,437	205,541
Average fuel cost per liter	1.11	2.28	1.12	2.29	2.03	1.66

(1)	CASK (ex-fuel) means CASK excluding all fuel costs.

THE OFFERING

Issuer	Azul S.A.

The global offering	[•] preferred shares, to be offered in an international offering and a Brazilian offering. The number of preferred shares offered in the international offering and the Brazilian offering is subject to reallocation between the offerings. The closings of the international offering and the Brazilian offering are conditioned upon each other.

The shares to be offered consist of [•] new preferred shares to be issued by our company and [•] existing preferred shares to be sold by the Selling Shareholders.

International offering	We and the Selling Shareholders are offering [•] preferred shares, directly or in the form of ADSs, through the international underwriters in the United States and elsewhere outside Brazil.

The international underwriters also will act as placement agents on behalf of the Brazilian underwriters with respect to the sale of preferred shares to investors located outside Brazil who are authorized to invest in Brazilian securities according to the rules of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and the CVM.

Brazilian offering	Concurrently with the international offering, we and the Selling Shareholders are offering [•] preferred shares through the Brazilian underwriters to investors in Brazil in a public offering authorized by the CVM. The Brazilian offering will be made by means of a separate prospectus in Portuguese.

Selling shareholders	David Neeleman (through Saleb II Founder 1 LLC), Weston Presidio (through WP-New Air LLC), Gávea Investimentos Ltda. (through GIF–II Fundo de Investimento e Participações) and TPG Growth (through Star Sabia LLC) are offering a total of [•] existing preferred shares.

International underwriters	Morgan Stanley & Co. LLC, Itaú BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC, as joint bookrunners; and Raymond James & Associates, Inc. and Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States), as co-managers.

Brazilian underwriters	Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A, and BB-Banco de Investimento S.A., as joint bookrunners; and Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., as manager.

Shares outstanding before this global offering	464,482,529 common shares and 83,395,080 preferred shares. Each common share is convertible into preferred shares at the ratio of 75 common shares for one preferred share. After applying this conversion ratio, solely for the purposes of calculating each shareholder’s economic interest in our capital, we would have 89,588,180 preferred shares outstanding prior to this global offering on a theoretical fully-converted basis.

Shares to be issued to TRIP’s Former Shareholders prior to this global offering	Under the TRIP Investment Agreement, we expect to issue between [•] and [•] additional preferred shares calculated at the upper and lower points of the offering price range, to former shareholders of TRIP immediately prior to the closing of this global offering. For more information, see “The TRIP Acquisition.”

Shares outstanding after this global offering	[•] common shares and [•] preferred shares. After applying the 75:1 conversion ratio, solely for the purposes of calculating each shareholder’s economic interest in our capital, we would have [•] preferred shares outstanding after this global offering on a theoretical fully-converted basis. This calculation assumes that we issue [•] new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering under the TRIP Investment Agreement, based on the midpoint of the price range in this global offering. However, it assumes no exercise of the underwriters’ over-allotment option to purchase additional shares in this global offering, and no exercise of vested stock options by our management.

Preferred shares being offered	Preferred shares without voting rights, except for the voting rights mentioned in “Description of Capital Stock—Voting rights” for as long as our company is listed on the Level 2 segment of BM&FBOVESPA. Holders of our preferred shares benefit from certain tag-along rights, the right to receive 75 times the dividends paid on our common shares and liquidation preferences, all as described in “Description of Capital Stock.”

ADSs	Each ADS represents one preferred share and may be represented by American depositary receipts, or ADRs. The ADSs will be issued under a deposit agreement entered into among us, [•], as depositary, and the registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement.

Options to purchase additional ADS and preferred shares

We and the Selling Shareholders will grant the international underwriters an option, exercisable by [•], at its sole discretion upon prior written notice to the other international underwriters, for 30 days from and including the first day of trading of our preferred shares on BM&FBOVESPA, to purchase up to [•] additional preferred shares, in the form of ADSs (less any preferred shares sold to the Brazilian underwriters under their option referred to below), at the initial public offering price, solely to cover over-allotments, if any. If any additional ADSs are purchased using this option, the international underwriters will offer them on the same terms as the ADSs being offered in the international offering.

We and the Selling Shareholders will grant the Brazilian underwriters an option, exercisable by [•], at its sole discretion upon prior written notice to the other Brazilian underwriters, for 30 days from and including the first day of trading of our preferred shares on BM&FBOVESPA, to purchase up to [•] additional preferred shares (less any preferred shares in the form of ADSs sold to the international underwriters under their option referred to above), at the international offering price, provided that the decision to allocate the additional preferred shares (including in the form of ADSs) is made jointly by the Brazilian and international underwriters at the time the price per preferred share and ADS is determined. See “Underwriting—Option.”

The decision of how to allocate any additional preferred shares purchased using these options will be made jointly by the international underwriters and the Brazilian underwriters at the time the price per preferred share in this global offering is determined. See “Underwriting—Option.”

Offering price	We expect the offering price will be between R$[•] and R$ [•] per preferred share and between U.S.$ [•] and U.S.$ [•] per ADS, calculated at the exchange rate of R$[•] per U.S.$ at [•], 2013.

Use of proceeds	We estimate that the net proceeds that we will receive from this global offering will be R$[•] million. We intend to use these net proceeds to (i) invest in aircraft to grow our fleet, (ii) fund the capital expenditures needed to increase the number of destinations in our network, (iii) pay down debt of approximately R$140 million and (iv) for general corporate purposes. For further information, see “Use of Proceeds.”

We will not receive any proceeds from the sale of preferred shares by the Selling Shareholders.

Listing	We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “[•]” and to list our preferred shares on the Level 2 segment of BM&FBOVESPA under the symbol “[•].” We cannot assure you that a trading market for our preferred shares or ADSs will develop or will continue if developed.

Transfer restrictions	Our preferred shares, including in the form of ADSs, will be subject to certain transfer restrictions as described under “Underwriting—Selling Restrictions.”

Dividends and dividend policy	Holders of our preferred shares are entitled to receive 75 times the value of dividends (and other distributions) distributed to holders of our common shares. Holders of both our common and preferred shares are entitled to receive annual mandatory distributions of 0.1% of our net income; however, our preferred shares do not carry priority rights to receive fixed or minimum dividends, and therefore will not be entitled to voting rights even if no dividends are paid. Holders of our preferred shares are entitled to the general voting rights provided in the Corporate Governance Rules of the Level 2 segment of BM&FBOVESPA. For further details, see the sections of this prospectus entitled “Description of Capital Stock—Voting Rights” and “Dividend Policy.”

Lock-up agreement	We, the Selling Shareholders and our directors and officers have agreed not, within 180 days following the pricing of this global offering, subject to certain exceptions, to issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any common and/or preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC.

Additionally, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, we, the Selling Shareholders and our directors and executive officers may not sell and/or offer to sell any common and/or preferred shares (or derivatives relating to common and/or preferred shares) owned immediately after this global offering, or any securities or other derivatives linked to securities issued by us, for six months after the publication in Brazil of the announcement of commencement of this global offering. After the expiration of this six-month period, we, the Selling Shareholders and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40% of the securities that each of we or they hold. See “Underwriting—No sale of similar securities.”

Controlling shareholder	Prior to this global offering, David Neeleman owns, directly or indirectly, 67% of our common shares’ giving him 67% of the voting rights in our company. Following this global offering, Mr. Neeleman will continue to control all shareholders’ decisions, including the ability to appoint a majority of our board of directors.

Tag-along rights	Holders of our preferred shares have the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the 75:1 conversion ratio) as are offered to our controlling shareholder in any sale of control transaction. See “Description of Capital Stock—Rights of our Common and Preferred Shares.”

Our principal shareholders also have certain tag-along rights applicable to sales of common shares by them. See “Description of Capital Stock—Shareholders’ Agreement.”

ADS depositary	[•]

Taxation	Dividends paid to holders of preferred shares who are not domiciled in Brazil will not be subject to any Brazilian withholding tax.

For a discussion of the material U.S. tax consequences relating to an investment in our preferred shares, including in the form of ADSs, see “Taxation.”

Risk factors	Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page [•] and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in our preferred shares, including in the form of ADSs.

RISK FACTORS

This initial public offering and an investment in our preferred shares, including in the form of ADSs, involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected by any of these risks. The trading price of the our preferred shares, including in the form of ADSs, could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are those that we currently believe may adversely affect us or the preferred shares, including in the form of ADSs. Additional risks not presently known to us or that we currently deem immaterial may arise in the future or have additional weight and may also impair our business operations. In general, investing in the securities of issuers in emerging market countries such as Brazil, involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with more developed capital markets. To the extent that information relates to, or is obtained from sources related to, the Brazilian government or Brazilian macroeconomic data, the following information has been extracted from official publications of the Brazilian government or other reliable sources and has not been independently verified by us.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, together with Brazil’s political and economic conditions could adversely affect our business, financial condition, results of operations, cash flows and prospects as well as the trading price of our preferred shares, including in the form of ADSs.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates;

•	currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange rates and exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic and social instability;

•	the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and

•	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors may create instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of securities issued by Brazilian companies. Any of these factors may adversely affect our business, financial condition, results of operations, cash flows and prospects, as well as the trading price of our preferred shares, including in the form of ADSs.

Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and since 1999 a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2012 and 2011, the real depreciated by an average of 16.7% and 12.0% against the U.S. dollar, respectively. The real/U.S. dollar exchange rate reported by the Central Bank on December 31, 2012 was R$2.04 per U.S. dollar.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the current global economic recovery, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Consequently, when the real appreciates, we incur in losses on our monetary assets denominated in, or indexed to, a foreign currency, such as the U.S. dollar, and our liabilities denominated in, or indexed to, foreign currency, decreases as the liabilities and assets are translated into reais.

Our revenues are denominated in reais and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, U.S. dollar denominated debt financings, finance leases, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. For 2012, 51.8% of our operating expenses were denominated in, or linked to, foreign currency. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, fluctuations of the real and have entered into hedging arrangements to protect us against the effects of fluctuations of the real, there can be no assurance we will be able to or will continue to do so. Any depreciation of the real against the U.S. dollar may have an adverse effect on us, including leading to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs (including fuel costs), increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, financial condition, results of operations and cash flows.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 5.8%, 6.5%, 5.9%, 4.3% and 5.9% in 2012, 2011, 2010, 2009 and 2008, respectively. Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect our business, financial condition, results of operations, cash flows and prospects and the trading price of our preferred shares, including in the form of ADSs.

In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our passengers to offset the potential impacts of inflation on our expenses, including salaries. This would lead to decreased net income. Inflationary pressures may also adversely affect our ability to access foreign financial markets, causing adverse effects on our capital expenditure plans.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the market price of Brazilian securities, including the trading price of our preferred shares, including in the form of ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Even though the world economy and the financial and capital markets had been recovering from the 2008 global financial crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and 2012. European countries encountered serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default. At the same time, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by S&P in 2011. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to the Brazilian economy and result in considerable outflows of funds from Brazilian decreased the amount of foreign investments in Brazil.

Crises in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such us our preferred shares, including in the form of ADSs. This may adversely affect the trading value of our preferred shares, including in the form of ADSs, and any decline in trading value would impede our access to capital markets and financing for future operations.

Variations in interest rates may have adverse effects on our results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, with respect to loans denominated in reais, the Interbank Deposit Rate, or DI Rate, and with respect to operating and finance leases denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.

The TJLP was 5.5% on December 31, 2012, 6.0% on December 31, 2011, 6.0% on December 31, 2010, 6.0% on December 31, 2009 and 6.25% on December 31, 2008. The DI Rate was 6.9% on December 31, 2012, 10.9% on December 31, 2011, 10.6% on December 31, 2010, 8.5% on December 31, 2009 and 13.6% on December 31, 2008. The LIBOR was 0.4% on December 31, 2012, 0.6% on December 31, 2011, 0.3% on December 31, 2010, 1.0% on December 31, 2009 and 2.0% on December 31, 2008. Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates.

If the TJLP, the DI Rate or LIBOR was to increase, our repayments under loans, operating and finance leases would increase, and we might not be able to adjust the prices we charge to offset increased payments. For example, in addition, our repayments under many of our operating and finance leases are linked to LIBOR, and we are exposed to the risk of variations in LIBOR. As of December 31, 2012, the estimated future payments due on our operating and finance lease contracts linked to LIBOR amounted to U.S.$839.6 million.

Risks Relating to our Business and the Brazilian Civil Aviation Industry

Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would harm our business.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 39.7% of our operating expenses for the year ended December 31, 2012. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect our profitability. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

Substantially all of our fuel is provided by one supplier, Petrobras Distribuidora. Petrobras is entitled to terminate its fuel supply contracts with us for a number of reasons. In addition, Petrobras may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, this agreement enable us to lock in the cost of the jet fuel we will consume in the future. Accordingly, in case this agreement is terminated, we will be required to enter into alternative hedging

We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

Our operations, and the airline industry in general, are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses. An increasingly unfavorable economic environment would likely negatively impact our results of operations. In addition, a significant instability of the credit, capital and financial markets, could result in increasing our borrowing costs, negatively affecting our operating results, financial condition, growth strategy and investment plans. These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity in general.

Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations, including our competitiveness and compliance costs.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, ANAC addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations.

In December 2012, the Brazilian government announced an incentive package for the regional aviation industry, by which it plans to provide subsidies and airport fee exemptions for all carriers offering regional flights. This incentive package provides for investments of up to R$7.3 billion in regional aviation infrastructure. Such subsidies and exemptions may cause the reallocation of slots and increased competitiveness at the airports where we operate, which may also negatively affect our business and results of operations.

We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect our business and results of operations.

We have committed significant resources to the acquisition of TRIP and expect to incur further expense in finalizing the integration of the business operations of Azul and TRIP. If we cannot successfully integrate TRIP’s operations and business, then we may not recover this investment.

We have incurred and expect to continue to incur expenses in connection with the integration of Azul and TRIP. We incurred R$44.0 million in non-recurring expenses in connection with the TRIP acquisition and integration in 2012, principally for financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance and employee benefit-related expenses, and the integration of numerous processes, policies, procedures, operations, technologies and systems. As of March 26, 2013, we expect to incur up to R$10.0 million of expenses in 2013. The remaining anticipated expenses mainly relate to obtaining a joint operations certificate, transferring TRIP’s slots to Azul and finalizing the integration of the two companies.

There may, however, be significant unanticipated additional costs and expenses in connection with the combination that we may not recoup, such as: (i) unforeseen expenses or delays leading to one-time cash costs to integrate the two airlines that may exceed the one-time cash costs that we currently anticipate, (ii) material liabilities not identified during legal and accounting due diligence or lawsuits relating to labor, tax, civil or other claims, or to TRIP’s Former Shareholders pursuant to the TRIP Investment Agreement and (iii) losses resulting from actions relating to the integration of TRIP’s business.

We may encounter difficulties in fully integrating the acquired TRIP business into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the acquisition.

The process of integrating Azul and TRIP is expected to continue through June 2013. We may still face unanticipated difficulties in the integration, such as distracting management from day-to-day operations and the inability to successfully combine the businesses of Azul and TRIP in a manner that permits the combined companies to achieve the full revenue and cost synergies we anticipate.

The integration of two large companies presents significant management challenges. Achieving the anticipated synergies and the potential benefits of the acquisition will depend on successful integration of the businesses. Factors that may impact our achievement of the expected synergies and benefits of the acquisition include, but are not limited to, our ability to maintain and enhance our relationships with existing TRIP customers, our ability to provide additional opportunities for the acquired business through our existing customer relationships and service channels, changes in the spending patterns and preferences of such customers, and fluctuating economic and competitive conditions. We may be unable to achieve the same growth, sales levels and profitability that the TRIP business has achieved in the past. Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow the acquired business and to achieve the expected synergies and other benefits of the acquisition. There can be no assurance that the TRIP acquisition will result in the realization of the full benefits of synergies, innovation and operational efficiencies that we currently expect, that these benefits will be achieved within the anticipated timeframe or that we will be able to measure any such synergies fully and accurately. Our failure to do so could have a material adverse effect on our revenues, operating results and financial condition following the transaction.

Because we have a limited operating history, it is difficult to evaluate an investment in our preferred shares, including in the form of ADSs.

Because we have a limited operating history, having commenced operations in December of 2008, it may be difficult to evaluate our future prospects and an investment in our preferred shares, including in the form of ADSs. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with a limited operating history. Our future performance will depend upon a number of factors, including our ability to:

•	implement our growth strategy;

•	provide high quality, reliable customer service at low fares;

•	enter new markets successfully;

•	hedge against fuel price, foreign exchange and interest rate fluctuations;

•	obtain aircraft that best suit our growth strategy;

•	maintain adequate control of our expenses;

•	attract, train, retain and motivate qualified personnel;

•	react to customer and market demands; and

•	maintain the safety of our operations.

We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our financial condition and results of operations and the price of our preferred shares, including in the form of ADSs . In addition, given our limited operating history, our financial statements and other financial information included in this prospectus may not be adequate for evaluating our current financial condition and are not indicative of our future results and performance.

We operate in a highly competitive industry.

Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on our business. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, our business and financial conditions could be materially adversely affected.

Each year we may face increased competition from existing and new participants in the Brazilian market. The air transportation sector is highly sensitive to price discounting and the use of very aggressive pricing policies by some airlines. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low. We cannot assure you that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. In addition, a competitor may have greater financial resources and access to cheaper sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can.

As a Brazilian airline focused in the domestic market, we also face competition from air travel substitutes. On our routes, we currently face competition from some other transportation alternatives, such as bus or automobile. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel. If we are unable to adjust rapidly to the changing nature of competition in our markets, it could have a material adverse effect on our business, results of operations and financial condition.

Further consolidation in the Brazilian and global airline industry framework may adversely affect us.

As a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

In the event we do not act as a consolidator, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations. Consolidation in the airline industry is likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

Our results of operations tend to be volatile and fluctuate due to seasonality.

Our operating revenue is substantially dependent on the passenger traffic volume carried, which is subject to seasonal and other changes in traffic patterns. The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the first and fourth quarters of the year, as a result of year-end and summer holidays. Accordingly, our results tend to be volatile.

We have significant fixed expenses that may harm our ability to attain our strategic goals.

We have high fixed expenses, such as aircraft ownership, headquarters facility and personnel, IT system license costs, training and insurance expenses. We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. As of December 31, 2012, we had firm commitments to purchase 23 Embraer E-Jets, and firm commitments to purchase 22 ATR 72 aircraft to be delivered between 2013 and 2016, totaling R$2.5 billion.

As a function of our fixed expenses, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed expenses resulting from operating leases and debt for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing for our fixed expenses on favorable terms or at all.

We depend significantly on automated systems and any breakdown in these systems may harm our business, financial condition, results of operations, cash flows and prospects.

We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues.

These interruptions may include but are not limited to computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber attack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

A failure to implement our growth strategy may harm our results of operations.

Our growth strategy, and the consolidation of our leadership in terms of markets served in Brazil, includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports. Certain airports that we serve or that we may want to serve in the future are subject to capacity constraints and impose slot restrictions during certain periods of the day such as the Santos Dumont airport in Rio de Janeiro and the Juscelino Kubitschek airport in Brasília. We cannot assure you that we will be able to maintain our current slots and obtain a sufficient number of slots, gates, and other facilities at airports to expand our services as we propose. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risks having those slots reallocated to other airlines. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to modify our schedules, change routes or reduce aircraft utilization. Any factor preventing or delaying our access to airports or routes which are relevant to our growth strategy (including our ability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion or our operations and, consequently, adversely affect our growth strategy.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports, which may adversely affect us. Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including our ability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth strategy.

Our reputation, financial results and the market price of our preferred shares, including in the form of ADSs, could be harmed by events out of our control.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. The amount of liability insurance we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us or the air transport system, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism. These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu and Severe Acute Respiratory Syndrome, or SARS, which had an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the trading price of shares of companies in the worldwide airline industry, including our preferred shares, including in the form of ADSs. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

Natural disasters and other events out of our control may affect and disrupt our operations. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in, Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted, including certain aircraft being grounded in the affected regions. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Campinas airport for three days, which negatively impacted our operations and forced us re-accommodate our passengers to new flights. Any natural disaster that affects air travel in the regions in which we operate could have a material adverse impact on our business and results of operations.

Our insurance expenses may increase significantly as a result of a terrorist attack, harming our financial condition and results of operations.

Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, or similar events, as was the case following the terrorist attacks of September 11, 2001 in the United States.

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad. However, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. If the Brazilian government suspends its assumption of liability, Brazilian airlines will be required to assume the liability once more and obtain insurance in the market.

Airline insurers may reduce their coverage or increase their premiums in case of terrorist attack, seizures, aircraft accident and the Brazilian government’s termination of its assumption of liability or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.

In line with global industry practice, we leave some business risks uninsured, including business interruption, loss of profit or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. In addition, there is no assurance that our coverage will cover all potential risks associated with our operations and activities. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses which will have an adverse impact on our operations and financial condition.

Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on our strategy and, consequently, our business and results of operations.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. This is further emphasized by the need for additional infrastructure investments in the context of the Soccer Confederations Cup (2013), World Cup (2014) and the Summer Olympics (2016) in Brazil. Technical and operational problems in the Brazilian air traffic control systems have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control related difficulties might recur or worsen, which may have a material adverse effect on our business, our results of operations and our growth strategy.

The Santos-Dumont airport in Rio de Janeiro, which is important for our operations, has certain slot restrictions. Several other Brazilian airports, for example Brasília, Campinas, Salvador, Belo Horizonte (Confins), São Paulo (Guarulhos) and Rio de Janeiro (Galeão), have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. New operational and technical restrictions imposed by Brazilian authorities in the airports we operate or in those we expect to operate may also adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect our operations and financial condition, or affect our ability to carry out our normal business operations.

Our business is labor intensive. Our expenses related to our workforce represented 18.9% and 20.4% of our total operating expenses related to our workforce in 2012 and 2011, respectively. All Brazilian airline employees, including ours, are represented by two labor unions: the National Pilots’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between the two unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us as a result of an increase in threats of strikes and negotiations between the unions and SNEA. Additionally, our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect our operations and financial condition, or interfere with our ability to carry out our normal business operations.

The successful execution of our strategy is partly dependent on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays.

In order to successfully execute our strategy, we need to maintain a high daily aircraft utilization rate. Achieving high aircraft utilization allows us to maximize the amount of revenue that we generate from each aircraft and dilute expenses and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fueling and ground handling. Such delays could result in a disruption in our operating performance, leading to customer dissatisfaction due to any resulting delays or missed connections.

We are highly dependent on Campinas airport for a large portion of our business and as such, a material disruption at this airport could adversely affect us.

Our business is heavily dependent on our operations at the Viracopos airport in Campinas, in the state of São Paulo. Many of our routes operate through Campinas, which accounted for approximately 34% of our arrivals and departures in 2012. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect only Campinas airport or other airports in the region. Due to this capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at Campinas airport, which could have a material adverse impact on us. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Campinas airport for three days, which negatively impacted our operations and forced us re-accommodate our passengers to new flights.

We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as pilots, which could have a material adverse impact on us.

We believe that our growth potential and the maintenance of our results and customer oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. We place great emphasis on the selection and training of crewmembers with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining this company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Brazil, for these highly-skilled personnel. We may have to increase wages and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture could have a material adverse impact on us.

Our maintenance costs will increase as our fleet ages and any material increase in maintenance costs could materially adversely affect us.

As of December 31, 2012, the average age of our aircraft fleet was approximately four years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

We rely on agreements with third parties to provide our customers and us with facilities and services that are integral to our business and the termination or non-performance of these agreements could harm our business and results of operations.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling and baggage handling. All of these agreements are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable term and conditions or at all could harm our business and results of operations. We also have a long-term agreement with LiveTV, LLC for the equipment, content and service of our in-seat entertainment. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services.

We depend on our senior management team and the loss of any member of this team, including our Chairman and key executives, could negatively affect our business.

Our business depends upon the efforts and skill of our senior management, including our Chairman, who has played an important role in shaping our company culture, as well as other key executives. Our future success depends on a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to join or establish a competitor or that the non-competition agreements would be upheld in a court of law. In the event that our Chairman or a number of our senior management team leave our company, we may have difficulty finding suitable replacements, which could have a material adverse effect on our business and results of operations.

We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.

One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet. We operate Embraer E-Jets and ATR aircraft and intend to continue to rely on the E-Jets and ATR aircraft. If either Embraer or ATR is unable to perform its contractual obligations or if we are unable to acquire or lease new aircraft from aircraft manufacturers or lessors on acceptable terms, we would have to find other suppliers for similar types of aircraft. If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition, including a simplified maintenance structure designed to serve our E-Jets and ATRs. We cannot assure you that any replacement aircraft would have the same operating advantages as the E-Jets and ATR aircraft have or that we could lease or purchase aircraft that would be as reliable and efficient as them. We may also incur substantial transition costs, including costs associated with retraining our crewmembers, replacing our manuals and adapting our facilities, to the extent that such costs would not be covered by the alternate supplier.

Our business would be significantly harmed if a design defect or mechanical problem with E-Jets or ATR aircraft were to be discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by ANAC in the event of any actual or perceived mechanical or design problems while ANAC conducts its own investigation. Our business would also be significantly harmed if the public avoided flying our aircraft due to an adverse perception of Embraer or ATR aircraft generally, due to safety concerns or other problems, whether real or perceived, or in the event of an accident involving any Embraer or ATR aircraft, in particular any E-Jets or ATR aircraft. We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.

As of December 31, 2012, we had firm commitments to purchase 23 Embraer E-Jets and 22 ATR 72 aircraft to be delivered between 2013 and 2016. Any disruption or change in the manufacturers’ delivery schedules for these new aircraft may affect our operations and might negatively affect our financial condition and results of operations because we may not be able to accommodate increased passenger demand or develop our growth strategies. Our ability to obtain these new aircraft from Embraer and ATR may be affected by several factors, including (i) Embraer or ATR may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Embraer’s or ATR’s ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Embraer or ATR to provide financial support. Our operations may also be affected by any failure or inability of Embraer or ATR (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease passenger revenue and adversely affect us.

General Electric is the sole manufacturer and supplier of the CF34 engines on our Embraer E-Jets. Pratt & Whitney is the sole manufacturer and supplier of the PW 127M engines on our ATR 72 aircraft. We have also outsourced all engine maintenance for our Embraer E-Jet fleet to General Electric. If General Electric or Pratt & Whitney are unable to perform their contractual obligations or if we are unable to acquire engines from alternative suppliers on acceptable terms, we could lose the benefits we derive from our current agreements with General Electric and Pratt & Whitney and also incur substantial transition costs.

Inability to obtain lease or debt financing for additional aircraft would impair our growth strategy.

We typically finance our aircraft through operating and finance leases. We may not be able to continue to obtain operating or lease financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and financial condition.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect us.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict and joint liability regime. In this regard we may be liable for violations by third parties hired to dispose of our waste. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources to the recovery of damages caused against the environment. Compliance with all environmental laws and regulations can be very costly. In addition, future regulatory developments in Brazil could adversely affect operations and increase operating costs in the Brazilian airline industry. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in Brazil. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil. Compliance with regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on us.

We benefit from tax incentives on our purchases of jet fuel in Brazil. These tax incentives may be revoked at any time.

The price of the jet fuel that we purchase in the Brazilian states of Bahia, Rondônia, Amazonas, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná and Santa Catarina is subsidized through tax incentives provided to us by those states. Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time, including if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states. In addition, in order to be valid, these tax incentives require approval from CONFAZ, the Brazilian National Council of Fiscal Policy, and may be canceled by the Brazilian Supreme Court if they have not been approved. Certain of the state tax incentives from which we benefit have not been approved by CONFAZ and could therefore be canceled at any time. If any of these tax incentives are canceled, revoked, suspended or not renewed, the prices that we pay for jet fuel would increase, which may lead to a significant increase in our costs and adversely affect our business and results of operations.

Risks Relating to the Global Offering and Our Preferred Shares, Including in the Form of ADSs

Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with yours.

Our controlling shareholder has significant power with respect to our company, including the right to elect the majority of the members of our board of directors and to determine the result of substantially any decision that requires shareholders’ approval. This power includes decisions with respect to related parties transactions, corporate restructurings, dispositions, partnerships and the time for payment of any future dividends in accordance with Brazilian corporate law and our bylaws. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors. Upon completion of this global offering, assuming full exercise of the underwriters’ over-allotment option, our controlling shareholder will own [•]% of our voting capital and [•]% of our total capital.

New investors in our preferred shares, including in the form of ADSs, will experience immediate book value dilution after this offering and may experience further dilution in the future.

The initial public offering price of our preferred shares (including in the form of ADSs) is higher than the book value of such shares immediately after this global offering. In addition, this difference will increase further as a result of the exercise of stock options granted to our management.

The issuance of new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering, in the global offering, and any exercises of stock options that have vested immediately upon completion of this global offering would together result in an immediate dilution in our book value to purchasers in this offering of R$[•] per preferred share, compared to our pro forma book value per preferred share, on a theoretical fully-converted basis, as of December 31, 2012. As a result of this dilution, investors in this global offering may receive significantly less than the full purchase price that they paid for our preferred shares purchased in this offering in the event of liquidation. See “Dilution.” In addition, this dilution effect does not reflect any exercise of stock options that will vest in the future.

In the event that we need to obtain capital for our operations by issuing new shares in the future, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, the holders of our ADSs and preferred shares at such time would suffer an immediate and significant dilution of their investment.

Our preferred shares, including in the form of ADSs, have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, thereby potentially adversely affecting the price our preferred shares, including in the form of ADSs, after this global offering.

Before this global offering, none of our preferred shares, including in the form of ADSs, have ever been traded on any stock exchange. In connection with the global offering, we will apply to list ADSs representing our preferred shares on the NYSE and our preferred shares on BM&FBOVESPA. An active and liquid public trading market for our preferred shares, including in the form of ADSs, may not develop or, if developed, may not be sufficiently liquid. Active, liquid trading markets generally result in lower price volatility and more efficient purchases and sales of shares.

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more volatile, and more concentrated than major international securities markets. BM&FBOVESPA had a market capitalization of R$2.5 trillion and a daily average trading volume of R$7.2 billion, as of December 31, 2012. The top 10 stocks in terms of trading volume accounted for 42.9% of all shares traded on BM&FBOVESPA in 2012. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.

The initial public offering price for our preferred shares, including in the form of ADSs, will be determined by negotiation between us, the international underwriters and the Brazilian underwriters based upon several factors, and the trading price of our preferred shares, including in the form of ADSs, after this global offering may decline below the initial public offering price. The market price of our preferred shares could vary significantly as a result of a number of factors, some of which are beyond our control. As a result, investors may experience a significant decrease in the market price of our preferred shares, including in the form of ADSs. If an active trading market does not develop or is not maintained, the liquidity and trading price of our preferred shares, including in the form of ADSs, could be seriously harmed.

Our preferred shares do not carry general voting rights.

Except under certain situations, our preferred shares, including in the form of ADSs, do not carry general voting rights. See “Description of Capital Stock—Voting Rights”. Our principal shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve corporate measures without the approval of holders of our preferred shares, including in the form of ADSs. Accordingly, you will generally not have control over any matters, including the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.

Our preferred shares will have limited voting rights even if dividends are not paid.

According to Brazilian corporate law and the regulations of the Level 2 segment of BM&FBOVESPA, preferred shares with limited voting rights and with rights to fixed or minimum priority dividends, gain voting rights if the company ceases to pay the fixed or minimum dividends to which such shares are entitled for three consecutive fiscal years. However, pursuant to our bylaws, the dividends attributed to our preferred shares are not fixed or minimum priority dividends. Accordingly, our preferred shares will not have the right to vote even if dividends are not paid. See “Description of Capital Stock—Voting Rights.”

Holders of our preferred shares, including in the form of ADSs, may not receive any dividends or interest attributable to shareholders’ equity.

According to our bylaws, we must pay our preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest attributable to shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was distributed. For more information, see “Dividend Policy”. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest attributable to shareholders’ equity.

Additionally, Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our preferred shares, including in the form of ADSs may not receive dividends or interest attributable to shareholders’ equity.

The sale of a significant number of our preferred shares, including in the form of ADSs, after the offering may negatively affect the trading price of our preferred shares, including in the form of ADSs.

We, the Selling Shareholders and our directors and officers have agreed not, within 180 days following the pricing of this global offering, subject to certain exceptions, to issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any common and/or preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC.

In addition, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, our controlling shareholders, directors and executive officers may not sell and/or offer for sale any common and/or preferred shares of our company or derivatives linked to our common and/or preferred shares, which we or they hold immediately after the offering, for a period of six months after the publication in Brazil of the announcement of the commencement of this global offering. Following this initial six-month period, our controlling shareholders, directors and executive officers may not sell and/or offer for sale, for an additional six-month period, more than 40% of our common and/or preferred shares of our company (or derivatives linked to such shares) immediately after this global offering.

We or our principal shareholders may sell additional preferred shares at any time following the termination of these lock-up restrictions. In addition, under a registration rights agreement that we entered into on

September 9, 2008 with our then principal shareholders, they have the right to require us to register additional preferred shares held by them with the SEC for future sale at any time commencing six months following this global offering. For further details of the registration rights agreement, see “Principal and Selling Shareholders—Registration Rights Agreement.”

A sale of a significant number of our preferred shares, including in the form of ADSs, or market perception of an intention to sell a significant number of our preferred shares, including in the form of ADSs, may negatively affect the trading price of our preferred shares, including in the form of ADSs.

The participation of our controlling shareholder, members of our board of directors, our officers, the Brazilian underwriters, the international underwriters and any other person related to the offering and their respective relatives, in this global offering may adversely affect the liquidity of our preferred shares, including in the form of ADSs, and the determination of the offering price.

The offering price will be determined after a bookbuilding process. Pursuant to applicable regulations, in the event that demand for the preferred shares, including in the form of ADSs, offered hereby is less than the number of securities offered plus one-third of this amount, the bookbuilding process may include purchase commitments by our controlling shareholder, members of our board of directors, our board of executive officers, the Brazilian underwriters, the international underwriters and any other person related to the offering and their respective relatives who may purchase up to 20% of the total offering. The participation of these persons in the offering may have an adverse effect on the liquidity of our preferred shares, including in the form of ADSs, and determination of the offering price per ADS/preferred share. Affiliates of the Brazilian underwriters may purchase preferred shares, including in the form of ADSs, for hedging purposes using derivate instruments for the account of and on behalf of their clients. These transactions may influence the demand for our preferred shares, including in the form of ADSs, and the offering price. Therefore, the offering price may differ from the market price after this global offering.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares, including in the form of ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non resident to either a resident or a non resident of Brazil is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non resident of Brazil to either a resident or a non resident of Brazil. However, since currently there is no judicial guidance determining whether ADSs should be considered assets located in Brazil, we are unable to predict whether Brazilian courts may decide that income tax under Law No. 10,833 applies to gains assessed on dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a non resident of Brazil to either a resident or a non resident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) on the disposition of preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, the U.S. Holder may not be able to benefit from a foreign tax credit for Brazilian income tax imposed on the disposition of preferred shares or ADSs unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. See “Taxation—Material U.S. Federal Income Tax Consequences—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.”

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, and our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs.

In case of serious imbalances, the Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. The return of any such restrictions would hinder or prevent your ability to convert dividends or other distributions or the proceeds from any sale of our preferred shares, into U.S. dollars and to remit U.S. dollars abroad and our capacity to make dividend payments or other distributions to non-Brazilian investors. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares, including in the form of ADSs.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to the preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

If we do not maintain a registration statement and no exemption from the Securities Act of 1933, as amended, or the Securities Act, is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.

We will not be able to offer preemptive rights on preferred shares granted to holders of our preferred shares to holders of ADSs unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file such registration statement, and we cannot assure you that we will file a registration statement. If a registration statement is not filed and an exemption from registration does not exist, [•], as depositary, will attempt to sell such preemptive rights or preferred shares, as the case may be, and you will be entitled to receive the proceeds of the sale. However, if the depositary is unable to sell these preemptive rights or preferred shares, U.S. holders of ADSs will not receive any value in connection with such distribution.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our preferred shares, including in the form of ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2014, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

THE TRIP ACQUISITION

Acquisition

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. We announced the acquisition in May 2012 and have consolidated TRIP’s results of operations into our financial statements since November 30, 2012, after receiving approval for the acquisition from ANAC, the Brazilian civil aviation authority. CADE, the Brazilian antitrust authority, approved the acquisition in March 2013. No other approvals are required for the acquisition of TRIP.

The fleet similarity between the two airlines has allowed us to rapidly integrate our activities and start yielding significant synergy gains. Through this acquisition, we gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas.

TRIP’s Business

TRIP was founded in 1998 by the Caprioli Group, and in 2006 the Águia Branca Group, controlled by the Chieppe family, acquired 50% of TRIP’s share capital. In 2007 TRIP acquired the assets of TOTAL Linhas Aéreas S.A., which allowed TRIP to expand its network and enter several markets in the central region of Brazil, where TOTAL’s operations were concentrated. Skywest Inc. acquired a 20% stake in TRIP in 2008 but sold these shares in May 2012, shortly before we announced the acquisition. TRIP focused on point-to-point routes with a strong concentration in the northern and central regions of Brazil. At the time we acquired TRIP, it was the largest regional airline in South America and was the sole airline on 57% of its routes.

Integration and Synergies

We have made substantial progress on the integration of TRIP into our operations and existing processes. As a result of the similarity of our networks, we were able to optimize our flight schedules and start flying on a codeshare basis in October 2012. As of December 2012, we started selling our flights using the same platform, automatically redirecting all customers from TRIP’s website to Azul’s website. We have fully integrated all administration and back-office personnel, unified check-in spaces and signage at airports and standardized our on-board services. Although Azul and TRIP aircraft still fly under different operating certificates, we are currently transferring all of the TRIP aircraft on to Azul’s operating certificate and expect these transfers to be concluded by June 2013.

We have incurred and expect to continue to incur expenses in connection with the integration of Azul and TRIP. We incurred R$44.0 million in non-recurring expenses in connection with the TRIP acquisition and integration in 2012, principally for financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance and employee benefit-related expenses, and the integration of numerous processes, policies, procedures, operations, technologies and systems. As of March 26, 2013, we expect to incur up to R$10.0 million of expenses in 2013. The remaining anticipated expenses mainly relate to obtaining the joint operating certificate, transferring TRIP’s slots to Azul and finalizing the integration of the two companies.

As of March 26, 2013, we believe the acquisition of TRIP has the potential to yield estimated synergies (net of estimated synergy costs) of R$200 million to R$300 million in 2013, and of R$300 million to R$400 million yearly thereafter.

The antitrust approval for the acquisition from CADE was conditioned on our terminating a codeshare agreement between TRIP and TAM by 2014 and our maintaining operational performance of at least 85% of Azul/TRIP scheduled takeoffs and landings at Santos Dumont airport in Rio de Janeiro. We are in the process of terminating the TAM codeshare agreement and do not anticipate any difficulty in maintaining CADE’s operational performance requirement.

Unaudited Pro Forma Consolidated Financial Information

We include in this prospectus unaudited pro forma consolidated financial information for the year ended December 31, 2012 that gives effect to our acquisition of TRIP as if it had occurred on January 1, 2012. The assumptions and adjustments used to prepare this unaudited pro forma consolidated financial information are described in the notes accompanying such information in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The unaudited pro forma consolidated financial information is provided for informational and comparative purposes only.

TRIP Investment Agreement and Adjustment Mechanism

In the acquisition we purchased 100% of the shares of TRIP from the Caprioli family and the Águia Branca Group, controlled by the Chieppe family, or TRIP’s Former Shareholders, in an investment agreement dated May 25, 2012 and amended on August 15, 2012, or the TRIP Investment Agreement. In return, we issued new shares in our company to TRIP’s Former Shareholders, giving them 33.0% of our voting shares and 26.6% of our preferred shares. These shares represented 32.0% of our total share capital and 27.0% of the economic interest in our company after giving effect to the stock split completed on March 22, 2013.

The TRIP Investment Agreement provides for a mechanism by which TRIP’s Former Shareholders may exercise warrants to receive, immediately before the capital increase resulting from this global offering, a number of additional preferred shares in our company depending on the pre-money equity valuation of our company, in U.S. dollars, which results from the pricing of this global offering. The pre-money equity valuation consists of the price per share specified in the announcement of this global offering, multiplied by the total number of common and preferred shares issued by Azul immediately prior to this global offering (taking into account the difference in economic interest between our common and preferred shares, as each common share is convertible into preferred shares at the ratio of 75 common shares for one preferred share). For purposes of this calculation under the TRIP Investment Agreement, the price per share will be converted into U.S. dollars at the average purchase and sale rate for reais and U.S. dollars, published by the Central Bank, through the SISBACEN system, PTAX 800 transaction, Option 5, Currency Code 220, on the Business Day immediately prior to payment. This exchange rate may not be same as the rate used for calculating the offering price per ADS or for other purposes in this prospectus.

The TRIP Investment Agreement contains customary representations, warranties and indemnification provisions. It also includes a mechanism under which TRIP’s Former Shareholders may receive additional preferred shares in our company, immediately before the capital increase resulting from this global offering, in lieu of any cash payments in respect of any amount that they may be entitled to receive from us as indemnification under the TRIP Investment Agreement as of the pricing of this global offering. Conversely, any indemnification that we may be entitled to receive from them as of the same time will also be paid in equity form, by way of offset, reducing the number of preferred shares they receive from us under the pre-money equity valuation mechanism described above. Any indemnification that becomes due under the TRIP Investment Agreement after the pricing of this global offering shall be paid exclusively in cash.

The table below shows the number of our preferred shares to be issued to TRIP’s Former Shareholders and the resulting economic interest in our company that they will hold immediately prior to this global offering as a result of the pre-money equity valuation mechanism, calculated at the low end, midpoint and high end of the price range per preferred share in this global offering, and after taking account of any adjustment to be made in respect of indemnification as of the date of this prospectus:

	Current ownership by TRIP’s Former Shareholders		Ownership at the following offering prices(1)
			U.S.$ [•](2)		U.S.$ [•](3)		U.S.$ [•](4)
New preferred shares to be issued	N/A		[•]		[•]		[•]
Economic interest of TRIP’s Former Shareholders immediately prior to this global offering(5)	[•]	%	[•]	%	[•]	%	[•]	%

(1)	The assumed offering price per preferred share in reais set forth on the cover page of this prospectus, translated into U.S. dollars at the exchange rate of R$[•] per U.S.$1.00 at [•], 2013. For purposes of the pre-money equity valuation mechanism, the offering price per preferred share in reais will be converted into U.S. dollars at the exchange rate specified in the TRIP Investment Agreement as described above, which may not be the same as the rate used for calculating the offering price per ADS or for other purposes in this prospectus.
(2)	The low point of the price per preferred share in this global offering.
(3)	The midpoint of the price per preferred share in this global offering.
(4)	The high point of the price per preferred share in this global offering.
(5)	Capped at 33.0% of the economic interest in our company immediately prior to this global offering under the TRIP Investment Agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes estimates and forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, or the Exchange Act, principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations in connection with:

•

synergies gains and losses resulting from the acquisition of TRIP, including expected cost savings from any operating efficiencies and expected gains resulting from increased network connectivity, as well as expected liabilities in connection with the business combination;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	our ability to keep costs low;

•	general economic, political and business conditions in Brazil and particularly in the geographic markets we serve;

•	existing and future governmental regulations;

•	increases in maintenance costs, fuel costs and insurance premiums;

•	our limited operating history;

•	our ability to maintain slots in the airports that we operate;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	our ability to attract and retain qualified personnel;

•	our aircraft utilization rate;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy, including our capital expenditure plans and our ability to enter new airports that match our operating criteria;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;

•	inflation, appreciation, depreciation and devaluation of the real;

•	our aircraft and engine suppliers; and

•	other risk factors as set forth under “Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither we nor the Selling Shareholders undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of preferred shares, including in the form of ADSs, in this global offering will be approximately R$[•] million, after deducting commissions and estimated expenses payable by us, and assuming an initial public offering of R$[•] per preferred share (and U.S.$ [•] per ADS, based on an exchange rate of R$[•] to U.S.$1.00 as of [•], 2013), which is the midpoint of the range set forth on the cover of this prospectus, and additionally assuming that the over-allotment option is not exercised.

We are undertaking this global offering in order to access the public capital markets with the main objective of financing our future expansion plans. We intend to use the net proceeds from this global offering for the following purposes:

•	to invest in aircraft to grow our fleet;

•	to fund the capital expenditures needed to increase the number of destinations in our network;

•

to repay the debt of R$120 million that we owe to Bozano under the loan agreements described under “Related Party Transactions—Loan Agreements with Bozano”, plus a total of U.S.$10.5 million (approximately R$21.5 million, calculated at the exchange rate of R$2.04 per U.S.$1.00 at December 31, 2012) to repay five aircraft finance facilities (referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”); and

•	for general corporate purposes.

For additional information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings” and “—Off Balance Sheet Arrangements.”

We will not receive any proceeds from the offering of preferred shares, including in the form of ADSs, by the Selling Shareholders, who we estimate will receive net proceeds of R$[•] million in this global offering.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, together with Brazil’s political and economic conditions, could adversely affect our business, financial condition, results of operations, cash flows and prospects as well as the trading price of our preferred shares, including in the form of ADSs.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition and results of operations.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating to our preferred shares, including in the form of ADSs—The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares and our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs.”

The following table shows the period end, average, high and low Foreign Exchange Market selling rates published by the Central Bank on its electronic information system (Sistema de Informações do Banco Central—SISBACEN), under transaction code PTAX 800 (Consultas de Câmbio), or Exchange Rate Enquiry, Option 5, Venda (Cotações para Contabilidade), or Rates for Accounting Purposes, expressed in reais per U.S. dollar for the periods and dates indicated.

Year Ended December 31,	Closing Selling Rates of R$ per U.S.$1.00
	Low	High	Average(1)	Period End
2008	1.56	2.50	1.84	2.34
2009	1.70	2.42	1.99	1.74
2010	1.66	1.88	1.76	1.67
2011	1.53	1.90	1.67	1.88
2012	1.70	2.11	1.95	2.04

Month Ended	Low	High	Average(2)	Period End
January 2013	1.99	2.05	2.02	1.99
February 2013	1.96	1.99	1.97	1.97
March 2013 (through March 22, 2013)	1.95	2.01	1.97	2.01

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

CAPITALIZATION

The table below presents our consolidated capitalization as of December 31, 2012 on a historical basis and as adjusted to reflect the following:

•

(i) the issuance by us of [•] new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering in respect of their pre-money valuation adjustment mechanism under the TRIP Investment Agreement (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), and after taking account of any adjustment to be made in respect of indemnification, each as described in “The TRIP Acquisition—TRIP Investment Agreement and Adjustment Mechanism” and (ii) the extinguishment of the liability recorded on our balance sheet associated with the potential obligation to issue such shares under the TRIP Investment Agreement; and

•

the items described above plus (i) the receipt by us of approximately R$[•] million in net proceeds from this global offering, after deducting commissions and estimated expenses payable by us (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), assuming that the underwriters’ over-allotment option is not exercised, and (ii) the repayment by us of total debt of R$[•] million as described in “Use of Proceeds.”

The information presented below in the column marked “Actual” is derived from our audited consolidated financial statements as of December 31, 2012, prepared in accordance with IFRS. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Loans and Financings”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Off Balance Sheet Arrangements,” and our audited financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2012
	Actual (R$)	Actual (U.S.$)(1)	Adjusted (R$)(2)	Adjusted (U.S.$)(1)(2)
	(in thousands)
Loans and debentures:
Current loans and debentures	747,430	365,760	[•]	[•]
Noncurrent loans and debentures	2,241,745	1,097,012	[•]	[•]

Shareholders’ equity:
Issued capital	473,968	231,939	[•]	[•]
Capital reserve	414,897	203,033	[•]	[•]
Accumulated other comprehensive loss	(39,587)	(19,372)	[•]	[•]
Accumulated losses	(498,247)	(243,820)	[•]	[•]

Total shareholders’ equity	351,031	171,780	[•]	[•]
Total capitalization(3)	3,340,206	1,634,552	[•]	[•]

(1)	Solely for convenience purposes only, the amounts in reais at December 31, 2012 were translated into U.S. dollars using the exchange rate of R$2.0435 per U.S.$1.00 as of December 31, 2012, which was the commercial selling rate for U.S. dollars as of December 31, 2012, as reported by the Central Bank.
(2)

Adjusted to reflect (i) the issuance by us of [•] new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering in respect of their pre-money valuation adjustment mechanism under the TRIP Investment Agreement (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), calculated after taking account of any adjustment to be made in respect of indemnification, each as described in “The TRIP Acquisition—TRIP Investment Agreement and Adjustment Mechanism” and (ii) the extinguishment of the accounting liability associated with the potential obligation to issue such shares under the TRIP Investment Agreement; and (iii) the receipt by us of approximately R$[•] million in net proceeds from this global offering, after deducting commissions and estimated expenses payable by us (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), assuming that the over-allotment option is not exercised, and (ii) the repayment by us of total debt of R$[•] million as described in “Use of Proceeds.”
(3)	Total capitalization corresponds to the sum of current and noncurrent loans and debentures and total shareholders’ equity.

DILUTION

As of December 31, 2012, our shareholders’ equity was R$351.0 million. Our book value per common share at that date was R$[•] and our pro forma book value per preferred share was R$[•], based on 464,482,529 common shares and 83,395,080 preferred shares outstanding at the date of this prospectus, with a conversion ratio of 75 common shares to one preferred share, reflecting two stock splits that we carried out on March 22, 2013. Shareholders’ equity represents our total assets net of our total liabilities, and book value per preferred share and common share represents shareholders’ equity divided by the total number of shares of such class issued and outstanding.

For purposes of comparison in order to eliminate the differences in economic interest between our two classes of shares, the dilution calculations below assume that all our current common shares had theoretically been converted into preferred shares at a ratio of 75 common shares to one preferred share, resulting in 89,588,180 preferred shares outstanding and a pro forma book value per preferred share as of December 31, 2012 of R$[•]. However, under Brazilian corporate law the total amount of preferred shares outstanding may never exceed 50% of our total shares, as discussed under “Description of Capital Stock.”

Accordingly, assuming that we issue:

(i)	[•] new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering in respect of their pre-money equity valuation adjustment mechanism under the TRIP Investment Agreement (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), after taking account of any adjustment in the number of preferred shares to reflect our or TRIP’s Former Shareholders’ respective indemnity obligations, each as described in “The TRIP Acquisition—TRIP Investment Agreement and Adjustment Mechanism;”

(ii)	[•] new preferred shares in this global offering at a price of R$[•] per preferred share (the midpoint of the price range in this global offering), assuming the underwriters’ over-allotment option is not exercised, and after deducting commissions and estimated expenses of the offering payable by us; and

(iii)	[•] new preferred shares to our management as a result of the exercise of all stock options that will be vested and exercisable immediately following this global offering;

then our pro forma shareholders’ equity as of December 31, 2012 would have been R$[•] million. If all our current common shares had theoretically been converted into preferred shares as described above, there would be [•] preferred shares outstanding following the issuances, resulting in a pro forma book value per preferred share of R$[•].

The issuance of new shares as described above would therefore result in an immediate dilution in our book value of R$[•] per share to purchasers in this global offering, compared to our pro forma book value per preferred share, on a theoretical fully-converted basis, as of December 31, 2012.

The following table illustrates this dilution, based in each case on the theoretical conversion of all common shares into preferred shares and calculated at the midpoint of the price range in this global offering:

R$ (except for %)
Offering price per preferred share	[•]
Historical pro forma book value per preferred share as of December 31, 2012(1)	[•]
Pro forma book value per preferred share as of December 31, 2012 after issuance of [•] new preferred shares to TRIP’s Former Shareholders and [•] new preferred shares in this global offering	[•]

Pro forma book value per preferred share as of December 31, 2012 after issuance of [•] new preferred shares to TRIP’s Former Shareholders, [•] new preferred shares in this global offering and [•] new preferred shares in respect of options

[•]
Increase in pro forma book value per preferred share attributable to the above matters	[•]
Dilution in pro forma book value per preferred share to new investors in this global offering attributable to the above matters	[•]
Percentage of dilution per share to new investors(2)	[•]	%

(1)	Reflects the conversion of [•] common shares into [•] preferred shares at a conversion ratio of 75 common shares to one preferred share.
(2)	The percentage of dilution in pro forma book value per share to new investors is calculated by dividing the dilution in pro forma book value per share to the new investors by the price per share.

The actual offering price per preferred share is not related to our book value, but was established on the basis of the bookbuilding process.

An increase or decrease of R$1.00 in the offering price per share of R$[•] (which is the midpoint of the indicative initial offering price range per share included on the cover page of this prospectus) would, upon completion of this global offering, increase or decrease the following:

(i)	our shareholders’ equity by R$[•] million;

(ii)	our pro forma shareholders’ equity per preferred share by R$[•]; and

(iii)	the dilution in pro forma book value per preferred share to new investors in this global offering by R$[•], in each case after giving effect to the issuances and related assumptions described above.

Upon completion of this global offering, our shareholders’ equity will be subject to the actual adjustments resulting from the offering price and other terms to be defined after the marketing process.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with:

•	our audited consolidated financial statements at and for each of the years ended December 31, 2012, 2011 and 2010 and the related notes;

•

TRIP’s financial statements at November 30, 2012, at December 31, 2011, December 31, 2010 and January 1, 2010, and for the period from January 1, 2012 through November 30, 2012 and for each of the years ended December 31, 2011 and 2010, and the related notes;

•	the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” and

•	the information under “Unaudited Pro Forma Consolidated Financial Information;”

all included elsewhere in this prospectus.

The financial data for Azul included below at and for the years ended December 31, 2012, 2011 and 2010 has been derived from Azul’s audited consolidated financial statements, which were prepared in accordance with IFRS and are included elsewhere in this prospectus. The financial data for Azul at and for the year ended December 31, 2009 has been derived from the consolidated financial statements audited under Brazilian Generally Accepted Audit Standards for Azul for 2009, which were also prepared in accordance with IFRS but are not required to be included in this prospectus. TRIP’s results from operations have been consolidated into our financial statements since November 30, 2012.

The financial data for TRIP included below has been derived from TRIP’s audited financial statements included elsewhere in this prospectus, which were prepared in accordance with IFRS. TRIP’s historical financial data has been restated and its assets and liabilities remeasured in connection with its acquisition by Azul. See “The TRIP Acquisition,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TRIP Acquisition,” “Unaudited Pro Forma Consolidated Financial Information” and Note 1 to Azul’s audited consolidated financial statements.

This section also includes unaudited pro forma consolidated financial information for the year ended December 31, 2012, giving effect to the acquisition of TRIP as if it had taken place on January 1, 2012. This summary pro forma financial data has been derived from the unaudited pro forma consolidated financial information included elsewhere in this prospectus. See “Unaudited Pro Forma Consolidated Financial Information.”

Azul Financial Information

Statements of Operations Data

	Pro Forma Unaudited		For the Years Ended December 31,
	2012	2012	2012	2012	2011	2010	2009
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except losses per share)
Operating revenue
Passenger revenue	1,812,743	3,704,341	1,201,199	2,454,651	1,558,256	786,721	352,208
Other revenue	207,019	423,043	128,556	262,704	162,971	84,409	24,646

Total revenue	2,019,762	4,127,384	1,329,755	2,717,355	1,721,227	871,130	376,854
Operating expenses
Aircraft fuel	(760,591)	(1,554,267)	(525,207)	(1,073,261)	(684,442)	(341,006)	(165,647)
Salaries, wages and benefits	(388,523)	(793,946)	(249,785)	(510,435)	(345,511)	(189,997)	(118,897)
Aircraft and other rent	(178,008)	(363,760)	(112,255)	(229,393)	(109,069)	(68,733)	(26,736)
Landing fees	(115,980)	(237,006)	(76,569)	(156,468)	(78,016)	(38,651)	(19,715)
Traffic and customer servicing	(90,311)	(184,551)	(63,654)	(130,076)	(96,054)	(54,289)	(45,821)
Sales and marketing	(97,049)	(198,320)	(64,452)	(131,708)	(93,498)	(54,004)	(39,901)
Maintenance, materials and repairs	(119,285)	(243,760)	(62,059)	(126,817)	(60,915)	(33,228)	(15,991)
Depreciation and amortization	(86,507)	(176,778)	(51,878)	(106,013)	(87,541)	(51,258)	(32,255)
Other operating expenses	(222,409)	(454,492)	(119,669)	(244,543)	(141,085)	(90,807)	(54,733)

	(2,058,663)	(4,206,880)	(1,325,528)	(2,708,714)	(1,696,131)	(921,973)	(519,696)

Operating income (loss)	(38,901)	(79,496)	4,227	8,641	25,096	(50,843)	(142,842)
Financial result
Financial income	6,831	13,959	4,754	9,715	13,360	6,475	15,066
Financial expenses	(125,997)	(257,474)	(79,606)	(162,675)	(114,373)	(55,691)	(30,005)
Derivative financial instruments	4,855	9,922	4,898	10,009	3,402	(2,867)	—
Foreign currency exchange	(35,168)	(71,865)	(18,429)	(37,659)	(32,936)	5,359	57,390

Loss before income tax and social contribution	(188,380)	(384,954)	(84,156)	(171,969)	(105,451)	(97,567)	(100,391)
Income tax and social contribution	552	1,127	552	1,127	—	—	—

Loss for the year	(187,828)	(383,827)	(83,604)	(170,842)	(105,451)	(97,567)	(100,391)

Basic and diluted loss for the year per common share(1)	(0.03)	(0.06)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)
Basic and diluted loss for the year per preferred share(1)	(2.10)	(4.28)	(1.24)	(2.53)	(1.61)	(1.49)	(1.54)

(1)	Reflects the conversion ratio of 75 common shares to one preferred share.

Balance Sheet Data

	Pro Forma Unaudited		At December 31,
	2012	2012	2012	2012	2011	2010	2009
	(U.S.$)	(R$)	(U.S.$)	(R$)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	132,672	271,116	132,672	271,116	131,664	96,909	166,708
Total assets	2,325,317	4,751,785	2,325,317	4,751,785	1,964,003	1,223,955	897,265
Total liabilities	1,462,772	2,989,175	1,462,772	2,989,175	1,439,581	780,181	481,117
Loans and debentures (current)	365,760	747,430	365,760	747,430	165,706	73,329	75,893
Loans and debentures (non-current)	1,097,012	2,241,745	1,097,012	2,241,745	1,273,875	706,852	405,224
Shareholders’ equity	171,779	351,031	171,779	351,031	58,382	179,864	279,437
Capital stock	231,939	473,968	231,939	473,968	400,708	400,708	400,708
Total liabilities and shareholders’ equity	2,325,317	4,751,785	2,325,317	4,751,785	1,964,003	1,223,955	897,265

TRIP Financial Information

Statements of Operations Data

	For the Period Ended November 30,		For the Years Ended December 31,
	2012	2012	2011	2010
	(U.S.$)	(R$)	(R$)	(R$)
		(in thousands except as otherwise stated)
Operating revenue
Passenger revenue	611,544	1,249,690	949,470	663,497
Other revenue	78,643	160,339	127,844	88,597

	690,007	1,410,029	1,077,314	752,094
Aircraft fuel	(235,383)	(481,006)	(358,470)	(176,644)
Salaries, wages and benefits	(143,302)	(292,838)	(264,950)	(168,682)
Aircraft and other rent	(68,635)	(140,255)	(76,640)	(45,742)
Landing fees	(39,412)	(80,538)	(47,392)	(23,804)
Traffic and customer servicing	(26,658)	(54,475)	(53,191)	(39,409)
Sales and marketing	(32,665)	(66,750)	(26,235)	(16,815)
Maintenance materials and repairs	(57,804)	(118,122)	(98,168)	(36,426)
Depreciation and amortization	(30,194)	(61,701)	(68,345)	(55,310)
Other operating expenses	(120,141)	(245,508)	(183,295)	(118,553)

	(754,193)	(1,541,193)	(1,176,686)	(681,385)

Operating income (loss)	(64,186)	(131,164)	(99,372)	70,709
Financial result
Financial income	2,077	4,244	7,541	4,429
Financial expenses	(44,919)	(91,792)	(87,327)	(57,220)
Derivative financial instruments	(43)	(87)	(634)	—
Foreign currency exchange, net	(16,739)	(34,206)	(28,081)	8,034

Income/(loss) before income tax and social contribution	(123,810)	(253,005)	(207,873)	25,952
Income tax and social contribution	—	—	—	(8,853)
Income/(loss) for the year	(123,810)	(253,005)	(207,873)	17,099

Basic and diluted earnings/(loss) per common share—R$	(1.59)	(3.25)	(2.67)	0.22
Basic and diluted earnings/(loss) per preferred share—R$	(19.61)	(40.08)	(32.93)	2.71

Statements of Financial Position Data

	At November 30,		At December 31,		At January 1,
	2012	2012	2011	2010	2010
	(U.S.$)	(R$)	R$	R$	R$
			(in thousands)
Cash and cash equivalents	816	1,667	3,393	1,892	8,684
Total assets	563,910	1,152,350	1,200,679	949,260	731,461
Total loans and debentures	491,856	1,005,107	938,762	593,352	441,049
Loans and debentures (current)	156,092	318,974	221,216	56,672	45,172
Loans and debentures (non-current)	335,764	686,133	717,546	536,680	395,877
Shareholders’ equity	(157,279)	(321,399)	(55,648)	139,479	104,470
Total liabilities and shareholders’ equity	563,910	1,152,350	1,200,679	949,260	731,461

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations, and have consolidated TRIP’s results of operations into our financial statements since November 30, 2012. See “The TRIP Acquisition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TRIP Acquisition.” Our historical financial statements reflect preliminary purchase accounting adjustments recorded on the date that we acquired TRIP.

The following unaudited pro forma consolidated financial information has been developed by applying pro forma adjustments to the historical audited consolidated statement of operations of Azul for the year ended December 31, 2012, giving effect to the acquisition of TRIP as if it had occurred on January 1, 2012. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial information.

The unaudited pro forma financial consolidated information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements appearing elsewhere in this prospectus. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the acquisition been completed as of the date and for the period presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of the acquisition.

Except as expressly indicated below, the unaudited pro forma consolidated financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of TRIP and liabilities that may be incurred in connection with the business combination and any related restructurings.

Basis of preparation

The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable, factually supportable and directly related to the acquisition of TRIP, including that we are in the process of completing the determination of the fair value of the net assets acquired in the TRIP acquisition.

The acquisition of TRIP is accounted for as a business combination using the purchase method of accounting. The pro forma information presented, including allocation of purchase price, is based upon our preliminary estimates of the fair value of assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations. A final determination of these fair values will reflect asset appraisals with a definitive allocation of the purchase price. This final valuation will be based on the actual net tangible and intangible assets and liabilities as of the closing date of the acquisition. Any final adjustment may change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma consolidated financial information including, but not limited to, an increase or decrease in goodwill and changes to depreciation and amortization, financial expenses and related tax effects. Therefore, the amounts reported in our historical audited consolidated financial statements as of and for the year ended December 31, 2012 with respect to this acquisition reflect the preliminary fair values of the net assets acquired and are thus provisional and are subject to change upon final determination of the fair value of the net assets acquired.

Unaudited Pro Forma Statement of Operations

	For the Year Ended December 31, 2012
	Azul Historical(1)	TRIP Historical(2)	Pro Forma Adjustments		Total Pro Forma
	(in thousands of R$, except per share information)
Operating revenue
Passenger revenue	2,454,651	1,249,690	—		3,704,341
Other revenue	262,704	160,339	—		423,043

	2,717,355	1,410,029	—		4,127,384
Operating expenses
Aircraft fuel	(1,073,261)	(481,006)	—		(1,554,267)
Salaries, wages and benefits	(510,435)	(292,838)	9,327	(4)	(793,946)
Aircraft and other rent	(229,393)	(140,255)	5,888	(5)	(363,760)
Landing fees	(156,468)	(80,538)	—		(237,006)
Traffic and customer servicing	(130,076)	(54,475)	—		(184,551)
Sales and marketing	(131,708)	(66,750)	138	(6)	(198,320)
Maintenance, materials and repairs	(126,817)	(118,122)	1,179	(7)	(243,760)
Depreciation and amortization	(106,013)	(61,701)	(9,064	)(8)	(176,778)
Other operating expenses	(244,543)	(245,508)	35,559	(9)	(454,492)

	(2,708,714)	(1,541,193)	43,027		(4,206,880)

Operating income (loss)	8,641	(131,164)	43,027		(79,496)
Financial result
Financial income	9,715	4,244	—		13,959
Financial expenses	(162,675)	(91,792)	(3,007	)(10)	(257,474)
Derivative financial instruments	10,009	(87)	—		9,922
Foreign currency exchange, net	(37,659)	(34,206)	—		(71,865)

Loss before income tax and social contribution	(171,969)	(253,005)	40,020		(384,954)
Income tax and social contribution	1,127	—	—		1,127	(11)

Loss for the year	(170,842)	(253,005)	40,020		(383,827)

Basic and diluted loss for the year per common share—R$(3)	(0.03)	(3.25)			(0.06	)(12)
Basic and diluted loss for the year per preferred share—R$(3)	(2.53)	(40.08)			(4.28	)(12)

Notes to the Unaudited Pro Forma Consolidated Financial Information

(1)	Represents Azul’s historical consolidated statement of operations for the year ended December 31, 2012, which include TRIP’s historical results of operations since November 30, 2012, prepared in accordance with IFRS.
(2)	Represents TRIP’s historical statement of operations for the period from January 1, 2012 through November 30, 2012, prepared in accordance with IFRS.
(3)	Amounts per share in Azul’s historical audited consolidated financial statements are expressed after the stock splits effected on March 22, 2013.
(4)	Represents non-recurring expenses, mainly related to employment terminations at Azul and TRIP, of R$9,180.
(5)	Adjustments to eliminate expenses related to the redelivery of aircraft that were no longer required after the fleet rationalization enabled by the acquisition of TRIP in the amount of R$3,397 and fees resulting from the termination of the lease agreements in connection with Azul and TRIP facilities, in the amount of R$2,491, as we moved to new headquarters.
(6)	Represents the cost of rebranding Azul and TRIP airport facilities to conform to the new company logo.

(7)	Represents the exclusion of write-off of parts inventory related to aircraft redelivered, as discussed in note 5 above.
(8)	Represents additional depreciation expenses resulting from the fair value of property and equipment of TRIP of R$111,896, as if the acquisition had occurred on January 1, 2012.
(9)	Principally consist of the following non-recurring expenses: legal and financial advisory fees related to the acquisition of TRIP in the amount of R$19,373; consulting services relating to the acquisition of TRIP in the amount of R$9,870; write-off of leasehold improvements made in prior headquarters of both Azul and TRIP in the amount of R$2,462; write-off of uniforms in the amount of R$ 1,097; due diligence fees in the amount of R$869; travel expenses related to training performed at airport facilities in order to implement a new sales system in the amount of R$682; contract termination fees related to ground handling and cargo in the amount of R$602; and expenses related to the implementation of a new sales system in the amount of R$358.
(10)	Represents additional financial expenses of R$7,094 resulting from the fair value adjustment to loans as if the acquisition of TRIP had occurred on January 1, 2012, which was partially offset by the exclusion of termination fees relating to brakes and wheels in the amount of R$4,087.
(11)	We have not recorded any tax effect as Azul and TRIP have tax loss carryforwards and neither company generated taxable income for the year ended December 31, 2012.
(12)	Pro forma weighted average shares outstanding have been adjusted to reflect the issuance by Azul of 1,231,343 common shares and [•] preferred shares (after giving effect to the stock split effected on March 22, 2013) as consideration to TRIP’s Former Shareholders during 2012, as if the issuance of new shares by Azul had occurred on January 1, 2012. This number does not include any issuance under the adjustment mechanism provided for in the TRIP Investment Agreement, as discussed in the section of this prospectus entitled “The TRIP Acquisition—TRIP Investment Agreement.” The table below presents this adjustment, assuming that the transactions had occurred at the beginning of the period presented:

	Number of
	Common shares	Preferred shares
Outstanding shares at January 1, 2012	311,203,319	61,250,000
Shares issued to TRIP’s Former Shareholders (historical basis)	153,279,209	22,145,080
Pro forma weighted average number of shares reflecting the stock split effected on March 22, 2013	464,482,529	83,395,080
Pro forma—basic and diluted loss per share—R$	(0.06)	(4.28)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus, as well as the data set forth in “Summary Financial and Operating Data” and “Selected Consolidated Financial Information”. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We have been the fastest growing airline in Brazil since we commenced operations in December 2008 and currently have the largest airline network in the country, with service to 100 destinations, 236 routes and 891 departures per day. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets throughout Brazil, with the result that we are the sole airline on 71.6% of our routes. By December 2012, we had a 29.2% share of the Brazilian aviation market in terms of departures, only four years after we commenced operations. In 2012 we generated revenues of R$2.7 billion (U.S.$1.3 billion), or R$4.1 billion (U.S.$2.0 billion) on a pro forma basis including TRIP. We acquired TRIP in 2012 and have consolidated its results of operations into our financial statements since November 30, 2012.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between Azul and TRIP has allowed us to integrate all our operations rapidly and start yielding significant synergy gains. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 70 cities and consolidate our position as a leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area, and gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo.

We have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe this model has enabled us to stimulate significant new demand to become the market leader in the majority of the markets we serve.

Our fleet of 118 aircraft in service, composed of 69 modern Embraer E-Jets, which seat up to 118 customers, and 49 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who fly larger aircraft. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. In addition, our aircraft enable us to serve smaller markets profitably and connect them to our extensive network. With an average age of four years, our fleet is the youngest in Brazil.

Principal Factors Affecting Our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Brazilian economic environment

As currently all our flight operations are within Brazil, our revenues and profitability are affected by conditions in the Brazilian economy. Our operations, and the airline industry in general, are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses, and generally increase our credit rank, particularly with respect to our trade receivables.

The growth in the Brazilian civil aviation market is closely correlated to growth in Brazilian GDP according to ANAC. The GDP growth was 0.9%, 2.7% and 7.5% for the years ended December 31, 2012, 2011, and 2010, respectively, according to IBGE. Conversely, in terms of RPKs, the Brazilian domestic flight market increased 6.8% in 2012, 15.8% in 2011 and 23.5% in 2010 according to ANAC.

We believe that our business model allows us to benefit from Brazil’s rapid economic growth, particularly among the middle class and in small and medium sized cities, as well as in the economic strongholds of the São Paulo and Rio de Janeiro areas. Additionally, large numbers of Brazilians are ascending the socioeconomic scale and air travel becomes a convenient and affordable alternative to bus and automobile travel for a growing number of people. We also expect that air travel will increase across Brazil in the second and third quarters of 2013, 2014 and 2016, as a result of the Soccer Confederations Cup, World Cup and Summer Olympics, respectively.

Impact of airline industry competition and aviation fuel costs

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, flight schedules, flight times, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, brand recognition, code-sharing relationships, and loyalty programs and redemption opportunities. Price competition occurs on a market-by-market, route-by-route and flight schedules basis through price discounts, changes in pricing structures, fare matching, target promotions and loyalty program initiatives.

Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility primarily through our fixed price agreement with Petrobras Distribuidora and through commodity forward agreements. See “—Operating Expenses.” Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of December 31, 2012, we had hedged approximately 26.5% of our estimated 2013 fuel requirements. Petrobras, the leading player in the Brazilian oil industry and the parent company of Petrobras Distribuidora, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on different regional taxes.

Effects of exchange rates, interest rates and inflation

Our results of operations are affected by currency fluctuations. As of December 31, 2012, nearly all of our revenues were denominated in reais, and approximately 51% of our operating expenses were either payable in or affected by the U.S. dollar, such as loans and financing, aviation fuel, aircraft lease payments, certain flight hour maintenance contract payments and aircraft insurance.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations. In 2012, approximately 24% of our real-denominated expenses, including salaries, catering and handling expenses were impacted by changes in inflation.

The Central Bank changes the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans, financing and debentures. As of December 31, 2012 we had R$2,989.2 million in loans of which 37.1% was indexed to the CDI rate, and 12.0% was indexed to the TJLP rate. The CDI rate, or average base interest rate, as measured by CETIP, was 8.37%, 10.9% and 10.6% for the years ended December 31, 2012, 2011 and 2010, respectively. The average TJLP rate was 5.8%, 6.5% and 5.9% for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its growth targets.

The following table shows data for real GDP growth, inflation and interest rates in Brazil, the U.S. dollar/real exchange rate and crude oil prices for and as of the periods indicated.

	For the Year Ending December 31,
	2012	2011	2010
Real growth in gross domestic product.	0.9%	2.7%	7.5%
Inflation (IGP-M)(1)	7.6%	5.0%	10.8%
Inflation (IPCA)(2)	5.8%	6.5%	5.9%
TJLP(3)	5.8%	6.0%	6.0%
CDI rate (average)(4)	8.4%	11.6%	9.7%
LIBOR(5)	1.0%	0.8%	0.9%
Period-end exchange rate—reais per U.S.$ 1.00	2.044	1.876	1.666
Average exchange rate—reais per U.S.$ 1.00(6)	1.954	1.674	1.759
Average appreciation (depreciation) of the real vs. U.S.$	(16.7)%	4.8%	11.8%
West Texas Intermediate, or WTI, crude price (average U.S.$ per barrel during period)	94.15	95.11	79.61

Source:    FGV, IBGE, the Central Bank, Bloomberg and Energy information administration

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE—Instituto Brasileiro de Geografia e Estatística.
(3)	TJLP is the Brazilian long-term interest rate.
(4)	The CDI rate is an average of inter-bank overnight rates in Brazil (daily average for the year).
(5)	Average US dollar London Inter-Bank Offer Rate.
(6)	Average of the exchange rate on each business day of the year.

TRIP Acquisition

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. We announced the acquisition in May 2012 and have consolidated TRIP’s results of operations into our financial statements since November 30, 2012, after receiving approval for the acquisition from ANAC, the Brazilian civil aviation authority. CADE, the Brazilian antitrust authority, approved the acquisition in March 2013. No other approvals are required for the acquisition of TRIP.

The fleet similarity between the two airlines has allowed us to rapidly integrate our activities and start yielding significant synergy gains. Through this acquisition, we gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas.

As of March 26, 2013, we believe the acquisition of TRIP has the potential to yield estimated synergies (net of estimated synergy costs) of R$200 million to R$300 million in 2013, and of R$300 million to R$400 million yearly thereafter. For more information on the potential synergy gains resulting from the acquisition of TRIP, see “Risk Factors—We may encounter difficulties in fully integrating the acquired TRIP business into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the acquisition”.

We have made substantial progress on the integration of TRIP into our operations and existing processes. As a result of the similarity of our networks, we were able to optimize our flight schedules and start flying on a codeshare basis in October 2012. As of December 2012, we started selling our flights using the same platform, automatically redirecting all customers from TRIP’s website to Azul’s website. We have fully integrated all administration and back-office personnel, unified check-in spaces and signage at airports and standardized our on-board services. Although Azul and TRIP aircraft still fly under different operating certificates, we are currently transferring all of the TRIP aircraft on to Azul’s operating certificate and expect these transfers to be concluded by June 2013.

We have incurred and expect to continue to incur expenses in connection with the integration of Azul and TRIP. We incurred R$44.0 million in non-recurring expenses in connection with the TRIP acquisition and integration in 2012, principally for financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance and employee benefit-related expenses, and the integration of numerous processes, policies, procedures, operations, technologies and systems. As of March 26, 2013, we expect to incur up to R$10.0 million of expenses in 2013. The remaining anticipated expenses mainly relate to obtaining the joint operating certificate, transferring TRIP’s slots to Azul and finalizing the integration of the two companies.

For additional information relating to the assets and liabilities we acquired as a result of the TRIP Acquisition, see Note 5 to our audited consolidated financial statements.

TRIP Investment Agreement and Adjustment Mechanism

In the acquisition we purchased 100% of the shares of TRIP from the Caprioli family and the Águia Branca Group, controlled by the Chieppe family, or TRIP’s Former Shareholders, in an investment agreement dated May 25, 2012 and amended on August 15, 2012, or the TRIP Investment Agreement. In return, we issued new shares in our company to TRIP’s Former Shareholders, giving them 33.0% of our voting shares and 26.6% of our preferred shares. These shares represented 32.0% of our total share capital and 27.0% of the economic interest in our company after giving effect to the stock split completed on March 22, 2013.

The TRIP Investment Agreement provides for a mechanism by which TRIP’s Former Shareholders may exercise warrants to receive, immediately before the capital increase resulting from this global offering, a number of additional preferred shares in our company depending on the pre-money equity valuation of our company, in U.S. dollars, which results from the pricing of this global offering. The pre-money equity valuation consists of the price per share specified in the announcement of this global offering, multiplied by the total number of common and preferred shares issued by Azul immediately prior to this global offering (taking into account the difference in economic interest between our common and preferred shares, as each common share is convertible into preferred shares at the ratio of 75 common shares for one preferred share). For purposes of this calculation under the TRIP Investment Agreement, the price per share will be converted into U.S. dollars at the average purchase and sale rate for reais and U.S. dollars, published by the Central Bank, through the SISBACEN system, PTAX 800 transaction, Option 5, Currency Code 220, on the Business Day immediately prior to payment. This exchange rate may not be same as the rate used for calculating the offering price per ADS or for other purposes in this prospectus.

The TRIP Investment Agreement contains customary representations, warranties and indemnification provisions. It also includes a mechanism under which TRIP’s Former Shareholders may receive additional preferred shares in our company, immediately before the capital increase resulting from this global offering, in lieu of any cash payments in respect of any amount that they may be entitled to receive from us as indemnification under the TRIP Investment Agreement as of the pricing of this global offering. Conversely, any indemnification that we may be entitled to receive from them as of the same time will also be paid in equity form, by way of offset, reducing the number of preferred shares they receive from us under the pre-money equity valuation mechanism described above. Any indemnification that becomes due under the TRIP Investment Agreement after the pricing of this global offering shall be paid exclusively in cash.

The table below shows the number of our preferred shares to be issued to TRIP’s Former Shareholders and the resulting economic interest in our company that they will hold immediately prior to this global offering as a result of the pre-money equity valuation mechanism, calculated at the low end, midpoint and high end of the price range per preferred share in this global offering, and after taking account of any adjustment to be made in respect of indemnification as of the date of this prospectus:

	Current ownership by TRIP’s Former Shareholders	Ownership at the following offering prices(1)
		U.S.$ [•](2)	U.S.$ [•](3)	U.S.$ [•](4)
New preferred shares to be issued	N/A	[•]	[•]	[•]
Economic interest of TRIP’s Former Shareholders immediately prior to this global offering(5)	[•]%	[•]%	[•]%	[•]%

(1)	The assumed offering price per preferred share in reais set forth on the cover page of this prospectus, translated into U.S. dollars at the exchange rate of R$[•] per U.S.$1.00 at [•], 2013. For purposes of the pre-money equity valuation mechanism, the offering price per preferred share in reais will be converted into U.S. dollars at the exchange rate specified in the TRIP Investment Agreement as described above, which may not be the same as the rate used for calculating the offering price per ADS or for other purposes in this prospectus.
(2)	The low point of the price per preferred share in this global offering.
(3)	The midpoint of the price per preferred share in this global offering.
(4)	The high point of the price per preferred share in this global offering.
(5)	Capped at 33.0% of the economic interest in our company immediately prior to this global offering under the TRIP Investment Agreement.

IFRS pronouncements that may affect our future results of operations

There are certain IFRS standards and interpretations currently issued but not yet in effect that could materially impact the presentation of our financial position or performance once such standard and interpretations become effective. See note 3.18 to our audited consolidated financial statements.

Operating Revenues

We derive our revenues primarily from transporting customers in our aircraft. In 2012, 90.3% of our revenues derived from passenger fares and the remaining 9.7% of our revenues derived from ancillary revenues, including cargo revenues. Nearly all of our revenue is denominated in reais. Passenger revenue is recognized either upon departure of the scheduled flight or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Non-ticket revenues are generally recognized at the time the ancillary products are purchased or services are provided.

Passenger revenues depend on our capacity, load factor and yield. Capacity is measured in terms ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant passenger RASK and PRASK premium to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.

Our revenues are net of certain taxes, including state-value added tax, the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS; and the Contribuição Social para o Financiamento da

Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state and ranges from 4% to 19%. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively, due to a specific rule which enforces the use of the cumulative system of PIS and COFINS on these revenues. The remaining revenue related to air transportation activity is levied at rates of 1.65% and 7.60%, respectively. The Municipal Tax on Services (Imposto Sobre Serviços) is a municipal tax assessed at rates varying from 2% to 5% of our service rendered revenues.

Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business is subject to significant seasonal fluctuations. We generally expect demand to be greater in the first and fourth quarter of each calendar year compared to the second and third quarter of each year. This demand increase occurs due to an increase in travel during the Christmas season, Carnival and the Brazilian school summer vacation period. The air transportation business is also volatile and highly affected by economic cycles and trends. Fluctuations in aviation fuel prices, customer discretionary spending, fare initiatives, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past.

ANAC, the Brazilian civil aviation agency, may influence our ability to generate revenue as it is responsible for approving the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on approvals for new routes, increased frequencies and additional aircraft by ANAC.

Operating Expenses

We are committed to maintaining a low cost operating structure and we seek to keep our expenses low by operating a young efficient fleet with a single-class of service, maintaining high employee productivity, investing significantly in technology, utilizing our fleet efficiently and deploying low-cost distribution processes.

Our largest operating expense is aviation fuel, which represented 39.6% of our total operating expenses in 2012. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar. From the beginning of 2003 to December 2012, the price of West Texas Intermediate oil, or WTI oil, the reference price used internationally to price oil, quoted in U.S. dollars, increased 188.3%, from U.S.$31.85 per barrel in 2003 to U.S.$91.82 per barrel in 2012. The WTI oil quoted in U.S. dollars decreased 7.1%, from U.S.$98.83 in 2011 to U.S.$91.82 per barrel in 2012.

In order to protect our exposure to jet fuel prices, we have developed an innovative hedging product with Petrobras, which enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, our hedging contract with Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well. However, we also enter into derivative financial instruments to protect our fuel costs.

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3% to 25%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift.

Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance (referred to as the “Anjo Azul” program), school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll. Certain acquisitions authorize stock options as compensation which, once vested, generate expenses. Certain of our executives receive stock options as compensation which, once vested, generate expenses.

Our aircraft and other rent expenses consist of monthly operating lease rents for aircraft, spare engines, flight simulators and other equipment under the terms of the related operating leases recognized on a straight-line basis. We use short-term arrangements to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations. Our aircraft and other rent expenses also include the portion of maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities, which portion is unlikely to be reimbursed to us by the lessor.

Traffic and customer servicing includes the cost of airport facilities, ground handling charges, customer bus service and inflight services and supplies. We provide complimentary bus services between a limited number of locations and strategic airports, such as transportation from the city of São Paulo to Campinas airport, and we believe that the additional customers we attract by offering this service more than offset its cost.

Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid for third-party reservation systems and agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 91.7% of our consolidated passenger revenues through our website, including direct connect bookings with travel agencies, in 2012. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter, YouTube and viajamos.com.br, a travel advice website created and owned by us) and generating word of mouth recognition, including visibly branded complimentary bus service and guerilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Depreciation and amortization expense includes the depreciation of all fixed assets we own and amortization of leasehold improvements. For owned aircraft, we employ the built-in overhaul method which results in the capitalization of engine heavy maintenance shop visits that are amortized to depreciation expense. For aircraft under operating leases, we recognize engine maintenance expenses at time of overhaul.

Landing fees include airport charges for each landing and aircraft parking, connecting fees as well as aeronautical and navigation fees. Most of these fees vary based on our level of operations and the rates are set by INFRAERO and DECEA. Also, we expect that the incentive package for the regional aviation industry announced by the Brazilian government in December 2012, pursuant to which subsidies and airport fee exemptions for regional flights, will reduce our landing fees and promote the development of airports where we operate.

Our maintenance, material and repair expenses consist of line and scheduled heavy maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Since the average age of our operating fleet was four years as of December 31, 2012 and most of the parts on our aircraft are under four-year warranties, our aircraft have required a low level of maintenance. As our aircraft age, these costs will increase. We do not own most of our spare parts inventories and the costs we incur to contract with third parties to maintain and provide us replacement parts when needed are included in maintenance. For owned aircraft, we employ the built-in overhaul method which results in the capitalization of engine shop visits for heavy maintenance that are amortized to depreciation expense.

Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, communication costs, professional fees, travel and training expenses for crews and ground personnel, and all other overhead expenses.

Some of our expenses, such as fuel, aircraft operating lease payments and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. Aircraft rents are also partially exposed to interest rate fluctuations. We currently enter into arrangements to hedge against increases in fuel prices, foreign exchange and interest rates. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Other Expense (Income)

Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI rate) and short-term investments. Our financial expense includes interest expense on our owned aircraft debt, loans and financings and working capital facilities. The interest rate of 21.4% of our aircraft debt is fixed and approximately 39.6% of it is in reais, and therefore not exposed to currency fluctuations. We capitalize interest on our pre-delivery deposit payments, or PDPs, to aircraft manufacturers for future aircraft deliveries. These amounts are recorded as part of the cost of the aircraft upon delivery. Capitalization of interest ceases when the asset is ready for service. The balances of derivative financial instruments include gains or losses on our undesignated financial instruments used to hedge our exposures. Foreign currency exchange is the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar. Although all of our non-aircraft debt is in reais, we have both local and foreign currency aircraft-related debt instruments, and are using various financial instruments, including those used to limit our exposure to floating interest rates and foreign currency exchange rates.

We account for income taxes using the liability method. We record deferred tax assets only when, based on the weight of the evidence, it is more likely than not that the deferred tax assets will be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. See “—Critical Accounting Policies—Deferred Taxes.” In assessing whether the deferred tax assets are realizable, our management considers whether it is more likely than not that some or all of the deferred tax assets will be utilized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Critical Accounting Policies

The preparation of our audited consolidated financial statements in conformity with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our audited consolidated financial statements and related notes. Critical accounting policies are those that reflect significant judgments or estimates about matters that could potentially result in materially different outcomes under different assumptions and conditions. We believe that our estimates and judgments are reasonable. However, actual results and the timing of recognition of such amounts could differ from our estimates. For a discussion of these and other accounting policies, see note 3 to our audited consolidated financial statements.

Property and Equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method or the cost-volume-profit accounting method. Under IAS 16 “Property, Plant and Equipment,” major engine overhauls are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. In estimating the lives and expected residual values of our airframes and engines, we primarily have relied upon actual experience with the same or similar aircraft types and recommendations from third parties. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft, governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types.

We evaluate annually whether there is an indication that our property and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of long-lived assets. An impairment loss exists when the book value of an asset unit exceeds its recoverable amount, which is the higher of fair value less selling costs and value in use. The calculation of fair value less selling costs is based on information available of sales transactions regarding similar assets or market prices less additional costs for disposing of assets. We have not identified any impairment related to our existing property and equipment, including aircraft fleet.

Lease accounting. Aircraft lease agreements are accounted as either operating or finance leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as debt. Finance leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer risks and benefits to us are classified as operating leases. Operating lease payments are accounted as rent, and the lease expense is recognized when incurred through the straight-line method. Approximately 50% of our aircraft lease agreements are accounted as finance leases.

Revenue Recognition. Revenues from tickets sold are recognized when transportation is provided. A non-refundable ticket expires at the date of scheduled travel and is recognized as revenue for the expired ticket value at the date of scheduled travel. We recognize a portion of advance ticket sales as revenue at the time the scheduled flight departs, based on historical data relating to the percentage of tickets sold and not used prior to the expiration date.

Tudo Azul Program. As our loyalty program is cash-based, the primary significant estimate utilized relates to the assumption of the balances that will expire due to inactivity, or breakage, as the credits expire after 12 months. We update quarterly our estimates based on actual history, which may not be indicative of the future. We also sell loyalty credits to third parties and the sales proceeds and costs are allocated using the relative selling price method to four separate units of accounting: (i) travel, net of estimated breakage, which is recognized as passenger revenue over the estimated period during which the transportation is expected to be provided, (ii) advertising and marketing efforts, (iii) brand licensing and access to member lists and (iv) program administration costs. Other than sales proceeds allocated to travel, proceeds from third party credit sales are recognized as revenue upon sale. We consider both market-specific and entity-specific factors to determine the selling prices of the non-travel deliverables.

Maintenance Materials and Repair Costs. We account for engine heavy maintenance under the built-in overhaul method for owned aircraft where the estimated cost of engine heavy maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next such heavy maintenance event based on our expected usage. Certain maintenance functions, including engine maintenance, are outsourced under contracts that require payment based on a performance measure such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are expensed based on contractual payment terms.

Maintenance Reserves. Maintenance reserves are paid to aircraft lessors in advance of the heavy maintenance and are usually recorded as prepaid maintenance deposits on the balance sheet. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. These amounts are reimbursed to us after we perform the respective maintenance to the lessor’s satisfaction. If at any point we determine that the recovery of the amounts retained by the lessor through future maintenance events is not probable, such amounts are expensed as additional aircraft rent.

Share-Based Payments. Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. The fair value of our common stock is estimated based on the market method that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. We measure transactions with crewmembers settled with equity instruments at the grant date using the Black-Scholes option pricing model. The resulting amount, adjusted for forfeitures, is charged to expense over the period in which the options vest.

Derivative Financial Instruments. We account for derivative financial instruments in accordance with IAS 39—Financial Instruments: Recognition and Measurement, and record them at fair value. Subsequent changes in fair value are recorded in profit or loss, unless the derivative meets the criteria for hedge accounting. At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge and how it will be effective in offsetting the changes in fair value or cash flows. Our derivative financial instruments are assessed quarterly to determine if they have been effective throughout the entire period for which they have been designated. Any gain or loss resulting from changes in the fair value of our derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in financial results. When the fair value of financial assets and liabilities presented in our balance sheet cannot be obtained in an active market, we determine fair value using assessment techniques prevailing in the market, including the discounted cash flow method, and a certain level of judgment is required to establish fair value in this way. This judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of financial instruments.

Contingencies. We record provisions for all contingencies in civil, tax and labor claims that represent probable losses. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel. We review and adjust provisions to take into account changes in circumstances such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new issues or court decisions.

Deferred Taxes. Deferred tax assets and liabilities are recognized based on the differences between the carrying amounts recorded in the financial statements and the tax basis of the assets and liabilities, using enacted tax rates. Our management regularly reviews deferred tax assets, taking into consideration historical operating results and probable term and level of future taxable profits, along with future available tax planning strategies. There are uncertainties regarding the interpretation of complex tax regulations and the amount and time of future taxable profit. Given the long term nature and complexity of existing contractual instruments, differences between actual results and assumptions, or future changes in these assumptions could require future adjustments to amounts previously recorded.

Business Combination. We have accounted for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. We recognized goodwill in the amount of R$753.5 million as a result of this acquisition.

Goodwill and Intangible Assets. We allocate goodwill and intangible assets (such as certain slots and routes) with indefinite lives acquired through business combinations for impairment testing purposes to a single cash-generating unit. We are required to test goodwill for impairment annually or sooner if we experience indicators of impairment, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use. We make these impairment tests by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights which were acquired as part of the TRIP acquisition were capitalized at fair value on the acquisition date, and are not amortized. These rights are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited slot availability in Brazil’s most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date, and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. As of December 31, 2012, no impairment on goodwill and other intangible assets was recognized.

Results of Operations

General. As of December 31, 2012, we served 100 destinations in Brazil with 891 daily flights. We made our first flight in December 2008, and achieved a 29% share of the Brazilian aviation market by departures in December 2012 and 15% market share measured by RPK. In the same year, we generated R$2.7 billion in annual revenues. We believe that our fleet of modern E-Jets, which seat up to 118 customers, and fuel-efficient ATR aircraft, which seat up to 70 customers, effectively matches capacity to demand and allows us to offer more convenient and frequent non-stop service than our main competitors who fly larger aircraft. Our leading revenue performance and competitive cost structure gave us the highest operating and Adjusted EBITDAR margins among Brazilian airlines in 2012. See “Summary Financial and Operating Data” for a reconciliation or our Adjusted EBITDAR to net income.

The following chart includes certain operating information that evidences our growth between 2008 through 2012:

As of	Cities Served	FTEs	Aircraft in Service at End of Period
			Owned	Leased	Total(1)
December 31, 2008	3	712	3	2	5
December 31, 2009	16	1,541	8	6	14
December 31, 2010	28	2,940	15	13	28
March 31, 2011	33	3,374	17	15	32
June 30, 2011	38	3,679	19	19	38
September 30, 2011	40	4,002	19	24	43
December 31, 2011	42	4,323	22	27	49
March 31, 2012	47	4,803	25	30	55
June 30, 2012	49	5,072	27	28	55
September 30, 2012	50	5,196	29	27	56
December 31, 2012(2)	100	8,914	56	71	127

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets in our balance sheet.
(2)	Includes operating information resulting from the acquisition of TRIP since November 30, 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

	For the Year Ended December 31,		Percent Change
	2012	2011
	(in thousands of reais)
Operating revenue:
Passenger revenue	2,454,651	1,558,256	57.5%
Other revenue	262,704	162,971	61.2%

Total operating revenue	2,717,355	1,721,227	57.9%
Operating expenses:
Aircraft fuel	(1,073,261)	(684,442)	56.8%
Salaries, wages and benefits	(510,435)	(345,511)	47.7%
Aircraft and other rent	(229,393)	(109,069)	110.3%
Landing fees	(156,468)	(78,016)	100.6%
Traffic and customer servicing	(130,076)	(96,054)	35.4%
Sales and marketing	(131,708)	(93,498)	40.9%
Maintenance materials and repairs	(126,817)	(60,915)	108.2%
Depreciation and amortization	(106,013)	(87,541)	21.1%
Other operating expenses	(244,543)	(141,085)	73.3%

	(2,708,714)	(1,696,131)	59.7%
Operating income (loss)	8,641	25,096	(65.6)%
Financial result:
Financial income	9,715	13,360	(27.3)%
Financial expense	(162,675)	(114,373)	42.2%
Derivative financial instruments	10,009	3,402	194.2%
Foreign currency exchange	(37,659)	(32,936)	14.3%

Loss before income tax and social contribution	(171,969)	(105,451)	63.1%
Deferred income tax and social contribution	1,127	—	100%
Loss for the year	(170,842)	(105,451)	62.0%

Basic and diluted per common share(1):	(0.03)	(0.02)	—
Basic and diluted per preferred share(1):	(2.53)	(1.61)	—

(1)	Reflects a conversion ratio of 75.0 common shares to one preferred share.

In 2012, we reported an operating income of R$8.6 million, a decrease of R$16.5 million compared to R$25.1 million in 2011. This was mainly due to one-time expenses of R$43.2 million, of which R$39.9 million were generated from the acquisition of TRIP. Without these non-recurring expenses, we would have generated an operating income of R$51.8 million (including the contribution of TRIP starting November 30, 2012). Excluding the amounts related to the TRIP acquisition, our operating income totaled R$26.2 million. This represents a R$1.1 million increase compared to 2011. Operating income was also affected by (i) the 16.7% average depreciation of the real against the U.S. dollar, which affected primarily our aircraft and other rent expenses and (ii) a 12.7% increase in jet fuel prices affected our operating income by R$121.0 million. We reported a net loss of R$170.8 million in 2012 compared to R$105.5 million for 2011, of which 22.0% was due to non-cash foreign exchange conversion losses. We do not have a current income tax provision as a result of our net losses to date.

The table below sets forth the breakdown of our operating expenses on a per ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2012	2011
	(per ASK in R$ cents)
Operating revenues:
Passenger revenue	21.35	18.12	17.8%
Other revenue	2.29	1.90	20.6%

Total operating revenues	23.64	20.02	18.1%

Operating expenses:
Aircraft fuel	9.34	7.96	17.3%
Salaries, wages and benefits	4.44	4.02	10.5%
Aircraft and other rent	2.00	1.27	57.3%
Landing fees	1.36	0.91	50.0%
Traffic and customer servicing	1.13	1.12	1.3%
Sales and marketing	1.15	1.09	5.4%
Maintenance materials and repairs	1.10	0.71	55.7%
Depreciation and amortization	0.92	1.02	-9.4%
Other operating expenses	2.13	1.64	29.7%

Total operating expenses	23.56	19.73	19.5%

Operating Revenues

Operating revenues increased 57.9%, or R$996.1 million, from R$1,721.2 million in 2011 to R$2,717.4 million in 2012, primarily due to (i) a 57.5% increase in passenger revenues and (ii) a 61.2% increase in other revenues.

Passenger Revenues

The R$896.4 million increase in passenger revenue in 2012 compared to 2011 was mainly attributable to (i) a 33.7% increase in capacity, as measured by ASKs, and (ii) a 18.1% increase in RASK. Capacity increased primarily due to a 63.7% increase in the average number of aircraft in service from 36.0 in 2011 to 59.0 in 2012. The increase in RASK was primarily due to an increase in yield of 21.2% in 2012, driven by the growth of our network and a 9.7% increase in average fares. Passenger revenues in 2012 included R$154.6 million relating to TRIP. Excluding this amount, our passenger revenues in 2012 would have increased 47.6% to R$2,300.0 million for the same reasons.

Other revenues

The R$99.7 million, or 61.2% increase in other revenues was mainly due to the increase in capacity as well as an increase in passenger related ancillary revenue of 71.9%. Other revenues in 2012 included R$9.6 million relating to TRIP. Excluding this amount, our other revenues in 2012 would have increased 55.3% to R$253.1 million for the same reasons.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Year Ended December 31,				Percent Change
	2012		2011
Passenger revenues (in millions of reais)	R$	2,455	R$	1,558	57.5%
Available seat kilometers (ASKs)(millions)		11,495		8,598	33.7%
Load factor (%)		78.8%		81.1%	(2.3	)p.p.
Passenger revenue per ASK (cents)		21.35		18.12	17.8%
Operating revenue per ASK (cents)		23.64		20.02	18.1%
Yield per passenger kilometer (cents)		27.09		22.35	21.2%
Number of departures		143,363		92,343	55.3%
Block hours		220,184		150,543	46.3%

Operating Expenses

Operating expenses increased 59.7%, or R$1,012.6 million, from R$1,696.1 in 2011 to R$2.708,7 million in 2012 primarily due to (i) a 55.3% increase in the number of departures, (ii) a 12.7% increase in fuel costs, from R$2.03 per liter in 2011 to R$2.29 per liter in 2012, (iii) in 2012, one-time operating expenses involved in the TRIP acquisition and resulting integration costs in the amount of R$39.8 million and (iv) the 16.7% average depreciation of the real against the U.S. dollar, which affects some of our expense line items such as aircraft rent and maintenance. Such increases in our operating expenses offset reductions in fuel burn and average number of end of period FTEs per operating aircraft. Operating expenses in 2012 included R$141.9 million relating to TRIP. Excluding this amount, our operating expenses would have increased 51.3% in 2012 for the same reasons.

Aircraft fuel. Aircraft fuel expense increased 56.8%, or R$388.8 million in 2012 compared to 2011, mainly due to (i) a 46.3% increase in block hours from 150.6 thousand in 2011 to 220.1 thousand in 2012, primarily due to a 55.3% increase in the number of departures, (ii) a 12.7% increase in jet fuel prices, from an average of R$2.03 per liter in 2011 to an average of R$2.29 per liter in 2012, and (iii) a 9.5% reduction in average stage length from 2011 to 2012, which collectively resulted in a 17.3% increase in our aircraft fuel per ASK. This was partially offset by a 5.1% decrease in average fuel burn, primarily due to an increase in the percentage of our block hours flown by ATR aircraft from 8.2% in 2011 to 16.9% in 2012, which have better fuel consumption when compared to E-Jets, as well as measures to optimize fuel consumption initiated throughout 2012, such as reducing taxi time, taxiing using one engine only and managing the aircraft’s load balance. Aircraft fuel in 2012 included R$47.3 million relating to TRIP. Excluding this amount, our aircraft fuel expenses increased 49.9% in 2012 compared to 2011 for the same reasons.

Salaries, wages and benefits. Salaries, wages and benefits increased 47.7%, or R$164.9 million in 2012 compared to 2011, due to (i) a 55.3% increase in the number of departures, of which 77.2% resulted from the organic growth of our operations and 19.0% resulted from the TRIP acquisition, (ii) a 42.1% increase in the average number of employees from 4,323 in 2011 to 8,914 in December 2012, 3,610 of which are former TRIP’s employees and (iii) a 6.0% scheduled increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil. Salaries, wages and benefits per ASK increased 10.5% as a result of such scheduled increase in salaries and a reduction in average stage length of 9.5%. Salaries, wages and benefits in 2012 included R$31.4 million relating to TRIP. Excluding this amount, our salaries, wages and benefits increased 38.7% in 2012 compared to 2011.

Aircraft and other rent. Aircraft and other rent, which are mostly incurred in U.S. dollars, increased 110.3%, or R$120.3 million, in 2012 compared to 2011, principally due to (i) an increase in the average number of aircraft under operating leases from 19.7 in 2011 to 31.7 in 2012 and (ii) the 16.7% average depreciation of the real against the U.S. dollar in 2012. Aircraft and other rent per ASK increased 57.3% in 2012 compared to 2011, mainly due to the same factors coupled with a reduction in average stage length of 9.5%. Aircraft and other rent in 2012 included R$15.3 million relating to TRIP. Excluding this amount, our aircraft and other rent increased 96.3%, or R$105.1 million in 2012 compared to 2011 for the same reasons.

Landing fees. Landing fees increased 100.6%, or R$78.5 million, in 2012 compared to 2011 primarily due to a 55.3% increase in the number of departures coupled with an increase in government-imposed terminal and navigation fees, the unit cost of which was increased by 150.0% and 15.0%, respectively, during the year. Landing fees per ASK increased 50.0% primarily due to these terminal and navigation fee increases and a decrease of 9.5% in average stage length. Landing fees in 2012 included R$7.4 million relating to TRIP. Excluding this amount, our landing fees increased 91.0% in 2012 compared with 2011.

Traffic and customer servicing. Traffic and customer servicing expense increased 35.4%, or R$34.0 million, in 2012 compared to 2011 primarily due to a 55.3% increase in the number of departures, of which 77.2% resulted from the growth of our operations and 22.8% resulted from the TRIP acquisition in 2012, partially offset by more favorable commercial terms obtained through negotiations with our suppliers. This increase in the number of departures was enabled by an increase in our average operating fleet (from 36 in 2011 to 59 in 2012), which resulted in a 43.6% increase in passengers. On a per ASK basis, traffic and customer servicing expense increased 1.3% due to a 9.5% decrease in average stage length. Traffic and customer servicing in 2012 included R$7.1 million relating to TRIP. Excluding this amount, our traffic and customer servicing expense increased 28.0%, or R$26.9 million, in 2012 compared to 2011 for the same reasons.

Sales and marketing. Sales and marketing expenses increased 40.9%, or R$38.2 million, in 2012 compared to 2011. This was mainly due to (i) a 57.5% increase in passenger revenues, which led to a 42.2% increase in credit card processing fee expenses and a 56.6% increase in commissions to travel agencies. Sales and marketing per ASK increased 5.4% as a result of an increase of 9.7% in average fares and a reduction of 9.5% in average stage length, partially offset by lower advertising expenses. Advertising expenses increased by R$1.5 million as a result of brand awareness campaigns announcing our entrance into new markets. However, as a percentage of passenger revenues, sales and marketing decreased from 6.0% in 2011 to 5.4% in 2012, due to our increased brand awareness and consequent decrease in advertising expenses. Sales and marketing in 2012 included R$6.0 million relating to TRIP. Excluding this amount, our sales and other marketing expenses increased 34.5% in 2012 compared to 2011.

Depreciation and amortization. Depreciation and amortization increased 21.1%, or R$18.5 million, in 2012 compared to 2011 primarily due to an increase in the average number of owned aircraft under finance leases from 18.5 in 2011 to 29.0 in 2012. Depreciation and amortization per ASK decreased 9.4% because of a higher increase in capacity of 33.7% compared to the increase in depreciation and amortization resulting mainly from the increase in the number of our operating leases as a percentage of our total lease mix. Depreciation and amortization in 2012 included R$5.6 million relating to TRIP. Excluding this amount, our depreciation and amortization costs increased 14.7% in 2012 compared with 2011.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 108.2%, or R$65.9 million, in 2012 compared to 2011 primarily due to: (i) a 58.9% increase in our average number of aircraft, from 38.2 in 2011 to 60.7 in 2012, which generated additional expenses, and (ii) the 16.7% average depreciation of the real against the U.S. dollar, which increased amounts due under third-party contracts denominated in U.S. dollars. Maintenance, materials and repairs per ASK increased 55.7% primarily due to the depreciation of the real against the U.S. dollar and an increase in scheduled aircraft maintenance events in 2012. Maintenance, materials and repairs in 2012 included R$9.2 million relating to TRIP. Excluding this amount, our maintenance, materials and repairs expenses increased 93.0% in 2012 compared with 2011.

Other operating expenses. Other operating expenses increased 73.3%, or R$103.5 million, in 2012 compared to 2011 primarily due to (i) an increase of 55.3% in number of departures, (ii) one-time expenses in the amount of R$3.3 million related to the re-accommodation of passengers due to the closing of the runway at Campinas airport for two days due to an incident with an aircraft from a cargo company, and (iii) non-recurring transaction fee expenses of R$23.3 million related to the TRIP acquisition. Other operating expenses per ASK increased 29.7%, as a result of these one-time expenses and the decrease of 9.5% in average stage length. Other operating expenses in 2012 included R$12.5 million relating to TRIP. Excluding this amount, our other operating expenses increased 64.5% in 2012 compared with 2011.

Financial Result

Financial income. Financial income decreased 27.3%, or R$3.6 million, in 2012 compared to 2011, due to lower interest rates earned on our investments. Financial income in 2012 included R$0.2 million relating to TRIP. Excluding this amount, our financial income decreased 28.7% in 2012 compared with 2011.

Financial expenses. Financial expenses increased 42.2%, or R$48.3 million, in 2012 compared to 2011 primarily due to: (i) additional aircraft financing (including additional finance loans relating to 10 new aircraft), the issuance of R$100 million in debentures on September 25, 2012, and working capital loans, which resulted in an average outstanding loan balance of R$1,815.8 million in 2012, compared to R$1,166.9 million in 2011 and (ii) the 16.7% average depreciation of the real against the U.S. dollar, which increased expenses generated by some of our aircraft-financing loans denominated in U.S. dollars by R$3.4 million. These increases were partially offset by lower average interest rates applicable to (i) working capital loans and aircraft financing agreements denominated in reais, which decreased from 11.6% in 2011 to 8.34% in 2012, and (ii) our aircraft financing, particularly those indexed to LIBOR, the average of which increased to 1.0% in 2012 from 0.8% in 2011 (iii) one-time expenses of R$4.1 million related to TRIP acquisition. Financial expenses in 2012 included R$7.7 million relating to TRIP. Excluding this amount, our financial expense increased 35.5% in 2012 compared with 2011. Approximately 50% of our expenses are U.S. dollar denominated, therefore, any exchange rate variation has a direct impact on our financial expenses.

Derivative financial instruments. Gains in derivative financial instruments amounted to R$10.0 million in 2012, mainly as a result of U.S. dollar derivative instruments used to protect our foreign exchange exposure resulting from dollar denominated expenses such as fuel, aircraft rent and aircraft financing. In 2011, we had gains of R$3.4 million as a result of gains resulting from currency forward contracts. Derivative financial instruments in 2012 included R$3.2 million relating to TRIP. Excluding this amount, we recognized gains in derivative financial instruments of R$13.2 million.

Foreign currency exchange. The net non-cash translation loss on our assets and liabilities when remeasured into reais amounted to R$37.7 million in 2012 compared to R$32.9 million in 2011, mainly due to (i) the 8.9% depreciation of the real against the U.S. dollar during 2012, as measured by year-end figures and (ii) an increase in our average U.S. dollar outstanding debt from R$342.8 million in 2011 to R$680.5 million in 2012. Excluding assets and liabilities of TRIP, in the amount of R$4.4 million, this non-cash amounted to R$42.0 million in 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

	For the Year Ended December 31,		Percent Change
	2011	2010
	(in thousands of reais)
Operating revenue:
Passenger revenue	1,558,256	786,721	98.1%
Other revenue	162,971	84,409	93.1%

Total operating revenue	1,721,227	871,130	97.6%

Operating expense:
Aircraft fuel	(684,442)	(341,006)	100.7%
Salaries, wages and benefits	(345,511)	(189,997)	81.9%
Aircraft and other rent	(109,069)	(68,733)	58.7%
Landing fees	(78,016)	(38,651)	101.8%
Traffic and customer servicing	(96,054)	(54,289)	76.9%
Sales and marketing	(93,498)	(54,004)	73.1%
Maintenance materials and repairs	(60,915)	(33,228)	83.3%
Depreciation and amortization	(87,541)	(51,258)	70.8%
Other operating expenses	(141,085)	(90,807)	55.4%

Total operating expenses	(1,696,131)	(921,973)	84.0%

Operating income (loss)	25,096	(50,843)	149.4%

Financial result:
Financial income	13,360	6,475	106.3%
Financial expense	(114,373)	(55,691)	105.4%
Derivative financial instruments	3,402	(2,867)	(218.7)%
Foreign currency exchange	(32,936)	5,359	(714.6)%

Loss before income tax and social contribution	(105,451)	(97,567)	(8.1)%
Deferred income tax and social contribution	—	—	—
Loss for the year	(105,451)	(97,567)	(8.1)%

Basic and diluted per common share(1)(2):	(0.02)	(0.02)	—
Basic and diluted per preferred share(1):	(1.61)	(1.49)	—

(1)	Reflects a conversion ratio of 75.0 common shares to one preferred share.

In 2011, we reported our first full year operating income of R$25.1 million, a substantial improvement compared to an operating loss of R$50.8 million in 2010. Our operating margin, calculated by dividing total operating revenues by total operating expenses, was 1.5% in 2011, compared to (5.8)% in 2010, which we believe represents a significant accomplishment in our third full year of operations since we launched operations. We reported a net loss in 2011 of R$105.5 million compared to R$97.6 million for 2010.

The table below sets forth the breakdown of our operating expenses on a per ASK basis for the periods indicated:

	For Year Ended December 31,		Percent Change
	2011	2010
	(per ASK in R$ cents)
Operating revenues:
Passenger revenue	18.12	15.53	16.7%
Other revenue	1.90	1.67	13.7%

Total operating revenues	20.02	17.20	16.4%

Operating Expenses:
Aircraft fuel	7.96	6.73	18.2%
Salaries, wages and benefits	4.02	3.75	7.1%
Aircraft and other rent	1.27	1.36	(6.5)%
Landing fees	0.91	0.76	18.9%
Traffic and customer servicing	1.12	1.07	4.2%
Sales and marketing	1.09	1.07	2.0%
Maintenance materials and repairs	0.71	0.66	8.0%
Depreciation and amortization	1.02	1.01	0.6%
Other operating expenses	1.64	1.79	(8.5)%

Total operating expenses	19.73	18.20	8.4%

Operating Revenues

Operating revenues increased 97.6%, or R$850.1 million, from R$871.1 million in 2010 to R$1.721.2 in 2011, primarily due to a 98.1% increase in passenger revenues.

Passenger Revenues

The R$771.5 million, or 98.1%, increase in passenger revenues in 2011 compared to 2010 was mainly attributable to (i) a 69.7% increase in capacity, as measured by ASKs, coupled with a 16.7% increase in RASK and (ii) a 7.1% increase in average fares. This increase in capacity was primarily due to our 14 additional destinations and increased frequencies on the same routes as a result of our 24 additional aircraft, along the general increase in demand for domestic flights due to demand stimulation resulting from our entrance into new markets. The increase in RASK was primarily due to an increase in yield of 20.4% in 2011 driven by such increased demand coupled with maturity of routes and a 7.1% increase in average fares.

Other Revenues

Our other revenues increased 93.1%, or R$78.6 million, in 2012 compared to 2011, mainly due to our higher capacity, which increased our passenger-related ancillary revenue by 71.6%.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Year Ended December 31,				Percent Change
	2011		2010
Passenger revenues (in millions of reais)	R$	1,558	R$	787	98.1%
Available seat kilometers (ASKs) (millions)		8,598		5,066	69.7%
Load factor (%)		81.1%		83.7%	(2.6	)p.p.
Passenger revenue per ASK (cents)		18.12		15.53	16.7%
Operating revenue per ASK (cents)		20.02		17.20	16.4%
Yield per passenger kilometer (cents)		22.35		18.56	20.4%
Number of departures		92,343		47,873	92.9%
Block hours		150,543		82,793	81.8%

Operating Expenses

Operating expenses increased 84.0%, or R$774.2 million, from R$922.0 million in 2010 compared to R$1.696.1 million in 2011, mainly due to (i) a 92.9% increase in the number of departures; and (ii) a 22.3% increase in fuel cost, from an average price per liter of R$1.66 in 2010 to R$2.03 in 2011. This increase was partially offset by the 4.8% average appreciation of the real against the U.S. dollar, which decreased our expenses denominated or linked in U.S. dollars such as aircraft rent and fuel.

Aircraft fuel. Aircraft fuel expense increased 100.7%, or R$343.4 million, in 2011 compared to 2010 primarily due to: (i) an 81.8% increase in block hours from 82,793 in 2010 to 150,557 in 2011 (primarily due to 92.9% increase in the number of departures), (ii) a 22.3% increase in jet fuel prices, from an average of R$1.66 per liter in 2010 to an average of R$2.03 per liter in 2011, despite the favorable exchange rate variation of the real against the U.S. dollar, and (iii) an 11.3% reduction in average stage length from 2010 to 2011, which collectively resulted in a 18.2% increase in our aircraft fuel per ASK.

Salaries, wages and benefits. Salaries, wages and benefits increased 81.9%, or R$155.5 million, in 2011 compared to 2010 due to: (i) a 92.9% increase in the number of departures, (ii) a 47.0% increase in the number of employees from 2,940 in 2010 to 4,323 in 2011, as a result of the growth of our operations and (iii) an 6.5% scheduled wage increases in 2011 resulting from collective bargaining agreements applicable to all airlines in Brazil. Salaries, wages and benefits per ASK increased as a result of such scheduled increase in salaries and a reduction in average stage length of 11.3%.

Aircraft and other rent. Aircraft and other rent, which we mostly incurred in U.S. dollars, increased 58.7%, or R$40.3 million, in 2011 compared to 2010 principally due to (i) a 118.0% increase in the average number of aircraft under operating leases from 8.7 in 2010 to 19.7 in 2011 partially offset by a 4.8% average appreciation of the real against the U.S. dollar in 2011. Aircraft and other rent per ASK decreased 6.5% in 2011 compared to 2010, primarily as a result of these factors compiled with an 11.3% reduction in average stage length.

Landing fees. Landing fees increased 101.8%, or R$39.4 million, in 2011 compared to 2010 primarily due to a 92.9% increase in the number of departures coupled with a 50.0% airport rate increase. Landing fees per ASK increased 18.9% primarily due to this airport rate increase and an 11.3% decrease in average stage length.

Traffic and customer servicing. Traffic and customer servicing expense increased 76.9%, or R$41.8 million, in 2011 compared to 2010 primarily due to a 92.9% increase in the number of departures enabled by an increase in our average operating fleet (from 18.2 in 2010 to 36.0 in 2011), which resulted in an 84.9% increase in passengers. Traffic and customer servicing expense per ASK increased 4.2% due to a 11.3% decrease in average stage length.

Sales and marketing. Sales and marketing expenses increased 73.1%, or R$39.5 million, in 2011 compared with 2010, primarily due to a 98.1% increase in passenger revenues, which led to a 64.2% increase in credit card processing fee expenses and a 113.1% increase in commissions to travel agencies. Sales and marketing per ASK increased 2.0% primarily as a result of a 7.1% increase in average fares and a 11.3% decrease in average stage length. Advertising expenses as a percentage of passenger revenues decreased from 2.2% in 2010 to 1.4% in 2011 due to our ability to leverage low-cost innovative marketing and advertising techniques, foregoing more costly traditional marketing channels from 2010 to 2011.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 83.3%, or R$27.7 million, in 2011 compared to 2010, primarily due to an increase of 101.3% in our average number of aircraft to 38.2 in 2011 from 19.0 in 2010, which generated additional expenses in 2011. This increase was partially offset by a 4.8% average appreciation of the real against the U.S. dollar in 2011. Maintenance, materials and repairs per ASK increased 8.0% primarily due to an increase in scheduled aircraft maintenance events in 2011.

Depreciation and amortization. Depreciation and amortization increased 70.8%, or R$36.3 million, in 2011 compared to 2010 due primarily to an increase in the average number of aircraft under finance leases from 10.3 in 2010 to 18.5 in 2011. Depreciation and amortization per ASK remained relatively stable, increasing by 0.6% due to the higher increase in our capacity of 69.7% when compared to the increase in depreciation and amortization. This was a result of a 11.3% decrease in stage length and the addition of smaller aircraft.

Other operating expenses. Other operating expenses increased 55.4%, or R$50.3 million, in 2011 compared to 2010, primarily due to a 92.9% increase in the number of departures and crewmember travel expenses. Other operating expenses per ASK decreased 8.5%, as we were able to leverage our fixed costs over a larger network, which impact was partially offset by the decrease in average stage length.

Financial Result

Financial income. Financial income increased 106.3%, or R$6.9 million, in 2011 compared to 2010, mostly due to a 28.7% increase in our average cash position to R$191.7 million in 2011 from R$148.9 million in 2010.

Financial expense. Financial expense increased 105.4%, or R$58.7 million, in 2011 compared to 2010, primarily due to the issuance of R$300 million in debentures and the acquisition of seven aircraft in 2011. The average outstanding loan balance increased from R$586.5 million in 2010 to R$1,166.9 million in 2011. In addition, the average interest rates applicable to working capital loans and aircraft financing agreements denominated in reais increased from 9.7% in 2010 to 11.6% in 2011, This increase was partially offset by (i) a 4.8% appreciation in the average rate for the real against the U.S. dollar in 2011, which decreased from R$1.759 per dollar in 2010 to R$1.674 per dollar in 2011, and (ii) lower average interest rates applicable to our aircraft financing indexed to LIBOR, which decreased from 0.9% in 2010 to 0.8% in 2011.

Derivative financial instruments. Gains in derivative financial instruments amounted to R$3.4 million in 2011, mainly as a result of U.S. dollar derivative instruments used to protect our foreign exchange exposure resulting from U.S. dollar denominated expenses such as fuel and aircraft rent. In 2010, we had a loss of R$2.9 million in currency forward contracts.

Foreign currency exchange. Net non-cash foreign exchange variation generated a loss of R$32.9 million in 2011, compared to a gain of R$5.4 million in 2010, due to (i) the 12.6% end of period depreciation of the real against the U.S. dollar in 2011 and (ii) an increase in our average U.S. dollar outstanding debt from R$232.2 million in 2010 to R$437.2 million in 2011.

Liquidity and Capital Resources

General

Our primary source of liquidity is cash provided by operations and capital contributions from our shareholders. We use funds to meet our payment obligations under our loans and financing (including finance leases and debentures), operating leases and working capital.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments (consisting mainly of foreign bonds denominated in US dollars), and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via a credit card. Our customers may pay their purchases in up to six installments without interest or up to 12 installments with 3% interest per month. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are usually paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position. In 2012, our average day’s receivables were 55 days, compared to 54 days in 2011. As of December 31, 2012, we had cash and cash equivalents of R$355.4 million (of which R$84.3 million was restricted due to working capital loan guarantees), short-term investments of R$10.7 million and trade and accounts receivables of R$406.8 million. In addition, as of December 31, 2012 we had restricted investments consisting of bank deposits of R$101.3 million required under certain loan agreements (which we are not able to dispose) and prepaid expenses of R$64.2 million.

We believe that our liquidity position is sufficient to operate our business and we also believe that additional sources of liquidity are available to us through bank facilities and debt securities such as our debentures. However, we consider the use of third party capital only if we believe that its cost would be less that the return generated by its use. We constantly attempt to maintain an optimized capital structure. However, as a capital intensive industry with considerable investment in assets with high aggregated value, we are highly leveraged. Our management seeks to maintain our leverage ratios at levels equal to or lower than the industry levels. The company is not subject to any externally imposed capital requirements.

We believe that, after completion of this global offering, we will be able to access equity markets if necessary.

The table below presents our cash flow from operating, investing and financing activities, as well as the amount of our cash and cash equivalents for the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in thousands of reais)
Cash Flow
Net cash provided by (used in) operating activities	(17,964)	(58,577)	12,168
Net cash provided by (used in) investing activities	(391,965)	(509,988)	(419,914)
Net cash provided by financing activities	549,381	603,320	337,947
Increase (decrease) in cash and cash equivalents	139,452	34,755	(69,799)

Net Cash Provided By (Used In) Operating Activities

As a result of the increase in our operating profitability, the amount of net cash used in operating activities decreased to R$18.0 million in 2012 compared to R$58.6 million in 2011. Excluding net cash used in operating activities of TRIP, we provided a net cash in operating activities of R$158.5 million in 2012. The changes in operating cash flows in 2012 were a result of (i) a net loss of R$170.8 million in 2012 compared to a net loss of R$105.4 million in 2011, (ii) an increase of interest paid of R$28.6 million in 2012 mostly related to interest paid in the amount of R$300 million of debentures issued in 2011, (iii) an increase in air traffic liability of R$152.1 million resulting from an increase in passenger revenues of R$896.4 million, (iv) a lower change in trades accounts receivables in 2012 of R$31.1 million compared to R$193.7 million in 2011, mostly related to a higher advance of receivables in 2012, and (v) a decrease of R$82.3 million in accounts payable mostly due to accounting adjustments related to the acquisition of TRIP.

In 2011 our net cash applied in operating activities was R$58.6 million compared to net cash generated by operating activities of R$12.2 million in 2010. In 2011 we issued debentures in the amount of R$300 million which reduced the amount of accounts receivable advancements. The changes in operating cash flows in 2011 were a result of (i) a R$193.7 million change in trade accounts receivable in 2011 compared to a R$7.8 million change in 2010 due to less advancing of accounts receivable in 2011, (ii) an increase in interest and exchange variations on assets and liabilities of R$102.8 million in 2011 mostly due to an increase in interest payable provisions resulting from an overall increase in our indebtedness and a 12.6% depreciation of the real in 2011 (iii) an increase in changes in accounts payable of R$51.9 million in 2011 compared to 2010 as a result of an increase in days payable outstanding to 43 days in 2011 compared to 39 days in 2010 and (iv) an increase in aircraft and engine lease prepayments from R$45.0 million in 2011 to R$67.9 million in 2012.

Net Cash Provided By (Used In) Investing Activities

During 2012, net cash used in investing activities totaled R$392.0 million, a decrease of R$118.0 million over 2011. Net cash used in investing activities in 2012 amounted to R$463.2 million, or a decrease of R$46.7 million, after excluding net cash used in investing activities of TRIP. The decrease in investing activities was due to (i) the TRIP Acquisition, which generated cash from investing activities of R$160.1 million in 2012, (ii) lower capital expenditures of R$449.4 million in 2012 compared to R$503.1 million in 2011 due to a change in mix of aircraft delivered (consisting of ten ATRs in 2012, which have a lower price compared to E-jets, and three ATRs and five E-jets in 2011), and (iii) R$84.3 million due to working capital guarantees.

During 2011, net cash used in investing activities totaled R$510.0 million, an increase of R$90.1 million over 2010. This increase is mostly related to higher capital expenditures of R$503.1 million in 2011 compared to R$388.5 million in 2010. Capital expenditures increased due to a higher number of aircraft delivered under finance leases in 2011 consisting of five E-jets and three ATRs compared to six E-jets in 2010.

Net Cash Provided By Financing Activities

During 2012, our net cash provided by financing activities was R$549.4 million, a decrease of R$53.9 million compared to 2011. Net cash from financing activities in 2012 amounted to R$541.0 million after excluding net cash generated by financing activities of TRIP. The changes in net cash provided by financing activities in 2012 resulted from (i) the issue of debentures in the amount of R$100.0 million in 2012, as compared to R$300.0 million in 2011, (ii) a R$141.6 million increase in proceeds in 2012 mostly due to the issuance of debt to finance the acquisition of new aircraft and a bridge loan agreement of R$120.0 million and (iii) principal payments of long-term loans in the amount of R$186.5 million in 2012 compared to R$304.6 million in 2011.

During 2011, our net cash provided by financing activities was R$603.3 million, an increase of R$265.4 million compared to 2010. The changes in net cash provided by financing activities in 2011 are a result of (i) the issue of debentures in the amount of R$300.0 million in 2011, as compared to no debenture issuances in 2010, (ii) proceeds from loans of R$496.0 million in 2011 compared to R$405.4 million in 2010 as a result of the issuance of additional debt to finance the acquisition of new aircraft, and (iii) principal payments of long term loans in the amount of R$304.7 million in 2011 compared to R$67.4 million in 2010.

Loans and Financings

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

		At December 31,
		2012	2011	2010
		(in thousands of R$)
Aircraft financing(1)(2)	Financial Charges
In local currency (R$)	4.5% fixed to TJLP + 3.4% per annum, paid monthly	738,473	523,748	421,502
In foreign currency (U.S.$)(2)	LIBOR plus 1.8% to 7.3% paid monthly or quarterly	1,037,293	426,907	229,404
Non-aircraft financing:
Secured—in foreign currency (U.S.$)(1)	3.7% to 5.9% paid monthly or in a balloon payment	41,097	—	—
Secured—in local currency (R$)	5% fixed to 141% of the CDI (Brazilian risk free rate)	774,010	189,694	129,275

		2,590,873	1,140,349	780,181

(1)	Converted using the exchange rate of R$2.0435 per U.S.$1.00 as of December 31, 2012.
(2)	Aircraft financing includes financing agreements and finance leases with respect to our aircraft, flight simulators and related equipment.

As of December 31, 2012, we had pledged as security under our secured loans property and equipment having a net book value of R$2.2 billion, trade and other receivables of R$279.8 million and R$101.3 million in restricted short-term investments. Our finance leases contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the concession agreement. Our main non-aircraft debt financing instruments are the following:

•

non-convertible debentures issued on June 15, 2011 by our subsidiary Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas, in the amount of R$300 million, due June 15, 2014. These debentures are guaranteed by receivables generated by sales using Visa-branded credit cards, limited to one third of the total outstanding amount under the debentures. Beginning June 15, 2013, payment of principal will be amortized in five installments and interest payment will be made quarterly at a rate of 124% of the CDI;

•

non-convertible debentures issued on September 25, 2012 by Azul Linhas, in the amount of R$100 million, due September 25, 2015. These debentures are guaranteed by receivables generated by sales using American Express-branded credit cards, not less than the greater of (i) four times the compensation due under each tranche of the debentures or (ii) 25% of the total outstanding amount under the debentures. Beginning April 25, 2013, payment of principal will be amortized in thirty monthly installments, and interest payment will be made at a rate of 127% of the CDI, quarterly during the grace period and monthly from March 25, 2013 onwards; and

•

two financing agreements provided by Bozano, one of our shareholders, in the total principal amount of R$120 million. These loans are non-amortizing, and the full principal amount of R$120 million was outstanding at December 31, 2012. The loans carry interest at a rate of 10.1% per year and are due to be repaid in full on June 29, 2014. Under the agreements, following an initial public offering of our shares, we must use the proceeds to repay the outstanding amount owed to Bozano on a priority basis. To guarantee payment of these loans, we have pledged to Bozano up to R$40 million in receivables generated by sales from our travel agencies using bank payment orders (boletos bancários).

As of December 31, 2012, our aircraft financing consisted of finance leases and loans used to finance 56 aircraft with an outstanding balance of R$1.8 billion. The remaining 71 aircraft were held by us under operating leases that are not recorded as debt in our balance sheet.

The following are the only material aircraft financing instruments that contain financial covenants:

(i)	a loan agreement dated June 3, 2009 between TRIP and Banco do Brasil S.A. using BNDES/FINEM funds, in the amount of R$99.6 million for the financing of three E-Jets, of which R$67.8 million remains outstanding, and a loan agreement dated December 11, 2009 between TRIP and Banco do Brasil S.A. using BNDES/FINAME funds in the amount of R$40.4 million for the financing of one E-Jet, of which R$29.8 million remains outstanding. These two loan agreements are guaranteed by Trip Participações S.A.;

(ii)	a loan agreement dated April 1, 2009 between Azul Linhas and Banco do Brasil S.A. using BNDES/FINEM funds in the amount of R$127.07 million for the financing of four E-jets, of which R$98.0 million remains outstanding. This loan agreement is guaranteed by us;

The agreements listed in (i) and (ii) above require TRIP and Azul Linhas, respectively, to maintain the following ratios:

a.	EBITDAR/total paid debt, including interest (except for working capital) ratio equal or greater than 1.2; and

b.	Net equity equal to or greater than the outstanding debt under these loans and all other agreements entered into with BNDES, minus the amount that is 2.47 times the sum of (a) all letters of guarantees provided for the BNDES loans, and (b) all funds held in escrow for these loans;

(iii)	a lease agreement, dated December 2, 2008, between TRIP and GIE TRIP Atrone in the amount of R$41.3 million, of which R$25.9 million remains outstanding, for the financing of one ATR aircraft. This agreement requires us to maintain the following ratios: (i) total debt and operating leases less cash freely convertible to U.S. dollars/EBITDAR of less than six and (ii) total debt and operating leases less cash freely convertible to U.S. dollars/equity of less than four;

(iv)	a lease agreement, dated November 6, 2008, between TRIP and GIE TRIP Atrone in the amount of R$36.0 million, of which R$25.7 million remains outstanding, for the financing of one ATR aircraft. This agreement requires us to keep the following ratios: (i) total debt and operating leases less cash freely convertible to U.S. dollars/EBITDAR of less than six and (ii) total debt and operating leases less cash freely convertible to U.S. dollars/equity of less than four;

(v)	a lease agreement, dated July 2, 2008, between TRIP and GIE TRIP Atrone in the amount of R$26.7 million, of which R$24.9 million remains outstanding, for the financing of one ATR aircraft. This agreement requires us to keep the following ratios: (i) total debt and operating leases less cash freely convertible to U.S. dollars/EBITDAR of less than six and (ii) total debt and operating leases less cash freely convertible to U.S. dollars/equity of less than four; and

(vi)	a lease agreement, dated June 16, 2008, between TRIP and GIE TRIP Atrone in the amount of R$26.9 million, of which R$23.9 million remains outstanding, for the financing of one ATR aircraft. This agreement requires us to keep the following ratios: (i) total debt and operating leases less cash freely convertible to U.S. dollars/EBITDAR of less than six and (ii) total debt and operating leases less cash freely convertible to U.S. dollars/equity of less than four.

As of December 31, 2012, we were in compliance with all covenants in our financing instruments, except for the following events of noncompliance, each of which related to TRIP financings: the loan agreement dated June 3, 2009 between TRIP and Banco do Brasil S.A. in the amount of R$99.6 million and; the loan agreement dated December 11, 2009 between TRIP and Banco do Brasil S.A. in the amount of R$40.4 million, together numbered (i) in the list above; and the four lease agreements between TRIP and GIE TRIP Atrone, numbered

(iii) through (vi) in the list above, which currently aggregate R$100.4 million in total outstanding principal, of which R$87.2 million is impacted by TRIP’s noncompliance. In the case of the Banco do Brasil financings in (i) and (ii) above, the failure to maintain the ratios does not trigger an event of default, but requires the borrower to provide additional security, which was provided in 2012. In the case of the GIE TRIP Atrone financings in (iii) through (vi) above, we are currently seeking a full waiver from GIE TRIP Atrone and expect to receive this waiver in the first or second quarters of 2013.

Certain aircraft purchase financing agreements require prepayment of the principal amounts if our company goes public. Such prepayments must be made upon conclusion of our initial public offering. At December 31, 2012, the outstanding balance of these agreements was U.S.$10.5 million (approximately R$21.5 million, calculated at the exchange rate of R$2.04 per U.S.$1.00 at December 31, 2012). See “Use of Proceeds” and “Capitalization.”

For further information on our financing activities, see Note 18 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures in 2012 totaled R$449.4 million, most of which related to a finance lease for 10 new aircraft. Other capital expenditures include purchase of spare parts, IT systems and facilities.

Our growth plans contemplate to grow our operating fleet from 118 in 2012 to 127 aircraft by the end of 2013. Including the effect of the amendment executed in February 2012, as of December 31, 2012, we had firm orders for 23 Embraer E195 aircraft available for delivery through 2016 with Embraer and 22 ATR 72-600 aircraft for delivery through 2016 with Avions de Transport Régional. We estimate that committed expenditures for these aircraft are R$2.5 billion. We have 10 purchase options for additional Embraer E195 aircraft and 23 purchase options for additional ATR 72-600 aircraft. We expect to meet our contractual commitments by using cash generated from operations along with loans and/or capital markets financings.

We typically hold our aircraft under operating leases or through finance leases. As of December 31, 2012, we had lease commitments to fund 12 of the 23 Embraer E195 aircraft on order and have firm commitments to fund six of the 22 ATR 72-600 aircraft on order. Although we believe these leases should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these leases and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and the proceeds from this global offering, supplemented as necessary by short-term credit lines.

For additional information relating to our commitments for future acquisition of aircraft, see note 27(b) to our audited consolidated financial statements.

Commitments and Contractual Obligations

Our non-cancelable contractual obligations as of December 31, 2012 included the following:

	At December 31, 2012(1)
	(in thousands of R$)
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating leases(2)	419,856	1,193,756	1,018,613	969,636	3,601,861
Non-aircraft loans(3)	249,255	453,845	102,329	10,465	815,895
Debentures(4)	209,732	188,571	—	—	398,302
Finance leases and aircraft loans(2)(3)	192,208	425,490	390,630	830,115	1,838,444

(1)	Excludes our commitments for future acquisitions of 45 aircraft, which are described in Note 27 to our financial statements.
(2)	Excludes any monetary adjustments with respect to these leases.
(3)	Includes financial charges (see “—Loans and Financings”).
(4)	Excludes any interest payments due under the debentures (see “—Loans and Financings”).

As of December 31, 2012, we had firm commitments to purchase 23 Embraer E-Jets and firm commitments to purchase 22 ATR 72 aircraft; to be delivered between 2013 and 2016, totaling R$2.5 billion.

We believe that our cash generated from operations and ability to obtain financing (including through finance leases) or lines of credit with financial institutions, as well as our ability to obtain operating leases, will enable us to honor our current contractual and financial commitments.

Research and Development, Patents and Licenses

We believe that the Azul brand is synonymous with innovation as we have been recognized among the top 50 most innovative companies in the world and number one in Brazil by the business magazine Fast Company. We have registered the trademark “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We have also registered several domain names with the Brazilian body for domain registration (“NIC.br”), including “voeazul.com.br.”

Trend Information

In 2013, we believe that demand for passenger aircraft travel will remain strong, driven by both customers flying for business purposes as well as for leisure, and we estimate that the Brazilian market demand will grow between 7% and 9% in 2013. Given these trends, we believe there is a strong growth opportunity in frequent point-to-point airline service on routes not served by us or underserved routes among larger and medium-sized cities in Brazil. For the full year, we expect our operating capacity to increase approximately 10% to 12% over 2013 with the net addition of nine aircraft to our operating fleet, which will be deployed primarily in new markets and to increase frequency in our current markets.

Off Balance Sheet Arrangements

All of our off-balance sheet arrangements are related to operating leases. Our total operating lease obligations amounted to R$3,601.8 million on December 31, 2012, most of which are related to aircraft operating leases. As of December 31, 2012 we leased 71 of our 127 aircraft under operating leases. Some of our monthly rental payments are based on floating rates and we are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, currency exchange and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including operating and finance leases and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2012, we had interest rate swap contracts designated as cash flow hedges and fair value hedges.

We utilize swap contracts designated as cash flow hedges to protect fluctuations of part of the payments of operating and capital leases and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of December 31, 2012, our cash flow hedges included interest rate swap contracts with a notional value of R$263.8 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. As of December 31, 2012, our fair value hedges included interest rate swap contracts with a notional value of R$225.1 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI on the notional value. The reduction in the fair value of interest rate swap of R$8.6 million was recognized as financial costs and offset against a similar gain in bank loans. The ineffectiveness recognized in 2011 was insignificant.

Currency exchange rate risk

Currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans (including finance leases) indexed to the U.S. dollar (net of investments in U.S. dollars). Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months. As of December 31, 2012 and 2011, we hedged 62% and 64%, respectively, of our exposure in the net position in foreign currency. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts. As of December 31, 2012, we had U.S.$115 million of fixed notional amount at rates ranging from R$2.0381 to R$2.0525 for U.S.$1.00. The fair value of these contracts was R$1.0 million, which is recorded in current liabilities against financial expenses.

Commodity price risk

The volatility of aviation fuel prices is one of the most significant financial risks for airlines. In 2012, aviation fuel accounted for 39.6% of our operating costs. International oil prices, which are denominated in U.S.

dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through 2012. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We have entered into forward supply agreements with our primary supplier, Petrobras Distribuidora, which defines the price and payment conditions, consumption level and other commercial conditions. This innovative hedging product enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, our hedging contract with Petrobras Distribuidora offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well. The hedging product does not require collateral deposits or margin calls, creating therefore no cash flow issues for us. We may periodically also use derivative financial instruments to manage fuel price risk. As of December 31, 2012, we had hedged 46.0% our forecasted fuel consumption for the first quarter of 2013 and 20.3% of our forecasted fuel consumption for the remainder of 2013.

Credit risk

Credit risk is inherent in our operating and financial activities and such risk is mainly represented in our trade receivables and cash and cash equivalents, including bank deposits. The credit risk associated with our trade receivables include, values payable by the major credit card companies, which have a credit risk that is equal or better to our credit risk, and those from travel agencies, sales in installments and government, and individuals and other entities. We assess the corresponding risk of financial instruments and diversify our exposure. We also mitigate such risk by holding financial instruments with counterparties that are rated at least an A in assessments made by S&P and Fitch, or that are hired in futures and commodities stock exchange.

Liquidity risk

Liquidity risk is the risk of not having sufficient net funds to meet our financial commitments as a result of a mismatch in term or volume between expected income and expenses. In order to manage the liquidity of our cash in local and foreign currency, assumptions of future receipts and disbursements are set which are monitored daily by the U.S. Treasury department. We apply our funds in net assets (certificates of deposit and agribusiness credit bills), and usually the weighted average term of our indebtedness does not exceed the weighted average term of our investment portfolio.

Sensitivity analysis

Our sensitivity analysis measures the impact of interest rate risk, exchange variations, and commodity price risk on the statement of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, exchange rate or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			For the Year Ended December 31,
			2012		2011
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario
			(in thousands of R$)
Financing	Interest rate	CDI, LIBOR or TJIP rate increase	(40,166)	(80,331)	(24,951)	(49,902)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(177,968)	(366,551)	(28,066)	(55,174)
Aircraft fuel(1)	Cost per liter	WTI or Gulf Coast jet fuel	(95,420)	(182,669)	(122,169)	(244,339)

(1)	Considers the effect on fourth quarter results only.

REGULATION

Overview

Under the Brazilian Constitution, air transportation is a public service. It is therefore subject to extensive governmental regulation and monitoring by several federal agencies and entities. The sector is regulated by the Brazilian Aeronautical Code (Law No. 7,565 of December 19, 1986), which covers air service concessions; airport infrastructure and operations; flight safety; airline certification; leasing, taking security, disposal, registration and licensing of aircraft; crew training; inspection and control of airlines; public and private air carrier services; civil liability; and penalties for infringement.

Brazil has signed and ratified the Warsaw Convention of 1929, the Chicago Convention of 1944 and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

The National Civil Aviation Policy (Política Nacional de Aviação Civil), or PNAC, which was adopted in 2009, sets out the main governmental guidelines and policies that apply to the Brazilian civil aviation system. The PNAC encourages all regulatory bodies to issue regulations on strategic matters such as safety, competition, environmental and consumer issues, and to inspect, review and evaluate the activities of all operating companies.

As part of the incentive package for regional aviation announced in December 2012, the Brazilian government indicated it intended to invest approximately R$1.0 billion per year in airline ticket subsidies or fare exemptions on regional routes, including a 50% ticket price subsidy on up to 60 seats whenever an aircraft is operated out of regional airports.

Regulatory Bodies

The chart below illustrates the main regulatory bodies together with their responsibilities and reporting lines:

The Civil Aviation Secretariat (Secretaria de Aviação Civil), or SAC, which was established in March 2011, supervises civil aviation services and activities in Brazil. The SAC reports directly to the President of Brazil and is responsible for the oversight of ANAC and INFRAERO.

ANAC, which was created in 2005, has full regulatory powers regarding the following:

•	guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil;

•	regulating flight operations; and

•	regulating economic issues affecting air transportation and airports, including air safety, certification and fitness, insurance, consumer protection and competitive practices.

INFRAERO is a state-controlled airport operator that reports to the SAC. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., those whose operations have not been transferred to private parties by way of concessions), including safety, operational conditions and infrastructure.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, which was created in 2011, is a commission within the SAC. Its role is to coordinate the activities of the different entities and public agencies with respect to airport efficiency and safety.

The Department of Airspace Control (Departamento de Controle do Espaço Aéreo), or DECEA, reports indirectly to the Brazilian Minister of Defense. It is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology, as well as military aviation. Its functions include approving and overseeing the implementation of equipment and navigation, meteorological and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control System.

The Brazilian Civil Aviation Council (Conselho de Aviação Civil), or CONAC, which was created in 2011, is an advisory body to the President of Brazil with authority to establish national civil aviation policies, to be adopted and enforced by the Aeronautics High Command and ANAC. CONAC establishes guidelines relating to following:

•	the representation of Brazil in conventions, treaties and other activities related to international air transportation;

•	airport infrastructure;

•	the provision of funds to airlines and airports to further strategic, economic or tourism interests;

•	the coordination of civil aviation;

•	air safety; and

•	the granting of air routes, concessions and permissions for commercial air transportation services.

Airport Infrastructure

Brazilian currently has more than 3,000 private, public, civil, military and mixed use airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 97% of total passenger traffic passing through a network consisting of 67 airports. INFRAERO is responsible for the majority of the operational matters for these airports.

A number of smaller, regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.

The Brazilian government is implementing a program to privatize the operation of certain airports in Brazil by way of concessions granted following public bids. Concessions for the airports of São Paulo (Guarulhos), Brasília and Campinas were granted to private parties following a public bid in February 2012. The concessions for these airports have terms of between 20 and 30 years. Previously, a 28-year concession for São Gonçalo do Amarante Airport, located in Natal, Rio Grande do Norte, was granted to consortium named Inframérica following a public bid in October 2011.

The following chart summarizes the concession conditions for these airports:

	São Paulo (Guarulhos)	Campinas	Brasília	São Gonçalo do Amarante
Winning bid	R$16.2 billion	R$3.8 billion	R$4.5 billion	R$650 million

Concession term	20 years	30 years	25 years	28 years

Minimum Investment	R$4.7 billion	R$8.7 billion	R$4.7 billion	R$170 million

Additional fee	10% of annual gross revenue, equal to R$1,770 million for the term of the concession	5% of annual gross revenue, equal to R$649 million for the term of the concession	2% of annual gross revenue, equal to R$107 million for the term of the concession	—

Estimated investment for the World Cup	R$ 1.38 billion	R$ 873.1 million	R$ 626.5 million	—

Mandatory improvements for the World Cup	Construction of: • New terminal with capacity for at least 7 million additional passengers per year • Apron area for 32 aircraft • 2,200 parking spaces • Expansion of the runway for aircraft maneuver

Construction of:

•      New terminal with capacity for at least 5.5 million additional passengers per year

•      Apron area for 35 aircraft

•      4,500 parking spaces

•      Expansion of the runway for aircraft maneuver

			Construction of: • New terminal with capacity for at least 2 million additional passengers per year • Apron area for 24 aircraft • 2,400 parking spaces • Expansion of the runway for aircraft maneuver	Construction of: • Terminal and all airport facilities except for the runway (greenfield project)

Source:    SAC and ANAC.

Guarulhos, Brasília and Campinas airports represented approximately 30% of total passengers transported in Brazil in 2011, including domestic and international traffic, according to ANAC. In 2011, for the first time since 1997, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

In the first quarter of 2013, the government announced plans to privatize the operation of two additional airports by way of concession following public bids: Belo Horizonte (Confins Airport) in the state of Minas Gerais, and Rio de Janeiro (Galeão International Airport). The public bidding for these airport concessions is expected to be carried out in September 2013.

Of the 67 Brazilian airports managed directly or indirectly by INFRAERO, approximately 13 airports are currently receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by Brazilian airlines, and is not expected to involve increases in landing fees or passenger taxes on air travel.

In December 2012, the Brazilian government announced an incentive package for the regional aviation industry. The package includes investments of up to R$7.3 billion in regional aviation infrastructure, with the goal of expanding the number of commercial airports in Brazil from 129 as of December 31, 2012 to 270 in ten years. As part of the incentive package, the Brazilian government announced that it intends to provide subsidies and airport fee exemptions for regional flights.

Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, subject to concessions or authorizations granted by the authority that operates the airport—which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces within airports, although INFRAERO may conduct a public bidding process if there is more than one applicant. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.

We have renewable concessions with terms varying from one to five years from INFRAERO and other granting authorities to use and operate all of our facilities at each of the major airports that we serve. Most of our concession agreements for passenger service facilities at our terminals, which include check-in counters and ticket offices, operational support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

Air Transportation Service Concessions

Under the Brazilian Constitution, the Brazilian government is responsible for air transportation and airport infrastructure, as a public service, and may provide these services directly or by way of concessions or authorizations to third parties. ANAC is the authority empowered to authorize concessions for the operation of regular air transportation services.

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil whose constitutive documents have been approved by ANAC, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo—COA), and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations relating to the concession agreement, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.

Azul Linhas’ concession was granted on November 26, 2008 by ANAC and has a term of ten years. TRIP’s concession was granted on September 3, 1998 by the Air Force Command (formerly the Ministry of Aeronautics), a predecessor to ANAC, for a term of 15 years, renewable for the same period.

Public bidding is not currently required for the grant of concessions for the operation of air transportation services. Due to the intense growth of the civil aviation sector, however, it is possible that the government may change this rule in order to encourage competition or to achieve other political purposes.

Route Rights

Domestic routes

For the granting of new routes and changes to existing ones, ANAC evaluates the current capacity of the airport infrastructure where the route would be operated. Route frequencies are granted subject to the condition that they are operated on a frequent basis.

Any airline’s route frequency rights may be terminated if the airline (i) fails to begin operation of a given route for a period exceeding 15 days, (ii) fails to maintain at least 75% of flights provided for in its Air Transportation Schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (iii) suspends operations for a period exceeding 30 days.

ANAC approval of new routes or changes to existing routes is granted through an administrative procedure and requires no changes to existing concession agreements.

The HOTRAN is the official schedule report of all routes that an airline can operate. Once routes are granted, they must be immediately reflected in the HOTRAN. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of ANAC. Brazilian laws and regulations do not permit an airline to sell, assign or transfer its routes to another airline.

International routes

Rights regarding international routes and the corresponding transit rights depend on the bilateral air transport treaties between Brazil and the foreign government. Under these treaties, each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements.

ANAC has the authority to grant Brazilian airlines approval to operate a new international route or change an existing route, subject to the airline having filed satisfactory studies to ANAC demonstrating the technical and financial viability of the routes and fulfilling certain conditions with respect to the concession for the routes. A Brazilian airline that received ANAC approval to provide international services may address a request for approval of a new or changed route to the International Relations Superintendence of ANAC (SRI—Superintendência de Relações Internacionais da ANAC). The Superintendence submits a non-binding recommendation to the president or ANAC, who may decide whether to approve the request.

An airline’s international route frequency rights may be terminated if the airline fails to maintain an Index of Frequency Utilization (Índice de Utilização de Freqüência, or IUF) of at least 66% of flights for any 180-day period, or if the airline does not initiate operations within a period of 180 days from the grant of the new route.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries, as well as a new open skies policy with the United States that is expected come into force in 2015. In March 2011, Brazil also signed an open skies agreement with Europe that is expected come into force in 2014.

Domestic Slots Policy

For certain airports that are classified as saturated by ANAC, passenger airlines are required to obtain slots from ANAC. A slot is a predetermined period of time during which the airline is allowed to takeoff or land at a specific airport. To obtain domestic slots, the airline must submit a request to ANAC with at least two months’ notice. ANAC allocates slots according to the airline’s rotation activities. Airlines may transfer slots with ANAC’s prior approval. An airline may lose its rights to its slots where service provision is below the quality determined by ANAC. In these cases, the slots are distributed to other airline companies by public tender.

Currently, there are only two Brazilian airports where slots are necessary to permit scheduled flights: Santos Dumont in Rio de Janeiro and Congonhas in São Paulo, both of which are operated by INFRAERO. These airports, which are the busiest domestic airports in Brazil, have a shortage of slots due to the lack of airport infrastructure to meet current demand. As a result, the number of new slots granted by ANAC at these airports is limited. New slots are awarded by public tender and generally only become available when they are taken from existing airlines as a result of disciplinary proceedings, or when airport capacity is increased. In the most recent distribution of slots, ANAC opened the public tender to all airlines that were qualified to bid. Airports in smaller and medium-sized markets, which are the focus of our growth strategy, do not require slots, which allows us greater flexibility in establishing our timetable when building out our route network.

Additionally, ANAC has imposed a maximum time that an aircraft may remain on the ground between landing and takeoff at certain airports. For domestic flights operating out of Guarulhos airport in São Paulo and

Galeão airport in Rio de Janeiro the maximum ground time is 40 minutes, and for Congonhas airport in São Paulo and Santos Dumont airport in Rio de Janeiro the maximum ground time is 30 minutes. With the exception of Congonhas, there are, at present, penalties imposed for overstays on the ground.

In early 2013, ANAC held a public consultation process to change its regulations regarding the redistribution of slots, with the aim of increasing competition between airlines. The new regulations, which are expected to be issued during 2013, may benefit us by enabling us to penetrate major airports where the slots are currently concentrated with a few airline companies.

In light of the upcoming Soccer Confederations Cup (2013), World Cup (2014), and Summer Olympics (2016), each to be held in Brazil, the Brazilian government has acknowledged the need to improve Brazil’s infrastructure. Improving airport infrastructure is a major focus of the Growth Acceleration Program (Programa de Aceleração do Crescimento) launched by the Brazilian government.

Import of Aircraft into Brazil

Any civil or commercial aircraft must be certified in advance by ANAC before being imported into Brazil. Once certified, the aircraft may be imported in the same way as other goods. Following import, the importer must register the aircraft with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB.

Registration of Aircraft

Brazilian aircraft must have a certificate of registration (certificado de matrícula) and a valid certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by ANAC. The certificate of registration establishes that the aircraft has Brazilian nationality and serves as proof of its enrollment with the aviation authority. The certificate of airworthiness, which is generally valid for 15 years from the date of ANAC’s initial inspection, authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. An aircraft’s registration may be cancelled if the aircraft is not in compliance with the requirements for registration and, in particular, if it has failed to comply with any applicable safety requirements specified by ANAC or the Brazilian Aeronautical Code.

All information relating to the contractual status of an aircraft, including title documents, operating leases and mortgages, must be filed with the RAB in order to update public records.

Fares

Brazilian regulations allow airlines to establish their own domestic fares without prior approval from the Brazilian government or any other authority. However, ANAC regularly monitors domestic fares. In particular, under regulations published in 2010, Brazilian airlines must report their monthly prices to ANAC by the last business day of each month.

Restrictions on the Ownership of Shares in Air Transportation Service Providers

Under the Brazilian Aeronautical Code, at least 80% of the voting stock of a company that holds a concession to provide scheduled air transportation services must be held directly or indirectly by Brazilian citizens, and the company must be managed exclusively by Brazilian citizens. The Brazilian Aeronautical Code also imposes restrictions on transfers of the shares of companies that hold concessions to provide scheduled air transportation services, including the following:

•	all voting shares must be nominative;

•	no non-voting shares may be converted into voting shares;

•

prior approval of the Brazilian aviation authorities is required for any transfer of shares (regardless of the nationality, corporate status or structure of the transferee) if the transfer relates to more than 2% of the airline’s share capital, would result in a change in control of the airline, or would cause the transferee to hold more than 10% of the airline’s share capital;

•	the airline must file a detailed shareholder chart with ANAC every six months, including a list of shareholders and a list of all share transfers effected in the preceding six months; and

•	based on its review of the airline’s shareholder chart, ANAC may require that any further transfer of shares be subject to its prior approval.

These restrictions apply not only to companies that hold concessions to provide scheduled air transportation services, but also to their direct and indirect shareholders. Our subsidiaries Azul Linhas and TRIP hold concessions to provide scheduled air transportation services. These restrictions therefore apply to Azul, and in the event of any transfers of our shares, ANAC would evaluate whether or not the transferee and its shareholders comply with these requirements.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire to dispose of waste. Brazilian environmental law also provides for “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders in order to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by Azul Linhas and TRIP.

We seek to comply with all environmental legislation and all requirements of public authorities in order to avoid liabilities and limit additional expenses.

Environmental Licenses

Under Brazilian law, the authority to grant environmental licenses for facilities or activities within a state belongs to the state authorities, unless the environmental impact would extend beyond the state border, in which case the Brazilian federal government has jurisdiction. Municipal authorities have jurisdiction over the licensing of facilities or activities that have a local impact only. Each state has the power to establish specific regulations regarding environmental licensing procedures, within the scope of general guidelines established by the Brazilian government.

All requests for renewal of an environmental license must be filed at least 120 days prior to its expiry. Provided that this deadline is complied with, the license is automatically extended until the environmental authority issues its decision.

The constructing, implementation, operation, expansion or enlargement, without a license, of any facility or activity that causes significant environmental impact, or the expansion of an activity in violation of an existing license, subjects the violator to various penalties, including the requirement to shut down the facility or activity and fines ranging from R$500 to R$10,000,000. These penalties would therefore apply if we were to carry out any potentially polluting activity without a valid license or in violation of the license terms.

We require our suppliers to comply with several Environmental Management System procedures and use technical audits to enforce compliance. We exercise caution in environmental matters, and reserve the right to reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.

Gas Emissions

We are monitoring and analyzing developments regarding amendments to the Kyoto protocol and the emissions regulations in the United States and Europe. We may be required to purchase carbon credits for the operation of our business in future. No legislation on this matter has yet been enacted in Brazil.

Waste

Brazilian law, and particularly the National Policy on Solid Waste of 2010, provides that the transportation, management and final disposal of waste matter may not cause damage to the environment or inconvenience to public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment and final disposal of waste, and states that parties who outsource waste disposal to third party providers are jointly and severally liable with the service provider.

Accordingly, all waste derived from our activity must be properly managed, stored, treated and disposed of. Specific types of waste matter, such as by-products or construction and oil, must be disposed of in accordance with specified procedures. Any improper disposal of waste matter, whether by us or by a service provider, could subject us to civil, criminal and administrative penalties and liabilities.

Environmental Liability

Brazil’s national environmental policy provides for strict civil liability for damages caused to the environment, which means that we can be held liable for any such damage irrespective of fault. It is sufficient to demonstrate a cause-effect relationship between any action or inaction and the resulting damage in order to trigger the obligation to redress environmental damage. The fact that any party causing the damage holds an environmental license is not a defense to liability.

In addition to the victim of environmental damage, Public Attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are all authorized by law to take legal action in cases of environmental pollution. The national environmental policy provides an extensive list of parties who can be held liable for environmental damages and establishes joint liability among all the parties involved in polluting activity. Accordingly, the victim or any of the other parties entitled to sue may choose to seek damages against any single responsible party (which may simply be the party with the strongest financial position), and the defendant is entitled to seek recourse against all other parties involved in polluting activity.

According to prevailing legal opinion in Brazil, there is no maximum time limit for claims seeking compensation for environmental damages.

Criminal liability for environmental matters in Brazil extends to corporations as well as individuals. If a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents or proxies may also be subject to criminal penalties. The settlement of a civil or administrative lawsuit does not prevent criminal prosecution on the same facts. Environmental crimes, which are prosecuted as violations under administrative law, are punishable by fines of between R$50 and R$50,000,000, as well as imprisonment and other penalties for individuals. Since the aim of Brazil’s criminal environmental law is the prevention and restoration of environmental pollution, the fine may be replaced by an undertaking by the violator to take specific steps to redress the environmental damage, if approved by the appropriate environmental authority.

Pending Legislation

The Brazilian Congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code. This draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and an increase in the limit on foreign ownership in voting stock of Brazilian airlines from 20% to 49%.

The draft bill is still under discussion in the Brazilian House of Representatives and, if approved, must be submitted for approval to the Senate before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or if ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected. Since these discussions have been ongoing since 2009, there is a significant possibility that the Brazilian Aeronautical Code could be amended in 2013 or 2014.

Aircraft Repossession

On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. Although it has been ratified, the Cape Town Convention will only come into force in Brazil after it has been implemented by means of a Presidential Decree and an ANAC Resolution.

The Cape Town Convention is intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, as well as various legal remedies for default in financing agreements, including repossession and provisions regarding how the insolvency laws of the signatory states will apply to registered aircraft and engines. The Convention provides specific remedies such as the International Deregistration Power of Attorney, which allows recovery of the aircraft in case of default and insolvency. The RAB has been appointed as the responsible authority regarding the international registry in Brazil.

Government Insurance

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law No. 10,744 of 2003, authorizing the government to assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad. This statutory coverage is limited to an amount of U.S.$1 billion. However, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension.

We maintain all other mandatory insurance coverage for each of our aircraft and additional insurance coverage as required by lessors. See “Business—Insurance.”

INDUSTRY

Overview

There are two main categories of airlines that operate in the Brazilian domestic and international market: (i) traditional legacy network carriers, which include LATAM Airlines, Copa Airlines, Avianca-Taca and several international carriers, and (ii) low-cost carriers, primarily Azul and Gol.

The legacy carriers offer scheduled flights to major domestic and international routes (directly and through their associations with international airline alliances), operating mostly at the largest airports in Brazil and other smaller regional hubs. Low-cost carriers generally offer a more basic service to travelers and have lower cost structures than traditional legacy carriers. The lower cost structure of low-cost airlines permits them to offer flights to and from many of the same markets as the major legacy airlines but at lower prices. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same regions as the principal airports serving major population centers. Many low-cost carriers provide only a single class of service, avoiding the significant incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with only one or two aircraft families, at most, to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs.

Brazil remains one of the fastest growing and attractive emerging economies in the world. Marked improvements in Brazil’s economic prosperity have led to growth in the Brazilian middle class. According to IBGE, between 2005 and 2010 nearly 40 million Brazilians entered the middle class and an additional 16 million entered the upper income classes. From 2007 to 2011, Brazilian nominal GDP/capita in U.S. dollar terms increased from approximately $7,200 to approximately $12,500, and is projected to reach approximately $18,000 by 2020 according to Global Insight. Brazil was named the sixth largest economy in the world in 2012 by CBER. The growth in the Brazilian economy has, we believe, driven higher demand for air transport, both for leisure and business travel.

In Brazil, air transportation has historically been affordable for the country’s higher income segment only, resulting in a comparatively low level of air travel. We believe that the low-cost, low-fare business model has the potential to increase the use of air transportation in Brazil significantly as it offers a viable, convenient and affordable alternative to other modes of transport, principally bus and car. Air travel per capita still remains relatively low in Brazil despite significant growth in the aviation market. Brazil, which is geographically similar in size to the continental United States, had the second fastest-growing domestic aviation market in the world in 2012 and is expected to be the third largest market for domestic passengers in 2016 according to IATA. According to ANAC, there were 92.2 million domestic enplanements and 9.1 million international enplanements on Brazilian carriers in Brazil in 2012, for a total population of approximately 197 million, according to the World Bank. In contrast, according to the U.S. Department of Transportation, the United States had 654 million domestic enplanements and 83 million international enplanements in 2011, out of a total population of approximately 314 million, based on the most recent U.S. Census.

The number of domestic emplanements in Brazil has grown from 28 million in 2000 to over 92 million in 2012 representing a CAGR of 10.4%. From 2000 to 2012, the CAGR in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 10.8%, versus a CAGR in available domestic capacity, in terms of ASKs, of 8.8%. Domestic industry load factors, calculated as revenue passenger kilometers divided by ASKs, have averaged 65.4% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	At December 31,
	2012	2011	2010	2009(1)	2008
	(in millions, except percentages)
Available seat kilometers	119,237	116,080	102,060	86,471	72,841
Available seat kilometers—growth	2.7%	13.7%	18.0%	18.7%	12.8%
Revenue passenger kilometers	86,894	81,452	70,362	56,864	47,838
Revenue passenger kilometers—growth	6.8%	15.8%	23.7%	18.9%	7.4%
Load factor	73.0%	70.2%	68.9%	65.8%	65.5%

Source:    ANAC, Advanced Comparative Data (Dados Comparativos Avançados).

(1)	In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the ICAO’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

As a result of expected increased passenger volumes and demand related to the Soccer Confederations Cup (2013), World Cup (2014) and the Summer Olympics (2016) in Brazil, Brazilian airport infrastructure will require substantial improvements. In recognition of significant opportunities to improve the quality of this infrastructure, the Brazilian government is carrying out a comprehensive plan of airport privatizations. In August 2011 the Brazilian government privatized the new Natal airport, which will be constructed and operated by a private consortium. In February 2012 the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by three separate consortia for periods of 20 to 30 years, and other airports are expected to be privatized in the near future. See “Regulation—Regulation of the Brazilian Civil Aviation Market—Airport Infrastructure.”

Long-distance travel alternatives in Brazil are limited given that there is no interstate rail system and road infrastructure is poor. Interstate bus service is the only viable alternative to air travel. According to the Global Competitiveness Report (2010-2011) Brazil ranks 84th out of 139 countries in terms of “Infrastructure Quality,” making travel, by any means, challenging and time consuming, particularly for long distances. We believe that compared with other markets, long-distance bus travel is more expensive, significantly more inconvenient given poor infrastructure quality, and less safe. We also believe that Brazil’s relatively high prices automobiles, automotive fuel and tolls, and automobiles make driving a less cost-efficient mode of transport than in other markets. According to our estimates, a trip by bus from Campinas to Salvador would take 15 times as long (30 hours) and cost approximately 15% more than a one-way air ticket purchased two weeks in advance for the same route. Despite the significant growth in air travel in Brazil over the last decade, we believe that there is still significant upside potential for bus passengers to switch to low-fare air transport.

Market Environment

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, service reliability, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are Gol and LATAM, which are a full-service scheduled carriers offering flights on domestic and international routes. Since 2011, the airline industry in Brazil has witnessed significant consolidation. In 2012, Lan Airlines S.A. completed the acquisition of TAM to form LATAM. In 2011, Gol acquired Webjet, and in 2012 we acquired TRIP, consolidating the low-cost segment and capitalizing on synergies from the combination. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

Air travel in Brazil has been historically concentrated in a limited number of large markets. According to ANAC, the ten busiest routes accounted for over 22% of all domestic air passengers in 2011, while the ten busiest airports accounted for 68.3% and 72.6% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2009 and 2010, respectively. Given this concentration of demand for air travel, most Brazilian airlines have focused on serving particular high traffic markets and, we believe, have deliberately reduced network coverage of less busy route pairs and markets. This reduction in service and focus on principal markets has created an opportunity to provide convenient air transport connectivity to underserved markets in Brazil. Furthermore, we believe that these markets, generally located in less densely-populated areas of the country, cannot be profitably served by larger gauge Boeing 737 and Airbus A320 family aircraft, which make up the principal fleets of our largest competitors, but are better served by smaller, lower trip cost Embraer E-Jets and ATR aircraft that we operate.

As the growth in the Brazilian airline sector evolves, we may face increased competition from our primary competitors and charter airlines as well as new entrants into the market who reduce their fares to attract new passengers in some of our markets.

The table below shows the departure share of the main airlines in Brazil for each of the periods indicated:

	At December 31,
Departure Share	2012	2011	2010	2009	2008
Azul(1)	29.2%	9.5%	5.7%	3.6%	—
GOL(2)	34.9%	30.9%	34.1%	39.5%	35.4%
TAM	27.9%	28.8%	33.0%	38.7%	40.6%

Source:    Seabury

(1)	TRIP’s results were consolidated into our financial statements commencing November 30, 2012.
(2)	On October 3, 2011, Gol acquired Webjet. The results were consolidated into Gol’s financial statements commencing October 3, 2011.

The table below shows the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

	At December 31,
Domestic Market Share(1)— Scheduled Airlines	2012	2011	2010	2009	2008
GOL(2)	38.7%	42.9%	37.1%	41.9%	42.4%
TAM	40.8%	41.0%	44.1%	45.4%	50.4%
Azul(3)	14.5%	9.6%	7.6%	3.8%	0.0%
Others	6.0%	9.0%	6.3%	4.4%	3.6%

Source:    Advanced Comparative Data (Dados Comparativos Avançados)

(1)

In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies ICAO’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.
(2)	On October 3, 2011, Gol acquired Webjet, the results were consolidated into Gol’s financial statements commencing October 3, 2011.
(3)	TRIP’s results were consolidated into our financial statements commencing November 30, 2012.

The table below shows the number of destinations served on domestic routes of the main airlines in Brazil for each of the periods indicated:

	At December 31,
Number of Domestic Destinations Served	2012	2011	2010	2009	2008
Azul(1)	100	42	27	15	—
GOL(2)	52	52	51	51	55
TAM	43	45	45	42	49

Source:    Seabury

(1)	TRIP’s results were consolidated into our financial statements commencing November 30, 2012.
(2)	On October 3, 2011, Gol acquired Webjet. The results were consolidated into Gol’s financial statements commencing October 3, 2011.

In 2011, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies. Given the absence of interstate passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model has given us flexibility to set our fares to stimulate demand for air travel for passengers who, in the past, have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to, or in some routes more economical than, bus fares for the same destinations, provided direct competition for interstate bus companies on these routes.

BUSINESS

Overview

We have been the fastest growing airline in Brazil since we commenced operations in December 2008 and currently have the largest airline network in the country, with service to 100 destinations, 236 routes and 891 departures per day. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets throughout Brazil, with the result that we are the sole airline on 71.6% of our routes. By December 2012, we had a 29.2% share of the Brazilian aviation market in terms of departures, only four years after we commenced operations. In 2012 we generated revenues of R$2.7 billion (U.S.$1.3 billion), or R$4.1 billion (U.S.$2.0 billion) on a pro forma basis including TRIP. We acquired TRIP in 2012 and have consolidated its results of operations into our financial statements since November 30, 2012.

We were founded by entrepreneur David Neeleman in 2008 and are the latest of his four successful airline ventures in three different countries, including JetBlue Airways. Backed by Mr. Neeleman and other key shareholders such as Weston Presidio, TPG Growth, Gávea Investimentos, Grupo Bozano, and Grupo Águia Branca, we are highly capitalized and have invested in a robust and scalable business model. We have a world-class management team that combines local knowledge with experience in best practices from the United States, the world’s largest and most competitive aviation market.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between Azul and TRIP has allowed us to integrate all our operations rapidly and start yielding significant synergy gains. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 70 cities and consolidate our position as a leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area, and gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo.

We have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe this model has enabled us to stimulate significant new demand to become the market leader in the majority of the markets we serve.

Our fleet of 118 aircraft in service, composed of 69 modern Embraer E-Jets, which seat up to 118 customers, and 49 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who fly larger aircraft. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. In addition, our aircraft enable us to serve smaller markets profitably and connect them to our extensive network. With an average age of four years, our fleet is the youngest in Brazil.

We believe we have built a strong brand by offering a high-quality travel experience, based on a culture of superior customer service provided by our highly-motivated crewmembers and cultivated through the past successes of our founder David Neeleman. Among other awards, we were named “Best Low Cost Carrier In The World” in 2012 by CAPA, an independent aviation market intelligence provider, and “Best Low Cost Carrier In Latin America” in both 2012 and 2011 by Skytrax, an aviation research organization. Our service offering features individual entertainment screens incorporating free LiveTV at every seat on virtually all of our jets, extensive legroom, two-by-two seating with no middle seats, complimentary beverage and snack services, and free bus service to key airports (including between the city of São Paulo and Campinas airport).

As of December 31, 2012, we were the market leader by frequency on 82.4% of our routes, as the only airline operating on 71.6% of our routes and the most frequent carrier on an additional 10.8%, according to IATA. This extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly lower number of destinations. We believe that this leading network position has enabled us to achieve significantly higher PRASK than other domestic carriers in the four-year period ended to December 31 2012. In 2012, we achieved an average load factor of 79% and generated a 55% PRASK premium relative to Gol.

Our low cost structure gives us the lowest trip costs in Brazil. For example, as of December 31, 2012 our end of period FTEs per operating aircraft was the lowest in Brazil, at 76 compared to 174 for LATAM and 141 for Gol, according to their latest public disclosures. Our leading revenue performance driven by superior load factors, combined with our efficient operations and competitive cost structure, enabled us to achieve an Adjusted EBITDAR margin of 13.3% and pro forma Adjusted EBITDAR margin of 11.3% in 2012, better than any other Brazilian airline, maximizing the return on our assets. For a description of how we calculate Adjusted EBITDAR, see “—Summary Financial and Operating Data” below.

We run an innovative loyalty program known as Tudo Azul, which was launched in 2009 and posted a 44% CAGR in the number of members from January 1, 2010 through December 31, 2012, adding more than 500,000 members in 2012 alone, to achieve a total of more than 2,000,000 members today. We have major plans to expand the scope of Tudo Azul through commercial partnerships with companies from other industries where we believe our brand provides a competitive advantage, such as Azul-branded credit cards. Our current Tudo Azul partners include Banco Itaú, Banco Santander, American Express and Walmart, among numerous others. As Tudo Azul expands, we may consider managing it as a separate business unit.

Our hub-and-spoke network is an integral part of our model of stimulating demand since it allows us to consolidate traffic by serving larger and medium-sized markets (including every state capital in Brazil) as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe our main competitors, with their larger aircraft, are unable to generate sufficient demand to serve most of our markets profitably.

Our main hubs are strategically located in Campinas and Belo Horizonte, two of the largest metropolitan areas in the country. Campinas is located approximately 90 kilometers (56 miles) from the city of São Paulo and has a catchment area of approximately seven million people in a 100km radius, according to IBGE. We are the leading airline at Campinas, with a 92% share of the airport’s 171 daily departures as of December 31, 2012. As a result of heightened demand driven by our entry into Campinas, Campinas airport now serves 44 destinations, the most non-stop domestic flights of any Brazilian airport. Other key strategic destinations in our network include the cities of São Paulo (Guarulhos airport), Rio de Janeiro (Santos Dumont and Galeão airports), Salvador and Manaus.

Brazil, which is geographically similar in size to the continental United States, had the second fastest-growing domestic aviation market in the world in 2012 and is expected to be the third largest market for domestic passengers in 2016 according to IATA. We believe Brazil continues to show significant growth potential as air travel is still significantly underpenetrated, with 0.5 average flight segments flown per person per year, compared to 2.1 in mature markets such as the United States or Canada in 2012.

The core of our strategy is to drive greater profitability by growing our network, adding new destinations, further interconnecting our current destinations, and increasing frequency in existing markets. We believe this continued roll-out will stimulate further demand, reducing CASK and increasing margins through the economies of scale created by optimizing our resources and staff. We also intend to continue growing our ancillary revenue streams, such as cargo operations and travel packages, by leveraging our existing products and expanding our offerings.

Our History and Organizational Structure

Our company was founded on January 3, 2008 and we began operations on December 15, 2008. We began operations as one of the most highly-capitalized airline start-ups in history, having raised R$400 million

(U.S.235 million) in 2008 in capital from our shareholders, including David Neeleman, our controlling shareholder, the Chairman of our board of directors and our Chief Executive Officer. Our start-up capital enabled us to invest up-front in our scalable operating platform and our efficient young fleet, and rapidly achieve positive Adjusted EBITDAR. For a reconciliation of Adjusted EBITDAR to net income, see “Summary Financial and Operating Data.”

After launching in December 2008 with operations in Campinas and two other airports, we became Brazil’s third largest airline in terms of domestic market share in May 2009, after less than six months of operations. As of December 31, 2012, we had the largest airline network in Brazil serving 100 destinations, 236 routes and 891 departures per day. Our aircraft fleet has grown from three Embraer E-Jets in December 2008 to a total of 69 Embraer E-Jets and 49 ATR 72 aircraft by December 2012. We were selected in 2010 by Ad Age, a leading marketing news source, as one of the 50 hottest brands in the world. In 2011, we were recognized by Fast Company, a business magazine, as one of the 50 most innovative companies in the world and the most innovative company in Brazil.

We operate through three principal subsidiaries: (i) Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas, our original operating subsidiary through which we run part of our flight operations, (ii) TRIP, an operating subsidiary acquired in 2012, that has been consolidated in our financial statements since November 30, 2012, and (iii) Canela Investments LLC, or Canela Investments, a limited liability company incorporated in Delaware, which is the parent company to our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments has nine wholly-owned subsidiaries, all of which are incorporated in Delaware, through which we own part of our fleet. We expect to fully integrate the operations of Azul Linhas and TRIP by June 2013 in order to reduce the cost of having two separate operating companies with the same corporate purpose.

We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is ultimately owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one of our aircraft and leases it to Azul Linhas. Aircraft that we purchase through financing in reais are held directly by Azul Linhas. Aircraft that we lease from third parties under operating leases are formally owned by our relevant counterparty and leased to Azul Linhas. As of December 31, 2012, our total contractual fleet consisted of: (i) 20 aircraft owned by subsidiaries of Canela Investments, (ii) 12 aircraft owned directly by Azul Linhas, (iii) 24 aircraft owned by TRIP and (iv) 71 aircraft leased from third parties.

The following organizational chart sets out, in summary form, our material subsidiaries as of the date of this prospectus:

Products and Services

Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenues. In addition, we generate revenues through our cargo transportation operations and our travel and tourism operations.

Scheduled Air Transportation

We target business travelers by offering convenient and frequent service to numerous destinations, 70% of which we served exclusively as of December 31, 2012. We also attract leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenues and other revenues.

Passenger Ticket Revenues

Based on our internal surveys, business travelers make up the largest component of our ticket revenues and customers, accounting for approximately 60% of our total customer base in 2012. Although business travel can be cyclical depending on the general state of the economy, it tends to be less seasonal than leisure travel, which peaks during vacation season and around certain holidays in Brazil. Leisure travelers, who we believe accounted for approximately 40% of our customer base in 2012, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules. Ticket revenues from our customers were R$2,454.7 million in 2012, R$1,558.3 million in 2011 and R$786.7 million in 2010, representing 90.3%, 90.5% and 90.3% of our total operating revenues, respectively.

Other Revenues

In addition to generating ticket revenues, we generate non-ticket revenues including passenger related fees, cargo transportation, and travel and tourism operations. Other revenues were R$262.7 million in 2012, R$163.0 million in 2011 and R$84.4 million in 2010, representing 9.7%, 9.5% and 9.7% of our total operating revenues, respectively.

We generate other revenues by selling travel insurance and charging fees for certain services, such as cancellation fees, change fees, no-show fees and call center booking fees. We accomodate extra baggage at an additional cost, depending on the weight of the baggage. We also offer upgrades to those customers who wish to sit in our premium Espaço Azul seats that feature additional legroom.

We leverage our extensive route network and our strategic location at Campinas airport, the second largest cargo airport in Brazil, by offering cargo services. Our frequent point-to-point service, high reliability and on-time performance provide a high value proposition for our cargo services. Our strategy of using spare capacity in our aircraft to carry express cargo and smaller packages further increases our efficiency. We offer cargo transportation services to over 3,416 locations, and as of December 31, 2012, we had an 84% share of the Campinas domestic cargo market. We have 131 representatives across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any casualties occur during the ground transportation.

Through our travel and tourism operations, Azul Viagens, we offer travel services, which combine airfare, ground transportation and lodging options. As of December 31, 2012, the travel packages we offer are either pre-built or flexible and customized and can be purchased through our web site, or at one of the 137 travel agencies that offer our travel products or at one of our eight stores.

Route Network

As of December 31, 2012, we served 100 airports in Brazil, including substantially all state capitals, and offered a total of 6,290 itineraries to our customers, the largest number of itineraries offered by a Brazilian airline. Our hub is the Viracopos airport in Campinas, located in the state of São Paulo, approximately 90 kilometers from the city of São Paulo (the largest city in Brazil). From Campinas, we provided non-stop service to 43 Brazilian cities accounting for 92% of the departures from Campinas airport, as of December 31, 2012.

The table below shows our top ten cities by average number of departures per day as of December 31, 2012 and the estimated population within 100 kilometers as of December 31, 2012

	As of December 31, 2012
Route	Average Number of Departures per Day	Estimated Population
Campinas	157	6,793,996
Belo Horizonte (Confins)	72	4,618,898
Rio de Janeiro (Santos Dumont)	42	6,103,048
Curitiba	34	3,678,703
Belo Horizonte (Pampulha)	30	4,618,898
Cuiabá	28	921,848
Salvador	27	4,456,232
Recife	25	5,243,852
São Paulo (Guarulhos)	22	11,504,608
Porto Alegre	22	4,773,546

Our focus on providing a large route network with convenient service has enabled us to become the market leader in 82.4% of our routes as of December 31, 2012, being the only operating airline in 71.6% of our routes, and most frequent carrier in an additional 10.8% of our routes, according to IATA.

We believe that our fleet of smaller aircraft that offers lower trip costs and better match capacity to demand provides us with a competitive advantage by allowing frequent non-stop service to a broad portfolio of destinations and, as a result, greater convenience to customers. We believe we are effective in adjusting our capacity to meet demand by timing aircraft deliveries and maintenance schedules to ensure capacity is closely matched with demand. We intend to continue to grow sustainably and profitably by further adding new destinations, interconnecting the cities that we already serve and increasing frequency in existing markets.

The map below shows the destinations and routes we currently serve.

Customer Service

We believe that a high quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong Azul company culture focused on customer service that provides a high-quality, differentiated travel experience.

Crewmembers

Our crewmembers are specifically trained to implement our values in their interactions with our customers, particularly through being service-oriented and taking individual initiatives, all focused on providing customers with a differentiated travel experience. We strive to instill our “customer comes first” and “can do” approach in all our crewmembers, which is reflective of how we manage our business. We were recognized as one of the best companies to work for in Brazil by Exame/Você S/A, a Brazilian business magazine. See “—Employees.”

Product Features

We are highly detail-oriented, as evidenced by our product offerings, which include the following features:

•	the youngest fleet in Brazil;

•	video entertainment screens at every seat and free Live TV on most of our jets;

•	extensive legroom with two-by-two seating and no middle seat;

•	complimentary, personalized snack and beverage service; and

•	free bus service to key airports.

We maintain a bus shuttle service that links four cities within the state of São Paulo with Campinas airport, and also links Blumenau in the state of Santa Catarina with the Navegantes airport. We have over 120 departures per day across eight different bus lines, transporting over 77,500 customers monthly and featuring pre-boarding check-in services at most departure points. Our shuttle service is complementary, and we believe that the associated cost is justified by increased customer satisfaction, targeted customer base and demand for our services.

On-Time Performance and Baggage Handling

We have posted one of the best on-time performance records among Brazil’s largest carriers for the last four years, at 90.7% for 2012, 90.2% for 2011, 93.2% for 2010 and 91.9% for 2009, according to INFRAERO. We were recognized as the airline with best on-time performance in Latin America by FlightStats in 2012. In addition, our completion rate has been consistently high, totaling 99.2% in 2012, 99.3% in 2011 and 99.7% in 2010. We are also an industry leader in baggage handling, with 1.56 mishandled bags per 1,000 passengers in 2011 and 1.79 in 2012, compared with a U.S. industry average of 3.35 in 2011 and 3.09 in 2012, as reported by the U.S. Department of Transportation. Our commitment to operating an on-time airline with a superior customer experience has resulted in us having the lowest level of complaints per 10,000 passengers of any airline in Brazil in 2009, 2010 and 2011, according to ANAC.

The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2012(1)	2011	2010
On-Time Performance(2)	90.7%	90.2%	93.2%
Completion Rate(3)	99.2%	99.3%	99.7%

Source:    Azul

(1)	Including information from TRIP from December 1, 2012.
(2)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 30 minutes).
(3)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

As a result of our strong focus on customer service, approximately 77% of our customers would recommend or strongly recommend Azul to a friend or relative, as evidenced by our internal customer satisfaction surveys.

Revenue Management

Revenue management, which comprises both pricing and yield management, consists of an integrated set of business procedures that allows us to understand and respond quickly to market fluctuations and anticipate customer behavior. Both pricing and yield management are closely linked to our route planning, and as our sales and distribution methods. The fares and the number of seats we offer at each fare result from our proactive yield management based on a continuous process of analysis and forecasting. Past booking history, load factors, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are also included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to design a strategy to achieve the maximum revenue by balancing the average fare charged against the corresponding effect on our load factors. This pricing and yield management strategy seeks to ensure that we continue to attract and retain high yield business traffic including last minute seat availability for late booking business travelers, which is integral to our revenue management. Our yield management system was developed internally and is proprietary.

Utilizing the appropriate aircraft for a specific market enables us to better match capacity to demand. As a result, we believe we are able to enter new markets, cater to underserved destinations with high growth potential and provide greater flight frequency than our competitors. With this model, we optimize revenue through dynamic fare segmentation, targeting both business travelers, who appreciate the convenience of our frequent non-stop service, and cost conscious leisure travelers, many of whom are first-time flyers, and for whom we offer low fares to stimulate air travel and encourage advance purchases.

Our model of fare segmentation, combined with our practices in pricing and yield management, contributed to our leading PRASK of 21.35 cents of a real, compared to a PRASK of 13.81 cents of a real for our main domestic competitor as of December 31, 2012. This PRASK premium is derived not only from higher load factors, but also by extracting higher yields than our main competitor. Our industry-leading PRASK is a direct result of our revenue management strategies working in connection with our route planning, sales and distribution, and marketing strategies.

Marketing

We strive to achieve the highest marketing impact at the lowest cost, and have been successful in building a strong brand by focusing on innovative marketing and advertising techniques rather than traditional marketing tools, such as print ads. Our marketing and advertising techniques focus on social networking tools (Facebook, Twitter, YouTube and viajamos.com.br, a website focused on traveling) and generating word-of-mouth recognition, including through our Tudo Azul loyalty program and our visibly branded complimentary bus service to key airports we serve. In addition, we increase our visibility and brand recognition by offering our customers onboard magazines and snacks branded with our logo. We also engage in marketing by maintaining planes in our livery and painted with recognizable symbols, like the Brazilian flag, and symbols supporting important social causes, like breast cancer awareness, and place logos of key partners on our planes to generate additional revenue, such as Sky TV, Coca Cola, and Nestlé. Furthermore, we engage in guerilla marketing campaigns to enhance our brand recognition and provide promotions directed at our customers.

In recognition of our innovative branding techniques, we were selected in 2010 by Ad Age, a leading marketing news source, as one of the 50 hottest brands in the world. In 2011, we were recognized by Fast Company, a business magazine, as one of the 50 most innovative companies in the world and the most innovative in Brazil.

Tudo Azul Loyalty Program

Our loyalty program, Tudo Azul, enhances customer loyalty and brand recognition. Launched in 2009, Tudo Azul had more than 2,000,000 members as of December 31, 2012, and achieved additional growth of approximately 500,000 members in 2012.

While other frequent flyer programs usually give more points or miles to customers who do not necessarily fly more or pay more, Tudo Azul’s innovative model, based on the fare paid, rewards the more valuable revenue-generating customers.

Using an innovative model that rewards the fare paid rather than distance flown, Tudo Azul aims to generate revenue. All customers who register with the program are awarded a R$20 welcome bonus upon registration through our website or call center. Once registered, the customer earns 5% of the fare of each ticket flown as credits in their Tudo Azul account. Each R$50 credit is converted into a voucher in the same amount that may be used towards future flights. The Tudo Azul program also allows customers to earn credit for tickets purchased entirely or partially with vouchers. The Tudo Azul program has no seat restrictions black-out period, and vouchers are transferable to other travelers and valid for a period of 12 months. Frequent flyers achieve “Safira” (Sapphire) status once they accumulate 100 Azul flights between January 1 and any date within the same calendar year. The Safira status provides the following benefits: a 10% credit towards the fare of each ticket flown, check-in privileges at some airports, priority boarding, higher baggage allowances in terms of weight, and dedicated telephone and e-mail services.

Tudo Azul members generally redeem vouchers in partial payment for flights and pay the fare difference, thereby generating revenues for us even when customers use vouchers. Tudo Azul members pay average fares that are 44% higher than non-members, while Tudo Azul Safira members pay average fares that are 18% higher than Tudo Azul members and 69% higher than non-Tudo Azul customers. This is a result of the fact that many of our business travelers, who frequently purchase last minute tickets, often use their Tudo Azul vouchers. In addition, based on the average number of segments flown by a member before and after entering Safira level, Safira members increase their travel frequency by 102% after the upgrade.

We plan to expand our Tudo Azul loyalty program and, in partnership with companies from other industries, enter into new markets where we believe our strong brand provides a competitive advantage, such as Azul-branded credit cards. Our current Tudo Azul partners include Itaú, Santander, Banco do Brasil, American Express, and Walmart, among others.

Sales and Distribution

We currently sell our products through four primary distribution channels: (i) our website, (ii) our call center, (iii) 103 stores (including airport counters) and (iv) third parties such as travel agents, including through their websites. Direct internet bookings by our customers represent our lowest cost distribution channel. In 2012, approximately 92% of all sales were generated by online channels, which create significant cost savings for us. We intend to continue to work on increasing sales through online channels, in particular sales through our website. Sales through travel agencies are less cost-efficient than online booking as they involve higher distribution costs. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain sales targets rather than upfront commissions. We maintain a high-quality call center staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our call center to offset its operating costs.

Fleet

We operate Embraer E-Jets and ATR turboprop aircraft, the same types of aircraft operated by TRIP, which we believe provide significant operational and cost advantages compared to the larger aircraft operated by most of our competitors, such as the Boeing 737 series and Airbus A-320 series aircraft, operated by Gol and TAM respectively. By operating a fleet of smaller aircraft, we benefit from lower trip costs and are able to match capacity to demand on routes where larger aircraft would be less profitable. We believe we are therefore able to achieve a higher load factor and provide greater convenience through flight frequency at our destinations, which we believe provides competitive superiority on our routes and further stimulates demand.

We are the first and the only airline in Brazil to operate Embraer E-Jets. We believe that our successful launch of the Embraer E-Jets in the Brazilian market was due in part to the significant experience of most of our senior management team, who were trained in operating and maintaining E-Jet aircraft in the United States. We believe this experience provides us with a significant advantage over any competitor that may seek to reproduce our model.

At December 31, 2012, we had an operating fleet of 118 aircraft in service. Excluding TRIP, we had an operating fleet of 59 aircraft. The following table sets forth the composition of our fleet for the periods indicated:

	At December 31,
Operating Fleet	Number of Seats	2012	2011
E-190	106	22	10
E-195	118	39	28
E-175	86	8	—
ATR 72	60-70	36	10
ATR 42	46-48	13	—

Total		118	48

End of Period FTEs per operating aircraft	—	76	88

We began operations in December 2008 with five Embraer E-Jets. As of December 31, 2012, we had an operating fleet of 118 aircraft in service composed of 69 Embraer E-Jets and 49 ATR turboprop aircraft. We currently have 26 Embraer E-195s and 25 ATR 72-600 on order, which are expected to be delivered between 2013 and 2016. We also have options to purchase up to 20 additional E-Jets and 10 additional ATR aircraft by 2016. Our aircraft fleet is young, with an average age of four years as of December 31, 2012 compared with an average of seven years for the other Brazilian airlines, according to their publicly-filed annual financial reports for the year ended December 31, 2011. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. As a result of our fleet standardization goal, we are in the process of phasing out nine E-175s during the first half of 2013.

We have a strong and close partnership with Embraer, a leading manufacturer of 70-to 120-seat jets headquartered in São José dos Campos, approximately 100 km from our headquarters in Barueri, São Paulo. The Embraer E-Jets are based on a common aircraft type with the same cabin cross-section and share virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. Embraer E-Jets have a two-by-two cabin layout with no middle seats, and our aircraft are configured to offer either 31 or 34 inches of legroom, which is up to five inches more legroom than the low-cost carrier standard of 29 inches. Our over-wing exit seats (four per aircraft) offer a spacious 39 inches of legroom. Embraer E-Jets are fuel efficient, with fuel consumption in particular averaging approximately 20% less than a Boeing 737 series, and offer significantly lower trip costs than larger narrow-body aircraft. Embraer E-Jets feature state-of the-art fly-by-wire technology, which increases operating safety while reducing pilot workload and fuel consumption. These aircraft have a “double-bubble” fuselage design, providing superior cabin and cargo space, and feature two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. In addition, our decision to purchase Brazilian-made Embraer aircraft has enabled us to access competitive local aircraft financing in reais at rates below Brazil’s CDI overnight deposit rate from BNDES, Brazil’s national development bank.

ATR, a European joint venture of EADS and Alenia Aermacchi, is the world’s largest manufacturer of 40-to70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption in particular averaging 30% less than a comparably-sized jet. The ATR 42 and ATR 72 share the same fuselage cross-section, use the same basic systems, and are outfitted with a common cockpit that allows cross-crew qualification. Based on the same platform as the ATR 42 and ATR 72, the ATR 72-600 is the newest member of the ATR family known for high efficiency, dispatch reliability and low fuel burn and features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller cities where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our existing network.

Operating only two aircraft types keeps our training, maintenance, spare parts inventory and other operational costs low. Our flight attendants are interchangeable across both of our aircraft types.

The following table shows the historical and expected growth of our fleet from December 31, 2010 through December 31, 2016:

	At December 31,
	2010	2011	2012	2013(1)	2014(1)	2015(1)	2016(1)
Embraer E-Jets	26	38	69	72	78	83	88
ATRs	1	11	49	55	63	69	72

Total operating fleet	27	49	118	127	141	152	160

(1)	Projections assuming full completion of firm orders.

Although we operated 118 aircraft as of December 31, 2012, our total contractual fleet consisted of 127 aircraft as of the same date. Of the 127 aircraft, 56 were owned or held under finance leases and 71 were financed under 12-year operating leases. Our finance leased aircraft were financed through credit facilities with different creditors, of which 42.7% was denominated in reais and 57.3% was denominated in U.S. dollars as of December 31, 2012.

Fuel

Fuel costs are our largest operating expense. We believe that our fleet of smaller, fuel-efficient aircraft represents a significant cost advantage in our markets. Fuel accounted for 39.6%, 40.4%, and 37.0% of our total operating costs in 2012, 2011, and 2010, respectively.

Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from Petrobras Distribuidora, a subsidiary of Petrobras, with whom we have an agreement to exclusively purchase all of our jet fuel needs in certain locations set forth in the agreement. Additionally, we have the obligation to exclusively purchase jet fuel from Petrobras Distribuidora in the event Petrobras Distribuidora installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. The agreement also allows us to purchase jet fuel for a fixed price, thereby mitigating risks relating to variations of the price of oil per barrel and exchange rate fluctuations. This agreement is in effect until December 7, 2015.

International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through 2012. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We on the other hand have developed an innovative hedging product with Petrobras Distribuidora. This hedging product enables us to lock in the cost of the jet fuel we will consume in the future, and protect ourselves against any exchange rate risk. In addition, our hedging contract with BR Distribuidora offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well. The hedging product does not require collateral deposits or margin calls, therefore creating no cash flow issues for us.

Moreover, building on our operations team’s significant experience with the E-Jet aircraft, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel efficiency.

The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2012	2011	2010
Liters consumed (in thousands)	469,458	337,437	205,541
Total cost (R$ in thousands)	1,073,261	684,442	341,006
Average price per liter (R$)	2.29	2.03	1.66
Percent increase in price per liter	12.69%	22.26%	5.93%
Percent of operating expenses	39.6%	40.4%	37.0%

Airports and Other Facilities and Properties

Airports

Most of Brazil’s commercial airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints. In light of this and the upcoming Soccer Confederations Cup (2013), World Cup (2014), and Summer Olympics (2016), each to be held in Brazil, the Brazilian government has acknowledged the need to improve Brazil’s infrastructure. In addition, the Brazilian government announced an incentive package for the regional aviation industry in December 2012, which includes investments of up to R$7.3 billion in regional aviation infrastructure, expanding the number of commercial airports from 129 at December 31, 2012 to 270 in the next ten years. As part of the incentive package, the Brazilian government has announced that it intends to provide subsidies and airport fee exemptions for regional flights and we believe we will benefit from these investments.

In April 2012, the Brazilian government privatized Campinas airport, Guarulhos airport in São Paulo and Brasília airport, all of which are currently receiving significant capital investments. Following the privatization of Campinas airport in February 2012, a series of new investments for Campinas has been announced, including a new runway by 2017, according to Aeroportos Brasil, a private consortium that won the bid to operate Campinas airport. In the shorter term, a R$1.4 billion investment program has been announced to provide, in time for the World Cup in 2014, a new passenger terminal for up to 14 million passengers per year, a new apron for 35 aircraft and 4,500 additional car parking spaces. Total investments at Campinas over the next 30 years are expected to amount to more than R$8.9 billion and according to INFRAERO, Campinas airport is expected to reach 60 million passengers per year by 2030, as a result of these forthcoming investments. We believe this exemplifies Campinas’ status as a major airport for the city of São Paulo due to its strategic proximity to the city and its capacity for expansion. Our second largest hub is the Confins airport, the main airport in Belo Horizonte, is expected to be privatized in 2013. We are the leading carrier at the Confins airport with a 45% share of total departures to 28 destinations as of December 31, 2012. More generally, the Brazilian government has announced that it plans to use part of the funds raised through airport privatizations to invest in airport infrastructure across the country.

We have been granted by INFRAERO renewable concessions, with terms varying from two to five years, from INFRAERO to use and operate all of our facilities at each of the 100 airports that we serve. The concession agreements for our passenger service facilities extend to check-in counters and ticket offices, operations support area and baggage service offices. The concessions contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

Other Facilities and Properties

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 6,713 square meters under a lease that expires in July 2017.

We own three hangars at our ATR full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance.

We currently operate two E-Jet flight simulators at our facilities in Alphaville, in the city of Barueri, state of São Paulo, and one ATR flight simulator at Campinas, making us the only airline in Brazil with onsite flight simulators with full flight capability. These flight simulators are key to our extensive Azul University training program. At Azul University, we have trained over 5,200 crewmembers, including 780 pilots, 980 flight attendants and 550 maintenance technicians. We also provide training and grant access to our onsite flight simulators to third-parties, including Embraer and the Brazilian Air Force. We have plans to expand the training programs offered by Azul University through partnerships with technical schools and universities, and we are constructing a state-of-the-art training facility with 71,000 square feet and six simulator bays less than a mile away from Campinas airport, our main hub. This training facility is expected to be completed in the second quarter of 2013, and will provide training services both for our own crewmembers and for third parties on a commercial basis.

Seasonality

Our operating revenues are substantially dependent on overall passenger traffic volume, which is subject to seasonal and other changes in traffic patterns. We generally expect demand to be greater in the first and fourth quarter of each calendar year compared to the second and third quarter of each year. This demand increase occurs due to an increase in travel during the Christmas season, Carnival and the Brazilian school summer vacation period. In 2012, the first and fourth quarters of the year represented 23.3% and 32.6% of our total revenues, respectively. Despite this general trend, we expect that demand may increase in the second and third quarters of 2013, 2014 and 2016 due to the increase in travel as a result of the Soccer Confederations Cup, World Cup and Summer Olympics, respectively.

Competition

The two largest airlines in Brazil are Gol and TAM. Both Gol and TAM operate similar hub-and-spoke networks, which require that passengers on many of their routes connect through the cities of São Paulo, Rio de Janeiro or Brasília. We face competition from Gol, TAM and other airlines, such as low-cost carriers and potential new entrant airlines on all our routes that are also served by any of these airlines. The principal competitive factors on these routes that are served by more than one airline are: fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code sharing relationships, and frequent flyer programs and redemption opportunities.

As a result of our innovative business model, which is based on stimulating demand in underserved markets, we are less susceptible to the effects of fare competition involving our two main competitors, which fly from the airports in the city of São Paulo. While Gol, TAM or any other airline may enter the markets we currently serve exclusively or which we hold a large market share, we believe that our business model is unique and allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and TAM. See “—Overview—Our Strengths.”

Before we started our operations, Gol and TAM controlled over 90% of the Brazilian airline market. Since December 2008, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and TAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2012, we had a 15% market share of domestic RPKs, and a 29% market share of domestic departures.

Even though our principal competitors on many of our routes are Gol and TAM, as of December 2012, we competed with TAM and Gol on only 26.6% of our routes. In Campinas, our primary hub, only four out of 43 routes faced direct competition from Gol or TAM as of December 2012. The following table provides details with respect to the competition faced on our top five routes, based on weekly frequency as of December 2012.

	At December 31, 2012
	Departures per Day
	Azul	Gol	TAM
Campinas—Rio de Janeiro	21	4	2
Belo Horizonte—Campinas	15	3	—
Campinas—Curitiba	9	1	—
Campinas—Porto Alegre	7	—	—
Campinas—São José do Rio Preto	6	—	—
Campinas—Brasília	5	2	2
Campinas—Navegantes	5	—	—
Campinas—Ribeirão Preto	5	—	—
Belo Horizonte—Recife	4	1	—
Belém—Altamira	4	—	—
Belo Horizonte—Vitória	5	4	—
Belo Horizonte—Ipatinga	6	—	—
Belo Horizonte—Montes Claros	7	2	—
Belo Horizonte—Uberlândia	5	2	1
Belo Horizonte—Porto Alegre	2	—	—

Source:    ANAC

In addition to other airlines, our competitors also include companies catering to other forms of transportation, principally bus services. Notwithstanding competition generated from other forms of transportation, the middle class in Brazil is expanding and air travel is becoming an affordable option to such growing middle class. We believe that most of our fares are competitive with the cost of road travel on many of our routes, in particular the discounted fares we offer based on our yield management system for advance purchases.

Maintenance

Safety is our number one value. Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers, and the optimization of our fleet utilization. Our maintenance policies and procedures are regulated by ANAC and are based on ICAO and FAA requirements, and our aircraft maintenance programs are based on manufacturer’s maintenance planning documents and recommendations, which must be approved by ANAC. We employ our own experienced qualified technicians to perform line maintenance services rather than relying on third-party service providers. All technicians are certified by ANAC and meet stringent qualification requirements. Our maintenance technicians undergo extensive initial and ongoing training provided by Azul University and by our aircraft and engine manufacturers to ensure the safety and continued airworthiness of our aircraft. Our training programs are all approved by ANAC.

We have developed a technical operations organization structure and a continuous analysis and surveillance system, or CASS, to provide for the safe, efficient, and reliable aircraft maintenance of our fleet. We have a quality control department that oversees the compliance of all airworthiness requirements, and provides oversight of all maintenance activities in accordance with ANAC regulations and our CASS. Engineering technical services sets the standards and specifications for maintaining our aircraft and engine. We also have crewmembers that monitor the performance reliability of the aircraft systems, engine and components and perform root cause analyses of defects, as well as forecasting scheduled maintenance activities.

Aircraft maintenance and repair consists of routine and non-routine maintenance work and is divided into two general categories: line maintenance and heavy maintenance.

Line maintenance consists of routine, scheduled daily and weekly maintenance checks on our aircraft, including pre-flight, daily and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. All of our line maintenance is currently performed by our own experienced and certified technicians, primarily in Campinas and Belo Horizonte, in addition to other airports we serve.

Heavy maintenance consists of more complex tasks that cannot be accomplished during an overnight visit. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls. Heavy maintenance checks require well equipped facilities, like hangars, and are performed following a pre-scheduled and detailed work scope. The scheduled interval is set forth in the ANAC Approved Maintenance Program, and is based on the number of hours flown, landings and/or calendar time. Heavy airframe maintenance (which do not cover heavy engine maintenance) checks may normally take from one week to one month to be accomplished, depending on the manpower requirements of the work package, and typically are required approximately every 18 months. Heavy engine maintenance is performed approximately every three years.

We currently perform all airframe checks for ATR aircraft at our full capability maintenance facility in Belo Horizonte and outsource airframe checks for our E-Jets to TAP Manutenção e Engenharia Brasil S.A., an FAA and ANAC certified maintenance, repair and overhaul provider in Brazil. We have outsourced all engine maintenance for our Embraer E-Jet fleet to General Electric, the manufacturer of the CF34 engines used on this aircraft, through a power-by-the-hour agreement expiring in 2023, which sets forth a fixed annual engine maintenance cost based on number of hours flown, giving us guaranteed service and predictable pricing during a long period. Under the agreement, General Electric equipped its GE Celma plant to perform our engine maintenance in Petrópolis near Rio de Janeiro starting in September 2012, resulting in a significant reduction in turnaround time and avoiding the cost of shipping engines to the United States for maintenance. Maintenance, repair and overhaul facilities in Brazil and France certified by Pratt & Whitney provide engine maintenance for our ATR aircraft under time and materials contracts.

We have a long-term agreement, which is initially valid for five years, but has the ability to be renewed indefinitely, with Embraer pursuant to which Embraer provides maintenance, repair and overhaul for our main aircraft components and maintains a dedicated on-site stock of spare parts for us at Campinas airport, as well as an additional pool of spare parts at their manufacturing plant in São José dos Campos. Under the terms of this agreement, Embraer must maintain guaranteed minimum levels of critical or frequently used parts for our fleet of E-Jets. Through this agreement, for which we pay Embraer a monthly fee, we are able to avoid both the investment necessary in holding a stock of a large array of spare parts ourselves as well as the expense of sourcing component maintenance shops or developing in house shops. Likewise, with similar benefits, we also pay ATR a monthly fee for an on-site stock of spare parts and a pool exchange program for critical or frequently used aircraft components for our fleet of ATR aircraft.

Safety and Quality

Safety is our number one value. We are committed to the safety and security of our customers and crewmembers. We maintain an Operational Safety Team, divided into four departments: (i) Prevention and Investigation, (ii) Operational Quality, (iii) Crisis Management and Humanitarian Assistance and (iv) Security. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at JetBlue and Embraer, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.

The Prevention and Investigation department is responsible for conducting the Safety Report Program (voluntary and mandatory), the Human Factors Program and the Flight Data Monitoring (FDM/FOQA) Program, which maximizes reactive and proactive actions to achieve high levels of safety. All of our aircraft are included in the Maintenance Operations Quality Assurance System, a troubleshooting program that monitors performance and aircraft engine trends. This department follows all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. Brazil is ranked in Category 1 in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. See “—Regulation.”

The Operational Quality department conducts audits and inspections in all operational areas in accordance with a Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.

The Crisis Management and Humanitarian Assistance department trains and maintain a Special Assistance Team, composed of volunteers that are trained for emergency situations. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.

The Security department focuses on the protection of aviation operations against acts of unlawful interference and is also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

We are the only airline in Brazil certified to use dual head-up displays (HUDs), an advanced display of flight, navigation, attack, or other information superimposed upon the pilot’s forward field of view, which is currently installed in most of our jets. In addition to this advanced safety feature, the majority of our fleet is equipped with electronic flight bags, an electronic information management device that helps flight crew perform flight management tasks safely. We are also the only airline in Brazil with onsite access to flight simulators with full flight capability. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, perform routine daily line maintenance, and are part of the Embraer Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in systems and components. We also strive to comply with or exceed all health and safety standards. In pursuing these goals, we maintain an active aviation safety program, which all our personnel are expected to participate in and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety is reflected in the training of our crewmembers, who are provided with the appropriate tools and equipment required to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operations, including flight operations, maintenance, dispatch, and station operations.

Our pilots have extensive experience, with flight captains having on average more than 10,000 hours of career flight time. Moreover, we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. From 2008 through 2012 we trained over 5,200 crewmembers, including 780 pilots, 980 flight attendants and 550 maintenance technicians at Azul University.

Employees

We believe that the quality of our employees, whom we refer to as crewmembers, impacts our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully select, train and maintain what our highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.

We communicate regularly with all of our crewmembers, keeping them informed about events at our offices and soliciting feedback for ways to improve teamwork and their work environment. We conduct an annual crewmember survey and provide training for our leadership that focuses on crewmember engagement and empowerment. In addition, each of our executives adopts a city and is responsible for meeting with crewmembers on a periodic basis. Our executives are also expected to interact with our customers when traveling to obtain feedback and suggestions about the Azul experience.

We aspire to be the best customer service company in Brazil and, as a result, our crewmembers are more likely to recommend us as a place to work to a friend or relative. We have good relations with our crewmembers and we have never experienced labor strikes or work stoppages. We were recognized as one of the best places to work for in Brazil by Exame/Você S/A, a Brazilian business magazine, in 2012 and were the only airline listed on their year guide of the 150 best companies to work for. This guide is considered the most in-depth study of Brazilian work environments and is issued by Editora Abril, one of Latin America’s largest and most influential publishing groups.

As of December 31, 2012, we had 8,914 crewmembers, consisting of 1,422 pilots, 1,688 flight attendants, 2,621 airport crewmembers, 622 call center crewmembers, 1,121 maintenance technicians and 1,440 employees holding other positions. Excluding TRIP, in 2012 we had 5,304 crewmembers, consisting of 783 pilots, 983 flight attendants, 1,584 airport crewmembers, 512 call center crewmembers, 557 maintenance technicians and 885 employees holding other positions.

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2012, we had 76 end of period FTEs per operating aircraft, compared with 174 for TAM and 141 for Gol according to their latest public interim filings. The following table sets forth the number of our crewmembers per category and the number of end of period FTEs per operating aircraft at the end of the periods indicated:

	At December 31,
Crewmembers	2012	2011	2010
Pilots	1,422	597	333
Flight attendants	1,688	838	601
Airport	2,621	1,276	776
Maintenance technicians	1,121	352	217
Call center	622	509	513
Others	1,440	751	500

Total	8,914	4,323	2,940

End of period FTEs per operating aircraft	76	88	109

We provide extensive training for our crewmembers that emphasizes the importance of safety. In compliance with Brazilian and international IATA safety standards, we provide training to our pilots, flight attendants, maintenance technicians, managers and administrators and customer service (airport and call center) crewmembers. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service. We currently operate three flight simulators, have an extensive training program known as Universidade Azul (Azul University) and are in the process of building a training facility adjacent to Campinas airport (see “—Airports and Other Facilities and Properties—Other Facilities and Properties” and “—Safety and Quality”), which is expected to be completed in the second quarter of 2013. We are also striving to provide additional employment opportunities for Brazilians. We currently partner with Banco Santander, which provides loans to aeronautical school student pilots interested in becoming a pilot at Azul, and we will provide expanded opportunities for flight attendants to become accredited at our new training facility.

A national union represents all airline employees in Brazil. However, we do not have a direct collective bargaining agreement with them. Negotiations in respect of cost of living, wage and salary increases are conducted annually between the national union and an association representing all of Brazil’s airlines. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. In addition, we have no seniority pay escalation. Since our FTEs per operating aircraft is lower than that of our competitors, our results of operations are less affected by negotiated wage increases.

Our compensation strategy is competitive and meant to retain talented and motivated crewmembers and is designed to align the interests of our crewmembers with our own. Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance under our Anjo Azul program, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

To motivate our crewmembers and align their interests with our results of operations, we provide incentive plan for leadership based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four-year period. See “Management—Stock Option Plan.”

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. Our insurance coverage for third party and passenger liability is consistent with general airline industry standards in Brazil and we insure our aircraft against physical loss and damage on an “all risks” basis. We maintain all mandatory insurances coverage for each of our aircraft and additional insurances coverage required by lessors, although liability for war and associated acts, including terrorism, is covered by the Brazilian government. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss. For additional information on our insurance coverage, see Note 30 to our financial statements.

Social Responsibility

Since inception, we have sponsored several social and environmental initiatives. In addition, we recently created a new department dedicated to develop a strategy to improve our Corporate Social Responsibility practices and expect to begin issuing sustainability reports on an annual basis.

We currently participate in a biofuel research and development study led by Embraer, Boeing and FAPESP. The main goal of the study or research is to create a sustainable production and distribution center for biofuel in Brazil. We completed a demonstration flight using biokerosene during the United Nations Rio+20 conference in June 2012.

We are actively engaged in promoting breast cancer awareness. We currently have one Embraer E-Jet and one ATR 72 painted in pink, the official color of breast cancer awareness, and we often utilize our onboard magazine to promote breast cancer awareness. During 2011, we were also engaged in educating our crewmembers and local communities about breast cancer by promoting several breast cancer awareness information sessions. We also support (i) the Carlinhos Pró-Menor foundation in Rio de Janeiro, an organization that assists minors living in poverty to remain in school, (ii) the Organização Expedicionários da Saúde, an entity that provides medical support to indigenous communities in the Amazon region, (iii) the Doctors without Borders Organization, and (iv) the Brazilian Red Cross.

Intellectual Property

We have registered or applied for registration of 116 trademarks with the INPI including, among others, the trademarks “VOE AZUL”, “TUDO AZUL” and “AZUL LINHAS AÉREAS BRASILEIRAS”.

We have also registered several domain names with NIC.br, including, among others, “voeazul.com.br.”

We operate software products under licenses from our vendors, including Oracle, Trax, Sabre, Navitaire and NGM. Under our agreements with Embraer and ATR, we use Embraer and ATR’s knowledge and proprietary information to maintain our aircraft.

Legal Proceedings

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, almost all of which relate to small civil and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We record provisions for all contingencies in civil, tax and labor claims that represent probable losses. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel.

Azul Linhas and TRIP are party to approximately 5,000 civil claims of various types, in which the aggregate amount claimed is approximately R$80 million. We have provisioned a total of R$15.5 million in respect of these civil claims. In addition, Azul Linhas and TRIP are party to approximately 600 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is R$21.8 million. We have provisioned a total of R$6.9 million in respect of these labor law proceedings.

Azul is subject to 16 tax claims related to taxes of R$144.6 million allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is remote and have therefore not recorded any provisions in this regard. TRIP is subject to various non-material tax claims in the amount of approximately R$6 million.

We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Pursuant to our bylaws and Brazilian corporate law, we are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria). In addition, our bylaws also provide for the establishment of a non-permanent fiscal council (Conselho Fiscal). We are also subject to certain rules related to our management pursuant to the regulations of Level 2 segment of BM&FBOVESPA, as described further below.

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors. Our bylaws determine that our board of directors shall be composed of five to 10 members.

The members of our board of directors are elected at a shareholders’meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, the Shareholders’ Agreement entered into our principal shareholder David Neeleman entered and TRIP’s Former Shareholders on [•], referred to herein as the Shareholders’ Agreement, and the regulations of the Level 2 segment of BM&FBOVESPA. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the Board of Directors will be appointed by our shareholders at a general shareholders’ meeting.

Pursuant to Brazilian corporate law, shareholders of our preferred shares (with no voting rights or restricted voting rights) representing at least 10% of our total capital stock have the right to elect one member to the board of directors. In addition, minority shareholders whose interest in our common shares represent a minimum of 15% of our total voting capital stock have the right to elect one director in a separate voting process.

Pursuant to the Shareholders’ Agreement, as long as TRIP’s Former Shareholders hold (i) more than 20% of our common shares, they will have the right to appoint three directors; (ii) between 10% and 20% of our common shares, they will have the right to appoint two directors; (iii) between 5% and 10% of our common shares, they will have the right to appoint one director. The remaining directors must be appointed by David Neeleman, provided that at least two directors must be independent and at least one must be appointed by the shareholder holding the largest number of our preferred shares at the time of the appointment. If such shareholder is unable to put forward a director for election to our board, then the shareholder holding the second largest number of our preferred shares must make the appointment and so on. Currently, our board of directors is composed of 10 members, three of whom are independent members. For more information on the election of our board of directors, see “Description of Capital Stock—Shareholders’ Agreement” and “Description of Capital Stock—Voting Rights.”

Under our bylaws and in conformity with regulations of the Level 2 segment of BM&FBOVESPA, at least 20% of the members of our board of directors must be independent, and must be expressly identified as so at the time of election. Pursuant to Brazilian corporate law, members of our board of directors may not vote in any shareholders’ meetings or take part in any transaction in which there is a conflict of interest.

The Level 2 segment of BM&FBOVESPA rules also require that all members of our board of directors execute a management compliance statement as a prerequisite for service on the board. Consistent with this statement, our directors are personally liable for our compliance with the terms of the Level 2 segment of BM&FBOVESPA Participation Agreement, including the Market Arbitration Chamber Rules and the Level 2 rules. For more information, see “Market Information—Corporate Governance Practices and the Level 2 segment of BM&FBOVESPA.”

All decisions made by our board of directors are made by majority vote of those members present at the relevant meeting. Pursuant to our bylaws, our board of directors is required to meet at least once each quarter, and whenever corporate interests require such meeting.

The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title		Election Date(1)	Mandate Term	Date of Birth
David Neeleman	Chairman		February 20, 2013	February 20, 2015	October 16, 1959
José Mário Caprioli dos Santos	Member		August 15, 2012	August 15, 2014	July 7, 1971
Sérgio Eraldo Salles Pinto	Member		February 20, 2013	February 20, 2015	September 24, 1964
Carolyn Luther Trabuco	Independent Member	(2)	February 20, 2013	February 20, 2015	April 15, 1969
Henrique de Campos Meirelles	Independent Member	(2)	December 21, 2011	December 21, 2013	August 31, 1945
Gelson Pizzirani	Independent Member	(2)	April 30, 2012	April 30, 2014	July 18, 1951
Renan Chieppe	Member		August 15, 2012	August 15, 2014	April 6, 1962
Decio Luiz Chieppe	Member		August 15, 2012	August 15, 2014	May 14, 1960
Pedro Barcellos Janot Marinho	Member		February 20, 2013	February 20, 2015	May 25, 1969
Michael Lazarus	Member		February 20, 2013	February 20, 2015	May 20, 1955

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of BM&FBOVESPA and the CVM rules of independence.

The business address of each member of our board of the directors is Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

The following discussion contains summary biographical information relating to each of the members of our board of directors:

David Neeleman is the Chairman of our board of directors and our Chief Executive Officer and has served in these positions since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue Airways, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of the board of directors from 2002 to 2008. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. During this period, Neeleman acted as a consultant to WestJet Airlines, a successful Canadian low-fare airline.

José Mário Caprioli dos Santos has been a member of our board of directors and our Chief Operating Officer since August 15, 2012. Mr. Caprioli is responsible for flight operations, human resources, organizational development, training, customer service, airport maintenance, institutional relations, cargo and IT. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 until February 2013. He is also the Chairman of the Brazilian Airlines Association (ABEAR). Mr. Caprioli holds a bachelor’s degree in business administration from Pontíficia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University.

Sérgio Eraldo Salles Pinto has been a member of our board of directors since March 10, 2008. He is the CEO of the Bozano Group. Mr. Salles is also a current board member of Embraer, Mercatto Investimentos, Trapezus Asset Management, BR Investimentos, Ouro Preto Óleo e Gás and Netpoints. In addition to holding these positions, Mr. Salles served as Executive Director of Banco Meridional and was Chairman of Bozano Simonsen Securities of London. Mr. Salles holds a bachelor’s degree in economics and electrical engineering from Universidade de Brasília, a master’s degree in economics from Fundação Getúlio Vargas do Rio de Janeiro, and a master’s in business administration from Pontíficia Universidade Católica do Rio de Janeiro.

Carolyn Luther Trabuco has been a member of our board of directors since March 10, 2008. She is currently a Senior Vice President at Astenbeck Capital Management LLC and Phibro Trading LLC. Before joining

Astenbeck Ms. Trabuco worked at Pequot Capital Management as a senior equity research analyst focused on the global resources sector and the Latin America region from 2002 until 2009. She has worked in the financial services industry for more than 20 years and has been involved with Azul since its formation in 2008. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University.

Henrique de Campos Meirelles has been a member of our board of directors since December 21, 2011. Mr. Meirelles was president of the Central Bank of Brazil from 2003 to 2010. During most of his career he worked for BankBoston, where he was the president of the Brazilian operations from 1984 to 1996. In 1996, he became President and Chief Operating Officer of BankBoston Corporation and in 1999 was named President of Global Banking for FleetBoston Financial. He has also held council positions at various universities, including Harvard, Boston College and Massachusetts Institute of Technology. Mr. Meirelles earned a bachelor’s degree in Engineering from the Universidade de São Paulo in 1972 and an master’s in business administration from the Universidade Federal do Rio de Janeiro—Coppead in 1971. He attended the Harvard Business School Advanced Management Program (AMP) in 1984. Mr. Meirelles also holds an honorary degree from Bryant College, Rhode Island.

Gelson Pizzirani has been a member of our board of directors since April 30, 2012. Mr. Pizzirani was a VP of Revenue Management and Fleet Planning at TAM from 2002 to 2007. Before joining TAM, he held several management positions with different IT companies. Mr. Pizzirani holds a bachelor’s degree in mathematics from the Universidade do Santo André and a master’s degrees in strategic management and information technology from Fundação Getúlio Vargas.

Renan Chieppe has been a member of our board of directors since August 15, 2012 and General Executive Officer of Águia Branca’s passenger transportation unit since 1994. Mr. Chieppe joined Grupo Águia Branca in 1980. He is also currently the president of the Brazilian Association of Passenger Ground Transportation Providers (Associação Brasileira das Empresas de Transporte Terrestre de Passageiros—ABRATI) and a member of the board of directors of VIX Logística. Mr. Chieppe also served as chairman of the board of Trip airlines from 2008 to 2012. In 2001, he was elected president of the Espírito Santo State Passenger Transportation Trade Association (Sindicato de Transportes de Passageiros do Estado do Espírito Santo), a position he held for two consecutive terms. Mr. Chieppe holds a degree in business administration from Faculdades Integradas Espírito-Santenses.

Decio Luiz Chieppe has been a member of our board of directors since August 15, 2012. He is also an Executive Officer for Administration and Finance at Águia Branca and a member of the board of directors of Vix Logistica S.A. During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including as an executive officer for finance and administration from 1993 through the present day and as the chief executive officer of certain Grupo Águia Branca companies from 1978 to 1993. Mr. Chieppe holds a degree in business administration from the Universidade Federal do Espírito Santo and an executive master’s in business administration in finance from IBMEC, a Brazilian private university. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management.

Pedro Barcellos Janot Marinho has been a member of our board of directors since February 20, 2013. He was President of Azul S.A. from 2008 to 2012. Before joining Azul in 2008, he was an executive director at Companhia Brasileira de Alimentos S.A. (Pão de Açúcar Group) from 2007 to 2008 and a founder of Inditex’s Zara activities in Brazil where he served as chief executive officer from 1998 to 2006. Mr. Janot also held positions at Mesbla, Lojas Americanas and Richard’s. He has a business administration degree from Cândido Mendes University, a master’s degree in human resources from Pontíficada Universidade Católica of Rio de Janeiro, and an master’s in business administration from IBMEC, a Brazilian private university.

Michael Lazarus has been a member of our board of directors since February 20, 2013. Mr. Lazarus co-founded Weston Presidio, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Prior to the formation of Weston Presidio, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. Mr. Lazarus currently serves on the board of advisors of Azul Linhas and on the boards of directors of Fender Musical Instruments Corp., Integro and Jimmy John’s LLC. He was previously the founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors for Restoration Hardware, Guitar Center, and numerous privately-held companies, including Learning Curve (purchased by Racing Champions Corporation), Morris Air (purchased by Southwest Airlines) and Hanna Andersson (purchased by a financial investor). Michael graduated with a bachelor’s degree in accounting from Grove City College and is a certified public accountant.

Board of Executive Officers

The members of our board of executive officers are our legal representatives and are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

Pursuant to Brazilian corporate law, each member of our board of executive officers must reside and have domicile in Brazil but does not need to be a shareholder. In addition, up to, at most, one third of the members of our board of directors may hold a position on our board of executive officers.

According to our bylaws, our board of executive officers is composed of two to seven members, who serve for two-year terms and may be reelected. Our bylaws set forth that our board of executive officers must be composed of (i) one chief executive officer; (ii) one chief financial officer and (iii) up to five additional officers with or without specific designation. In addition, our bylaws establish that one officer must be designated the investment relations officer. Officers may serve in more than one capacity at the same time.

Our executive officers can be removed by our board of directors at any time. Pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).

Our investor relations department is located in the city of Barueri, state of São Paulo. John Rodgerson, who is also our Chief Financial Officer, was elected the Investment Relations Officer at the board of directors meeting held on March 1, 2013. The telephone number of our investor relations department is +55 (11) 4831-2880, the fax number is +55 (11) 4134-9890 and its e-mail is invest@voeazul.com.br.

The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth
David Neeleman	Chief Executive Officer	January 17, 2013	January 17, 2015	October 16, 1959
José Mário Caprioli dos Santos	Chief Operating Officer	January 17, 2013	January 17, 2015	July 11, 1971
John Rodgerson	Chief Financial Officer and Investor Relations Officer	January 17, 2013	January 17, 2015	June 11, 1976
Maximilian Urbahn	Chief Revenue Officer	January 17, 2013	January 17, 2015	April 17, 1958

The following discussion contains summary biographical information relating to each of the members of our board of executive officers:

David Neeleman is our Chief Executive Officer. For a summary of Mr. Neeleman’s business experience and other biographical information, see “—Board of Directors” above.

José Mario Caprioli dos Santos is our Chief Operating Officer. For a summary of Mr. Caprioli’s business experience and other biographical information, see “—Board of Directors” above.

John Rodgerson is our Chief Financial Officer and Investor Relations Officer. Prior to joining Azul, Mr. Rodgerson served as the Director of Planning and Financial Analysis at JetBlue Airways from 2003 to 2008. Before JetBlue, he worked for IBM Global Services from 2001 to 2003. Mr. Rodgerson holds a Bachelor’s Degree in Finance from Brigham Young University.

Maximilian Urbahn is our Chief Revenue Officer. Prior to joining Azul, Mr. Urbahn was Chief Revenue Officer at JetBlue Airways from 2006 to 2007. He was also the Chief Executive Officer at FareChase Inc., a travel industry e-commerce company from 2003 to 2004. Mr. Urbahn was also the founding partner of priceline.com and and has held various management positions at US Airways Group, Northwest Airlines and United Airlines. Mr. Urbahn is a graduate of Yale University and holds a Master’s in Business Administration from Harvard Business School.

Fiscal Council

Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of the date of this prospectus, we currently have a non-permanent fiscal council, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

The fiscal council, if installed, will be composed of five members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM instructions, corporations with outstanding capital valued at more than R$150 million, such as us, may reduce these percentages to (i) 2% of the outstanding common shares or (ii) 1% of the preferred shares. In addition, preferred shareholders and minority shareholders representing a minimum of 10% of or outstanding common shares are entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, the other shareholders of common shares may elect the same number of council members as the minority shareholders, plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires fiscal council members to receive as compensation an amount equal to at least 10% of the average annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of BM&FBOVESPA.

Compensation Committee

Our compensation committee is composed of three members who are elected by our board of directors. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals, (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and (iii) recommending compensation, incentive-compensation and stock option plans to the board of executive officers. The current members of our compensation committee are: David Neeleman, Sérgio Eraldo Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our company. Their mandates are for an unlimited duration, until the board of directors replaces them. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees. For more information, see “Principal Differences between Brazilian and U.S. Corporate Governance Practices—Committees.”

Audit Committee

We are in the process of forming an audit committee that will be responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) approving related party transactions and (iv) evaluating our internal controls. We expect the members of our audit committee to be John Rodgerson, Décio Luiz Chieppe and [•]. Our audit committee is not equivalent to, or comparable with, a U.S. audit committee. Within one year following the completion of this global offering, we expect that all members of our audit committee will either satisfy requirements of the SEC and NYSE applicable to U.S. audit committees or will qualify with the Rule 10A-3 exemption. At least one member of the audit committee will be an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Common Shares Held Directly or Indirectly by our Directors and Executive Officers

As of the date of this prospectus, David Neeleman, who is the chairman of our board of directors and our CEO, holds directly and indirectly 311,203,319 of our common shares, representing 67% of the common shares of our capital stock, José Mário Caprioli dos Santos, our director and Chief Operating Officer, indirectly holds 70,508,465 of our common shares, representing 15.2% of our capital stock. Décio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 82,770,747 of our common shares, representing 17.8% of our capital stock.

Management Compensation

Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm. Such amounts are subject to annual adjustment. The variable component consists of bonus and stock options, as further described below.

Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 75% of the short-term variable compensation is based on our performance, and 25% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock options. In addition, our officers receive benefits in line with market practices.

Only the independent members of our board of directors receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.

Certain of our executives receive additional benefits, such as an allowance package for school fees and housing for our expatriate executive officers. Under this package, Azul Linhas has given a guarantee of rent and other payments under two lease agreements for family housing in Brazil. In addition, our directors, officers and non-statutory officers are entitled to free airline tickets for their immediate family.

The aggregate compensation paid to our executive officers in the year ended December 31, 2012 was R$4.8 million, excluding stock options.

Stock Option Plan

On December 11, 2009 we established a stock option plan for key personnel, including our officers, certain managers and other key crewmembers. Beneficiaries of the plan receive options to purchase preferred shares, allowing them to participate in the long term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals. The beneficiaries of our stock option plan are selected by our compensation committee.

Our stock option plan consists of three programs:

•

The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised following either (i) the sale of our company or (ii) the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.83 per preferred share.

•

The second program, which extends to our statutory and non- statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised (i) annually; (ii) upon the sale of our company or (iii) upon the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$12.88 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

•

The third program was established on April 5, 2011. The options granted to each beneficiary under this third program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised following either (i) the sale of our company or (ii) the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$12.88 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

Following the pricing of this global offering, all stock options that have vested will become exercisable, other than options that are subject to the lock-up restrictions discussed in the section of this prospectus entitled “Underwriters.” The table below shows, as of the date of this prospectus, the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Programs under the Stock Option Plan	Total Number of Stock Options Granted	Number of Stock Options Vested
First Program	2,516,400	2,341,080
Second Program	770,000	324,640
Third Program	328,000	97,000

As of the date of this prospectus no stock options have been exercised.

Directors’ and Officers’ Insurance

Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on March 12, 2013, is provided by Itaú Seguros S.A. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on January 31, 2014. In addition, we have entered into an indemnity agreement with one of our independent directors pursuant to which we agree to indemnify and hold him harmless for certain losses arising out of his position as director excluding any willful misconduct, fraud or severe negligence. See “Related Party Transactions—Arrangements with Directors and Officers.”

PRINCIPAL AND SELLING SHAREHOLDERS

The tables below show the numbers of shares and percentage ownership held by (i) each person that is a beneficial owner of 5% or more of each class of our shares, (ii) all of our executive officers and directors as a group, and (iii) each Selling Shareholder. For a discussion of the differences in voting and other rights between our common and preferred shares, see the section of this prospectus entitled “Description of Capital Stock.”

The following table shows the beneficial ownership of our capital stock as of the date of this prospectus, before this global offering and before the issuance of any preferred shares to TRIP’s Former Shareholders under the TRIP Investment Agreement:

Name	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	311,203,319	67.0%	4,060,840	4.9%	57.5%	9.2%
Chieppe Family(2)	82,770,746	17.8%	11,958,340	14.3%	17.3%	14.6%
Caprioli Family(3)	70,508,464	15.2%	10,186,740	12.2%	14.7%	12.4%
Bozano Group(4)	—	—	13,128,480	15.7%	2.4%	14.6%
Weston Presidio(5)	—	—	10,883,880	13.0%	2.0%	12.1%
Zweig DiMenna(6)	—	—	7,885,880	9.5%	1.4%	8.8%
TPG Growth(7)	—	—	7,500,000	9.0%	1.4%	8.4%
Gávea Group(8)	—	—	6,481,440	7.8%	1.2%	7.2%
Azul HoldCo, LLC	—	—	4,607,560	5.5%	0.8%	5.1%
Peterson Partners(9)	—	—	4,471,600	5.4%	0.8%	5.0%
Executive officers and directors(10)	—	—	571,920	0.7%	0.1%	0.6%
Minority shareholders	—	—	1,658,400	2.0%	0.3%	1.9%

Total	464,482,529	100.0%	83,395,080	100.0%	100.0%	100.0%

(1)	Shares held directly and indirectly through Saleb II Founder 1 LLC.
(2)	Shares held indirectly through Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
(3)	Shares held indirectly through Trip Participações S.A. and Trip Investimentos Ltda.
(4)	Shares held indirectly through Kadon Empreendimentos S.A. and Bozano Holdings Ltd.
(5)	Shares held indirectly through WP-New Air LLC.
(6)	Shares held indirectly through ZDBR LLC.
(7)	Shares held indirectly through Star Sabia LLC.
(8)	Shares held indirectly through GIF II Fundos de Investimento em Participações and GIF Mercury LLC.
(9)	Shares held indirectly through Maracatu LLC.
(10)	Shares held by John Rodgerson (through Saleb II Founder 11 LLC), Maximilian Otto Urbahn (through Saleb II Founder 12 LLC), Carolyn Luther Trabuco, Henrique de Campos Meirelles and Sérgio Eraldo de Salles Pinto. However, shares held by David Neeleman, Renan Chieppe, Décio Luiz Chieppe and José Mário Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe Family and the Caprioli Family, respectively.

The following table shows the beneficial ownership of our capital stock following this global offering, assuming the following:

•	the issuance by us of [•] new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering in respect of their pre-money valuation adjustment under the TRIP Investment

Agreement (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), after taking account of any adjustment to be made in respect of indemnification, each as described in “The TRIP Acquisition—TRIP Investment Agreement and Adjustment Mechanism;”

•

the issuance and sale by us of [•] new preferred shares by us and the sale by the Selling Shareholders of [•] existing preferred shares by them, collectively, in this global offering, assuming that the underwriters’ over-allotment option is exercised in full; and

•	no exercise of any stock options.

Name	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	[•]	[•]	[•]	[•]	[•]	[•]
Chieppe Family(2)	[•]	[•]	[•]	[•]	[•]	[•]
Caprioli Family(3)	[•]	[•]	[•]	[•]	[•]	[•]
Bozano Group(4)	[•]	[•]	[•]	[•]	[•]	[•]
Weston Presidio(5)	[•]	[•]	[•]	[•]	[•]	[•]
Zweig DiMenna(6)	[•]	[•]	[•]	[•]	[•]	[•]
TPG Growth(7)	[•]	[•]	[•]	[•]	[•]	[•]
Gávea Group(8)	[•]	[•]	[•]	[•]	[•]	[•]
Azul HoldCo, LLC	[•]	[•]	[•]	[•]	[•]	[•]
Peterson Partners(9)	[•]	[•]	[•]	[•]	[•]	[•]
Executive officers and directors(10)	[•]	[•]	[•]	[•]	[•]	[•]
Minority shareholders	[•]	[•]	[•]	[•]	[•]	[•]

Total	[•]	100.0%	[•]	100.0%	100.0%	100.0%

(1)	Shares held directly and indirectly through Saleb II Founder 1 LLC.
(2)	Shares held indirectly through Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
(3)	Shares held indirectly through Trip Participações S.A. and Trip Investimentos Ltda.
(4)	Shares held indirectly through Kadon Empreendimentos S.A. and Bozano Holdings Ltd.
(5)	Shares held indirectly through WP-New Air LLC.
(6)	Shares held indirectly through ZDBR LLC.
(7)	Shares held indirectly through Star Sabia LLC.
(8)	Shares held indirectly through GIF II Fundos de Investimento em Participações and GIF Mercury LLC.
(9)	Shares held indirectly through Maracatu LLC.
(10)	Shares held by John Rodgerson (through Saleb II Founder 11 LLC), Maximilian Otto Urbahn (through Saleb II Founder 12 LLC), Carolyn Luther Trabuco, Henrique de Campos Meirelles and Sérgio Eraldo de Salles Pinto. However, shares held by David Neeleman, Renan Chieppe, Décio Luiz Chieppe and José Mário Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe Family and the Caprioli Family, respectively.

Registration Rights Agreement

On September 9, 2008 we entered into a Registration Rights Agreement with our then principal shareholders that gives them certain rights to register additional preferred shares held by them with the SEC for future sale.

Under the Registration Rights Agreement, at any time commencing six months following this global offering, shareholders owning a majority of our preferred shares that are not registered under the Securities Act at that time may require us to file a registration statement covering the sale or distribution of the preferred shares owned by them. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

Additionally, once we qualify to use Form F-3 with the SEC, shareholders who own 35% of our preferred shares that are not registered under the Securities Act at that time may require us to file a registration statement on Form F-3 at any time. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

RELATED PARTY TRANSACTIONS

We currently engage in various transactions with our shareholders and their affiliates. These transactions are conducted at arms’ length, based on terms that reflect the terms that would apply to transactions with third parties.

Loan Agreements with Bozano

Our operating subsidiary Azul Linhas is party to two financing agreements provided by Bozano, one of our shareholders, in the total principal amount of R$120 million. These loans are non-amortizing, and the full principal amount of R$120 million was outstanding at December 31, 2012. The loans carry interest at a rate of 10.1% per year and are due to be repaid in full on June 29, 2014. Under the agreements, following an initial public offering of our shares, we must use the proceeds to repay the outstanding amount owed to Bozano on a priority basis. To guarantee payment of these loans, we have pledged to Bozano up to R$40 million in receivables generated by sales from our travel agencies using bank payment orders (boletos bancários). For additional information regarding these loans, see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings.”

Guarantees given by TRIP’s Former Shareholders

Before our acquisition of TRIP, substantially all of TRIP’s financing agreements were guaranteed by its then parent company, Trip Participações S.A., which is now a shareholder of our company. In addition, two of the Caprioli and Chieppe family entities that are shareholders of Trip Participações S.A. have guaranteed working capital facilities provided to TRIP by Banco Bradesco S.A. We intend to replace substantially all of these guarantees with guarantees given by us, and we are in the process of negotiating with TRIP’s lenders to this effect.

Arrangements with Directors and Officers

We have entered into an indemnity agreement with one of our independent directors pursuant to which we agree to indemnify and hold him harmless for any losses arising out of his position as director, excluding any willful misconduct, fraud or severe negligence.

Shareholders’ Agreement

For a description of our shareholders’ agreement, see “Description of Capital Stock—Shareholders’ Agreement.”

DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of BM&FBOVESPA. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of BM&FBOVESPA, see “—Voting Rights” below.

General

We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. We are registered with the Board of Trade of the state of São Paulo under NIRE number [•]. We have been registered with the CVM as a publicly held corporation since [•], 2013.

Our preferred shares have been listed on the Level 2 segment of BM&FBOVESPA since [•], 2013. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of BM&FBOVESPA as summarized in the “Market Information” section of this prospectus.

Issued Capital Stock

As of the date of this prospectus, our total capital stock was R$[•], fully paid-in and divided into 547,877,609 shares, all nominative, in book-entry form and without par value, consisting of 464,482,529 common shares and 83,395,080 preferred shares.

Following this global offering, we will have a total capital of R$[•], divided into [•] shares, of which [•] will be common shares and [•] will be preferred shares (assuming the over-allotment option in this global offering is not exercised). In addition to the shares to be issued in this global offering, these amounts reflect the issuance of new preferred shares to TRIP’s Former Shareholders immediately prior to this global offering in connection with the pre-money valuation adjustment mechanisms and indemnification arrangements set forth in the TRIP Investment Agreement, as described in the sections of this prospectus entitled “The TRIP Acquisition—TRIP Investment Agreement and Adjustment Mechanism” and “Capitalization.”

Treasury Stock

As of the date of this prospectus, we have no shares in treasury.

Shareholders’ Agreement

General

On [•], our principal shareholder David Neeleman entered into a Shareholders’ Agreement with TRIP’s Former Shareholders, which provides TRIP’s Former Shareholders with certain rights related to the control of our company. The Shareholders’ Agreement will remain in effect until the earlier of twenty years as of the date of its execution or such time as TRIP’s Former Shareholders together hold less than 5% of our common shares. For purposes of the discussion below, we refer to Mr. Neeleman and TRIP’s Former Shareholders together as the Principal Common Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in future, are subject to the Shareholders’ Agreement.

Under the Shareholders’ Agreement, for as long as TRIP’s Former Shareholders collectively hold at least 5% of our common shares, a majority of Trip’s Former Shareholders is required in order to approve any changes to the following provisions of our bylaws:

•	the quorum necessary for board of directors’ meetings;

•	the scope of authority of our board of directors;

•	the notice requirement for meetings of our board of directors;

•	the composition of the board and limitations on the authority of the board; and

•	the total number of members of our board of directors (currently, our bylaws require that there be 10 members at all times).

Notwithstanding the above, a majority of Trip’s Former Shareholders is not necessary to approve an amendment that increases the size of our board of directors if Trip’s Former Shareholders are guaranteed representation proportional to that which they had before such amendment.

Election of Board Members by TRIP’s Former Shareholders

The Shareholders’ Agreement provides that all the Principal Common Shareholders must vote in favor of electing directors as follows:

•

so long as TRIP’s Former Shareholders collectively hold 20% or more of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;

•

if TRIP’s Former Shareholders collectively hold between 10% and 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and

•	if TRIP’s Former Shareholders collectively hold between 5% and 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

Election of Board Members by David Neeleman

For so long as TRIP’s Former Shareholders have the right to elect one or more directors pursuant to the mechanisms described above, David Neeleman may dismiss any board member appointed by TRIP’s Former Shareholders if, after that director assumed office, any conflict of interest arises between that director and us, provided that Mr. Neeleman may not dismiss Décio Luiz Chieppe, Renan Chieppe or José Mário Caprioli dos Santos. In addition, Mr. Neeleman may elect, dismiss, and replace all the remaining members of our board of directors and their alternates.

A person who has a relationship (including as an investor, manager, executive, employee, consultant or representative) with any of our competitors or their subsidiaries may not serve as a member of our board, unless the competitor or its subsidiary is one of our shareholders or an affiliate of a shareholder.

Of the board members who may be appointed by Mr. Neeleman, at least two must be independent directors, and at least one must be nominated by the shareholder who holds the largest number of our preferred shares at the time. If such shareholder is unable to or fails to nominate a director, then the shareholder holding the second largest number of our preferred shares may make the nomination and so on.

Transfers of Shares

The tag-along right and right of first offer described below do not apply to transfers of common shares to affiliates of the Principal Common Shareholders. In addition, all transfers of the Principal Common Shareholders’ common shares require prior approval from ANAC.

Tag-Along Rights

If Mr. Neeleman intends to sell any of his common shares to a third party, he must give TRIP’s Former Shareholders an opportunity (i) to participate in the sale on the same terms and (ii) to sell an equivalent amount of common shares so that the proportion of common shares between Mr. Neeleman and TRIP’s Former Shareholders remains the same. TRIP’s Former Shareholders must give Mr. Neeleman the same opportunity if they intend to sell any of their common shares.

Rights of First Offer

If Mr. Neeleman intends to sell any common shares but would still retain, after such sale, the controlling majority of 50% plus one of our common shares, he must first offer those shares to TRIP’s Former Shareholders before offering them to any third party. His offer to TRIP’s Former Shareholders must specify the number of common shares he intends to sell, the intended price per share, the payment conditions and any other relevant conditions. TRIP’s Former Shareholders may then purchase those shares at or above the specified terms, as described in the Shareholders’ Agreement. This requirement does not apply to any sale of common shares by Mr. Neeleman that would take his shareholding below the controlling majority.

If TRIP’s Former Shareholders wish to sell any of their common shares, they must first offer those shares to Mr. Neeleman before offering them to any third party. Their offer to Mr. Neeleman must specify the number of common shares they intend to sell, the intended price per share, the payment conditions and any other relevant conditions. Mr. Neeleman may then purchase those shares at or above the specified terms.

If either Mr. Neeleman or TRIP’s Former Shareholders, as the case may be, decline the right of first offer, the seller may pursue the intended sale to the third party at or above the price originally contemplated.

Corporate Purpose

The corporate purpose of our company, as stated in our bylaws, is as follows:

•	to hold direct control of Canela Investments LLC, Azul Linhas and TRIP;

•	to hold direct control of other companies of any type whose corporate purpose is one of more of the following:

•	operating national or international passenger, cargo or postal air transportation services under concessions granted by the competent authorities;

•	operating activities incidental to passenger, cargo, and postal air transportation;

•	carrying out aircraft, engine and other maintenance services, whether for ourselves or for or third parties;

•	providing hangar space for aircraft services;

•	providing ground handling services, catering, and aircraft cleaning services;

•	acquiring or renting aircraft or related assets;

•	the marketing and advertising of the activities listed above; and

•	other activities incidental or related to the foregoing.

Rights of our Common and Preferred Shares

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Holders of our common shares that are fully paid-up may convert them into preferred shares, at the ratio of 75 common shares for one preferred share. However, the total number of preferred shares outstanding may never exceed 50% of our total shares.

Our preferred shares are non-voting, except with regard to certain limited matters for as long as we are listed on the Level 2 segment of BM&FBOVESPA, as described below under “—Voting Rights.”

Our preferred shares have the following additional rights as compared to our common shares:

•

the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the conversion ratio of 75 common shares to one preferred share) as are offered to our controlling shareholder;

•	the right to receive, upon any liquidation of Azul, 75 times the amount of our assets attributed to each common share; and

•	the right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section of this prospectus entitled “Dividend Policy.”

Reimbursement and Right of Withdrawal

Under Brazilian corporate law, both “dissident shareholders” and shareholders who have no voting rights have the right to withdraw from a company and receive full reimbursement for the value of all their shares in certain circumstances. For purposes of this right of withdrawal, “dissident shareholders” include shareholders who vote against a specific resolution, as well as those who abstain from voting or fail to appear at the shareholders’ meeting. Shareholders who have no voting rights include holders of our preferred shares.

This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting by a simple majority vote (50% plus one of the voting shares), provided that a valid quorum of shareholders are present:

1.	creation of a new class of preferred shares or a disproportional increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which is currently not the case;

2.	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;

3.	reduction of any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends);

4.	consolidation or merger into another company;

5.	participation in a centralized group of companies, as defined by Brazilian corporate law;

6.	the transfer of all shares to another company or receipt of shares in another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;

7.	changes to our corporate purpose; or

8.	a spin-off that results in (i) a change in our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (iii) any participation in a centralized group of companies.

In the case of items 1. and 2. above, only holders of the class or type of shares adversely affected may exercise a right of withdrawal.

The right to withdraw also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders’ meeting that approved the spin-off or merger.

In the event that our shareholders approve any resolution for us to:

•	consolidate or merge with another company;

•	transfer all our shares to another company or acquire all the shares of another company; or

•	become part of a group of companies,

then any dissident shareholder or holder of preferred shares may exercise a right of withdrawal, but only if that shareholder’s class of shares fails to satisfy certain liquidity tests at the time of the shareholders’ meeting approving the merger, acquisition, sale or consolidation.

The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant event. In addition, any resolution regarding items 1. or 2. above requires ratification by the majority of shareholders holding preferred shares at a special shareholders’ meeting to be held within one year. In such cases, the 30-day deadline begins on the date of publication of the minutes of the special shareholders’ meeting. If we were to believe that the exercise of withdrawal rights would be prejudicial to our financial stability, we would have ten days after the expiration of that 30-day deadline to reconsider the resolution that triggered the withdrawal rights.

Brazilian corporate law provides that in order for any withdrawal rights to be exercised, any shares to be withdrawn and redeemed must have a value greater than the book value per share, calculated by reference to the latest balance sheet approved at a shareholders’ meeting. If more than 60 days have passed since the date of that balance sheet, the shareholders wishing to exercise the withdrawal right may request a new valuation.

The sale of our controlling stake in Azul Linhas to a third party would be considered a change in our corporate purpose, which would give our shareholders withdrawal rights.

Increases in Capital and Preemptive Rights

Each of our shareholders has preemptive rights to subscribe for any new shares that increase our share capital (and any warrants or other securities convertible into new shares) in direct proportion to the equity interest held by them. Preemptive rights may be exercised during the period up to 30 days following the publication of notice of the capital increase. If the capital increase applies in equal proportion to all existing types and classes of shares, each shareholder’s preemptive rights would apply only to the type and class of shares currently held by such shareholder. If, however, an exercise of preemptive rights would result in a change to the proportional composition of our capital stock, the preemptive rights may be exercised over the types and classes identical to those already held by the shareholders only. The preemptive rights may only extend to any other shares if necessary to ensure the shareholders receive the same proportion of our capital stock as they had prior to the increase in capital. If the shares being issued are of types and classes that are different from the existing shares, each shareholder may exercise preemptive rights (in proportion to the shares currently held) over all the types and classes of shares being issued.

Our bylaws provide that the preemptive rights may be excluded, or the deadline for exercise may be shortened, if we issue shares (or warrants or other securities convertible into new shares) through a public offering or a sale on a stock exchange, or by means of an exchange for shares in a public tender offer or acquisition of control.

In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.

Voting Rights

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Our preferred shares have no voting rights, except with regard to the following matters for as long as we are listed on the Level 2 segment of BM&FBOVESPA:

•	any direct conversion, consolidation, spin-off or merger of Azul;

•

approval of any agreement between our company and our controlling shareholder(s) or parties related to the controlling shareholder, to the extent that Brazilian corporate law or our bylaws require that the agreement be submitted to the approval of a general shareholders’ meeting;

•	the valuation of any assets to be contributed to our company in payment for shares issued in a capital increase;

•

the appointment of an expert to ascertain the value our shares in connection with (i) a mandatory tender offer; (ii) a delisting and deregistration transaction; or (iii) any decision to cease to adhere to the requirements of the Level 2 segment of BM&FBOVESPA.

•

any change in, or the revocation of, provisions of our bylaws that results in the violation of certain requirements of the Level 2 segment of BM&FBOVESPA, as summarized in the “Market Information” section of this prospectus.

Under Brazilian corporate law, shares with no voting rights or restricted voting rights (which would include our preferred shares) carry unrestricted voting rights in the event the company fails, for three consecutive years, to pay any mandatory dividends to which the shares are entitled. However, since our preferred shares do not carry mandatory dividends, this requirement does not apply to us.

Brazilian corporate law also provides that any change in the rights of preferred shareholders, or any creation of a class of preferred shares with greater privileges than the existing preferred shares, must be approved by the holders of common shares at a shareholders’ meeting. Any such approval only becomes legally effective once it has been ratified by the majority of shareholders holding preferred shares at a special shareholders’ meeting.

Under Brazilian corporate law, holders of our preferred shares (with no voting rights or restricted voting rights) representing at least 10% of our total capital stock have the right to elect one member of our board of directors. In addition, minority shareholders whose holding of our common shares represents at least 15% of our total voting capital stock have the right to elect one director in a separate voting process. Holders of preferred shares and common shares that represent 10% of the total share capital may combine their holdings in order to benefit from these rights.

In addition, Brazilian corporate law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:

•	the right of holders of common shares to vote at general shareholders’ meetings;

•	the right to participate in the distribution of dividends and interest paid on our capital, and to share in our remaining assets in case of liquidation;

•	the right to subscribe for shares (or securities convertible into shares) in the circumstances summarized above; and

•	the withdrawal rights summarized above.

Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.

Shareholders’ meetings

Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in a second newspaper of general circulation (currently Valor Econômico). Our shareholders’ meetings are held at our headquarters, in the city of Barueri, state of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

For a summary of how a holder of ADSs may receive information regarding and attend shareholders’ meetings, see the section of this prospectus entitled “Description of American Depositary Shares.”

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only

•	to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers, as discussed below;

•	to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the listing standards of Level 2 segment of BM&FBOVESPA, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporate law requires that our directors be elected by our shareholders at a shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected to officer positions. Our president, David Neeleman, is a member of our board of directors. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating committee, corporate governance committee and compensation committee

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities—although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based plans.

We are not required under applicable Brazilian corporate law to have a nominating committee, corporate governance committee and compensation committee. Aggregate compensation for our directors and executive officers is established by our shareholders at annual shareholders’ meetings, and our directors at board of directors’ meeting are required to determine the allocation of the aggregate compensation among their members and the officers.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that:

•	is composed of a minimum of three independent directors who are all financially literate;

•	meets the SEC rules regarding audit committees for listed companies;

•	has at least one member who has accounting or financial management expertise, and

•	is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

The audit committee is elected by the board of directors.

Within one year following the completion of this global offering, we expect that all members of our audit committee will either satisfy requirements of the SEC and NYSE applicable to U.S. audit committees or will qualify with the Rule 10A-3 exemption.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions. Under Brazilian corporate law, all stock option plans must be submitted for approval by the holders of our common shares. In addition, any issuance of new shares that exceeds our authorized share capital is subject to approval by holders of our common shares at a shareholders’ meeting.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of BM&FBOVESPA. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines, and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of BM&FBOVESPA.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

We adopted a Code of Ethics on in May 2009, which regulates the conduct of our managers in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal auditing department reports continually to our board of directors and audit committee and its activities are directly supervised by our audit committee, which acts under our board of directors, and is monitored by our audit and operational risk management superior committee. In carrying out its duties, the internal auditing department has access to all documents, records, systems, locations and people involved with the activities under review.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

[•], as depositary, will execute and deliver the ADRs. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS will represent             preferred shares. Each ADS will also represent any other securities, cash or other property which may be held by the depositary but which they have not distributed directly to you. The depositary’s office at which the ADRs will be administered is located at [•].

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution nominee. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary, and the holders of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary and us. As an ADR holder you are deemed to be a party to and bound by the terms of the deposit agreement and the ADRs. New York law governs the deposit agreement and the ADRs. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

How Will You Receive Dividends and Other Distributions on the Shares?

The depositary has agreed to distribute to you, to the extent practicable, the cash dividends or other distributions it or the custodian receives on the preferred shares or other deposited securities, after deducting its fees and expenses described below. The depositary may utilize a division, branch or affiliate of the depositary to direct, manage and/or execute any public and/or private sale of securities, which may charge the depositary a fee consistent with market standards in connection with such sales, which fee shall be considered an expense of the depositary. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States on a reasonable basis, and it will distribute such cash to ADR holders on an averaged or other practicable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR holders, and subject to obtaining any required governmental approval or license. See “—Other Distributions” below.

Before making a distribution, the depositary will deduct its expenses in (1) converting foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any governmental approval or license required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will also deduct any withholding taxes that must be paid. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and fractional cents will be withheld and dealt with by the depositary in accordance with its then current practices. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. If this conversion is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute reais only to those ADR holders to whom it is possible to do so. It will hold the reais it cannot convert for the account of the ADR holders who have not been paid. It will not invest the reais on behalf of the ADR holders and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid under Brazilian law will be deducted. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS, and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

Rights to purchase additional preferred shares

If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you by distributing warrants or other instruments representing such rights. If we do not furnish such evidence and sales of the rights are practicable, the depositary will sell the rights and distribute the net proceeds in the same way as it does with cash. To the extent we do not furnish such evidence and sales of the rights cannot be practicably accomplished by reason of the nontransferability of the rights, limited markets therefor, their short duration or otherwise, the depositary will allow the rights to lapse. In that case, you will receive no value for them.

If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the shares on your behalf, subject to such procedures as the depositary shall establish in its discretion. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

Other Distributions

The depositary will distribute to you any other securities or property we distribute on deposited securities by any means it deems equitable and practical. If the depositary determines that it cannot make the distribution in that way, the depositary may sell what we distributed and distribute the net proceeds, in the same way as it does with cash.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. In such case, the depositary may, after consultation with us, if practicable, make such distribution as it deems practicable, including the distribution of foreign currency, securities or other property or it may retain the same as deposited securities, without liability for interest thereon or the investment thereof, and the outstanding ADSs will also represent such retained currency, securities or property.

We have no obligation to register preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, preferred shares, rights or anything else to ADR holders. See “Risk Factors—Risks Relating to the Global Offering and Our Preferred Shares, Including in the Form of ADSs.” This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us or the depository to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon such deposit of shares, receipt of related documentation and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request. Certificated ADRs will be delivered at the depositary’s office to the persons you request. If ADRs are issued in book-entry form, a statement setting out such ownership interest will be mailed to you by the depositary. Unless an ADR holder specifically requests certificated ADRs, all ADRs will be issued in book-entry form through the depositary’s direct registration system and registered holders will receive periodic statements from the depositary showing the number of ADRs in such holder’s name.

How do ADR holders cancel ADRs and obtain shares?

If you surrender certificated ADSs to the depositary at its office, or if you deliver proper instructions and documentation in the case of book-entry ADRs, then upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian or, in the case of book-entry ADRs, delivery will be made from the custodian’s office. At your request, risk and expense, the depositary may deliver the deposited securities at such place as you have requested.

Record Dates

The depositary may fix a record date for the determination of the ADR holders who will be entitled (or obligated, as the case may be) to receive any distribution on or in respect of the deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such ADR holders at such record date will be so entitled or obligated.

Voting Rights

How do you vote?

If the depositary asks ADR holders to provide it with voting instructions, you may instruct the depositary to vote the shares underlying your ADRs, subject to any applicable provisions of Brazilian law. If we furnish voting materials to the depositary, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares underlying your ADRs. However, you may not know about the meeting far enough in advance to withdraw the shares. The depositary’s notice will describe the information in the voting materials and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as practicable and permitted under the provisions of or governing the deposited securities, to vote or cause to be voted the shares or other deposited securities as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. If the depositary does not receive voting instructions from you by the specified date, the shares underlying your ADRs will not be voted. If the depositary receives voting instructions which fail to specify the manner in which the depositary is to vote the underlying shares, the depositary will deem you to have instructed it to vote in favor of the items set forth in the voting instructions.

If so requested by us in writing, the depositary will represent all deposited securities at a meeting of the shareholders (whether or not voting instructions have been received from ADR holders in respect of such deposited securities) for the sole purpose of establishing quorum at such meeting, subject to the depositary’s receipt of a legal opinion confirming the legality of, and other matters relating to, its representation of such deposited securities for purposes of establishing a quorum.

The depositary will only vote or attempt to vote as you instruct. The depositary itself will not exercise any voting discretion.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances as a result of a distribution of shares, rights and other property, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, up to $[•] for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a distribution of shares, rights and/or other property prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing preferred shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $[•] per ADR for transfers of certificated or direct registration ADRs;

•	a fee of $[•] or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of $[•] or less per ADS (or portion thereof) per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•

a fee for the reimbursement of such fees, charges and expenses as are payable by the depositary or any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents, in connection with the servicing of our preferred shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of preferred shares, ADRs or deposited securities;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, the fees and expenses of the depositary charged by the depositary or its agent so appointed in connection with such conversion;

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

•

fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement, which are consistent with market standards in connection with such sales; and

•

any other charge payable by the depositary, its agents (including the custodian) and the agents of the depositary’s agents in connection with the servicing of the preferred shares or other deposited securities.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses, reasonable legal, audit and accounting fees, initial and ongoing listing fees and certain of our out-of-pocket expenses. The depositary also anticipates making available to us a set amount or portion of the depositary fees charged in respect of the ADR program or otherwise. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing preferred shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges imposed on the depositary or the custodian with respect to the ADSs or ADRs, any deposited securities or any distribution. The depositary may refuse to effect any registration, registration of transfer, split-up or combination of your ADRs to or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed or other charges owed and you will remain liable for any deficiency. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of ,or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we change the par value of our preferred shares; reclassify, split up, consolidate or cancel any of the deposited securities; distribute securities on the preferred shares that are not distributed to you; or recapitalize, reorganize, merge, consolidate, liquidate, sell all or substantially all of our assets, or go into liquidation, receivership or bankruptcy; then the depositary may choose to either (i) amend the form of ADR, (ii) distribute additional or amended ADRs, (iii) distribute the cash, securities or other property received by the depositary in connection with such actions or (iv) sell any securities or property received and distribute the net proceeds as cash. If the depositary does not choose any of the above, the cash, securities or other property it receives will constitute deposited securities and each ADS will automatically represent its equal share of the new deposited cash, securities or other property, or a combination thereof, as the case may be.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for transfer or registration fees, facsimile, cable or telex costs, delivery charges or similar items, or prejudices a substantial existing right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

An amendment can become effective before such notice is given if such amendment is necessary to ensure compliance of the deposit agreement or the ADRs with a new law, rule or regulation.

No amendment, however, will impair the right of ADS holders to surrender their ADSs and to receive the underlying shares, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and have not appointed a new depositary. In either case, the depositary must notify you at least 30 days before termination; however, such notice may not be provided unless (i) we have not appointed a successor depositary within 45 days, in the case where the depositary has resigned or (ii) we have not appointed a successor depositary within 90 days, in the case where we have removed the depositary.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (i) collect distributions on the deposited securities; (ii) sell rights and other property distributed in respect of deposited securities and (iii) deliver preferred shares and other deposited securities upon cancellation of ADRs. As soon as practicable after the expiration of two months following the termination date, the depositary will sell any remaining deposited securities if lawful to do so by private or public sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the net proceeds and other cash. After termination, we will have no obligations except our obligations under the deposit agreement to the depositary and its agents.

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary and our respective agents. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us becomes subject to any civil or criminal penalty in connection with any act under the deposit agreement, or is prevented or delayed by reason of any law or regulation, the provisions of or governing the deposited securities, our charter, or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises or fails to exercise any discretion permitted under the deposit agreement or the ADR;

•

may rely on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by to be competent to give such advice or information;

•	are not liable for any tax consequences that may be incurred by ADR holders and beneficial owners of ADRs on account of their ownership of ADRs or ADSs;

•	have no obligation to inform ADR holders or any other holders of an interest in an ADS about the requirements of Brazilian law, rules or regulations or any changes therein or thereto;

•

are not liable to ADR holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought;

•	may rely upon any written notice, request, direction or other documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with the book-entry settlement of deposited securities or otherwise; and

•

are not liable (except, in our case, to the extent we or one of our affiliates serves as custodian under the deposit agreement) for the insolvency of any custodian that is not a branch or affiliate of [•].

The depositary and its agents are not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities. We and our agents are not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities if, in our opinion, such proceeding may involve us in expense or liability, unless we are indemnified to our satisfaction against all liabilities and expenses including fees and disbursements of counsel.

The depositary is not liable for:

•

the acts or omissions of any securities depository, clearing agency or settlement system in connection with the book-entry settlement of deposited securities or otherwise unless as a result of its own negligence;

•	any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote;

•	the content of any information submitted to it by us for distribution to ADR holders or any inaccuracy of any translation of such information;

•	any investment risk associated with acquiring an interest in the deposited securities or the validity or worth of the deposited securities;

•	the creditworthiness of any third party; and

•	allowing any rights to lapse under the terms of the deposit agreement or for the failure or timeliness of any notice from us.

Neither we, the depositary nor the custodian is liable for the failure by any ADR holder or beneficial owner of ADRs to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

The depositary may rely upon instructions from us or our Brazilian counsel regarding any Brazilian governmental approval or license required for any currency conversion, transfer or distribution. The depositary may own and deal in any class of securities of our company and in our ADRs. The depositary may fully respond to any and all demands or requests made pursuant to lawful authority for information maintained by it in connection with the ADRs, any ADR holders or otherwise related to the deposit agreement.

The depositary and the custodian are not responsible for any errors or omissions made in providing information or services through third parties for matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the deposit agreement, or in using local agents to provide extraordinary services, such as attendance at our annual meeting, provided the depositary and the custodian use reasonable care in selecting such service providers and local agents.

In the deposit agreement, we agree to indemnify the depositary and its agents for acting as depositary, except for losses caused by the depositary or its agents’ own negligence or willful misconduct, and the depositary agrees to indemnify us for any losses, liabilities or expenses resulting from it or its agents’ negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will issue, register, or register a transfer of an ADR, effect a split-up or combination of ADRs, make a distribution on an ADR, or permit withdrawal of preferred shares (subject to limitations under U.S. securities laws and Brazilian local law), the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	payment of any applicable charges as provided in the deposit agreement and in the ADRs;

•

satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary or proper, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing the deposited securities and terms of the deposit agreement and the ADRs; and

•	compliance with regulations it may establish consistent with the deposit agreement.

The depositary may suspend the issuance of ADSs, the deposit of preferred shares, the registration, registration of transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (subject to limitations under U.S. securities laws and Brazilian local law), generally or in particular circumstances, when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks it advisable to do so.

Your Right to Receive the [•] Shares Underlying Your ADRs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our preferred shares.

•	When you owe money for fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

The depositary may not lend preferred shares or ADSs. However the deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares with the custodian or depositary. This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADSs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the preferred shares underlying the pre-released ADSs; (b) agrees to indicate the depositary as the owner of such preferred shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian such preferred shares as soon as practicable, and promptly if the depositary so demands, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (ii) the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) the pre-release ADS (marked to market daily) is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of a pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. The depositary may retain any compensation received in conjunction with the pre-release of ADSs. Collateral provided in connection with the pre-release of ADSs, but not the earnings on such collateral, will be held for the benefit of the holders other than the applicant for pre-release.

Disclosure of Interests

By holding ADRs, you agree to comply with all applicable disclosure requirements and ownership limitations, including without limitation requirements of Brazilian law or under the provisions of or governing the deposited securities, and you agree to comply with any reasonable instructions from us in respect thereof. We have the right to instruct you to cancel your ADSs and withdraw the deposited securities so as to permit us to deal directly with you as a holder of preferred shares, and you agree to comply with such instructions. We may from time to time request ADR holders or beneficial owners of an interest in ADRs to provide information as to the capacity in which such holders own ADRs and regarding the identity of any other persons then or previously having a beneficial interest in such ADRs and the nature of such interest and various other matters. You agree to provide any such information requested by us or the depositary.

Available Information

You can inspect the following documents at the offices of the depositary and the custodian: the deposit agreement, the provisions of or governing deposited securities, and written communications which are received from us by the custodian as a holder of deposited securities and which are made generally available to the holders of deposited securities. The depositary will distribute copies of such communications (or English-language translations or summaries thereof) to you when furnished by us.

Upon completion of this global offering, we will become subject to the periodic reporting requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the U.S. Securities and Exchange Commission, or the Commission, including annual reports on Form 20-F and reports on Form 6-K. Such reports and other information are available for inspection and copying through the SEC’s EDGAR system or at public reference facilities maintained by the Commission. For more information about the Commission’s public reference facilities, see “Where You Can Find More Information.”

We expect to also file financial statements and other periodic reports with the CVM. The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is www.cvm.gov.br. We also file financial statements and other periodic information with BM&FBOVESPA. The address of the BM&FBOVESPA website is www.bmfbovespa.com.br.

[Name of depositary]

The depositary is [•]. [•] is a wholly-owned bank subsidiary of [•], a [Delaware] corporation. [•] is a commercial bank offering a wide range of banking services to its customers both domestically and internationally. It is chartered, and its business is subject to examination and regulation by the Office of the Comptroller of the Currency, a bureau of the United States Department of the Treasury. It is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation.

MARKET INFORMATION

Prior to this global offering, there has been no public market for our preferred shares, including in the form of ADSs. Among the factors considered in determining the offering price were the result of the bookbuilding process, our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets in Brazil and the United States, including current market valuations of publicly traded companies considered comparable to our company. Our preferred shares, including in the form of ADSs, will constitute a new class of securities with no established trading market. Therefore, we cannot assure you that an active trading market will develop for our preferred shares, including in the form of ADSs, or that our preferred shares, including in the form of ADSs, will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS will represent [•] preferred shares. We have applied to list the ADSs for trading on the NYSE under the symbol [•] and the preferred shares for trading on the BM&FBOVESPA under the symbol [•]. Trading of the ADSs on the New York Stock Exchange is expected to commence on the day following the date of the final prospectus related to this global offering; trading of the preferred shares is expected to commence on the BM&FBOVESPA on the second day following the date of the final prospectus related to this global offering.

See “Risk Factors—Risks Relating to the Global Offering and Our Preferred Shares, including in the Form of ADSs,” “Management,” “Description of Capital Stock” and “Description of American Depositary Shares.” Our preferred shares will not be registered with the SEC or any other governmental agency outside Brazil.

Regulation of Brazilian Securities Markets

Pursuant to Brazilian Securities Law and Brazilian corporate law, the Brazilian securities market is regulated and supervised by the CMN, which has general authority over the stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Pursuant to Brazilian corporate law, a company may be publicly-held and listed or closely held and unlisted. All listed companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM is authorized to trade its securities on the BM&FBOVESPA or on the Brazilian over-the-counter market. Shares listed on the BM&FBOVESPA may not be simultaneously traded on Brazilian over-the-counter markets. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through a financial institution registered with the CVM. No special application, other than registration with the CVM (and for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly-held company to be traded on the over-the-counter market. Listing on the BM&FBOVESPA requires a company to apply for registration with the BM&FBOVESPA and the CVM.

These laws and regulations provide for, among other things, licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.

Trading on the BM&FBOVESPA

In 2000, the BM&FBOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under these memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. The other regional stock exchanges develop markets and provide services to local businesses.

The BM&FBOVESPA trading sessions are conducted from 10:00 am to 5:30 pm, or from 11:00 am to 6:30 pm during daylight saving time in Brazil, in an automated system known as Megabolsa. The BM&FBOVESPA also permits trading from 6:00 pm to 7:30 pm, or from 7:00 pm to 8:30 pm during daylight saving time in Brazil, in an online system known as “after market,” which is connected to traditional and on-line brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of shares transacted by on-line brokers.

Sales of shares on the BM&FBOVESPA are settled within three business days after the trading date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the BM&FBOVESPA on the third business day after the trading date. Delivery and payment of the shares are made through the BM&FBOVESPA.

For a more efficient control of volatility of the BOVESPA Index, the BM&FBOVESPA has adopted a circuit breaker system that suspends trading for 30 minutes to one hour if the BOVESPA Index falls below the limits of 10% and 15%, respectively, compared with the level at the close of trading on the preceding trading daily session. If the BOVESPA Index falls below the limit of 20%, the BM&FBOVESPA may suspend trading for a period of time to be defined by it at the time of such fall.

Corporate Governance Practices and the Level 2 segment of BM&FBOVESPA

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. Our securities will be listed on the Level 2 segment of BM&FBOVESPA, whose elements are described below:

To become a Level 2 segment of BM&FBOVESPA company, in addition to the obligations imposed by applicable law, an issuer must comply with following rules: (1) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (3) comply with minimum quarterly disclosure standards; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the BM&FBOVESPA; (6) make a schedule of corporate events available to shareholders; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related-party transactions, such as (a) issue preferred shares or expand an already existing class of preferred shares, without maintaining the same proportion in relation to the other classes of preferred shares, unless the new shares are already provided for or expressly authorized in the bylaws; (b) change the preference, privilege, or conditions for redemption or amortization granted to one or more classes of preferred shares, or create a new class of preferred shares with greater privileges than the existing classes of preferred shares; (c) reduce any mandatory dividend; (d) consolidate or merge into another company; (e) participate in a group of companies, as defined by Brazilian corporate law; (f) transfer all shares to another company or receive shares in another company in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other; (g) change of our corporate purpose; or (h) carry out a spin-off that results in (i) a change in the company’s corporate purpose (unless the company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose), (ii) a reduction in the mandatory dividend, or (iii) participation in a group of companies, as defined in Brazilian corporate law; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years; (10) not name the same individual from being both chairman of the board and the president, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of BM&FBOVESPA listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements; (12) if it elects to delist from the Level 2 segment of BM&FBOVESPA, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber for resolution of disputes between the company and its investors; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.

The trading of securities on the BM&FBOVESPA may be suspended under certain circumstances, including as a result of the disclosure of material information.

Investment in Our Preferred Shares By Non-residents Outside Brazil

Resolution No. 2,689

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the BM&FBOVESPA provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the CMN, as amended, or Resolution 2,689, and CVM Instruction No. 325, as amended.

With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial market involving a security traded on a stock exchange, futures exchange or organized over-the-counter market licensed by CVM. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our shares are made through the commercial exchange rate market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•	Fill out the application form attached to Resolution 2,689;

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank; and

•	register its investment with Central Bank and obtain a tax payer identification number from the Brazilian tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. See “Taxation—Brazilian Tax Considerations”. In addition, securities trading by foreign investors under Resolution 2,689 is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM. Alternatively, direct foreign investments in Brazilian companies (e.g., through the establishment of a branch or a foreign company) must be made pursuant to the framework set forth by Law No. 4,131.

DIVIDEND POLICY

Amounts Available for Distribution

According to Brazilian corporate law and our bylaws, our board of directors makes a recommendation to the annual shareholders’ meeting regarding the allocation of our net income for the preceding fiscal year, and the shareholders’ meeting decides upon the allocation.

Brazilian corporate law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.

Reserve Accounts

Companies incorporated under Brazilian law generally have two main reserve accounts: a profit reserve account and a capital reserve account.

Profit Reserves

Profit reserves consist of a legal reserve, statutory reserve, contingency reserve, retained profit reserve and unrealized profit reserve, as described below.

The combined balance of our profit reserve accounts (other than the contingency reserve and the unrealized profits reserve) may not exceed our capital stock. If the balance does exceed capital stock, the shareholders’ meeting must decide whether to use the excess to pay in subscribed but unpaid capital, to increase our share capital, or to pay dividends.

Legal Reserve

•

Brazilian corporate law requires us to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to the legal reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

Statutory Reserve

•

Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2012, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

•

Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2012, we did not have a contingency reserve.

Retained Profit Reserve

•

Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2012, we did not have a retained profit reserve.

Unrealized Profit Reserve

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Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2012, we did not have an unrealized profit reserve.

Capital Reserves

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Our capital reserve consists of the goodwill reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2012, we had R$414.9 million allocated to the capital reserve account.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires the bylaws of a Brazilian company to specify a minimum percentage of available profits to be allocated to the annual distribution of dividends, known as mandatory dividends. The mandatory dividend must be paid to shareholders either as dividends or as interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of income, adjusted according to Article 202 of Brazilian corporate law. Under our bylaws, we must distribute every year at least 0.1% of our adjusted net income from the previous fiscal year as a dividend. This requirement does not, however, constitute a mandatory dividend on preferred shares that would give rise to voting rights for holders of preferred shares if our company failed to pay the dividend for three consecutive years, or a right of withdrawal in case of reduction of the dividend, all as described under “Description of Capital Stock.”

Brazilian corporate law allows a company to suspend distribution of mandatory dividends if the board of directors advises the annual shareholders’ meeting that the distribution would not be advisable given the company’s financial condition. The fiscal council, if one is in place, must review any suspension of the mandatory dividend, and management must submit a report to the CVM setting forth the reasons for the suspension of dividends. Net income that is not distributed due to a suspension is allocated to a separate reserve account and, if not absorbed by subsequent losses, must be distributed as dividends as soon as the financial condition of the company permits.

Dividends

Brazilian corporate law and our bylaws require us to hold an annual shareholders’ meeting by the fourth month following the closing of each fiscal year, in which, among other matters, shareholders must decide upon the distribution of annual dividends. The calculation of annual dividends is based on our unconsolidated, audited financial statements for the immediately preceding fiscal year.

Each holder of shares at the time a dividend is declared is entitled to receive dividends. In our case, holders of preferred shares have the right to receive dividends that are 75 times greater than the dividends attributed to each common share. Under Brazilian corporate law, dividends are generally required to be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date. The dividend must be paid at the latest before the end of the year in which it is declared.

Shareholders have three years from the date of payment to claim their dividends or interest on shareholders’ equity, after which the unclaimed dividends or interest revert to us.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50 % of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50 % of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on equity capital represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on equity capital, net of any income tax, may be included as part of the mandatory dividend distribution. Brazilian corporate law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on equity capital, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

TAXATION

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of preferred shares, including in the form of ADSs. Prospective holders of preferred shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, “Non-Resident Holder”. This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our shares or ADSs. Prospective purchases are advised to consult their own tax advisors with respect to an investment in our shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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50.0% of the net profits (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% in case of a resident of a “Low or Nil Tax Jurisdiction” or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Resident Holder . These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Low or Nil Taxation Jurisdictions

Law No. 9,779, dated as of January 01, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at a rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction that does not impose any income tax or that imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate of lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions of the introduced Normative Ruling No. 1,037, dated as of June 4, 2010, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Taxation of Gains

According to Law 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is made or not to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition are the positive difference between the amount realized on the disposition of the shares and the respective acquisition cost.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

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exempt from income tax, when assessed by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not resident in a Low or Nil Tax Jurisdiction; or

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subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 2,689 Holder and/or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for a resident of a Low or Nil Tax Jurisdiction, or where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, is subject to income tax at a rate of 25%.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain. The Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

Any exercise of preemptive rights relating to shares or ADSs will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate 15%, or 25%, as the case may be.

There can be no assurance that the current favorable tax treatment of Resolution 2,689 Holders will continue in the future.

Sales of ADSs to other non-residents

Arguably the gains realized by a non-Resident holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Resident holder to Brazilian resident, or even to non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of ADSs for shares

Non-Resident holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance of the depositary’s electronic registration).

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out by a Non-Resident Holder who is not a Resolution 2,689 Holder.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost of the shares is lower than:

•	the average price per share on the Brazilian stock exchange on which the greatest number of shares were sold on the day of deposit; or

•	if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold during the 15 immediately preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Low or Nil Tax Jurisdictions.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Resident holder in the shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a non-Resident Holder, as applicable) are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving shares is currently zero. In particular, the IOF/Bonds levies at a rate of 1.5% on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase this rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable on the ownership, transfer or disposition of shares by individuals or entities not domiciled in Brazil. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil There are no Brazilian stamp, issue, registration, or similar taxes payable by holders of shares, or shares comprised of shares.

Material U.S. Federal Income Tax Consequences

The following discussion is a general summary discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, or persons whose functional currency is not the U.S. dollar).

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended through the date hereof, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, perhaps with retroactive effect. No assurance can be given that the Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government that may be applicable to a particular investor and does not consider any aspects of U.S. federal tax law, including the Medicare tax on net investment income, other than income taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of a preferred share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds preferred shares, including in the form of ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold preferred shares, including in the form of ADSs, are encouraged to consult their tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company Considerations” below.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying preferred shares. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian withholding taxes and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the depository and the U.S. Treasury Department.

EACH PERSON CONSIDERING THE ACQUISITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSS IS ENCOURAGED TO CONSULT ITS OWN INDEPENDENT TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING IN THE FORM OF ADSS.

Taxation of Dividends and Other Distributions

Subject to the PFIC rules discussed below, distributions of cash or property with respect to preferred shares, including in the form of ADSs, (including any distributions paid in the form of interest attributable to stockholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the depositary in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such preferred shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its preferred shares or ADSs, such excess will constitute capital gain and will generally be treated as described below under “—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.” Dividends on preferred shares, including in the form of ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the reais are received by the depositary, in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss will generally be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to receipt by the depositary or the U.S. Holder, as the case may be.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on preferred shares, including in the form of ADSs, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ADSs should be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as is expected. Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares not represented by ADSs will be treated as qualified dividend income because the preferred shares are not themselves listed on a U.S. exchange. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the preferred shares, including in the form of ADSs.

Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of preferred shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. The amount realized on a sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the preferred shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

If Brazilian income tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a preferred share, including in the form of ADS, that is subject to Brazilian income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S.

Holder may take a deduction for the Brazilian income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder are encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income; or

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at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2012 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

If we are or become a PFIC for any taxable year during which a U.S. Holder holds preferred shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the preferred shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the preferred shares, including those in the form of ADSs, cannot be treated as capital, even if a U.S. Holder holds the preferred shares or ADSs as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of our income on a current basis, provided that we furnish such U.S. Holder annually with certain tax information. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a “qualified electing fund” election with respect the preferred shares, including in the form of ADSs.

If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the preferred shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the preferred shares, including those in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the tax treatment discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its preferred shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced 20% rate discussed above under “—Taxation of Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. A “qualified exchange” includes a non-U.S. securities exchange that has the following characteristics: (i) the exchange is regulated by a governmental authority in which the exchange is located; (ii) the volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market and to protect investors; and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (iii) the rules of the exchange effectively promote active trading of listed stock. The NYSE is a qualified exchange. We expect that the ADSs will be listed on the NYSE and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we were treated as a PFIC. Our preferred shares are listed on the BM&FBOVESPA. It is unclear, however, whether the BM&FBOVESPA would meet the requirements for a “qualified exchange”. As mentioned above, however, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs.

A U.S. Holder who owns preferred shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC would be required to file IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury Department power to make this determination. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the preferred shares, including those in the form of ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to preferred shares, including in the form of ADSs, and proceeds from the sale, exchange or redemption of preferred shares, including in the form of ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to preferred shares, including in the form of ADSs, and the application of these additional reporting requirements for foreign financial assets to their particular situations.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSS.

ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of the ADSs by us and the underwriters, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code of 1986, as amended, or the Code. Prospective purchasers of the ADSs should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans, or ERISA Plans, and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and Keogh plans, or an entity deemed to hold the assets of such plans (together with ERISA Plans, or Plans)) and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code) having certain relationships to such Plans, unless a statutory or administrative prohibited transaction exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the ADSs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans (as described in Section 4(b)(4) of ERISA), governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code, or Similar Law. Fiduciaries of any such plans should consult with their counsel before purchasing the ADSs to determine the need for and the availability of, any exemptive relief under any Similar Law.

Each purchaser of the ADSs shall be deemed to represent, warrant and agree that (i) either (A) it is not and is not acting on behalf of a (1) Plan or (2) a non-U.S., governmental or church plan subject to Similar Laws; or (B) its purchase of the ADSs is not a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and is otherwise permissible under all applicable Similar Laws; and (ii) it will not sell or otherwise transfer the ADSs or any interest therein otherwise than to a purchaser or transferee that is deemed to make these same representations, warranties and agreements with respect to its purchase of such ADSs.

UNDERWRITERS

The global offering consists of (i) an international offering of our preferred shares, offered directly or in the form of ADSs, in the United States and elsewhere outside of Brazil and (ii) a Brazilian offering of our preferred shares, within Brazil.

International offering

We, the Selling Shareholders and the international underwriters named below will enter into an international underwriting and placement agreement with respect to the preferred shares, including in the form of ADSs, being offered in the international offering. Under the terms and subject to the conditions of the international underwriting and placement agreement, each international underwriter, [for whom [Morgan Stanley & Co. LLC, Itaú BBA USA Securities, Inc., Goldman, Sachs & Co. and Santander Investments Securities Inc. are acting as representatives,] have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the numbers of ADSs set forth in the following table.

International Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Itaú BBA USA Securities, Inc.
Goldman, Sachs & Co.
Santander Investment Securities Inc.
Banco do Brasil Securities LLC
Raymond James & Associates, Inc.
Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States)

Total

The international underwriters are committed to take and pay for all of the ADSs offered by us and the Selling Shareholders if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter were to default, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to take or pay for the ADSs covered by the option of [•] described below.

Brazilian offering and placement of preferred shares

We and the Selling Shareholders will also enter into a Brazilian underwriting agreement with Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A, BB-Banco de Investimento S.A. and Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda. and, as intervening party, the BM&FBOVESPA, providing for the concurrent offer and sale of preferred shares in a public offering in Brazil, by way of a separate Brazilian prospectus in Portuguese, including a Formulário de Referência. Each of the international offering and the Brazilian offering is conditioned on the closing of the other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specific matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of preferred shares and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any preferred shares or distribute any prospectus relating to the preferred shares to any person outside Brazil or to any other dealer who does not so agree.

These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell preferred shares between their respective underwriting syndicates. The number of preferred shares actually allocated to each offering may differ from the amount offered due to the reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting and placement agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of preferred shares sold to investors located outside Brazil. The Brazilian underwriters will sell preferred shares to investors located within Brazil and, and through the international underwriters in their capacity as placement agents, to other U.S. and international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and CVM. [The Brazilian underwriting agreement provides that, if any of the preferred shares covered by such agreement are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions.] Subject to the terms of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of preferred shares listed next to its name in the following table:

Brazilian Underwriters	Number of Preferred shares
Banco Morgan Stanley S.A.
Banco Itaú BBA S.A.
Goldman Sachs do Brasil Banco Múltiplo S.A.
Banco Santander (Brasil) S.A
BB-Banco de Investimento S.A.
Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda.

Total

Option

We and the Selling Shareholders are granting the international underwriters an option, exercisable by [•] at its sole discretion upon prior written notice to the other international underwriters, at any time for a period of 30 days from, and including, the first day of trading of the preferred shares on the BM&FBOVESPA, to purchase up to [•] additional preferred shares, in the form of ADSs, minus the number of preferred shares sold by us [and the Selling Shareholders] pursuant to the Brazilian underwriters’ option referred to below, at the initial public offering price, solely to cover over-allotments, if any, provided that the decision to over-allocate the preferred shares (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters. If any such ADSs are purchased with this option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased with this option, the international underwriters will offer the additional ADSs on the same terms as those ADSs that are being offered pursuant to the international offering.

We and the Selling Shareholders have also granted the Brazilian underwriters an option, exercisable by [•] at its sole discretion upon prior written notice to the other Brazilian underwriters, at any time for a period of 30 days from and including, the first day of trading of the preferred shares on the BM&FBOVESPA, to place up to an additional [•] preferred shares, minus the number of preferred shares in the form of ADSs sold pursuant to the international underwriters’ option, solely to cover over-allotments, if any, provided that the decision to over-allocate the preferred shares (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters. If any such preferred shares are purchased with this option, the Brazilian underwriters will purchase the preferred shares in approximately the same proportion as shown in the table above. If any additional preferred shares are purchased with this option, the Brazilian underwriters will offer the additional preferred shares on the same terms as those preferred shares that are being offered pursuant to the Brazilian offering.

Underwriting discounts and commissions

The international underwriters and Brazilian underwriters propose to offer the ADSs and the preferred shares, as the case may be, directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of U.S.$         per ADS and R$         per preferred share. Any such dealers may resell ADSs or preferred shares, as the case may be, to certain other brokers or dealers at a discount of up to U.S.$         per ADS and R$         per preferred share from the offering price. After the initial public offering, the offering price and other selling terms may be changed. The offering of the ADSs and the preferred shares, as the case may be, by the international underwriters and the Brazilian underwriters is subject to receipt and acceptance and subject to the international underwriters and Brazilia underwriters’ right to reject any order in whole or in part.

The underwriting fee in connection with the offering of ADSs is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the Selling Shareholders. The underwriting fee is U.S.$ per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the international underwriters in the international offering, assuming no exercise of the option to purchase additional ADSs.

	No Exercise	Full Exercise
Per ADS	U.S.$	U.S.$

Total	U.S.$	U.S.$

The underwriting fee in connection with the offering of preferred shares is equal to the public offering price per preferred share less the amount paid by the Brazilian underwriters to us and the Selling Shareholders. The underwriting fee is R$         per preferred share. The following table shows the per preferred share and total underwriting discounts and commissions to be paid to the Brazilian underwriters in the Brazilian offering, assuming no exercise of the option to purchase additional preferred shares.

	No Exercise	Full Exercise
Per Preferred Share	R$	R$

Total	R$	R$

We estimate that the total expenses of the global offering, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately U.S.$[•].

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the global offering. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters and selling group members that may take Internet distributions on the same basis as other allocations.

No sale of similar securities

[We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission or similar Brazilian regulatory authority a registration statement under the Securities Act or Brazilian corporate law, as the case may be, relating to, any of our shares or ADSs or any securities convertible into or exchangeable or exercisable for such securities (including, without limitation, our shares or ADSs), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our shares or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply: (A) to preferred shares in the form of ADSs to be sold in the international offering; (B) to preferred shares to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement; (C) to preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein; (D) in connection with the market maker activities, or (E) the loan of a certain number of preferred shares, in order to allow the stabilization of the preferred shares as provided in the Brazilian underwriting agreement.

In addition, the Selling Shareholders and certain of our directors and executive officers have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares or ADSs or any securities convertible into or exercisable or exchangeable into such securities (including, without limitation our shares or ADSs), or such other securities which may be deemed to be beneficially owned by such Selling Shareholders, directors and executive officers in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares or ADSs or such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any of our shares or ADSs or any security convertible into or exercisable or exchangeable for our shares or ADSs. These restrictions do not apply: (A) to preferred shares in the form of ADSs to be sold in the international offering; (B) to preferred shares to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement, (C) to preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein, (D) in connection with market maker activities or (E) the loan of a certain number of preferred shares, in order to allow the stabilization of the preferred shares as provided in the Brazilian underwriting agreement. The international underwriters, in their sole discretion, may release the preferred shares, ADSs, and other securities subject to the lock-up agreements described above in whole or in part at any time.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, we, the Selling Shareholders and our directors and executive officers may not sell and/or offer to sell any common or preferred shares of our company or derivatives of such securities which we or they hold immediately after this global offering, for six months after the publication in Brazil of the announcement of commencement of this global offering. Following this six-month period, we, the Selling Shareholders and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40% of the securities that each of we or they hold immediately after this global offering.

Indemnification

We and the Selling Shareholders have both agreed to indemnify the several international underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “[•].” We have also applied to list our preferred shares on the Level 2 segment of BM&FBOVESPA, under the symbol “[•].”

Price stabilization and short positions

In connection with the international offering, the international underwriters, through [•] acting as the international stabilization agent, may engage in stabilizing transactions, which involves making bids for, purchasing and selling preferred shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs or preferred shares while this global offering is in progress. These stabilizing transactions may include making short sales of the preferred shares, including in the form of ADSs, which involves the sale by the international underwriters of a greater number of preferred shares than the number of preferred shares in the form of ADSs than they are required to purchase in this global offering, and purchasing preferred shares, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than international underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing preferred shares, including in the form of ADSs, in the open market. In making this determination, the international underwriters will consider, among other things, the price of preferred shares available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the preferred shares or the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase preferred shares, including in the form if ADSs in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase preferred shares, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, they may be required to sell those ADSs as part of the international offering or to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our preferred shares or the ADSs or preventing or retarding a decline in the market price of our preferred shares and the ADSs, and, as a result, the price of our preferred shares and the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters, through [•] acting as the Brazilian stabilization agent, may engage in transactions on the BM&FBOVESPA that stabilize, maintain or otherwise affect the price of the preferred shares. In addition, it may bid for, and purchase, preferred shares in the open market to cover short positions or stabilize the price of our preferred shares. These stabilizing transactions may have the effect of raising or maintaining the market price of our preferred shares or preventing or retarding a decline in the market price of our preferred shares. As a result, the price of our preferred shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activities may be carried out for the period of 30 days from and including, the first day of trading of the preferred shares on the BM&FBOVESPA. A stabilization activities agreement, in the form approved by the CVM and the BM&FBOVESPA, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Prior to this global offering, there has been no public market for our ADSs or preferred shares. The public offering price will be determined by negotiations between us, the international underwriters and Brazilian underwriters. In determining the public offering price, we and the international and Brazilian underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the international underwriters and Brazilian underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this global offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the international underwriters and Brazilian underwriters and us.

Neither we nor the international underwriters can assure investors that an active trading market will develop for our ADSs or preferred shares, or that such ADSs or preferred shares will trade in the public market at or above the public offering price.

Other relationships

The international underwriters and their respective affiliates (including the Brazilian underwriters) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates (including certain Brazilian underwriters) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us (including aircraft financing) and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates (including certain Brazilian underwriters) may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, as of the date of this prospectus, Banco do Brasil S.A., an affiliate of Banco do Brasil Securities LLC and BB-Banco de Investimento S.A., holds the entire outstanding principal amount of R$300.0 million non-convertible debentures issues by our subsidiary Azul Linhas. For additional information on these debentures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings.”

The international underwriters and/or their affiliates (including the Brazilian underwriters) may enter into derivative transactions in connection with our preferred shares or ADSs, acting at the order and for the account of their clients. The international underwriters and/or their affiliates (including the Brazilian underwriters) may also purchase some of our preferred shares or ADSs offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or other terms of the offering without, however, creating an artificial demand during the offering. The international underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

The preferred shares, including in the form of ADSs, offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any preferred shares or ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49 (2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Our preferred shares, including in the form of ADSs, are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our preferred shares, including in the form of ADSs, described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the preferred shares, including in the form of ADSs, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such securities to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the preferred shares, including in the form of ADSs, to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No preferred shares, including in the form of ADSs, have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et financier and applicable regulations thereunder. None of this prospectus or any other materials related to the offering or information contained herein or therein relating to the preferred shares, including in the form of ADSs, has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The preferred shares, including in the form of ADSs, will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Ireland

The preferred shares, including in the form of ADSs, will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the preferred shares, including in the form of ADSs, has not been registered pursuant to Italian securities legislation and, accordingly, no preferred shares, including in the form of ADSs, may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the preferred shares, including in the form of ADSs, in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the preferred shares, including in the form of ADSs, or distribution of copies of any document relating to the preferred shares, including in the form of ADSs, will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per le Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the preferred shares, including in the form of ADSs, or any document relating to the preferred shares, including in the form of ADSs, in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the preferred shares, including in the form of ADSs, in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the preferred shares, including in the form of ADSs, are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of preferred shares, including in the form of ADSs, who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the preferred shares, including in the form of ADSs, were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The preferred shares, including in the form of ADSs, may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of preferred shares, including in the form of ADSs, is publicly announced that the offer is exclusively made to said individuals or legal entities.

Portugal

No document, circular, advertisement or any offering material in relation to the preferred shares, including in the form of ADSs, has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No preferred shares, including in the form of ADSs, may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the preferred shares, including in the form of ADSs, as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the preferred shares, including in the form of ADSs, have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the preferred shares, including in the form of ADSs, by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the preferred shares, including in the form of ADSs, in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the preferred shares, including in the form of ADSs, in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Spain

The preferred shares, including in the form of ADSs, have not been registered with the Spanish National Commission for the Securities Market and, therefore, no preferred shares, including in the form of ADSs may be publicly offered, sold or delivered, nor any public offer in respect of the preferred shares, including in the form of ADSs, made, nor may any prospectus or any other offering or publicity material relating to the preferred shares, including in the form of ADSs, be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus, as well as any other material relating to the preferred shares, including in the form of ADSs, which are the subject of the international offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The preferred shares, including in the form of ADSs, will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the preferred shares, including in the form of ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The preferred shares, including in the form of ADSs, are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the preferred shares, including in the form of ADSs, with the intention to distribute them to the public). The investors will be individually approached by the international underwriters from time to time. This document, as well as any other material relating to the preferred shares, including in the form of ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the international offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

This prospectus is not a formal disclosure document and has not been, nor will it be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the preferred shares, including in the form of ADSs.

The preferred shares, including in the form of ADSs, are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The international offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the preferred shares, including in the form of ADSs, has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the preferred shares, including in the form of ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the preferred shares, including in the form of ADSs, shall be deemed to be made to such recipient and no applications for the preferred shares, including in the form of ADSs, will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the preferred shares, including in the form of ADSs, you undertake to us that, for a period of 12 months from the date of issue of the preferred shares, including in the form of ADSs, you will not transfer any interest in the preferred shares, including in the form of ADSs, to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

China

The preferred shares, including in the form of ADSs, may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the preferred shares, including in the form of ADSs, may be supplied to the public in China or used in connection with any offer for the subscription or sale of preferred shares, including in the form of ADSs, to the public in China. The preferred shares, including in the form of ADSs, may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any preferred shares, including in the form of ADSs, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the preferred shares, including in the form of ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to preferred shares, including in the form of ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Japan

The preferred shares, including in the form of ADSs, have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and, accordingly, no offer or sale of any preferred shares, including in the form of ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, or MAS under the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly, the preferred shares, including in the form of ADSs, may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such preferred shares, including in the form of ADSs, be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased preferred shares, including in the form of ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and preferred shares of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the preferred shares, including in the form of ADSs, under Section 275 of the Securities and Futures Act except:

•

to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is or will be given for the transfer;

•	by operation of law; or

•	as specified in Section 276(7) of the Securities and Futures Act.

South Korea

The preferred shares, including in the form of ADSs, have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The preferred shares, including in the form of ADSs, may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the preferred shares, including in the form of ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The preferred shares, including in the form of ADSs, may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the preferred shares, including in the form of ADSs,.

Kuwait

The preferred shares, including in the form of ADSs, have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the preferred shares, including in the form of ADSs, in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the preferred shares, including in the form of ADSs.

Qatar

This global offering of preferred shares, including in the form of ADSs, does not constitute a public offer of securities in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The preferred shares, including in the form of ADSs, are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such preferred shares, including in the form of ADSs, or have sufficient knowledge of the risks involved in an investment in such preferred shares, including in the form of ADSs, or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The preferred shares, including in the form of ADSs, have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the preferred shares, including in the form of ADSs, in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The preferred shares, including in the form of ADSs, to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the preferred shares, including in the form of ADSs, offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the preferred shares or ADSs pursuant to the offering should note that the offer of the preferred shares, including in the form of ADSs, is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The preferred shares, including in the form of ADSs, may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of preferred shares, including in the form of ADSs, is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired preferred shares, including in the form of ADSs, pursuant to this exempt offer may not offer or sell preferred shares, including in the form of ADSs, to any person (referred to as a transferee) unless the price to be paid by the transferee for such preferred shares, including in the form of ADSs, equals or exceeds SR1 million. (b) If the provisions of paragraph

(a) cannot be fulfilled because the price of the preferred shares, including in the form of ADSs, being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the preferred shares, including in the form of ADSs, to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the preferred shares, including in the form of ADSs, if he/she sells his entire holding of the preferred shares, including in the form of ADSs, to one transferee.

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina, and neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

Colombia

The preferred shares, including in the form of ADSs, have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the preferred shares, including in the form of ADSs, may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Mexico

The preferred shares, including in the form of ADSs, have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the preferred shares, including in the form of ADSs, in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The preferred shares, including in the form of ADSs, have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores). However, the preferred shares, including in the form of ADSs, have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Chile

The preferred shares, including in the form of ADSs, are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the preferred shares, including in the form of ADSs, do not constitute a public offer of, or an invitation to subscribe for or purchase, the preferred shares, including in the form of ADSs, in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the international offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)
Securities and Exchange Commission registration fee	U.S.$	[•]
NYSE listing fee	U.S.$	[•]
Financial Industry Regulatory Authority filing fee	U.S.$	[•]
Printing and engraving expenses	U.S.$	[•]
Legal fees and expenses	U.S.$	[•]
Accounting fees and expenses	U.S.$	[•]
Miscellaneous costs	U.S.$	[•]

Total	U.S.$	[•]

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the international offering. [•] will pay a total of [•] in respect of underwriting discounts and commissions and certain expenses of the offering, assuming full exercise of the over allotment option.

VALIDITY OF SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Shearman & Sterling LLP, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil.

EXPERTS

Ernst &Young Terco Auditores Independentes S.S. have audited our audited consolidated financial statements at December 31, 2012, 2011 and 2010, and for each of the three years in the period ended December 31, 2012, as set forth in their report. We have included our audited consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on their report, given on their authority as experts in accounting and auditing.

Ernst &Young Terco Auditores Independentes S.S have audited the financial statements of TRIP at November 30, 2012, December 31, 2011, December 31, 2010 and January 1, 2010, and for the period ending November 30, 2012 and each of the two years in the period ended December 31, 2011, as set forth in their report. We have included TRIP’s financial statements in this prospectus and elsewhere in the registration statement in reliance on their report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this global offering we will be subject to the informational requirements of the Exchange Act, that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, Brazil, or by phone at the number +55 (11) 4831-2880, Attention: Investor Relations Department.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Brazil. Substantially all of our directors and officers and certain of the experts named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws.

One of our subsidiaries, Canela Investments LLC, is a limited liability company incorporated under Delaware law. Canela Investments LLC is the parent company of nine aircraft operating companies, each of which is also incorporated in Delaware, that finance and operate a total of 20 of our aircraft. Judgments against us could be enforced against these U.S. assets.

A judgment obtained outside Brazil against us, the Selling Shareholders, our directors and officers, or the experts named in this prospectus, would be enforceable in Brazil, without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment (i) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted; (ii) is issued by a court of competent jurisdiction after proper service of process was made in accordance with Brazilian law; (iii) is not subject to appeal; (iv) is for the payment of a sum certain; (v) is authenticated by a Brazilian consular office in the country where the foreign judgment was issued and is accompanied by a sworn translation into Portuguese; and (vi) is not contrary to Brazilian national sovereignty, public policy or public morality.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must be sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiçia. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

In addition, under the regulations of the Level 2 segment of BM&FBOVESPA, any disputes between us and any shareholder, officer and/or director regarding his or her shares in our company must be submitted to arbitration conducted in accordance with rules of the Market Arbitration Chamber of BM&FBOVESPA.

We have appointed National Corporate Research, Ltd. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Azul S.A.
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Statements of Financial Position at December 31, 2012, 2011 and 2010	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2011 and 2010	F-7
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2011 and 2010	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-9
Notes to Consolidated Financial Statements	F-10

Audited Financial Statements of TRIP Linhas Aéreas S.A.
Independent Auditor’s Report	F-67
Statements of Financial Position at November 30, 2012, December 31, 2011, December 31, 2010 and January 1, 2010	F-69
Statements of Operations for the period from January 1, 2012 through November 30, 2012 and for the Years Ended December 31, 2011 and 2010	F-70
Statements of Comprehensive Income (Loss) for the period from January 1, 2012 through November 30, 2012 and for the Years Ended December 31, 2011 and 2010	F-71
Statements of Changes in Equity for the period from January 1, 2012 through November 30, 2012 and for the Years Ended December 31, 2011 and 2010	F-72
Statements of Cash Flow for the period from January 1, 2012 through November 30, 2012 and for the Years Ended December 31, 2011 and 2010	F-73
Notes to Financial Statements	F-74

Consolidated

Financial Statements

Azul S.A.

December 31, 2012, 2011 and 2010

with Report of Independent Registered

Public Accounting Firm

AZUL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Azul S.A.

We have audited the accompanying consolidated statement of financial position of Azul S.A. as of December 31, 2012, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Azul S.A. at December 31, 2012, 2011 and 2010 and the related results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“ IASB”).

São Paulo, Brazil

March 25, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-8

Luciano Neris

AZUL S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

	2012	2011	2010
Assets
Current assets
Cash and cash equivalents (Note 6)	271,116	131,664	96,909
Restricted cash (Note 7)	84,288	—	—
Short-term investments (Note 8)	10,672	9,631	10,744
Restricted investments (Note 9)	85,777	31,034	—
Trade and other receivables (Note 10)	406,697	260,243	67,375
Inventories (Note 11)	66,954	18,968	10,178
Taxes recoverable	24,127	11,741	7,349
Derivative financial instruments (Note 23)	1,029	9,164	782
Prepaid expenses (Note 12)	34,587	22,013	3,156
Other current assets	26,736	958	588

Total current assets	1,011,983	495,416	197,081

Non-current assets
Restricted investments (Note 9)	15,543	19,376	41,338
Security deposits and maintenance reserves (Note 14)	275,573	88,216	52,692
Prepaid expenses (Note 12)	29,586	19,162	6,868
Other non-current assets	76,214	2,815	2,499
Property and equipment (Note 15)	2,478,049	1,322,057	911,302
Intangible assets (Note 16)	864,837	16,961	12,175

Total non-current assets	3,739,802	1,468,587	1,026,874

Total assets	4,751,785	1,964,003	1,223,955

Liabilities and shareholders’ equity
Current liabilities
Loans and debentures (Note 18)	660,268	165,706	73,329
Loans—reclassified as current due to default (Note 18)	87,162	—	—
Accounts payable	464,277	197,411	97,172
Air traffic liability (Note 19)	391,126	136,568	94,901
Salaries, wages and benefits	124,308	48,659	24,285
Insurance premiums payable	22,201	14,507	1,296
Taxes payable	90,281	13,530	10,708
Other financial liabilities (Note 5)	116,248	—	—
Derivative financial instruments (Note 23)	13,093	6,855	32,428
Other accounts payable	—	—	2,653

Total current liabilities	1,968,964	583,236	336,772

Non-current liabilities
Loans and debentures (Note 18)	2,241,745	1,273,875	706,852
Derivative financial instruments (Note 23)	47,027	45,148	—
Deferred income taxes (Note 17)	82,840	—	—
Provision for legal claims (Note 29)	43,966	2,762	467
Provision for return of aircrafts and engines (Note 20)	16,212	600	—

Total non-current liabilities	2,431,790	1,322,385	707,319

Shareholders’ equity
Issued capital (Note 21)	473,968	400,708	400,708
Capital reserve (Note 21)	414,897	9,869	5,365
Accumulated other comprehensive loss (Note 21)	(39,587)	(24,790)	(4,255)
Accumulated losses	(498,247)	(327,405)	(221,954)

	351,031	58,382	179,864

Total liabilities and shareholders’ equity	4,751,785	1,964,003	1,223,955

The accompanying notes are an integral part of these financial statements.

AZUL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

	2012	2011	2010
Operating revenue (Note 25)
Passenger revenue	2,454,651	1,558,256	786,721
Other revenue	262,704	162,971	84,409

Total revenue	2,717,355	1,721,227	871,130
Operating expenses
Aircraft fuel	(1,073,261)	(684,442)	(341,006)
Salaries, wages and benefits	(510,435)	(345,511)	(189,997)
Aircraft and other rent	(229,393)	(109,069)	(68,733)
Landing fees	(156,468)	(78,016)	(38,651)
Traffic and customer servicing	(130,076)	(96,054)	(54,289)
Sales and marketing	(131,708)	(93,498)	(54,004)
Maintenance materials and repairs	(126,817)	(60,915)	(33,228)
Depreciation and amortization	(106,013)	(87,541)	(51,258)
Other operating expenses	(244,543)	(141,085)	(90,807)

	(2,708,714)	(1,696,131)	(921,973)
Operating income (loss)	8,641	25,096	(50,843)

Financial result (Note 26)
Financial income	9,715	13,360	6,475
Financial expense	(162,675)	(114,373)	(55,691)
Derivative financial instruments	10,009	3,402	(2,867)
Foreign currency exchange, net	(37,659)	(32,936)	5,359

Loss before income tax and social contribution	(171,969)	(105,451)	(97,567)

Deferred income tax and social contribution (Note 17)	1,127	—	—

Loss for the year	(170,842)	(105,451)	(97,567)

Basic and diluted loss per common share—R$ (Note 22)	(0.03)	(0.02)	(0.02)

Basic and diluted loss per preferred share—R$ (Note 22)	(2.53)	(1.61)	(1.49)

The accompanying notes are an integral part of these financial statements.

AZUL S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

	2012	2011	2010
Loss for the year	(170,842)	(105,451)	(97,567)
Net movement on cash flow hedges	(14,797)	(20,535)	(4,255)

Total comprehensive loss for the year	(185,639)	(125,986)	(101,822)

The accompanying notes are an integral part of these financial statements.

AZUL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Accumulated other comprehensive loss (cash flow hedge reserve)	Accumulated losses	Total
December 31, 2009	400,708	3,116	—	(124,387)	279,437
Share-based payment	—	2,249	—	—	2,249
Total comprehensive loss	—	—	(4,255)	(97,567)	(101,822)

December 31, 2010	400,708	5,365	(4,255)	(221,954)	179,864
Share-based payment	—	4,504	—	—	4,504
Total comprehensive loss	—	—	(20,535)	(105,451)	(125,986)

December 31, 2011	400,708	9,869	(24,790)	(327,405)	58,382
Shares issued on acquisition of TRIP—Note 21	73,260	401,266	—	—	474,526
Share-based payment	—	3,762	—	—	3,762
Total comprehensive loss	—	—	(14,797)	(170,842)	(185,639)

December 31, 2012	473,968	414,897	(39,587)	(498,247)	351,031

The accompanying notes are an integral part of these financial statements.

AZUL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

	2012	2011	2010
Cash flows from operating activities
Loss for the year	(170,842)	(105,451)	(97,567)
Adjustments to reconcile net loss to cash flows provided (applied in) operating activities
Depreciation and amortization	106,013	87,541	51,258
Write-off of leasehold improvements	9,169	—	—
Results from derivative financial instruments	9,644	(7,343)	2,263
Share-based payment	3,762	4,504	2,249
Interest and exchange variations on assets and liabilities	148,606	130,185	27,353
Allowance for doubtful accounts, net	(572)	902	734
Provision for legal claims	4,714	2,295	467
Provision for obsolescence	2,966	1,696	582
Provision for return of aircrafts and engines	7,059	600	—
Deferred income tax and social contribution	(1,127)	—	—
Changes in operating assets and liabilities
Trade and other receivables	(31,092)	(193,770)	(7,797)
Inventories	(8,575)	(10,486)	(2,827)
Security deposits and maintenance reserves	(86,621)	(26,274)	(25,365)
Prepaid expenses	(22,998)	(31,151)	(1,421)
Recoverable taxes	(7,670)	(4,392)	(48)
Other assets	(7,919)	(686)	9,091
Accounts payables	(82,298)	100,239	48,302
Salaries, wages and benefits	16,900	24,374	12,865
Insurance premiums payable	4,569	13,211	(3,513)
Taxes payable	9,612	2,822	6,894
Air traffic liability	193,787	41,667	34,222
Other accounts payable	—	(2,653)	(4,466)
Interest paid	(115,051)	(86,407)	(41,108)

Net cash provided by (used in) operating activities	(17,964)	(58,577)	12,168

Cash flows from investing activities
Short-term investment	—	2,166	(10,744)
Restricted investments	(18,401)	(9,072)	(20,652)
Restricted cash	(28,403)	—	—
Acquisition of subsidiary, net of cash acquired	104,288	—	—
Capital expenditures	(449,449)	(503,082)	(388,518)

Net cash used in investing activities	(391,965)	(509,988)	(419,914)
Cash flows from financing activities
Issue of debentures	98,340	297,043	—
Loans
Proceeds	637,596	496,029	405,391
Repayment	(186,555)	(304,657)	(67,444)
Sales and leaseback	—	114,905	—

Net cash provided by financing activities	549,381	603,320	337,947

Increase (decrease) in cash and cash equivalents	139,452	34,755	(69,799)
Cash and cash equivalents at the beginning of the year	131,664	96,909	166,708
Cash and cash equivalents at the end of the year	271,116	131,664	96,909

Supplementary information on cash flows:
Non cash investing activities
Total consideration for acquisition of TRIP through issuance of shares	590,774	—	—

The accompanying notes are an integral part of these financial statements.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

Azul S.A (the “Company”) is a corporation headquartered in Barueri, in the state of São Paulo, Brazil. As of December 31, 2012, the Company was formally denominated Azul TRIP S.A.. The Company was incorporated on January 3, 2008 a holding company for providers of airline passenger and cargo services. Details of subsidiaries are shown below:

a)	Azul Linhas Aéreas Brasileiras S.A. (“subsidiary”), a 100% owned subsidiary incorporated on January 3, 2008, which has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008.

b)	On February 28, 2008, the Company acquired 100% of the equity in a special purpose entity Canela Investments LLC (“Canela”), headquartered in the state of Delaware, United States of America, which was incorporated for acquiring aircraft abroad and leasing them to the subsidiary, Azul Linhas Aéreas Brasileiras S.A.

c)	On May 25, 2012, the shareholders of TRIP Linhas Aéreas S.A. (TRIP) and Azul S.A. signed an agreement for the acquisition of 100% of the share capital of TRIP by Azul S.A.. TRIP is a company that operates passenger and cargo air transportation in Brazil and was founded on February 18, 1997.

On August 15, 2012 during an Extraordinary Shareholders’ Meeting on which date the Company and shareholders of TRIP Linhas Aéreas S.A.(TRIP) agreed to the acquisition of TRIP by the Company.

On November 22, 2012, the Brazilian National Civil Aviation Agency (“ANAC”) approved the incorporation of TRIP into the Company, which became the 100% shareholder of TRIP. On this date, the Company took control of the financial and operating policies of TRIP.

The Council of the Administrative Council Economic Defense (“CADE”) gave pre-approval of the acquisition in November 30, 2012. Final CADE approval was received on March 6, 2013, however this approval requirement was assessed as being perfunctory by management for the purposes of assessing control given that pre-approval by the CADE Council and approval by ANAC had already occurred.

In March 2013 the company refinanced its debentures with Banco do Brasil, which moved the first principle payment to July 2014. The Company has an additional R$138 million in approved credit that was unused as of December 31, 2012, and the administration believes that the Company’s current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months. (See Note 18.1).

Additionally, in 2012, the Company repaid R$97M related to working capital loans, which freed up R$24M worth of credit card receivables collaterals. This amount will allow us to raise approximately R$72M in new credit lines, as we can leverage three times the value of these freed up collaterals.

2.	Basis of presentation of financial statements

The financial statements were approved in the executive board meeting held on March 25, 2013.

The consolidated financial statements were prepared in Brazilian Reais, which is the functional currency of the Company. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company has adopted all standards and interpretations issued by the IASB and the IFRS Interpretations Committee that were in effect on December 31, 2012. The financial statements were prepared using the historical cost basis, except for valuation of certain financial instruments which are measured at fair value.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies

3.1	Basis for consolidation

The consolidated financial statements are composed of the financial statements for the Company on December 31, 2012, 2011 and 2010, presented below:

	Interest
	Base date of the consolidated financial statements
Azul Linhas Aéreas Brasileiras S.A. (“Azul”)	December 31, 2012, 2011 and 2010	100%
Canela Investments LLC (“Canela”)	December 31, 2012, 2011 and 2010	100%
TRIP Linhas Aéreas S.A. (“TRIP”)	December 31, 2012(*)	100%

(*)	TRIP is consolidated from November 30, 2012, the date in which the Company obtained control of the company’s operating and financial policies.

Subsidiaries are fully consolidated from the date of their acquisition and/or their incorporation with the former being the date when the Company obtained control, and continue to be consolidated until the date when control ceases to exist. All balances, revenue and expenses, arising from intercompany transactions are eliminated in the consolidated financial statements.

3.2	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short term cash commitments and not for investments or other purposes. The Company consider as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company includes instruments with maturities when purchased of less than three months as cash equivalents.

3.3	Financial instruments—initial recognition and subsequent measurement

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale, or derivatives classified as effective hedge instruments, as applicable.

The Company determines the classification of its financial assets upon initial recognition when it becomes party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

The financial assets of the Company include cash and cash equivalent, short-term investments, restricted investments, trade and other receivables, loans and other receivables, as well as derivative financial instruments.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3	Financial instruments—initial recognition and subsequent measurement (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification.

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of short term sale. This category includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Financial assets at fair value through profit or loss are presented on the balance sheet at fair value, with corresponding gains or losses recognized in the statements of operations.

The Company classifies financial assets at fair value through profit or loss, because they intend to trade them in the short term. When the Company is unable to trade these financial assets due to inactive markets, and management’s intention of selling them in the near future undergoes significant changes, the Company may choose to reclassify them. Reclassification to loans and receivables, available for sale or held to maturity depends on the nature of the asset. Financial assets designated at fair value through profit or loss using the fair value option at the moment of presentation cannot be reclassified after initial recognition.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed in an active market. After initial measurement, these financial assets are recorded at amortized cost using the effective interest method, less impairment losses. The amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. The amortization of the effective interest method is recorded as financial income in the statements of operations. Impairment losses are recognized as financial expenses in the statements of operations.

Derecognition

Financial assets (or, where appropriate, part of a financial asset or part of a group of similar financial assets) are written-off when:

•	The rights to receive cash flows from the assets have expired;

•

The Company has transferred their rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or retained substantially all the risks and benefits related to the assets, but has transferred control of the assets.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3	Financial instruments—initial recognition and subsequent measurement (Continued)

When the Company has transferred their rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company.

In this case, the Company also recognizes an associated liability. The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

(ii)	Impairment of financial assets

At every balance sheet date, the Company assesses if there is any objective evidence of impairment of financial assets or groups of financial assets. A financial asset or group of financial assets is considered impaired, if there is objective evidence of a lack of recoverability as the result of one or more events that occurred after initial recognition (“loss event”) and when this event has an impact on future estimated cash flows of a financial asset that can be reasonably estimated.

Evidence of impairment loss may include an indication that counterparties are experiencing significant financial difficulty, late payments, defaults, bankruptcy or a likelihood that these entities will file for bankruptcy or other types of financial reorganization.

Financial assets at amortized cost

In relation to financial assets shown at amortized cost, the Company initially assesses if there is clear evidence of impairment loss for each financial asset that is individually significant, or groups of financial assets that are not individually significant but remain significant as a whole. If the Company concludes that there is no evidence of any impairment loss on an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed in relation to impairment losses. Assets that are individually assessed for impairment losses and for which an impairment loss continues to be recognized are not included in any collective assessment of impairment losses.

When there is clear evidence of an incurred impairment loss, the amount is measured as the difference between the book value of the assets and present value of estimated future cash flows (excluding future expected credit losses not yet incurred). The present value of estimated future cash flows is discounted by the original effective interest rate for financial assets. When a loan has a floating interest rate, the discount rate for measuring any impairment loss is current effective interest rate.

The book value of the assets is reduced through a provision and the loss is recognized in the statements of operations. Interest income continues to be calculated on the reduced book value based on the original effective interest rate for the asset. The loans, together with the corresponding allowances are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3	Financial instruments—initial recognition and subsequent measurement (Continued)

written-off when there is no realistic prospect of their future recovery and all collateral has been realized or transferred to the Company. If in a subsequent year, the impairment loss amount increases or decreases due to an event after the recognition of impairment loss, the loss that was previously recognized is increased or reduced by adjusting the provision. Any future recovery of the written-off amount is recognized in the statements of operations.

(iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowing, or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are initially recognized at fair value less, in the case of loans, financing, and debentures, directly related transaction costs.

Financial liabilities of the Company include accounts payable and other accounts payable, overdraft balances, loans, financing and debentures, security deposits, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of short term settlement. This category includes derivative financial instruments contracted by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Gains and losses in liabilities held for trading are recognized in the statements of operations.

Loans and borrowings (including debentures)

After initial recognition, loans, financing and debentures subject to interest are subsequently measured at amortized cost, using the effective interest rate recognized in the statements of operations

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled, or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3	Financial instruments—initial recognition and subsequent measurement (Continued)

modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of operations.

(iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount represented in the consolidated financial position if, and only if, there is a currently enforceable, legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liability simultaneously.

(v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the balance sheet date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 23.

3.4	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments relating to currency forward contracts options, commodities (WTI) forward contracts, and interest rate swaps to hedge against both foreign exchange rate risk and interest rate risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative is contracted and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative. Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements are not treated as, containing derivative financial instruments.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the statements of operations for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive income (loss). These gains or losses are then recorded in the statements of operations at the time settlement of the hedged item affects profit and loss.

The following classifications are used for hedge accounting purposes:

•	fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.4	Derivative financial instruments and hedge accounting (Continued)

•

cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

•	hedge of net investment in a foreign operation.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the statements of operations. The gain or loss from the hedged item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the statements of operations.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of operations.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of operations. The accumulated balance in the balance sheet resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against exposure to changes in fair value of some of its aircraft financing, fixed between 4.5% and 5.5% per annum. See Note 23 for details.

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive income (loss) while any ineffective portion of the hedge is recognized immediately in financial income (expenses).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.4	Derivative financial instruments and hedge accounting (Continued)

The amounts recorded in other comprehensive income (loss) are transferred to the statement of operations when the hedged transaction affects, profit or loss for example when the financial income or expense being hedged is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive income are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive income are transferred to the statement of operations. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive income remains deferred in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses swap contracts to hedge against its exposure to any increase risk in interest rates related to its operating lease transactions.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•

When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•

Derivative instruments that are designated as and are effective hedge instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

3.5	Inventories

Inventories consist of aircraft maintenance parts and uniforms. The inventories are valued at cost or net realizable value, whichever is lower, net of any provision for obsolescence.

3.6	Taxes

Income tax and social contribution

Current tax assets and liabilities are measured at expected amount recoverable from or payable to tax authorities. Tax rates and tax laws used to calculate the amount are those that are in force or substantially in force on the balance sheet date in the countries where the Company operates and generates taxable profit. The Company does not have any tax exposure in countries other than Brazil.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.6	Taxes (Continued)

Current income tax and social contribution relating to items recognized directly in net equity are recognized in net equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and establishes provisions, if appropriate.

Deferred taxes

Deferred tax is recorded on temporary differences at the balance sheet date between the tax basis of assets and liabilities and their book values.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

when the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit or taxable profit or loss on the transaction date;

•

on the temporary tax differences related to investments in subsidiaries, where the period of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization except:

•

when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and

•

on deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each balance sheet date and written off to the extent that it is longer probable that taxable profits will be available to allow that all or part of the deferred tax assets be used. Unrecognized deferred tax assets are reassessed on each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow that the deferred tax assets be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on the balance sheet date.

Deferred tax relating to items recognized directly in other comprehensive loss or net equity is also recognized in other comprehensive loss or net equity and not in the statement of operations.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority. The rates of these taxes currently set for determining such deferred taxes, are 25% for income tax and 9% for social contribution.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.6	Taxes (Continued)

Sales taxes

Revenue, expenses and assets are recognized net of sales taxes and VAT, except:

•

when sales taxes levied on the purchase of goods or services are not recoverable with the tax authorities, in which case the sales tax is recognized as part of acquisition cost of assets or expense item as applicable; and

•	receivables and payables are presented including the sales tax amount.

The net value of sales taxes, recoverable or payable, is included as part of receivables or payables on the statement of financial position.

The revenue from sales of goods and services are subject to the following taxes and contributions:

•	State value added tax on goods and services—ICMS—levied on air cargo operations, at rates ranging from 4% to 19%.

•	Federal Contribution for Social Security Financing (COFINS) levied on passenger transport at the rate of 3% and at 7.6% on remaining revenue from air transport activity.

•	Federal Social Integration Program (PIS): levied on passenger transport at the rate of 0.65%, and at 1.65% on remaining revenue from air transport activity.

These are recorded as deductions from passenger and cargo transport and other revenues in the statements of operations.

The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency on the date of the transaction.

The assets and liabilities denominated in foreign currencies are translated at the exchange rate with the functional currency prevailing at the balance sheet date.

Non-monetary items measured in foreign currency or historical cost basis are translated using the effective exchange rate on the dates of original transactions. Non-monetary items measured at fair value in foreign currency are translated using the exchange rates in effect on the date of determination of fair value.

3.7	Property and equipment

Assets included in property and equipment are recorded at acquisition or construction cost that includes interest and other financial charges. Pre-payments for aircraft under construction including interest and finance charges incurred during the manufacture of the aircraft and improvements of are also recorded under property and equipment.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services. These credits are recorded as a reduction the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.7	Property and equipment (Continued)

cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and reduce operating lease expenses on a straight line basis during the term of the respective agreement.

Owned aircrafts are recorded at cost of acquisition and subjected to impairment testing, if there are impairment indicators. Aircraft equipment, rotables and tools including reparable spare parts with useful lives that exceed one year are recorded as property plan and equipment at cost of acquisition.

Aircraft lease agreements are accounted for as either operating or finance leases—see note 3.10.

Depreciation is calculated through the straight line method in accordance with the useful lives of the assets as follows:

Leasehold improvements	5 years
Computer equipment and peripherals	5 years
Aircraft	12 years
Engines	12 years
Heavy maintenance	3 years
Tools	10 years
Vehicles	5 years
Furniture and fixtures	10 years
Aircraft equipment	10 years
Simulator	5 years

The net book value and useful life of assets and the amortization methods are reviewed at the end of each year and adjusted prospectively, if applicable.

The Company considers that its aircraft have three major components: airframe, engines and heavy maintenance. The Company allocated a maintenance cost component to engines as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, determined in accordance with the period extending up to the next heavy maintenance or the useful life of the engines, whichever is lower.

Repairs and routine maintenance are charged as expenses during the period in which these are incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets for the Company. These maintenance costs are depreciated over useful lives determined in accordance with the period until the next scheduled significant maintenance.

The Company has a maintenance contract for its engines that covers all significant maintenance activity. The Company has a “power-by-the-hour” type contract, which establishes the rate for maintenance per hour flown, which will be paid in accordance with the total hours flown when maintenance occurs. These heavy maintenance costs are recorded as assets and depreciated over the useful life determined in accordance with the period extending to the next scheduled maintenance.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.9	Business Combinations

We account for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

3.10	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their useful lives and tested for impairment, whenever there is any indication of any loss in economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits of these assets are recorded by means of changes in the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of operations in the expense category consistent with the use of intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indicator that their carrying amount cannot be recovered, either individually or at the cash generating until level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains and losses resulting from the write-off of intangible assets are measured as the difference between the net value from the sale and the book value of assets and recognized in the statements of operations upon disposal of the assets.

In connection with the acquisition of TRIP, the Company identified airport operating rights as having indefinite useful lives. The fair value of Pampulha, Santos Dumont and Fernando de Noronha airports operating rights were capitalized at the acquisition date. Those rights were valued based on discounted future cash flows. These rights are considered to have indefinite useful lives due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.11	Impairment of non-financial assets

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is impaired. If any, such evidence is identified or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use. Recoverable amount is determined for an individual asset, unless that asset does not generate independent cash inflows. When the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

The Company operates as a single CGU.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.11	Leases

The leases of property and equipment in which the Company substantially hold the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, acknowledging from the outset a fixed asset and a financing liability (lease). Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

Aircraft held under finance leases are recorded based on the lower of the fair value of the aircraft and the present value of the minimum lease payments, discounted at an implicit interest rate when it is clearly identified in the lease agreement, or the market interest rate.

The assets are depreciated by the lowest value between the remaining economic useful life of the leased assets or the contractual term whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term.

Leases in which a significant portion of the ownership risks and benefits remain with lessor are classified as operating leases. Payments made for operating leases (including direct costs and incentives received from the lessor of each contract) are allocated to the statement of operations at the straight-line method during the lease term.

3.12	Security deposits and maintenance reserves

Aircraft and engine maintenance reserves

The maintenance deposits refer to payments made in U.S. dollars by the Company to lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable. These deposits are used to pay for the maintenances performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in the financial result. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.13	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Company expect that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations, net of any reimbursement.

The Company is parties to other judicial and administrative proceedings. Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

Lease contracts determine the condition that the Company must return leased aircraft and of projected future costs necessary to return the asset to an acceptable condition to satisfy the terms of the contracts, taking the current fleet and long term maintenance programs into account.

3.14	Employee benefits

(i)	Executive bonus

The Company sets up a provision for executive bonus, which is contingent upon the meeting of predefined goals and recorded in the statement of operations under Salaries, wages and benefits.

(ii)	Share-based payment

The Company offered their executives share-based payment plans, to be settled with Company shares, where the Company receive services provided by these professionals in consideration for equity instruments (share options).

The cost of equity settled awards with employees is measured based on the fair value as of the grant date. In order to determine fair value, the Company uses the Black-Scholes option pricing model. See further details in Note 28.

The cost of equity settled awards is recognized together with a corresponding increase in equity, over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will be vested. The expense or credit in the income statement for the period is recorded in ‘Salaries, wage and benefits’ and represents the change in the accumulated expense recognized in the period.

No expense is recognized for awards that do not vest, except for premiums in which the acquisition is subject to a market or non-vesting condition. These are treated as vesting, regardless of whether the market conditions are met or not, provided that all the other acquisition conditions are met.

When the terms of an equity settled award are modified, the minimum expense is that which would have been recognized had the terms not been modified. An additional expense is

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.14	Employee benefits (Continued)

recognized for any modification that increases the total fair value of the share based payment transaction or those otherwise benefits the employee, as measured at the date of modification.

When a premium for settlement with shares is canceled, it is treated as having vested on the cancellation date and any expense not recognized for the award is immediately recognized. This includes any award in which the non-vesting conditions within the control of the Company or the counterparty are not met. However, if a new plan replaces the plan canceled and designated as a replacement award on the date of grant, the canceled plan and the new plan are treated as if they were a modification to the original plan, as described in the previous paragraph.

3.15	Revenue recognition

Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not flown, corresponding to the advance ticket sales ( air traffic liability) are recorded as current liabilities. The tickets expire in one year. The Company recognizes revenue, upon departure of related schedule flight, from tickets fares that are expected to expire unused. The Company estimates the value of future reimbursements and exchanges, net of expired tickets once the flight date has already occurred. These estimates are based on historical data and experience from past events. The estimated future reimbursements and exchanges included in the account of advance ticket sales are compared monthly to reimbursements and exchange activities in order to monitor the reasonableness of the estimated future reimbursements and exchanges.

Other service revenues relate to change fees, excess luggage, cargo transportation, Espaço Azul fee, charter and other services, which are recognized when services are provided. Interest income is recognized as described in note 3.3.

3.16	Tudo Azul Program

The Company has a customer loyalty plan by granting credits to passengers, equivalent to 5% or 10% of value of the ticket purchased for use in future purchases of tickets, in accordance with the rules of Tudo Azul Program. The obligations under this program are recorded in current liabilities under “Air traffic liability” against passenger revenue in the income statement for the year.

3.17	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports used by decision makers in order to allocate funds to segments and assess their performance.

The operations of the Company consist of the provision of air transportation services in Brazil. The Company’s management makes fund allocation in order to improve the performance of the consolidated results. The main assets generating revenue of the Company are its aircraft, which are registered in Brazil. The other revenues are basically derived from cargo operations, installment sales, excess luggage, penalties for cancellation of tickets, and all items are directly attributed to air transport services.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.18	IFRS pronouncements not yet in force at December 31, 2012

We set out below the standards issued but not yet in force until the date of issuance of the Company’s consolidated financial statements. This list of standards and interpretations issued includes those that the Company reasonably expects will impact the disclosures, financial situation or performance upon future application thereof. The Company intends to adopt such standards when they become effective.

•	IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1

The amendments to IAS 1 change the Company of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Company’s first annual report after becoming effective. The amendment will have no impact on the Company.

•	IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. Upon adoption the amendment will have no impact on the Company.

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013. Upon adoption the amendment will have no impact to the Company.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Company’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

•	IFRS 1 Government Loans—Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.18	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after 1 January 2013. Upon adoption the amendment will have no impact on the Company.

•	IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Company’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

•	IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Company.

This standard becomes effective for annual periods beginning on or after 1 January 2013.

•	IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.18	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard will not impact the financial position of the Company, since the Company has no investments with joint control. This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Company’s financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation is effective for annual periods beginning on or after January 1, 2013. The new interpretation will not have an impact on the Company. The amendment will have no impact to the Company.

3.19	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

•	IAS 12 Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets

•

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment)—Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters IFRS 7 Financial Instruments: Disclosures (Amendments)

•	IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

IAS 12 Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.19	New and amended standards and interpretations (Continued)

the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012 and has been no effect on the Company’s financial position, performance or its disclosures. The amendment had no impact on the Company.

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment)—Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after July 1, 2011. The amendment had no impact on the Company.

IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after July 1, 2011. The Company does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements. The amendment had no impact on the Company.

4.	Significant accounting judgments, assumptions and estimates

Judgments

The preparation of consolidated financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the values of revenue, expenses, assets and liabilities and disclosures of contingent liabilities at the base date of the financial statements. However, uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

Lease classification

The Company has entered into operating and finance lease contracts on the aircraft it operates. The Company has assessed finance versus operating leases classification based on the terms and conditions of the arrangements. A finance lease is recognized when significant risk and rewards of the ownership of the aircraft it operates are transferred; otherwise the contract is accounted for as an operating lease.

Fair value measurement of share subscription warrants

The consideration for the acquisition of TRIP includes share subscription warranty that is recorded as financial liabilities under IAS 32.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates (Continued)

The share subscription warrants were valued at fair value at the acquisition date as part of the business combination. The warrants are remeasured to fair value at each reporting date. As there are no Level 1 or Level 2 indicators of fair value available, the determination of the fair value is based on a Monte Carlo valuation model. The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

As part of the accounting for the acquisition of TRIP, an estimated fair value of R$116,248 was recorded. Future developments may require further revisions to the estimate. The share subscription warrants are classified as other financial liability (see Notes 5 and 23).

Estimates and assumptions

The main assumptions concerning the sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, involving significant risk of causing a significant adjustment in the book value of assets and liabilities in the next financial year are discussed below.

Breakage

The Company recognizes revenue from tickets fares that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes requirement improvements.

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales costs is based on information available of transaction for sale of similar assets or market price less additional costs for disposing of assets. The calculation of value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the next five years and do not include reorganization activities to which the Company has not yet been committed or significant future investments that will improve the basis of assets of the cash-generating unit subject matter of test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Residual value of the owned aircrafts

The Company’s management has determined that the residual value of the aircraft components owned is 54.9% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.

Transactions with share-based payments

The Company measures the cost of transactions settled with shares with employees based on the fair value of equity instruments at the date of grant. The estimated fair value of share-based payments requires

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates (Continued)

determining the most appropriate assessment model for the grant of equity instruments, which depends on the terms and conditions of the grant. This also requires determining the most appropriate data for model assessment, including the option’s expected life, volatility, dividend income, and related assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 28.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations, the amount, and the time of future taxable profit. Given the long term nature and complexity of existing contractual instruments, differences between actual results, and the assumptions made, on future changes in these assumptions could require future adjustments in revenue and tax expenses already recorded. The Company recorded provisions based on reasonable estimates for possible consequences of audits by tax authorities of the respective jurisdictions in which they operate. The value of such provisions is based on several factors such as experience of previous tax audits and differing interpretations of tax regulations by the taxpaying entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects depending on prevailing conditions.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that there will be taxable profit available to allow the use of such losses. Significant judgment of the Management is required to determine the value of deferred tax assets that can be recognized based on the approximate term and level of future taxable profits together with future tax planning strategies.

The Company has income tax and social contribution losses and temporary differences in the amount of R$233,473 (2011—R$108,736 and 2010—R$84,882). These losses are due to the fact that the Company is in early stages of developing their business plan. Income tax and social contribution losses do not expire and cannot be used for offsetting against taxable profit of a Company other than from those it originated. The offset of accumulated tax losses is limited to a maximum of 30% of taxable profit generated in a given fiscal year.

If the Company is able to recognize all unrecognized deferred tax assets at the balance sheet date, the 2012 profit would have increased by R$140,015 (2011—R$97,327 and 2010—R$81,434). For more details on deferred taxes, see Note 17.

Provisions for tax, civil and labor risks

The Company recognizes allowances for civil and labor suits. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case laws, most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Allowances are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 29).

Fair value of financial instruments

When the fair value of assets and liabilities presented in the balance sheet cannot be obtained in an active market it is determined using assessment techniques, including the method of discounted cash flow. The data for these methods are based on those prevailing in the market, when possible. However, when it is not

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates (Continued)

feasible, a certain level of judgment is required to establish fair value. The judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of the financial instruments.

Tudo Azul Program—Loyalty Plan

As described in note 3.17, the Company estimates the fair value of amounts granted under the loyalty program by applying statistical techniques. The main data considered is the estimate of balances that will expire based on inactivity (the credits expire in 12 months). At December 31, 2012, the estimated liability relating to unredeemed balances was approximately R$13,905 (2011—R$12,203 and 2010—R$5,132).

Provision for return of aircraft and engines

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability, for this reason it recognizes a provision based on the aircraft and engines return costs as set forth in the agreement.

The aircraft return provision costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, etc., according to return agreement clauses.

The engine return provisions are estimated based on evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the evaluation moment.

Determination of useful life and significant components of property and equipment

The Company believes that important aircraft parts to be separated are engines and their respective scheduled heavy maintenance. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

5.	Business Combination

On November 30, 2012, Azul S.A. acquired 100% of the total share capital of TRIP Linhas Aéreas S.A. The acquisition was a share for share exchange with no transfer of cash between the parties. The Company issued new shares which were paid as consideration to TRIP’s shareholders for 100% of TRIP. These new shares (before stock split, refer to note 21) are comprised of 1,231,343 ordinary shares and 553,627 class B preferred shares, which combined represent 30.69% of total shares issued. In addition to the shares, the Company also issued share subscription warrants that can be converted in up to 200,571 (class B) preferred shares.

The reason for the acquisition was to increase our network connectivity and the routes we are able to offer to our passengers.

On November 22, 2012, the Brazilian National Civil Aviation approved the incorporation of TRIP by the Company, which became the 100% shareholder of the Company. On this date, the Company took control of the financial and operating policies of TRIP. Since the Company decided to account for business combination using the acquisition method, it was decided to use November 30, 2012 as the acquisition date

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business Combination (Continued)

and the financial statements of TRIP were prepared considering this date. The Company considered that the resulting financial statements were unlikely materially different from those that would be presented considering the acquisition date.

The preliminary fair values of the identifiable assets and liabilities at the date of acquisition were the following:

Fair value
Assets
Cash and cash equivalents	1,667
Restricted cash	55,885
Short-term investments	32,514
Trade and other receivables	114,791
Inventories(i)	42,377
Recoverable taxes	4,715
Other assets(iii)	91,260
Security deposits and maintenance reserves	94,937
Property and equipment(i)	830,654
Intangible assets(ii)	85,448

1,354,248

Liabilities
Loans and financing(iv)	(943,404)
Accounts payable	(246,547)
Air traffic liability	(60,772)
Salaries, wages and benefits	(58,749)
Insurance premiums payable	(3,133)
Taxes payable	(67,139)
Deferred income tax and social contributions(v)	(83,968)
Derivative financial instruments	(8,220)
Provision for legal claims(iii)	(36,490)
Provision for return of aircrafts and engines	(8,554)

(1,516,976)

Total Net liabilities	(162,728)

(i)	The Company performed the fair value valuation of inventories and fixed assets based on their conditions at the acquisition date. The amount recognized for was R$1,930 and R$111,896 for inventories and fixed assets, respectively.
(ii)	The Company has recognized the value of the slots at the airports of Pampulha, Santos Dumont, and Fernando de Noronha as an intangible asset. These rights were valued based on a discounted cash flow analysis. The amount recognized for this items was R$82,197.

(iii)	The Company recognized the fair value of R$10,202 of contingent liabilities of the acquired company. As the amount actually paid relating to these contingencies, provision for legal claims and certain other items, will be refunded to the Company under an indemnification from TRIP’s Former Shareholders, an accounts receivable was also recorded for R$76,217.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business Combination (Continued)

(iv)	The Company recognized an adjustment to the fair value of financial liabilities of the acquired company in the total amount of R$50,942.
(v)	The Company recognized deferred income taxes and social contribution for all the fair value adjustments, in the amount of R$83,968.

The total consideration transferred was:

Fair value of the consideration transferred—shares issued	474,526
Fair value of share subscription warrants issued	116,248

Total consideration	590,774
Total net liabilities acquired	162,728

Goodwill	753,502

The goodwill recognized is non-deductible for income tax purposes.

Transaction costs of R$43,960 have been expensed.

From the date of acquisition, TRIP has contributed R$164,227 of revenue and R$15,986 to the loss before tax from continuing operations. If the combination had taken place at the beginning of the year, revenue from continuing operations would have been R$4,127,384 and the loss before tax from continuing operations for the Company would have been R$440,005.

Management expects to finalize the evaluation of the fair value of acquired assets, including intangible assets and liabilities, as well as the impact of deferred taxes in the twelve months following the acquisition, specifically maintenance evaluation of the leased aircraft will need some additional time to assess completely, and could result in adjustments to the lease or related maintenance reserves.

Share subscription warrants issued

In the TRIP Acquisition the Company purchased 100% of the shares of TRIP from its shareholders, Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda., or TRIP’s Former Shareholders. In return, we issued new Company shares to TRIP’s Former Shareholders, being 33.0% of our voting shares and 26.5% of our preferred shares. These shares represented 30.7% of our total share capital as of the date of the acquisition.

The Investment Agreement includes an adjustment mechanism, only applicable in certain circumstances described below, to adjust TRIP’s Former Shareholders participation in the Company’s total capital, immediately before the capital increase resulting from any future IPO of the Company, through the issuance of additional preferred shares in our company depending on the valuation of the Company, in U.S. dollars, which results from the pricing of a future public offering to occur within 24 months from August 2012.

The pre-money valuation consists of the price per share specified in the announcement of our offering in a future IPO, multiplied by the total number of common and preferred shares issued by Azul immediately prior to the IPO (taking into account the difference in economic value between the common and preferred shares). For this purpose, the price per share will be converted into U.S. dollars at the average purchase and

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business Combination (Continued)

sale rate for Brazilian Reais and U.S. dollars. The full additional shares will be issued if the pre-IPO valuation is less than $1.6 Billion U.S. dollars reduced proportionally up to a valuation of $2.0 billion at which point no additional considerations awarded. However, if the IPO does not occur prior to August 2014, the full additional shares are issued. The Warrant can only be settled by issuance of additional shares.

As of December 31, 2012, the Company has performed a valuation of the combined entity and applied TRIP’s shareholders’ participation equivalent to 27% of the economic interest, to calculate the fair value of the consideration transferred (shares issued). To perform this valuation, the company used the Discount Cash Flow methodology, in which it has forecasted the free cash flow of the company for the following 5 years, with a terminal value at the end of year 5. At the same time, to account for the value of the warrants, the company used an approach similar to the Monte Carlo option pricing model. This pricing model considers the initial valuation of the Company described above as well as additional considerations, including the synergy’s from the merger, probability weighted future performance outcomes for the Company, which predicts the likelihood that the option will result in additional consideration to the former TRIP shareholders. The resulting price, equivalent to the weighted average of all different values, was discounted using Weighted Average Cost of Capital (“WACC”), to reflect the December 31st Balance Sheet, as a warranty liability. The fair value of this share subscription was estimated to be R$116,248 which was recorded as additional purchase consideration in the TRIP acquisition. There was no movement in the fair value of these warrants between the acquisition date and Dec 31, 2012.

Key assumptions used in the calculation of the fair value of the share subscription warrants

Discount rate: The discount rate was based on the Company’s Weighted Average Cost of Capital. To determine the cost of equity part of the formula, took the unlevered Beta of comparable companies, then levered it according to the Company’s capital structure, and multiplied by the equity risk premium of the market. On the cost of debt side, took the average after tax (assumed 34%) interest incurred by the Company on all working capital and aircraft financing contracts we have.

Long Term Growth Rate: It was determined based on growth rates used on analyst reports of companies from similar industries. We have also used as a proxy the average inflation rate of the last 10 years.

Free Cash Flow: The valuation of the Company was calculated based on the present value of the Company’s free cash flow during the next 5 years plus a Terminal Value. To determine the free cash flow, we took the EBIT (Earnings Before Income and Taxes), added depreciation and the change in net working capital, and subtracted taxes and the capital expenditure.

Terminal Value: the terminal value is equivalent to the present value of the Company’s free cash flow in perpetuity. To estimate it, we used the Gordon Growth Model, in which we considered present value of the free cash flow generated by the Company in the year 6 of the projection, divided by the difference between the WACC and the Long Term Growth Rate.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

6.	Cash and cash equivalents

At December 31, 2012, 2011 and 2010 cash and cash equivalents were comprised of:

	2012	2011	2010
Cash and bank deposits	189,149	66,611	55,421
Cash equivalents
Bank Deposit Certificate—CDB	41,936	65,053	11,471
Agribusiness Credit Bills—LCA	40,031	—	30,017

	271,116	131,664	96,909

The total amount recognized as cash and bank deposits is related to current accounts with major banks.

The floating rate CDBs and the LCAs are remunerated at agreed rates between 98% and 106% of the Interbank Deposit Certificate (CDI) and are repayable on demand.

7.	Restricted cash

As of December 31, 2012, the Company had R$84,288 of restricted cash related to working capital loan guarantees. Following the acquisition of TRIP, the Company had to temporarily replace TRIP’s credit card receivables for cash as guarantees for its working capital loan.

In February, 2013, the Company reestablished the required amount of credit card receivables as guarantees for these working capital loans and the amount of R$84,288 was reclassified into cash and cash equivalent.

8.	Short-term investments

Short-term investments are composed of foreign bonds denominated in U.S. dollars. The term of these bonds is of six years until maturity thereof, with twice-annual interest payment, being remunerated at the fixed rate of 8.75% p.a. At December 31, 2012, the recorded balance of short-term investments was of R$10,672 (2011—R$9,631 and 2010—R$10,744).

9.	Restricted investments

Restricted financial investments are represented by deposits for loans required by certain financial institutions, which were invested in floating rate CDBs and DI investments. The return on these investments varies from 87.4% to 106% of CDI. At December 31, 2012 the balance recorded in current assets was R$85,777 (2011—R$31,034 and 2010—none) and in non-current assets the balance was R$15,543 (2011—R$19,376 and 2010—R$41,338).

10.	Trade and other receivables

	2012	2011	2010
Credit cards	296,220	212,124	40,626
Travel agencies	88,086	33,170	17,782
Other receivables	23,537	16,667	9,783
Allowance for doubtful receivables	(1,146)	(1,718)	(816)

	406,697	260,243	67,375

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Trade and other receivables (Continued)

Amounts receivable from credit card companies will be received in installments of up to twelve months. Installments receivable in more than 60 days are equivalent to R$187,555 (2011—R$134,340 and 2010—R$40,420). Average days-sales-outstanding is of 55 days (2011—54 days and 2010—28 days). Generally, interest is charged on sales made in installments of more than seven months.

Through its subsidiary Azul Linhas Aéreas S.A., the Company sells discounted credit card receivables to banks or credit card management companies, in order to obtain funds for working capital. In 2012, the Company factored accounts receivable from credit cards in the gross amount of R$1,514,360 (2011—R$563,352 and 2010—R$377,233), and the net amount being R$1,502,664 (2011—R$552,866 and 2010—R$370,276). The interest costs are recognized in financial expenses. Because these receivables are from the credit card companies themselves and present a low credit risk, we are able to sell these receivables without any recourse to the company in the event of non-payment. For this reason the related accounts receivable is derecognized in full.

The changes in the allowance for doubtful receivables are:

	2012	2011	2010
Balance at the beginning of the year	1,718	816	82
Increases	226	2,642	890
Recoveries	(798)	(1,740)	(156)

Balance at the end of the year	1,146	1,718	816

The total accounts receivable not yet due is R$407,843. Amounts up to 30 days overdue total R$3,985. The amounts over 30 days overdue total R$1,146, which have been provided for in full.

11.	Inventories

	2012	2011	2010
Parts and maintenance materials	71,886	20,257	10,399
Uniforms	576	1,253	625
Allowance for obsolescence	(5,508)	(2,542)	(846)

	66,954	18,968	10,178

12.	Prepaid expenses

	2012	2011	2010
Insurance premium	18,943	13,378	31
Aircraft and engine leases	38,281	25,813	9,993
Other	6,949	1,984	—

	64,173	41,175	10,024
Non-current:
Aircraft and engine leases	29,586	19,162	6,868

Current	34,587	22,013	3,156

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

12.	Prepaid expenses (Continued)

Aircraft and engine lease prepayments relate to the recognition of expenses on a straight line basis over the lease term. We record an asset because we have a number of operating leases where annual payments reduce over the lease term.

13.	Related parties

Compensation of key management personnel

Key management persons include board of director members, officers and executive committee members. The compensation paid or payable for employee services is as follows:

	2012	2011	2010
Salaries and wages	12,504	8,967	5,938
Bonus	7,588	6,599	4,343

	20,092	15,566	10,281

The executives of the Company participate in the share-based compensation plan of the Company (Note 27). At December 31, 2012, executives of the Company had approximately 42,066 (2011—34,195 and 2010—20,356) vested options. The expense recognized at December 31, 2012, was R$3,697 (2011—R$2,098 and 2010—R$942).

The Company is party of two financing agreements provided by Bozano, one of our shareholders, in the total principal amount of R$120.000. As of December 31, 2012, the outstanding amount under these loans is R$124,620 and is recognized as working capital loans. The loans carry interest at a rate of 10.1% per year and are due to be repaid in full on June 29, 2014, but will become immediately payable upon our initial public offering of our shares. To guarantee payment of these loans, the Company has pledged to Bozano 2,500,000 of our common shares owned by our shareholders. See Note 18.1

14.	Security deposits and maintenance reserves

	2012	2011	2010
Security deposits	100,277	37,609	27,105
Maintenance reserve deposits	175,296	50,607	25,587

	275,573	88,216	52,692

Security deposits and maintenance reserves deposits are held in US dollars and adjusted for foreign exchange differences. The security deposits are to give security on aircraft lease contracts and will be returned to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Security deposits and maintenance reserves (Continued)

as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. In December 31, 2012, we paid R$131,766, (2011—R$39,681 and 2010—R$18,618) in maintenance reserves, net of reimbursement, to our lessors.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. We assess recoverability of amounts currently on deposit with a lessor, based on a comparison to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are expensed as supplemental rent.

As of December 31, 2012, we had prepaid maintenance deposits of R$175,296 (2011—R$50,607 and 2010—R$25,587), on our balance sheets. We have concluded that these prepaid maintenance deposits are probable of recovery primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Property and equipment

	Leasehold and improvements	Equipment and facilities	Vehicles	Furniture and fixtures	Aircraft equipment	Aircraft and engines	Pre delivery payments for aircrafts	Property and equipment in progress	Total
Total cost	826	10,447	477	1,672	15,213	561,739	11,808	7,872	610,054
Accumulated depreciation	(122)	(1,208)	(71)	(107)	(855)	(28,618)	—	—	(30,981)

Balance at January 1, 2010	704	9,239	406	1,565	14,358	533,121	11,808	7,872	579,073

Acquisitions	1,270	5,310	241	1,099	8,744	347,198	3,920	13,411	381,193
Transfers	—	—	—	—	(1,277)	—	(1,707)	2,984	—
Disposals/Written off	—	(87)	—	—	—	—	—	—	(87)
Depreciation	(277)	(2,086)	(140)	(217)	(1,956)	(44,201)	—	—	(48,877)

Balance at December 31, 2010	1,697	12,376	507	2,447	19,869	836,118	14,021	24,267	911,302

Acquisitions	4,339	13,019	268	2,395	48,576	505,367	19,181	16,391	609,536
Transfers	—	(4,522)	—	—	45,389	6,161	(5,061)	(40,658)	1,309
Disposals/Written-off	(1)	(34)	(25)	(10)	(198)	(116,510)	—	—	(116,778)
Depreciation	(836)	(3,697)	(196)	(406)	(5,542)	(72,635)	—	—	(83,312)

Balance at December 31, 2011	5,199	17,142	554	4,426	108,094	1,158,501	28,141	—	1,322,057

Acquisition of TRIP	1,977	13,091	446	3,452	70,935	725,757	14,996	—	830,654
Acquisitions	2,276	7,346	236	1,380	36,628	371,766	13,573	1,218	434,423
Transfers	—	69	—	(29)	—	16,587	(16,627)	—	—
Disposals/Written-off	(2,632)	(501)	—	(22)	(1,293)	(624)	(3,460)	—	(8,532)
Depreciation	(1,416)	(4,942)	(223)	(571)	(13,318)	(80,084)	—	—	(100,554)

Balance at December 31, 2012	5,404	32,205	1,013	8,636	201,046	2,191,904	36,623	1,218	2,478,049

2010
Total cost	2,115	15,842	778	2,777	22,709	909,710	14,021	24,267	992,219
Accumulated depreciation	(418)	(3,466)	(271)	(330)	(2,840)	(73,592)	—	—	(80,917)

Residual value	1,697	12,376	507	2,447	19,869	836,118	14,021	24,267	911,302

2011
Total acquisition cost	6,453	24,305	1,021	5,162	116,476	1,304,728	28,141	—	1,486,286
Accumulated depreciation	(1,254)	(7,163)	(467)	(736)	(8,382)	(146,227)	—	—	(164,229)

Residual value	5,199	17,142	554	4,426	108,094	1,158,501	28,141	—	1,322,057

2012
Total acquisition cost	8,074	44,310	1,703	9,943	222,746	2,418,215	36,623	1,218	2,742,832
Accumulated depreciation	(2,670)	(12,105)	(690)	(1,307)	(21,700)	(226,311)	—	—	(264,783)

Residual value	5,404	32,205	1,013	8,636	201,046	2,191,904	36,623	1,218	2,478,049

Annual average depreciation rate—%	20	12	20	10	12	8 – 33	—	—

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Property and equipment (Continued)

Balances in “Aircraft and engines” column refer to owned aircraft and aircraft held under capital leases. Aircraft held under capital leases represent R$246,890 of the total residual value.

The Company has a fixed limit for prepayments of certain aircrafts, which will be changed as of November 2013 to a percentage of total cost of each aircraft. However, if the Company becomes public, this change will take place within 60 days of the event date.

The Company performed a sale and subsequent leaseback of two operating leases in 2011. The total amount related to these aircrafts recognized on fixed assets was R$116,510. These transactions resulted in operating leases, and in a loss of R$1,605, related to exchange rate fluctuation, which was recorded in the statement of operations.

16.	Intangible assets

	Goodwill(i)	Airport operating licenses(ii)	Software	Total
Cost	—	—	8,418	8,418
Accumulated amortization	—	—	(1,274)	(1,274)

Balance at January 1, 2010	—	—	7,144	7,144
Acquisition	—	—	7,412	7,412
Amortization	—	—	(2,381)	(2,381)

Balance at December 31, 2010	—	—	12,175	12,175
Acquisitions	—	—	10,324	10,324
Transfers	—	—	(1,309)	(1,309)
Amortization	—	—	(4,229)	(4,229)

Balance at December 31, 2011	—	—	16,961	16,961
Acquisition of TRIP	753,502	82,196	3,248	838,946
Other acquisitions	—	—	15,026	15,026
Disposals	—	—	(637)	(637)
Amortization	—	—	(5,459)	(5,459)

Balances at December 31, 2012	753,502	82,196	29,139	864,837

Annual amortization rates—%	0%	0%	20%

i.	The goodwill was accounted for as part of the acquisition of TRIP. The amount of R$753,502 represents the consideration transferred less the fair value of the net assets and liabilities acquired, as shown in Note 5.
ii.	As part of the purchase price allocation of TRIP´s acquisition, the Company recognized the value of the airport operating licenses; see Note 5 (ii). These assets were deemed to have an indefinite life.

No impairment of goodwill was required following our test of impairment as at December 31, 2012.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Income tax and social contribution

Composition of deferred income tax and social contribution

	2012	2011	2010
Income tax loss carry forwards	171,671	79,953	62,413
Social contribution tax carryforwards	61,802	28,783	22,469
Temporary differences
Preoperating expenses	693	1,682	2,559
Allowance for obsolescence	1,124	1,118	—
Allowance for bonus	3,562	3,655	3,145
Tudo Azul program	4,728	4,149	1,745
Deferred income tax over fair value of aircrafts	(25,670)	—	—
Deferred income tax over fair value of slots	(27,947)	—	—
Other deferred income tax over business combination	(29,223)	—	—
Depreciation of aircrafts	(30,378)	(19,531)	(11,055)
Mark to market of derivatives	(793)	(3,421)	—
Other	14,446	939	158

Total	144,015	97,327	81,434
Non-current liabilities	(82,840)	—	—

The following items were not recognized since they were deemed not realizable at the balance sheet date:

	2012	2011	2010
Income tax loss carry forwards	171,671	79,953	62,413
Social contribution tax carryforwards	61,802	28,783	22,469
Temporary differences
Preoperating expenses	693	1,682	2,559
Allowance for obsolescence	1,124	1,118	—
Allowance for bonus	3,562	3,655	3,145
Tudo Azul program	4,728	4,149	1,745
Depreciation of aircrafts	(30,378)	(19,531)	(11,055)
Mark to market of derivatives	(793)	(3,421)	—
Other	14,446	939	158

Total	226,855	97,327	81,434

At December 31, 2012, the Company did not recognize deferred tax assets amounting to R$226,855 (2011—R$97,327 and 2010—R$81,434).

An amount of deferred tax assets arising from tax loss carryforwards and negative basis of social contribution was recognized due to the expected generation of future taxable income of the Company.

This expectation is supported by business plans and approved by the Board of Directors, which indicate the existence of sufficient taxable income in the future. Based on a technical study of taxable profit projections, management estimates the recovery of non-provisioned tax credits by December 31, 2013.

Deferred tax liabilities were recognized in respect of the tax effect of the fair value of the assets and liabilities acquired on the purchase of TRIP, which are non-deductible for tax purposes (R$81,407). These fair value adjustments are held in Azul S.A while other deferred tax assets are held in Azul Linhas Aéreas Brasileiras S.A.. As there is no right offset of income tax balances between the companies, these assets and liabilities are presented gross.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures

	2012	2011	2010
Loans	2,590,873	1,140,349	780,181
Debentures	398,302	299,232	—

	2,989,175	1,439,581	780,181
Non-current	2,241,745	1,273,875	706,852

Current	747,430	165,706	73,329

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures (Continued)

18.1	Loans

	Guarantees	Interest	Repayment method	Final maturity	2012	2011	2010
In foreign currency—USD
Purchase of aircraft(i)	Chattel mortgage	LIBOR plus “spread” of 1.75% to 7.25%	Quarterly, semesterly and monthly repayment	12/2024	841,518	426,907	229,404
Finance lease(ii)	Chattel mortgage	LIBOR plus 2.35% to 4.28%	Quarterly and monthly repayment	08/2022	195,775	—	—
FINIMP(iii)	Chattel mortgage	3.74% to 5.90%	Sole payment	10/2016	41,097	—	—
In local currency
Working capital(iv)	Guarantee of receivables of Azul and TRIP	124% to 141% of CDI	Quarterly and monthly repayment	12/2018	688,034	102,351	73,086
FINEP(v)	None	5,0%	Monthly repayment after grace period of 20 months	08/2018	64,281	75,865	54,224
FINEM(vi)	Investments and chattel mortgage of aircraft	TJLP plus 2.71% to 3.42%	Monthly repayment	12/2024	320,658	204,864	213,305
FINAME PSI*(vii)	Investments and chattel mortgage of aircraft	4.5% to 5.5%	Monthly repayment	02/2021	379,147	277,838	208,197
FINAME Conventional*(viii)	Chattel mortgage of aircraft	TJLP +2.0%	Monthly repayment	05/2021	38,668	41,046	—
Other(ix)	Chattel mortgage of aircraft	CDI + 2.75%	Monthly repayment	09/2016	21,695	11,478	1,965

Total in R$					2,590,873	1,140,349	780,181
Current liabilities					(537,698)	(165,076)	(73,329)

Non-current					2,053,175	975,273	706,852

*	The balances of these items are presented with amounts adjusted by hedged risk of R$8,628 (2011—R$25,160—2010—R$24,067) after applying fair value hedge accounting rules (Note 23).

	2012	2011	2010
CDI	8.34%	11.55%	9.62%
LIBOR	3.14%	1.83%	1.11%
TJLTJLP	8.68%	6.00%	6.00%

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures (Continued)

18.1	Loans (Continued)

a)	The long-term amounts have the following composition, per year of maturity:

	2012	2011	2010
2012	—	—	93,015
2013	—	154,813	78,066
2014	479,638	126,746	89,004
2015	344,919	110,993	75,546
2016	262,935	179,616	85,993
2017	183,373	179,212	58,864
After 2017	782,310	223,893	226,364

	2,053,175	975,273	706,852

b)	Description of the loans and financings

i.	Purchase of aircraft: The Company had outstanding financing agreements totaling R$841,518 related to acquisition of aircraft and equipment. The original loan terms vary from 36 to 144 months and maturity dates from 2013 to 2024. The loans will be repaid on a monthly, quarterly, or semi-annual basis. The payment of interest is computed based on LIBOR plus a spread of 1.75% to 7.25% per year.

ii.	Finance Lease: The Company had an outstanding finance lease payable balance of R$195,775. The leases were used to finance the acquisition of aircraft and flight simulators. The lease terms range from 60 to 144 months, with maturity dates from 2014 to 2022. Most of these leases have monthly repayments. The payment of interest is computed based on LIBOR plus a spread that ranges from 2.35% to 4.28% per year.

iii.	FINIMP: The Company obtained loans with Brazilian banks to finance imported aircraft parts. As of December 31, 2012, the outstanding balance on these loans was R$41,097. The maturity dates range from 2013 to 2016, with interest rates between 3.74% to 5.90%.

iv.	Working capital: The Company had a total balance of R$688,034 of outstanding working capital loans with several local banks. The maturity dates range from 2014 to 2018 and the loans are repaid on a monthly and quarterly basis. The monthly payment of interest is computed based on CDI (ranging from 124% to 141% of the risk free rate).

v.	FINEP: In order to finance innovation projects, the Company has acquired a special credit line from FINEP, a Brazilian agency under the Ministry of Science and Technology. As of December 31, 2012, the Company had a total outstanding balance of R$64,281. The principal bears fixed interest at 5% per annum. The term is 100 months with a 20 month grace period. The loan matures in 2018.

vi.	FINEM: The Company had an outstanding balance of R$320,658 relating to FINEM, a special credit line from the BNDES (the Brazilian national development bank). This credit line was fully used to finance the purchase of aircraft. The loan term is 180 months, with a maturity date in 2024, with monthly repayments. The monthly payment of interest is computed based on TJLP plus a spread that ranges from 2.71% to 3.42% per year.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures (Continued)

18.1	Loans (Continued)

vii.	FINAME PSI: The Company had an outstanding balance of R$379,147 relating to FINAME PSI, a special credit line from BNDES (the Brazilian development bank). This credit line was fully used to finance the purchase of aircraft. The loan terms range from 94 months to 120 months, with maturity dates ranging from 2017 to 2021. The majority of these borrowings have monthly repayments and interest based on spread that ranges from 4.5% to 5.5% per year.

viii.	FINAME Conventional: The Company had a Finame credit line with an outstanding balance of R$38,668. This credit line was used to finance the purchase of a single aircraft. The loan term is 120 months, with maturity date in 2021. This credit line will be repaid on a monthly basis. The monthly repayment of interest is computed based on TJLP plus a 2.0% spread per year.

ix.	Others: The Company had some small credit lines with local banks in the amount of R$21,695 to finance imported aircraft parts, projects and other company’s needs. The maturity dates range from 2013 to 2016 and the majority of this credit line will be repaid monthly. The monthly payment of interest is computed based on CDI plus 2.75% per year on average.

c)	The following assets were offered to secure the financings:

	2012	2011	2010
Property and equipment (net value)
Used as guarantee	2,191,904	1,158,501	836,118

d)	Covenants

TRIP has restrictive covenants in some of its financing agreements. On December 31, 2012, TRIP reached all the minimum standards established by all financing agreements except for one, and, therefore, the Company reclassified the amount of R$87,162 from the long term to the short term liability in order to meet the International accounting standards set out in IAS 1—Presentation of Financial Statements. Immediately thereafter, the Company started to renegotiate with the financial institution a waiver to early redemption in view of the non-compliance of the contractual covenant.

Azul Linhas Aéras Brasileiras S.A. has restrictive covenants in its financing agreement. On December 31, 2012, Azul did reach the minimum standards established by the financing agreements.

e)	Early payment of loans in the event of an IPO

Certain financing agreements include a clause requiring early settlement upon conclusion of our initial public offering (IPO). These contracts must be fully settled the date on which the Company becomes public. At December 31, 2012, the balance of such financing was of R$16,430 (2011—R$11,842 and 2010—none) in current liabilities and R$137,150 (2011—R$23,380 and 2010—none) in non-current liabilities, totaling R$153,580 (2011—R$35,222 and 2010—none).

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures (Continued)

18.2	Debentures

	2012	2011	2010
Current	209,732	630	—
Non-current	188,570	298,602	—

	398,302	299,232	—

18.2.1 First issue

In the Extraordinary Shareholders’ Meeting held on June 7, 2011, the subsidiary Azul approved the public issue of unsecured common debentures.

On June 15, 2011, the subsidiary Azul concluded the offer of 300 simple debentures, of a sole series, with nominal unit value of R$1,000, original total value of R$300,169, maturing within three years, and with payment in five quarterly installments, the first maturing on June 15, 2013. These debentures are not convertible into shares.

Interest is paid quarterly, corresponding to 124% of CDI p.a., calculated based on rates published by CETIP (the Brazilian custodian and liquidation agent). At December 31, 2012, the effective interest rate was 9.13% per year.

On March 18, 2013, the Company agreed to liquidate the first issue and replace it with a second issue in the same total amount, to be paid in four semi-annual installments, the first maturing in July 2014 and the last in January 2016.

18.2.2 Second issue

In the Extraordinary Shareholders’ Meeting held on September 6, 2012, the subsidiary Azul, approved the second public issue of unsecured common debentures.

On September 25, 2012, the subsidiary Azul completed the offering of 100 debentures single series, with a par value of R$1,000, the total original R$100,000, the maturity is three years, with payment of principal in thirty equal and consecutive installments from the seventh month, the first maturing on April 25, 2013 and quarterly interest during the first six months (first payment of quarterly interest paid on December 24, 2012) and from the seventh month, interest payments will be monthly, beginning on April 25, 2013. These debentures are not convertible into shares.

Interest compensatory corresponding to 127% of DI p.a., calculated published by CETIP (the custodian and liquidation agent). At December 31, 2012, the effective interest rate was 9.35% per year.

Maturity schedule by year is as follows:

	2012	2011	2010
2013	—	110,032	—
2014	158,986	158,986	—
2015	29,584	29,584	—

	188,570	298,602	—

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and debentures (Continued)

18.3 Financial leases

Future financial lease installment payments are as follows:

	2012	2011	2010
2013	36,768	—	—
2014	35,336	—	—
2015	35,622	—	—
2016	35,019	—	—
2017	29,943	—	—
After 2017	102,091	—	—

Total minimum lease payments	274,779	—	—
Less total interest	(79,004)	—	—

Present value of minimum lease payments	195,775	—	—
Less short-term installment portion	32,104	—	—

Long-term installment portion	163,671	—	—

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized on lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

19.	Air traffic liability

	2012	2011	2010
Advance ticket sales	377,221	124,365	89,769
Tudo Azul program	13,905	12,203	5,132

	391,126	136,568	94,901

20.	Provision for returns of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option. In December 31, 2012 the Company registered R$16,212 (2011—R$600 and 2010—none) a provision related to the costs estimated to be incurred with the aircraft and engines to be returned in the future, according the Company fleet plan.

Balance at December 31, 2009	—
Provisions recognized	—

Balance at December 31, 2010	—
Provisions recognized	600

Balance at December 31, 2011	600
Provisions recognized	15,612

Balance at December 31, 2012	16,212

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Shareholders’ equity

a)	Issued Capital and Authorized Shares

On May 25, 2012, Azul S.A. (or the Company) entered into an Investment Agreement with Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (together, “Trip Shareholders”) and TRIP, through which 100% of TRIP’s shares were acquired by Azul S.A. In exchange, Trip Shareholders obtained 30.69% of Azul S.A.’s total capital (the “Transaction”). As a result, TRIP became a wholly owned subsidiary of Azul S.A., and each common and preferred share of TRIP was converted into new shares in Azul S.A., resulting an increase in the company’s capital in the amount of R$73.260, through the issuance of 1,231,343 Class A common shares and 553,627 Class B preferred shares. After the approval from the ANAC on November 22, 2012, the transaction became effective and Azul S.A. was renamed to Azul TRIP S.A.

	Total Number of shares	Number of common shares		Number of preferred shares		R$ Capital
		Class A	Class B	Class A	Class B
At December 31,2010	4,031,250	2,500,000	—	125,000	1,406,250	400,708

At December 31,2011	4,031,250	2,500,000	—	125,000	1,406,250	400,708

Capital increase	1,784,970	1,231,343	—	—	553,627	73,260

At December 31,2012	5,816,220	3,731,343	—	125,000	1,959,877	473,968

As of December 31, 2012, the total authorized shares were 5,887,700 (2011—5,887,700 and 2010—5,887,700).

The capital stock of the Company is R$473,968 divided into 3,731,343 Class A common shares, 125,000 Class A preferred shares and 1,959,877 Class B preferred shares, all registered and without par value. The Company may also issue common shares class B and preferred shares class C registered and without par value.

Each common share of any class gives entitles shareholder to 1 (one) vote at the General Meeting of Shareholders. Preferred shares of any class are not normalty entitled to vote.

Upon the conclusion of an initial public offering of Class C preferred shares, (i) all Class A ordinary shares issued by the Company will be automatically converted into Class B ordinary, in the ratio of 1 Class A ordinary share to 1 Class B ordinary share and (ii) all Class A and B preferred shares issued by the Company will be automatically converted into Class C preferred shares, in the ratio of 1 Class A or Class B preferred share to 1 Class C preferred share.

Preferred shares have: i) priority of reimbursement of capital, ii) in case of Company’s liquidation and, when dividing the remaining assets among the shareholders, will receive the equivalent to 24.1 times the amount allocated to preferred shares, and iii) the right to receive dividends equal to 24.1 times the value paid to each common share.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Shareholders’ equity (Continued)

Stock Split

On March 22, 2013 the shareholders of the Company approved two stock splits which consisted of (i) a 3.11203× split of common shares; (ii) followed by a 40.00000× split of our total number of shares (including common and preferred shares). As a result of the split, the 24.1 conversion ratio of common shares to preferred shares was adjusted to a conversion ratio of 75 common shares for one preferred share.

	Total Number of shares	Number of common shares		Number of preferred shares		R$ Capital
		Class A	Class B	Class A	Class B
At December 31,2010	372,453,319	311,203,320	—	5,000,000	56,250,000	400,708

At December 31,2011	372,453,319	311,203,320	—	5,000,000	56,250,000	400,708

Capital increase	175,424,290	153,279,209	—		22,145,080	73,260

At December 31,2012	547,877,609	464,482,529	—	5,000,000	78,395,080	473,968

Considering the stock splits which took effect on March 22, 2013, the total number of authorized shares as of December 31, 2012, was 550,736,809 (2011—375,312,519 and 2010—375,312,519).

The capital stock of the Company is R$473,968 divided into 464,482,529 Class A common shares, 5,000,000 Class A preferred shares and 78,395,080 Class B preferred shares, all registered and without par value. The Company may also issue common shares class B and preferred shares class C registered and without par value.

Each common share of any class gives entitles shareholder to 1 (one) vote at the General Meeting of Shareholders. Preferred shares of any class are not normally entitled to vote.

Upon the conclusion of an initial public offering of Class C preferred shares, (i) all Class A ordinary shares issued by the Company will be automatically converted into Class B ordinary, in the ratio of 1 Class A ordinary share to 1 Class B ordinary share and (ii) all Class A and B preferred shares issued by the Company will be automatically converted into Class C preferred shares, in the ratio of 1 Class A or Class B preferred share to 1 Class C preferred share.

Preferred shares have: i) priority of reimbursement of capital, ii) in case of Company’s liquidation and, when dividing the remaining assets among the shareholders, will receive the equivalent to 75.0 times the amount allocated to preferred shares, and iii) the right to receive dividends equal to 75.0 times the value paid to each common share.

b)	Capital reserve

b.1)	Share-based payments:

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Shareholders’ equity (Continued)

remuneration. In the year ended December 31, 2012, the Company recorded an expense with share-based compensation of R$3,762 (2011—R$4,504 and 2010—R$2,249) to “Salaries, wages and benefits”.

b.2)	The Company recognized the effects of the acquisition of TRIP against on the capital reserves in the total amount of R$401,265, as described in the Note 5.

c)	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the parent company after the deduction of legal reserve, contingency reserves, and the adjustment provided for in article 202 of Law No. 6404/76.

Interest paid on equity, a dividend payment which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited.

Dividends are subject to approval by the Annual Shareholders Meeting.

Until December 31, 2012 no dividends were paid by the Company since it did not post profits.

d)	Other comprehensive loss

The fair value of financial instruments of its subsidiaries designated as cash flow hedges is recognized in other comprehensive loss, net of tax effects (when applicable). The balance at December 31, 2012 corresponds to a loss of R$39,587 (2011—R$24,790 and 2010—R$4,255).

22.	Loss per share

The basic calculation of earnings (loss) per share is made by dividing net income (loss) for the year, attributable to the shareholders of the Company by the weighted average number of shares available during the year.

The following table sets out calculation of loss per share for the years ended December 31, 2012, 2011 and 2010 (in thousands, except for values per share):

	2012	2011	2010
Numerator
Loss for the year	(170,842)	(105,451)	(97,567)

Denominator
Weighted average number of common shares	323,976,588	311,203,320	311,203,320
Weighted average number of preferred shares	63,095,423	61,250,000	61,250,000
75 preferred shares	75.0	75.0	75.0
Weighted average number of common equivalent shares	5,056,133,338	4,904,953,320	4,904,953,320
Basic and diluted loss per common share	(0.03)	(0.02)	(0.02)
75 preferred shares	75.0	75.0	75.0
Basic and diluted loss per preferred share	(2.53)	(1.61)	(1.49)

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

22.	Loss per share (Continued)

(a)	It refers to the rights that preferred shares have in relation to common shares, as described in Note 19(a).

Due to the fact that the Company reported a loss at December 31, 2012, 2011 and 2010, there was no dilutive effect in the share based compensation. The number of potentially dilutive shares relating to stock options as at December 31, 2012 was 2,762,720 (2011—2,362,280 and 2010—1,393,002).

23.	Financial instruments

At December 31, 2012, 2011 and 2010, the Company had the following financial instruments:

	Book value			Fair value
	2012	2011	2010	2012	2011	2010
Assets:
Cash and cash equivalents(*)	355,404	131,664	96,909	355,404	131,664	96,909
Short-term investments	10,672	9,631	10,744	10,672	9,631	10,744
Trade and other receivables	406,697	260,243	67,375	406,697	260,243	67,375
Restricted investments	101,320	50,410	41,338	101,320	50,410	41,338
Derivative financial instruments	1,029	9,164	782	1,029	9,164	782

Liabilities:
Loans, financing and debentures(**)	2,989,175	1,439,581	780,181	2,911,145	1,409,498	780,181
Accounts payable	464,277	197,411	97,172	464,277	197,411	97,172
Derivative financial instruments	60,120	52,003	32,428	60,120	52,003	32,428

(*)	Includes restricted cash
(**)	Part of the balance of loans considers the adjusted value by hedged risk of R$8,628 (2011—R$25,160 and 2010—R$24,067) applying fair value hedge accounting rules.

The balance of cash and cash equivalent, short-term investments, trade and other receivables and accounts payable are close to their respective book value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	2012	2011	2010
Cash flow hedge
Interest rate swap contract	(39,587)	(24,782)	(4,255)
Fair value hedge
Interest rate swap contract	(8,562)	(25,160)	(24,067)
Derivatives not designated as hedge
Forward foreign currency contract	594	9,164	(3,302)
Foreign currency options	435	—	—
Swap Interest rate and foreign currency swap	(3,751)	(2,061)	782
WTI forward contracts	(8,220)	—	—

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Cash flow hedge

As of December 31, 2012, 2011, and 2010, the Company maintained swap contracts designated as cash flow hedges to protect against fluctuations in a portion of the payments of operating leases and loans in a foreign currency. The swap contracts are used to hedge the risk of variation in interest rates.

At December 31, 2012, the positions were:

	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	134,855	LIBOR	Fixed rate	28,618
Loans and financing	128,976	LIBOR	Fixed rate	10,969

	263,831			39,587

At December 31, 2011, the positions were:

	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	156,399	LIBOR	Fixed rate	18,355
Loans and financing	133,545	LIBOR	Fixed rate	6,427

	289,944			24,782

At December 31, 2010 the positions were:

	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	162,345	LIBOR	Fixed rate	(5,057)
Loans and financing	91,507	LIBOR	Fixed rate	802

	253,852			(4,255)

The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. There were no highly probable transactions for which there has been no hedge accounting and no significant element of hedge ineffectiveness that requires recognition in the statement of operations.

The net movement on cash flow hedge is detailed as follows:

	2012	2011	2010
Fair value adjustment	(39,587)	(18,355)	—
Proceeds	—	(6,435)	(4,255)
Reversal	24,790	4,255	—

Net movement on cash flow hedge	(14,797)	(20,535)	(4,255)

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Fair value hedge

At December 31, 2012, the Company had fixed to floating interest rate swap contracts with a notional value of R$225,067 (2011—R$256,628 and 2010—R$185,794). These contracts led the Company to receive fixed interest rates and pay floating interest based on CDI.

The reduction in the fair value of interest rate swap of R$8,628 (2011—R$25,160 and 2010—R$24,169) was recognized in financial expenses and offset with a similar gain in bank loans (see Note 18). The ineffectiveness on December 31, 2012 was R$95 (2011—R$378 and 2010—none) and was recorded as a financial expense.

Derivatives not designated as hedge accounting

The Company has net exposure to U.S. dollars and therefore entered into currency forward contracts. These currency forward contracts are not designated as cash flow hedges, fair value hedges, or net investment hedges, and are related to the currency exposure for a period of less than 12 months.

As of December 31, 2012, the Company had US$70,000 thousands (2011—US$114,925 thousands and 2010—US$44,925 thousands) of notional value in NDFs calculated at rates varying from R$2.0381 to R$2.0525 per U$1. The total notional amount has a cap of R$2.15 to R$1. The fair value of these contracts generated an unrealized gain of R$594 (2011 a gain of R$9,164 and 2010 a loss of R$3,302), which was recorded in current assets against financial income.

The Company also had US$45,000 thousands (2011 and 2010—none) of notional value in foreign currency options calculated at rates varying from R$2.050 to R$2.0522 per U$1. The total notional amount also has a cap of R$2.15 to R$1.The fair value of these contracts generated an unrealized gain of R$435 (2011 and 2010—none), which is recorded as financial income against current assets.

As of December 31, 2012, the Company, had swap operations with a notionalvalue of R$8,865, the objective of which was to convert short-term investments in foreign currency for one remunerable by a percentage of CDI. At December 31, 2012, the fair value of this swap generated an unrealized loss of R$3,751 (2011—loss of R$2,061 and 2010—loss of R$782). During the period, there was a loss of R$1.651 on these operations, which was recorded on derivative financial instruments.

As of December 31, 2012, the subsidiary TRIP also held derivative contracts not designed as hedge accounting to protect itself against fuel price increases. The forward WTI contracts are used to protect the company against volatility in the price of aviation fuel (QAV), which the Company uses in its daily operations.

As of December 31 2012, the company had a notional WTI amount of US$44,834 thousands (2011 and 2010—none) calculated at prices that ranged from US$97.83 to US$105.27 per barrel. The fair value of these contracts generated an unrealized loss of R$8,220 (2011 and 2010—none), which is recorded in current liabilities.

Measurement of the fair value of financial instruments

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Level 2: others techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly.

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

	2012	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short-term investments*	193,960	193,960	—	—
Forward foreign currency contract	594	—	594	—
Foreign currency options	434	—	434	—

	2012	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Loans and financing**	(225,466)	—	(225,466)	—
Interest rate swap	(8,562)	—	(8,562)	—
Other financial liability***	(116,248)	—	—	(116,248)
Forward exchange rate contracts—without hedge	(39,587)	—	(39,587)	—
Interest rate swap	(3,751)	—	(3,751)	—
WTI forward contracts	(8,220)	—	(8,220)	—

	2011	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short-term investments*	125,095	125,095	—	—
Forward exchange rate contracts—without hedge	9,164	—	9,164	—

	2011	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Loans and financing**	(232,062)	—	(232,062)	—
Interest rate swap	(24,782)	—	(24,782)	—
Interest rate swap	(2,061)	—	(2,061)	—

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

	2010	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short-term investments*	148,991	148,991	—	—
Interest rate swap	782	—	782	—

	2010	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Loans and financing**	(162,491)	—	(162,491)	—
Interest rate swap	(23,284)	—	(23,284)	—
Forward exchange rate contracts—without hedge	(3,302)	—	(3,302)	—

*	includes cash, cash equivalents and short-term investments.
**	portion of the balances of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
***	See Note 5

24.	Financial risk management objectives and policies

The main financial liabilities of the Company other than derivatives are loans, accounts payable, and other accounts payable. The main purpose of these financial liabilities is to finance operations as well as to finance the acquisition of aircraft. The Company had trade accounts receivable, demand deposits, and other accounts receivable that result directly from their operations. The Company also holds investments available for trading and take out transactions with derivatives (currency forward, WTI and swaps).

The Company’s senior management supervises the monitoring of market, credit, and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the policy of the Company does not to participate in any trading of derivatives for speculative purposes.

a)	Market risk

Market risk is the risk of fluctuation in the price of the Company’s assets and liabilities. The primary such risk is related to interest rate and foreign exchange exposure. Financial instruments affected by the market risk include loans payable, deposits, financials instruments available for trading and measured at fair value through profit or loss and derivative financial instruments.

Sensitivity analyses were prepared based on the value of net debt, the index of fixed interest rates in relation to variable interest rates of debt and derivatives and the proportion of financial instruments in foreign currency are all constant values existing as of December 31, 2012.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The Company manages interest rate risk by monitoring the future projections of rates levied on its loans, financing and debentures, as well as on its operating lease (not recorded in the balance sheet). To mitigate this risk, Company has used derivatives aiming at minimizing any negative impacts of variations in interest rates applied to its loans, financing, debentures and leases.

Sensitivity to interest rate

The table below shows the sensitivity to a possible change in interest rates, keeping all other variables constant in the Company’s income before taxes (affected by the impact of the loans payable subject to variable rates).

For sensitivity analysis, we adopted:

•	LIBOR: weighted average rate of 3.14% p.a.

•	CDI: weighted average of 8.34% p.a.

•	TJLP: weighted average of 8.68% p.a.

We projected the impact on profit and loss and equity for 2012 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Interest expense	40,166	(40,166)	80,331	(80,331)

a.2)	Foreign exchange risk

Exchange risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in exchange rates. The exposure of the Company to risk of changes in exchange rates refers primarily to loans and financing indexed to the U.S. dollar (net of investments in U.S. dollar).

The Company manages its foreign exchange risk by taking out derivative financial instruments seeking coverage of its net cash flow, projected for the average period of 6 months.

The Company monitors the net exposure in foreign currency constantly and, when deemed appropriate, performs hedge operations of the projected non-operating cash flow for up to 12 months to minimize risks related to its exposure. At December 31, 2012, 2011, and 2010, the Company kept protection for 62%, 64%, and 83% respectively against the exposure of their net position in foreign currency.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The Company’s exchange exposure is shown below:

	2012	2011	2010
Assets
Cash and cash equivalents and short-term investments	28,495	27,853	41,992
Security deposits and maintenance reserves	275,573	88,189	52,664
Other assets	10,284	1,354	1,858

Total assets	314,352	117,396	96,514

Liabilities
Accounts payable	(17,575)	(4,178)	(80)
Other financial liability	(116,248)	—	—
Loans and debentures	(1,094,151)	(437,227)	(229,404)

Total liabilities	(1,227,974)	(441,405)	(229,484)

Net exposure	(913,622)	(324,009)	(132,970)

Obligation not stated on the financial position

	2012	2011	2010
Future changes stemming from operational leasing	2,199,912	1,375,495	770,107

Sensitivity to exchange rate

At December 31, 2012, we adopted as a likely scenario the closing exchange rate of R$2.0435/US$. Based on the projected cash flows for 2013, we determined an increase in profit and loss and equity resulting from the variation of 25% and 50% over the existing rates as shown below:

	25% R$ 2,5544/US$	-25% R$ 1,5326/US$	50% R$ 3,0653/US$	-50% R$ 1,0218/US$
Effect on exchange rate variation	(177,968)	129,558	(366,551)	260,514

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. In 2012, fuel consumption accounted for about 39.7% (2011—40.4% and 2010—37.0%) of the operating costs of the Company . The company manages its risk of price change fuel generation in 2 ways: by contracting derivative financial instruments and through fixed-price contracts directly with BR distributor. As part of the protection against fluctuations in fuel prices, the Company has entered into derivative financial instruments. On December 31, 2012, the Company had forward contracts (NDFs) for WTI fuel.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The Company has an exclusive aircraft fuel supply contract with Petrobras Distribuidora S.A., which defines the conditions of price and payment, consumption level, and other commercial conditions. The contract has trading conditions that the Company understands as a normal purchase agreement, and contains no embedded derivative instruments.

Fuel price sensitivity

The table below sets out sensitivity in any change in aircraft fuel prices maintaining all other variables as constant in the Company’s results.

We adopted as a probable scenario the average price per liter of aircraft fuel and projected the impact on the Company’s profit and loss and equity, stemming from a variation of 25% and 50% in the aircraft fuel price as follows:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Cost of QAV	79,076	(95,420)	166,325	(182,669)

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivables” is composed of values payable by the major credit card companies which have credit risk better or equal to that of the Company. There is also credit risk associated with trade receivables from travel agencies, sales in installments and government, and individuals and other entities. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

The financial instruments are held with counterparties that are rated at least A in assessments made by S&P and Fitch or are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

In relation to short-term investments and other investments, the policy of the Company is to work with prime institutions.

c)	Liquidity risk

Liquidity risk is the risk of the Company not having sufficient net funds to meet its financial commitments as a result of mismatch of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, assumptions of future receipts and disbursements are set which are daily monitored by the treasury department.

The Company applies its funds in net assets (CDBs and LCAs) and usually the weighted average term of its debt does not exceed the average weighted term of the investment portfolio.

The Company uses, for protection of future commitments disclosed in Note 27, derivative financial instruments with prime banks for management of its cash.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

Capital management

The Company’s assets may be financed through equity or third party capital. If the Company opts for equity capital it may use funds stemming from contributions by shareholders or through selling equity instruments.

The use of third party capital is an option to be considered mainly when the Company believes that the cost of such would be less that the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing viability for its business plan. It is important to stress that as a capital intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector the report a high degree of leverage.

The Company manages capital through analysis of leverage ratios. Management seeks to maintain these ratios at levels equal to or lower than the industry levels. For the analysis of these leverage ratios, management defines net debt as the loans and financing with earnings, loan of business partners, suppliers and other payables, less cash and cash equivalents.

The Company’s capital structure is comprised of its net indebtedness defined as the sum of all loans, debentures, and operating leases, net of cash and cash equivalents, and other short-term investments. Capital is defined as shareholders’ total net equity and net indebtedness.

The company is not subject to any externally imposed capital requirements.

We define total capital as total net equity and net debt as detailed below:

	2012	2011	2010
Shareholders’ equity	358,835	66,186	187,668

Cash and cash equivalents	(271,116)	(131,664)	(96,909)
Restricted cash	(84,288)	—	—
Short-term investments	(10,672)	(9,631)	(10,744)
Restricted financial investments	(101,320)	(50,410)	(41,338)
Loans and debentures	2,989,175	1,439,581	780,181

Net debt	2,690,355	1,247,876	631,190

Total capital	3,049,190	1,314,062	818,858

25.	Operating revenue

	2012	2011	2010
Passenger revenue	2,547,640	1,617,287	816,524
Other revenue	293,339	183,074	94,356

Gross revenue	2,840,979	1,800,361	910,880

Taxes levied on
Passenger revenue	(92,989)	(59,031)	(29,803)
Other revenue	(30,635)	(20,103)	(9,947)

Total taxes	(123,624)	(79,134)	(39,750)

Net revenue	2,717,355	1,721,227	871,130

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

26.	Financial result

	2012	2011	2010
Financial income
Interest on short-term investments	7,499	10,114	5,415
Other	2,216	3,246	1,060

	9,715	13,360	6.475
Financial expenses
Interest on loans	(123,153)	(91,521)	(44,563)
Interest on factoring credit card receivables	(11,697)	(9,160)	(7,459)
Other	(27,825)	(13,692)	(3,669)

	(162,675)	(114,373)	(55,691)
Derivative financial instruments	10,009	3,402	(2,867)
Foreign exchange result	(37,659)	(32,936)	5,359

	(27,650)	(29,534)	2,492
Net financial expenses)	(180,611)	(130,547)	(46,724)

27.	Commitments

a)	Operating leases

The Company has obligations arising from entering into operating lease agreements for aircraft and engines, totaling 71 aircraft (2011—27 and 2010—13) and 12 engines (2011—8 and 2010—5). The debt related to the commitments of leased equipment is not reflected in the balance sheet. The lease terms range from 60 to 144 months for Embraer and ATR. These contracts are adjusted based on variation in the quotation of U.S. dollar plus LIBOR. For these contracts, letters of guarantee or deposits were offered.

The future minimum payments of non-cancellable operating leases of aircraft and engines, consolidated in the total and for each of the following periods, are presented below:

	2012	2011	2010
Up to one year	419,856	149,114	80,518
From one to five years	1,549,049	557,367	309,800
More than five years	1,632,956	669,014	379,789

	3,601,861	1,375,495	770,107

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

27.	Commitments (Continued)

b)	Commitments for future acquisitions of aircraft

The Company has contracts for acquisition of 45 aiscraft (2011—56 and 2010—40), where the following future payments will be made:

	2012	2011	2010
Up to one year	748,763	964,020	767,902
More than one year up to five years	1,766,071	1,713,101	806,986
More than five years	—	—	147,525

	2,514,834	2,677,121	1,722,413

At December 31, 2012 the Company have 30 options for acquisition of aircraft (12/31/2011—34 options).

28.	Share-based option plan

The Special Shareholders’ Meeting held on December 11, 2009 approved the Company’s stock option plan. In accordance with the plan, the Remuneration Committee approved, on the same date, the first share-based option plan authorizing the issuance of 2,859,200 options of preferred shares class B for officers, executives, and key Company employees. The plan is valid for 10 years, and no option may be granted after this period. The fair value of options to purchase shares was estimated on the date of grant of options using the option pricing model Black-Scholes.

On March 24, 2011, the Remuneration Committee approved the second share-based option plan, authorizing 824,000 options of preferred shares class B. The option exercise price of this second grant was defined based on an evaluation made by the Company, using the free cash flow discounted to present value method.

Due to the granting of the additional options arising from the second program, the Special Shareholders’ Meeting held on April 27, 2011 approved an amendment to the Company’s charter authorizing capital increase up to 3,683,200 preferred shares class B and also approved change of item 4.1 of the stock option plan for the total number of shares subject matter of the options granted not to exceed a total of 3,683,200 preferred shares class B.

Subsequently, in the meeting held on April 5, 2011, the Remuneration Committee approved the termination of the first program dated December 31, 2010 and created the third share-based option plan, which authorizes the issuance of stock options of 342,800 preferred shares class B remaining from the first program. The exercise price for the options granted in the third program is R$12.88.

The assumptions used in pricing model Black-Scholes options are listed below:

	1st program	2nd program	3rd program
Total options granted	2,516,400	770,000	328,000
Total options vested	2,341,080	324,640	97,000
Option exercise price	R$6.83	R$12.88	R$12.88
Option fair value as of grant date	R$3.85	R$8.32	R$8.32
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Duration of the option (in years)	10	10	10
Average term (in years)	7	7	7

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

28.	Share-based option plan (Continued)

Share options at December 31, 2012 are stated as follows:

	Share options	Weighted average price for the year
Balance at December 31, 2009	2,358,000	R$	6.83
Granted	158,400	R$	6.83
Balance at December 31, 2010	2,516,400	R$	6.83
Granted	850,000	R$	12.88
Balance at December 31, 2011	3,366,400	R$	8.35
Granted	248,000	R$	12.88

Balance at December 31, 2012	3,614,400	R$	7.24

In the first program the estimated volatility was calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America. The second and third programs were based on the historical volatility of airline shares listed on stock exchanges in Brazil.

29.	Provisions for legal claims

At December 31, 2012, the Company is party in judicial and administrative proceedings.

The civil lawsuits are primarily related to compensation claims in relation to flight delays, cancellations of flights, luggage loss, and damage to luggage. The labor lawsuits primarily consist of discussions related to overtime, allowance for risk, allowance for healthy, and salary differences.

The values of provision relating to civil, labor and tax proceedings, with probable loss are shown below:

	Civil	Labor	Taxes	Total
At January 1, 2010	—	—	—	—
Provisions recognized	456	11	—	467

At December 31, 2010	456	11	—	467
Provisions recognized	2,998	60	—	3,058
Utilized provisions	(755)	(8)	—	(763)

At December 31, 2011	2,699	63	—	2,762
Effects of consolidation of TRIP’s	21,734	6,951	7,805	36,490
Provisions recognized	8,120	173	—	8,293
Utilized provisions	(3,405)	(174)	—	(3,579)

At December 31, 2012	29,148	7,013	7,805	43,966

Allowances are reviewed based on the evolution of the proceedings and history of losses through the current best estimate for labor and civil cases. There are other proceedings assessed by management and legal advisors as possible risks, at the estimated amount on December 31, 2012 of R$1,417 for civil actions (2011—R$658) and R$1,053 for labor claims (2011—R$285 and 2010 none) for which no allowance was made.

Due to the TRIP acquisition the Company recognized the fair value of the claims assessed as possible losses as required for the IFRS 3 Business Combination, in the total amount of R$10,202.

AZUL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

29.	Provisions for legal claims (Continued)

The Company is arguing in court the non-levy of ICMS on imports of aircraft, engines, and simulator under a lease without option to purchase in operations made with lessors with main places of business in foreign countries. In the opinion of the Management of the Company, such operations are substantiated in a lease and the contractual obligation as to the return of the property under the contract is expressly stated. Management believes that the lack of characterization of movement of goods does not originate therefore, the taxable event of ICMS.

The estimated aggregate value of pending judicial disputes related to non-levy of ICMS on imports above-mentioned is R$106,923 at December 31, 2012 (2011—R$104,110) not including default charges. The Company, based on the assessment of the subject by its legal advisors and based on similar actions deemed favorable to taxpayers by the Higher Court of Justice (STJ) and Federal Supreme Court (STF) in the second quarter of 2007, believes that the chances of loss are remote, and therefore, no allowance was made for such amounts.

On April 2, 2012 the subsidiary Azul filed a declaratory action with no request for injunctive relief in order to suspend the payment of claims relating to air navigation fees. A demand for payment of the air navigation fee was suspended pursuant to a decision by the Regional Court of the 1st Region on October 19, 2012, which suspended the obligation to pay those fees until the delivery of the judgment of 1st instance in a declaratory action described above, ensuring that Azul not suffer any of the penalties provided for in Article 6 of Law No. 6.009/1973. The Company maintains an allowance for unpaid amounts, and December 31, 2012 the amount was R$25,666, recorded in accounts payable.

Although the result of these actions and proceedings cannot be predicted, in the opinion of management supported by consultation with its independent legal advisors, the final judgment of such actions will not have a material adverse effect on the financial position, operating results, nor cash flows of the Company nor of its subsidiaries.

30.	Insurance

The Company seeks support from insurance consultants in the market in order to establish coverage compatible with its size and operations. The coverage, as of December 31, 2012, for the following types according to the insurance policies is:

Type	Insured amounts
Fire-property and equipment	137,600
Civil liabilities	1,599,000

Financial Statements

TRIP Linhas Aéreas S.A.

Period ended November 30, 2012 and year ended

December 31, 2011, 2010 and January 1, 2010

with Independent Auditor’s Report

TRIP LINHAS AÉREAS S.A.

FINANCIAL STATEMENTS

Period ended November 30, 2012 and year ended December 31, 2011, 2010 and January 1, 2010

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Trip Linhas Aéreas S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of TRIP Linhas Aéreas S.A., which comprise the statements of financial position of Trip Linhas Aéreas S.A. as of November 30, 2012, December 31, 2011 and 2010 and January 1, 2010, and the related statements of operations, comprehensive income (loss), changes in equity, and cash flows for the eleven month period ended November 30, 2012 and each of the two years in the period ended December 31, 2011, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRIP Linhas Aéreas S.A. as of November 30, 2012, December 31, 2011 and 2010 and January 1, 2010, and the results of its operations and its cash flows for the eleven month period ended November 30, 2012 and each of the two years in the period ended December 30, 2011, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Restatement of Prior Period Financial Statements

As discussed in Note 3 to the financial statements, the financial statements for the years ended December 31, 2011 and 2010 and January 1, 2010 have been restated for the correction of errors and changes in accounting policies. Our opinion is not modified with respect to this matter.

São Paulo, Brazil

March 20, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-8

Luciano Neris

Accountant

CRC-1PA007729/O-8-S-SP

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF FINANCIAL POSITION

AS AT NOVEMBER 30, 2012 AND DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
		(Restated)	(Restated)	(Restated)
Assets
Current assets
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash (Note 6)	55,885	—	—	—
Short-term investments (Note 7)	25,474	56,448	62,843	5,263
Trade and other receivables (Note 9)	114,985	132,957	66,298	63,297
Inventories (Note 10)	40,447	39,620	27,353	25,321
Taxes recoverable	4,521	986	2,287	3,288
Prepaid expenses (Note 11)	9,638	13,691	21,868	13,133
Derivative financial instruments (Note 20)	—	12,746	—	—
Other current assets	502	651	740	509

Total current assets	253,119	260,492	183,281	119,495

Non-current assets
Restricted investments (Note 8)	7,041	49,658	24,845	12,880
Security deposits and maintenance reserves (Note 13)	94,939	52,468	43,495	11,826
Prepaid expenses (Note 11)	20,439	16,949	14,404	11,631
Other non-current assets	100	100	267	6,653
Property and equipment (Note 14)	718,758	757,446	623,985	513,619
Intangible assets (Note 15)	57,954	63,566	58,983	55,357

Total non-current assets	899,231	940,187	765,979	611,966

Total assets	1,152,350	1,200,679	949,260	731,461

Liabilities and shareholders’ equity
Current liabilities
Loans and financing (Note 17)	232,406	134,372	56,672	45,172
Loans—reclassified as current due to default (Note 17)	86,568	86,844	—	—
Accounts payable	146,685	86,026	51,118	59,690
Air Traffic Liabilities	52,823	97,116	72,795	47,018
Salaries, wages and benefits	58,749	41,708	25,548	16,620
Insurance premiums payable	3,133	7,315	3,896	3,018
Derivative financial instruments (Note 20)	8,220	—	—	—
Taxes payable	67,137	63,055	46,238	23,206
Other current liabilities	5,196	8,355	4,521	8,545

Total current liabilities	660,917	524,791	260,788	203,269

Non-current liabilities
Taxes payable	—	115	4,482	6,337
Loans and financing (Note 17)	686,133	717,546	536,680	395,877
Provision for legal claims (Note 25)	15,528	9,342	5,281	5,666
Provision for return of aircrafts and engines (Note 18)	8,554	4,533	1,585	563
Payable to related parties (Note 12)	102,617	—	—	—
Other non-current liabilities	—	—	965	15,279

Total non-current liabilities	812,832	731,536	548,993	423,722

Shareholders’ equity (Note 19)
Issued capital	84,166	84,166	84,166	80,542
Capital reserve	83,940	83,940	83,940	69,654
Accumulated other comprehensive income	—	12,746	—	—
Accumulated losses	(489,505)	(236,500)	(28,627)	(45,726)

	(321,399)	(55,648)	139,479	104,470

Total liabilities and shareholders’ equity	1,152,350	1,200,679	949,260	731,461

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF OPERATIONS

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Operating revenue (Note 22)
Passenger revenue	1,249,690	949,470	663,497
Other revenue	160,339	127,844	88,597

	1,410,029	1,077,314	752,094
Operating expenses
Aircraft fuel	(481,006)	(358,470)	(176,644)
Salaries, wages and benefits	(292,838)	(264,950)	(168,682)
Aircraft and other rent	(140,255)	(76,640)	(45,742)
Maintenance materials and repairs	(118,122)	(98,168)	(36,426)
Landing fees	(80,538)	(47,392)	(23,804)
Sales and marketing	(66,750)	(26,235)	(16,815)
Depreciation and amortization	(61,701)	(68,345)	(55,310)
Traffic and customer servicing	(54,475)	(53,191)	(39,409)
Other operating expenses	(245,508)	(183,295)	(118,553)

	(1,541,193)	(1,176,686)	(681,385)

Operating (loss) income	(131,164)	(99,372)	70,709
Financial result (Note 23)
Financial income	4,244	7,541	4,429
Financial expenses	(91,792)	(87,327)	(57,220)
Derivative financial instruments	(87)	(634)	—
Foreign currency exchange, net	(34,206)	(28,081)	8,034

Income /(loss) before income tax and social contribution	(253,005)	(207,873)	25,952

Income tax and social contribution current (Note 16)	—	—	(8,853)

Income/ (loss) for the period/year	(253,005)	(207,873)	17,099

Basic and diluted earnings/(loss) per common share—R$	(3.25)	(2.67)	0.22
Basic and diluted earnings/(loss) per preferred share—R$	(40.08)	(32.93)	2.71

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Income/(loss) for the year	(253,005)	(207,873)	17,099
Net movement on the cash flow hedge	(12,746)	12,746	—

Total comprehensive income/ (loss) for the year	(265,751)	(195,127)	17,099

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF CHANGES IN EQUITY

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Accumulated other comprehensive income (cash flow hedge reserve)	Accumulated losses	Total
January 1, 2010 (Restated)	80,542	69,654	—	(45,726)	104,470
Capital increase	3,624	14,286	—	—	17,910
Total comprehensive income	—	—	—	17,099	17,099

December 31, 2010 (Restated)	84,166	83,940	—	(28,627)	139,479
Total comprehensive loss	—	—	12,746	(207,873)	(195,127)

December 31, 2011 (Restated)	84,166	83,940	12,746	(236,500)	(55,648)
Total comprehensive loss	—	—	(12,746)	(253,005)	(265,751)

November 30, 2012	84,166	83,940	—	(489,505)	(321,399)

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF CASH FLOW

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Cash flows from operating activities
Income / (loss) for the period/year	(253,005)	(207,873)	17,099
Adjustments to reconcile net loss to cash flows provided by (used for) operating activities
Depreciation and amortization	61,701	68,345	55,310
Interest and exchange variations on assets and liabilities	81,775	63,484	16,879
Results from derivative financial instruments	8,220	—	—
Write-off of capital expenditures	28,544	9,366	4,203
Allowance for doubtful accounts, net	16,893	22,891	212
Provision for legal claims	6,186	4,061	(385)
Provision for obsolescence	810	1,767	205
Provision for return of aircrafts	4,021	2,949	1,023
Changes in operating assets and liabilities
Trade and other receivables	1,079	(89,549)	(3,213)
Inventories	(1,637)	(14,034)	(2,237)
Taxes recoverable	(3,535)	1,302	1,001
Security deposits and maintenance reserves	(28,708)	(4,752)	(33,775)
Prepaid expenses	563	5,632	(11,508)
Related parties	102,617	—	—
Other assets	151	252	6,153
Accounts payables	60,659	34,907	(8,572)
Salaries, wages and benefits	17,041	16,161	8,928
Insurance premiums payable	(4,182)	3,419	878
Taxes payable	3,967	12,449	21,177
Air Traffic Liabilities	(44,293)	24,321	25,777
Other liabilities	(3,161)	2,869	(18,338)
Interest paid	(78,992)	(59,130)	(38,127)

Cash provided by (used for) operating activities	(23,286)	(101,163)	42,690
Cash flows from investing activities
Short-term investment	30,974	(24,812)	(57,580)
Restricted investment	42,617	6,395	(11,964)
Restricted cash	(55,885)	—	—
Capital expenditures	(45,945)	(215,755)	(173,505)

Net cash used in investing activities	(28,239)	(234,172)	(243,049)
Cash flows from financing activities
Loans
Proceeds	259,183	586,485	186,960
Repayment	(209,384)	(249,649)	(11,303)
Capital increase	—	—	17,910

Net cash generated by financing activities	49,799	336,836	193,567
Increase (decrease) in cash and cash equivalents	(1,726)	1,501	(6,792)
Cash and cash equivalents at the beginning of the year	3,393	1,892	8,684

Cash and cash equivalents at the end of the year	1,667	3,393	1,892

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

TRIP Linhas Aéreas S.A. (herein after referred as “Company”) was incorporated on July 18, 1997 and is headquartered in the city of Campinas, São Paulo. Its operation was authorized on February 18, 1998.

The Company’s purpose is to explore regular air transportation services for passengers and/or freight, as well as supplemental passenger activities for passengers, freight and/or air mail, air taxi, maintenance and repair of aircraft, engines, components and parts, hangar services, apron services, cleanliness of aircraft and flight attendant’s supplies.

On May 25, 2012, the shareholders of the Company and Azul S.A. (“Azul”) signed an agreement for the acquisition of 100% of the share capital of the Company by Azul.

On November 22, 2012, the Brazilian National Civil Aviation (‘’ANAC’’) approved the acquisition of the Company by Azul S.A., which became the 100% shareholder of the Company and on November 30, Azul S.A. took control of the financial and operating policies of the Company.

The acquisition was a share for share exchange without transfer of cash. Azul S.A. issued new shares to TRIP´s shareholders, who became owners of 30.69% of the Azul S.A total shares.

The Council of the Administrative Council Economic Defense (“CADE”) gave pre-approval of the acquisition in November 2012. Final CADE approval was received on March 6, 2013, however this approval requirement was assessed as being perfunctory by management for the purposes of assessing control given that pre-approval by the CADE Council and approval by ANAC had already occurred.

2.	Basis of presentation of financial statements

The financial statements were approved in the executive board meeting held on March 20, 2013.

The financial statements were prepared in Brazilian Reais, which is the functional currency of the Company. The financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company has adopted all standards, and interpretations issued by the IASB and the IFRS Interpretation Committee that were in effect on November 30, 2012. The financial statements were prepared using the historical cost basis, except for valuation of certain financial instruments asset and liabilities which are measured at fair value.

The November 30, 2012 financial statements were prepared considering an 11 month period for 2012 and 12 month periods for prior years. The November 30, 2012 financial statements relate to the period prior to the acquisition of the Company by Azul S.A. (refer to note 1 for details). After November 30, 2012 the Company is included in the consolidated financial statements of Azul S.A.

3.	Restatement of financial statements

In 2012, the Company has restated the financial statements for the years ended December 31, 2011, 2010, and January 1, 2010 in accordance with IAS 8 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

The restatement addresses the correction of errors and changes in accounting policies. There was no change on the estimates that existed at those balance sheet dates.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

The column “Adjustments” represents impacts on the statements of operations, whereas the “Reclassifications” column does not impact in statement of operations

Details of the adjustments and their effects are shown below:

3.1.	Opening Balance Sheet at January 1, 2010

	January 1, 2010
Assets	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current assets
Cash and cash equivalents	26,827	—	(18,143)	8,684
Short-term investments	—	—	5,263	5,263
Trade and other receivables	61,417	—	1,880	63,297
Inventories (i)	36,571	(3,000)	(8,250)	25,321
Taxes recoverable	3,288	—	—	3,288
Prepaid expenses (ii)	5,507	295	7,331	13,133
Other assets	1,470	—	(961)	509

Total current assets	135,080	(2,705)	(12,880)	119,495

Non-current assets
Restricted financial investments	—	—	12,880	12,880
Security deposits and maintenance reserves (iii)	5,311	6,515	—	11,826
Prepaid expenses (ii)	9,800	1,831	—	11,631
Deferred tax (iv)	11,828	(11,828)	—	—
Other non-current assets	6,653	—	—	6,653
Property and equipment (v)/(vi)	516,638	(2,367)	(652)	513,619
Intangible assets	54,705	—	652	55,357

Total non-current assets	604,935	(5,849)	12,880	611,966

Total assets	740,015	(8,554)	—	731,461

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.1.	Opening Balance Sheet at January 1, 2010 (Continued)

	January 1, 2010
Liabilities and shareholders’ equity	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current liabilities
Loans and financing	50,209	—	(5,037)	45,172
Accounts payable	49,356	(872)	11,206	59,690
Air Traffic Liabilities (viii)	43,597	(2,442)	5,863	47,018
Salaries, wages and benefits	20,861	—	(4,241)	16,620
Insurance premiums payable	—	—	3,018	3,018
Taxes payable (ix)	—	20,708	2,498	23,206
Other current liabilities	18,691	—	(10,146)	8,545

Total current liabilities	182,714	17,394	3,161	203,269

Non-current liabilities
Taxes payable	6,337	—	—	6,337
Loans and financing	392,137	—	3,740	395,877
Provision for legal claims	5,666	—	—	5,666
Accounts payable	18,445	—	(18,445)	—
Provision for return of aircrafts (x)	—	563	—	563
Deferred tax (iv)	18,969	(18,969)	—	—
Other non-current liabilities	3,735	—	11,544	15,279

Total non-current liabilities	445,289	(18,406)	(3,161)	423,722

Shareholders’ equity
Issued capital	80,542	—	—	80,542
Capital reserve	69,709	(55)	—	69,654
Accumulated losses	(38,239)	(7,487)	—	(45,726)

	112,012	(7,542)	—	104,470

Total liabilities and shareholders’ equity	740,015	(8,554)	—	731,461

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Balance Sheet at December 31, 2010

	2010
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Assets
Current assets
Cash and cash equivalents	1,892	—	—	1,892
Short-term investments	87,688	—	(24,845)	62,843
Trade and other receivables	63,994	—	2,304	66,298
Inventories (i)	43,809	(3,204)	(13,252)	27,353
Taxes recoverable	2,305	—	(18)	2,287
Prepaid expenses (ii)	7,411	600	13,857	21,868
Other current assets	4,472	—	(3,732)	740

Total current assets	211,571	(2,604)	(25,686)	183,281

Non-current assets
Restricted financial investments	—	—	24,845	24,845
Security deposits and maintenance reserves (iii)	22,788	20,974	(267)	43,495
Prepaid expenses (ii)	15,659	(1,583)	328	14,404
Deferred tax (iv)	18,771	(18,771)	—	—
Other non-current assets	—	—	267	267
Property and equipment (v)/(vi)	530,101	92,481	1,403	623,985
Intangible assets	60,385	—	(1,402)	58,983

Total non-current assets	647,704	93,101	25,174	765,979

Total assets	859,275	90,497	(512)	949,260

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Balance Sheet at December 31, 2010 (Continued)

	2010
Liabilities and shareholders’ equity	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current liabilities
Loans and financing (vi)	51,237	12,537	(7,102)	56,672
Accounts payable	45,012	(775)	6,881	51,118
Air Traffic Liabilities (viii)	71,865	(4,157)	5,087	72,795
Salaries, wages and benefits	13,444	—	12,104	25,548
Insurance premiums payable	—	—	3,896	3,896
Taxes payable (ix)	35,838	34,333	(23,933)	46,238
Other current liabilities	—	—	4,521	4,521

Total current liabilities	217,396	41,938	1,454	260,788

Non-current liabilities
Taxes payable	—	—	4,482	4,482
Loans and financing (vi)	459,434	74,211	3,035	536,680
Provision for legal claims	5,281	—	—	5,281
Provision for return of aircrafts (x)	—	1,585	—	1,585
Deferred tax (iv)	16,846	(16,846)	—	—
Other non-current liabilities	10,448	—	(9,483)	965

Total non-current liabilities	492,009	58,950	(1,966)	548,993

Shareholders’ equity
Issued capital	84,166	—	—	84,166
Capital reserve	83,995	(55)	—	83,940
Accumulated losses	(18,291)	(10,336)	—	(28,627)

	149,870	(10,391)	—	139,479

Total liabilities and shareholders’ equity	859,275	90,497	(512)	949,260

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Statement of operations at December 31, 2010 (Continued)

	2010
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Operating revenue
Passenger revenue	718,816	—	(55,319)	663,497
Other revenue (viii)	—	1,404	87,193	88,597

	718,816	1,404	31,874	752,094
Aircraft fuel	(180,093)	—	3,449	(176,644)
Salaries, wages and benefits	(185,578)	—	16,896	(168,682)
Aircraft and other rent (x)	(50,150)	3,286	1,122	(45,742)
Maintenance materials and repairs (i)/(iii)/(v)	(50,368)	14,255	(313)	(36,426)
Landing fees	(105,837)	—	82,033	(23,804)
Traffic and customer servicing	(23,804)	—	(15,605)	(39,409)
Sales and marketing	—	—	(16,815)	(16,815)
Depreciation and amortization (vi)	(51,864)	(1,179)	(2,267)	(55,310)
Other operating income (expenses) (ii)	(9,432)	(10,484)	(98,637)	(118,553)

	(657,126)	5,878	(30,137)	(681,385)
Operating (loss) income	61,690	7,282	1,737	70,709
Financial result
Financial income	8,753	—	(4,324)	4,429
Financial expenses	(57,553)	—	333	(57,220)
Foreign currency exchange, net (vi)	—	5,152	2,882	8,034

Loss before income tax and social contribution	12,890	12,434	628	25,952

Income tax and social contribution current (ix)	(2,008)	(6,217)	(628)	(8,853)
Income tax and social contribution deferred (iv)	9,066	(9,066)	—	—

Income/(Loss) for the year	19,948	(2,849)	—	17,099

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Balance Sheet at December 31, 2011

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Assets
Current assets
Cash and cash equivalents	3,393	—	—	3,393
Short-term investments	106,106	—	(49,658)	56,448
Trade and other receivables (vii)	148,492	(22,837)	7,302	132,957
Inventories (i)	46,582	(12,925)	5,963	39,620
Taxes recoverable	986	—	—	986
Prepaid expenses (ii)	15,469	(208)	(1,570)	13,691
Derivative financial instruments	12,746	—	—	12,746
Other current assets	7,022	—	(6,371)	651

Total current assets	340,796	(35,970)	(44,334)	260,492

Non-current assets
Restricted financial investments	—	—	49,658	49,658
Security deposits and maintenance reserves (iii)	34,504	18,038	(74)	52,468
Prepaid expenses (ii)	14,687	1,935	327	16,949
Deferred tax (iv)	66,459	(66,459)	—	—
Other non-current assets	—	—	100	100
Property and equipment (v)/(vi)	660,489	101,832	(4,875)	757,446
Intangible assets	66,541	—	(2,975)	63,566

Total non-current assets	842,680	55,346	42,161	940,187

Total assets	1,183,476	19,376	(2,173)	1,200,679

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Balance Sheet at December 31, 2011 (Continued)

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Liabilities and shareholders’ equity
Current liabilities
Loans and financing (vi)	131,420	32,696	(29,744)	134,372
Loans—reclassified as current due to default	—	—	86,844	86,844
Accounts payable (xi)	75,540	657	9,829	86,026
Air Traffic Liabilities (viii)	102,169	(10,736)	5,683	97,116
Salaries, wages and benefits	21,507	—	20,201	41,708
Insurance premiums payable	—	—	7,315	7,315
Taxes payable (ix)	54,165	50,682	(41,792)	63,055
Other current liabilities	—	—	8,355	8,355

Total current liabilities	384,801	73,299	66,691	524,791

Non-current liabilities
Taxes payable	115	—	—	115
Loans and financing (vi)	711,315	75,095	(68,864)	717,546
Provision for legal claims (xii)	3,789	5,553	—	9,342
Deferred tax (iv)	10,198	(10,198)	—	—
Provision for return of aircrafts (x)	—	4,533	—	4,533

Total non-current liabilities	725,417	74,983	(68,864)	731,536

Shareholders’ equity
Issued capital	84,166	—	—	84,166
Capital reserve	83,995	(55)	—	83,940
Other comprehensive loss	12,746	—	—	12,746
Accumulated losses	(107,649)	(128,851)	—	(236,500)

	73,258	(128,906)	—	(55,648)

Total liabilities and shareholders’ equity	1,183,476	19,376	(2,173)	1,200,679

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Statement of operations December 31, 2011 (Continued)

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Operating revenue
Passenger revenue (viii)	1,064,888	6,579	(121,997)	949,470
Other revenue (viii)	—	(5,365)	133,209	127,844

	1,064,888	1,214	11,212	1,077,314
Aircraft fuel (xi)	(352,009)	(7,754)	1,293	(358,470)
Salaries, wages and benefits	(299,694)	—	34,744	(264,950)
Aircraft and other rent (x)	(105,929)	7,961	21,328	(76,640)
Maintenance materials and repairs (i)/(iii)/(v)	(85,856)	(8,438)	(3,874)	(98,168)
Landing fees	(99,520)	—	52,128	(47,392)
Sales and marketing	—	(1,438)	(24,797)	(26,235)
Depreciation and amortization (vi)	(60,433)	(4,728)	(3,184)	(68,345)
Traffic and customer servicing	(57,999)	—	4,808	(53,191)
Other operating income (expenses) (ii)/(xii)	(55,147)	(42,235)	(85,913)	(183,295)

	(1,116,587)	(56,632)	(3,467)	(1,176,686)
Operating (loss) income	(51,699)	(55,418)	7,745	(99,372)
Financial result
Financial income	—	—	7,541	7,541
Financial expenses (vi)	(99,017)	4,548	7,142	(87,327)
Derivative financial instruments	7,022	—	(7,656)	(634)
Foreign currency exchange, net (vi)	—	(13,309)	(14,772)	(28,081)

Loss before income tax and social contribution	(143,694)	(64,179)	—	(207,873)

Income tax and social contribution current	—	—	—	—
Income tax and social contribution deferred (iv)	54.336	(54,336)	—	—

Income/ (Loss) for the year	(89,358)	(118,515)	—	(207,873)

(i)	The Company identified the need to record a provision for obsolete inventory as at December 31, 2011, December 31, 2010 and January 1, 2010 in order to value inventories at the lower of cost and net realizable value. This adjustment was recorded against the line item ‘’maintenance materials and repairs’’ in the statement of operations for the years ended December 31, 2011 and 2010.

(ii)	The Company did not record lease payments under operating leases as an expense on a straight-line basis in the years ended December 31, 2011 and 2010. Therefore adjustments have been recorded in order to correct operating lease expenses in those years and also to correct the related balance sheet accounts as at January 1, 2010, December 31, 2010 and December 31, 2011.

(iii)

In the years ended December 31, 2011 and 2010 the Company expensed payments related to maintenance deposits paid to aircraft lessors. However, these deposits are reimbursable by the lessor and, therefore represent an asset. The Company reversed the relevant expense in the years

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Year ended December 31, 2011 (Continued)

ended December 31, 2011 and 2010 and recorded the recoverable amount of the deposit in non-current assets as at December 31, 2011, December 31, 2010 and January 1, 2010.

(iv)	As at December 31, 2011, December 31, 2010 and January 1, 2010 the Company recorded deferred tax assets even though it was not probable that there would be taxable profits in future periods against which the deductible temporary differences could be utilized. The Company has therefore written off these amounts.

(v)	The Company identified that certain costs and training benefits relating to the years ended December 31, 2011 and 2010, as well as agreements and transactions with aircraft manufacturers, which had not been recorded in the statement of operations. The unrecorded expenses have now been recorded for years ended December 31, 2011 and 2010 and the benefit has been recorded as an adjustment to Property and Equipment.

(vi)	The Company identified three aircraft classified as operating leases which should have been classified as finance leases as at December 31, 2011, December 31, 2010 and January 1, 2010, since the risks and rewards for the underlying leased items were transferred to the Company. As a result, the Company has recognized these aircrafts as Property, Plant and Equipment at their fair value on the acquisition date, with a corresponding liability related to the future lease payments as at December 31, 2011, December 31, 2010 and January 1, 2010. Corresponding adjustments were recorded to increase depreciation expense, reduce Aircraft and other rent, increase interest expense and adjusts foreign currency exchange (contracts are denominated in US dollars).

(vii)	As at December 31, 2011, December 31, 2010 and January 1, 2010, the Company did not record a provision for doubtful accounts based on all the information on collectability available to management at the time. An increased provision has therefore been recorded as at these dates, with corresponding adjustments to the statement of operations for the years ended December 31, 2011 and 2010.

(viii)	The Company revised its policy to recognize “breakage” revenue, upon departure of the related flight, from those ticket fares that are expected to expire unused. This change in accounting policy was applied retrospectively as determined by IAS 8 resulting in an increase of revenue for the years ended December 31, 2011 and 2010 and a decrease in air traffic liability as at December 31, 2011, December 31, 2010 and January 1, 2010

(ix)	The Company has reassessed its tax position as at December 31, 2011, December 31, 2010 and January 1, 2010 to take account of the effects of the restatement adjustments and other matters. A corresponding adjustment has been recorded to income tax expense for the years ended December 31, 2011 and 2010.

(x)	Some operating lease contracts require that the aircraft shall be returned at the end of the contract in an agreed upon condition, however no provision was recorded as at December 31, 2011, December 31, 2010 and January 1, 2010. The Company has now recorded an appropriate provision at these dates and recorded an adjustment to Aircraft and other rent for the years ended December 31, 2011 and 2010.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Year ended December 31, 2011 (Continued)

(xi)	The Company identified an adjustment as at December 31, 2011 related to the non-accrual fuel supplied by but not invoiced. The Company has now recorded an appropriate provision at this date and recorded an adjustment to Aircraft fuel for the year ended December 31, 2011.

(xii)	The Company identified certain civil, labor, and tax lawsuits with probable loss which were not provided for as at December 31, 2011. As a result, the Company recorded an appropriate provision at this date and recorded an adjustment to Other operating income (expenses) for the year ended December 31, 2011.

(xiii)	The Company also reclassified some of the items included in the balance sheets in order to conform to the requirements of IAS 1. These reclassifications were comprised mainly of current vs. non-current and offsetting adjustments. The reclassifications in the statement of operations were to reflect industry practice and for comparability purposes with the information disclosed in the 2012 statement of operations.

4.	Significant accounting policies

4.1.	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short term cash commitments and not for investments and other purposes. The Company consider as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company includes instruments with maturities when purchased of less than three months as cash equivalents.

4.2.	Financial instruments—initial recognition and subsequent measurement

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale, or derivatives classified as effective hedge instruments, as applicable.

The Company determines the classification of its financial assets upon initial recognition when it becomes party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

The financial assets of the Company include cash and cash equivalent, short-term investments, restricted investments, trade and other receivables, loans and other receivables, as well as derivative financial instruments.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification.

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of short term sale. This category includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Financial assets at fair value through profit or loss are presented on the balance sheet at fair value, with corresponding gains or losses recognized in the statements of operations.

The Company classifies financial assets at fair value through profit or loss, because it intends to trade them in the short term. When the Company is unable to trade these financial assets due to inactive markets, and management’s intention of selling them in the near future undergoes significant changes, the Company may choose to reclassify them. Reclassification to loans and receivables, available for sale or held to maturity depends on the nature of the asset. Financial assets designated at fair value through profit or loss using the fair value option at the moment of presentation cannot be reclassified after initial recognition.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed in an active market. After initial measurement, these financial assets are recorded at amortized cost using the effective interest method, less impairment losses. The amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. The amortization of the effective interest method is recorded as financial income in the statements of operations. Impairment losses are recognized as financial expenses in the statements of operations.

Trade and other receivable are initially recorded at fair value (including a present value adjustment if there are extended credit terms). An allowance for doubtful accounts is made with the estimate being based on various factors including customer profile and the age of individual debt. Information regarding the details of trade accounts receivable and changes in the allowance for doubtful accounts are detailed in Note 9.

Derecognition

Financial assets (or, where appropriate, part of a financial asset or part of a group of similar financial assets) are written-off when:

•	The rights to receive cash flows from the assets have expired;

•

The Company has transferred its rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or substantially all the risks and benefits related to the assets, but has transferred control of the assets.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

When the Company has transferred its rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company.

In this case, the Company also recognizes an associated liability. The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

(ii)	Impairment of financial assets

At every balance sheet date, the Company assesses if there is any objective evidence of impairment of financial assets or groups of financial assets. A financial asset or group of financial assets is considered impaired, if there is objective evidence of a lack of recoverability as the result of one or more events that occurred after initial recognition (“loss event”) and when this event has an impact on future estimated cash flows of a financial asset that can be reasonably estimated.

Evidence of impairment loss may include an indication that counterparties are experiencing significant financial difficulty, late payments, defaults, bankruptcy or a likelihood that these entities will file for bankruptcy or other types of financial reorganization.

Financial assets at amortized cost

In relation to financial assets shown at amortized cost, the Company initially assesses if there is clear evidence of impairment loss for each financial asset that is individually significant, or groups of financial assets that are not individually significant but remain significant as a whole. If the Company concludes that there is no evidence of any impairment loss on an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and jointly assessed in relation to impairment losses. Assets that are individually assessed for impairment losses and for which an impairment loss continues to be recognized are not included in any joint assessment of impairment losses.

When there is clear evidence of an incurred impairment loss, the amount is measured as the difference between the book value of the assets and present value of estimated future cash flows (excluding future expected credit losses not yet incurred). The present value of estimated future cash flows is discounted by the original effective interest rate for financial assets. When a loan has a floating interest rate, the discount rate for measuring any impairment loss is current effective interest rate.

The book value of the assets is reduced through a provision and the loss is recognized in the statements of operations. Interest income continues to be calculated on the reduced book value based on the original effective interest rate for the asset. The loans, together with the corresponding allowances are written-off when there is no realistic prospect of their future

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

recovery and all collateral has been realized or transferred to the Company. If in a subsequent year, the impairment loss amount increases or decreases due to an event after the recognition of impairment loss, the loss that was previously recognized is increased or reduced by adjusting the provision. Any future recovery of the written-off amount is recognized in the statements of operations.

(iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowing, or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are initially recognized at fair value less, in the case of loans and financing, directly related transaction costs.

Financial liabilities of the Company include accounts payable and other accounts payable, overdraft balances, loans and financing, security deposits, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of short term settlement. This category includes derivative financial instruments contracted by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Gains and losses in liabilities held for trading are recognized in the statements of operations.

Loans and borrowings

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate. Gains and losses are recognized in the statements of operations on the derecognition of liabilities as well as during the the effective interest rate amortization process.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled, or expires.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of operations.

(iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount represented in the consolidated financial position if, and only if, there is a currently enforceable, legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liability simultaneously.

(v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the balance sheet date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 20.

4.3.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments relating to currency forward contracts options, commodities (WTI) forward contracts, and interest rate swaps to hedge against both foreign exchange rate risk and interest rate risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative is contracted and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the statements of operations for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive income (loss). These gains or losses are then recorded in the statements of operations when the hedged item affects profit and loss.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.3.	Derivative financial instruments and hedge accounting (Continued)

The following classifications are used for hedge accounting purposes:

•	fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

•

cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

•	hedge of net investment in a foreign operation.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wish to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the statements of operations. The gain or loss from the hedged item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the statements of operations.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of operations.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of operations. The accumulated balance in the balance sheet resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against exposure to changes in fair value of some of its aircraft financing, fixed between 4.5% and 5.5% per annum. See Note 20 for details.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.3.	Derivative financial instruments and hedge accounting (Continued)

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive income (loss) while anyineffective portion of the hedge is recognized immediately in financial income (expenses).

The amounts recorded in other comprehensive income (loss) are transferred to the statement of operations when the hedged transaction affects, profit or loss for example when the financial income or expense being hedged is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive income are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive income are transferred to the statement of operations. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive income remains deferred in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses swap contracts to hedge against its exposure to any increase risk in interest rates related to its operating lease transactions and firm sales commitments.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•

When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•

Derivative instruments that are designated as and are effective hedge instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

4.4.	Inventories

Inventories consist of aircraft maintenance parts and uniforms. The inventories are valued at cost or net realizable value, whichever is lower, net of any provision for obsolescence. Inventories are charged to the statement of operations, when consumed.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.5.	Taxes

Income tax and social contribution

Current tax assets and liabilities are measured at expected amount recoverable from or payable to tax authorities. Tax rates and tax laws used to calculate the amount are those that are in force or substantially in force on the balance sheet date in the countries where the Company operates and generates taxable profit.

Current income tax and social contribution relating to items recognized directly in net equity are recognized in net equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and establishes provision if appropriate.

Deferred taxes

Deferred tax is recorded on temporary differences at the balance sheet date between the tax basis of assets and liabilities and their book values.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

when the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit or taxable profit or loss on the transaction date;

•

on the temporary tax differences related to investments in subsidiaries, where the period of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused, tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization except:

•

when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and

•

on deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each balance sheet date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred tax assets be used. Unrecognized deferred tax assets are reassessed on each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow deferred tax assets be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on the balance sheet date.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.5.	Taxes (Continued)

Deferred tax relating to items recognized directly in other comprehensive income or net equity is also recognized in other comprehensive income or net equity and not in the statement of operations.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority. The rates of these taxes currently set for determining such deferred taxes, are 25% for income tax and 9% for social contribution.

Sales taxes

Revenue, expenses and assets are recognized net of sales taxes and VAT, except:

•

when sales taxes levied on the purchase of goods or services are not recoverable with the tax authorities, in which case the sales tax is recognized as part of acquisition cost of assets or expense item as applicable; and

•	receivables and payables are presented including the sales tax amount.

The net value of sales taxes, recoverable or payable, is included as part of receivables or payables on the statement of financial position.

The revenue from sales of goods and services are subject to the following taxes and contributions:

•	State value added tax on goods and services—ICMS—levied on air cargo operations, at rates ranging from 4% to 19%.

•	Federal Contribution for Social Security Financing (COFINS) levied on passenger transport at the rate of 3% and at 7.6% on remaining revenue from air transport activity.

•	Federal Social Integration Program (PIS): levied on passenger transport at the rate of 0.65%, and at 1.65% on remaining revenue from air transport activity.

These are recorded as deductions from passenger and cargo transport and other revenues in the statements of operations.

4.6.	Translation of foreign currency

The consolidated financial statements are presented in Brazilian reais (R$), which is the Company´s functional currency.

Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency on the date of the transaction.

The assets and liabilities denominated in foreign currencies are translated at the exchange rate with the functional currency prevailing at the balance sheet date.

Non-monetary items measured in foreign currency or historical cost basis are translated using the effective exchange rate on the dates of original transactions. Non-monetary items measured at fair value in foreign currency are translated using the exchange rates in effect on the date of determination of fair value.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.7.	Property and equipment

Assets included in property and equipment are recorded at acquisition or construction cost that includes interest and other financial charges. Pre-payments for aircraft under construction including interest and finance charges incurred during the manufacture of the aircraft and improvements of are also recorded under property and equipment.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and reduce operating lease expenses on a straight line basis during the term of the respective agreement.

Owned aircrafts are recorded at cost of acquisition and subjected to impairment testing, if there are impairment indicators. Aircraft equipment, rotables and tools including reparable spare parts with useful lives that exceed one year are recorded as property plan and equipment at cost of acquisition.

Aircraft lease agreements are accounted for as either operating or finance leases – see note 4.11.

Depreciation is calculated through the straight line method in accordance with the useful lives of the assets as follows:

Estimated useful lives
Leasehold improvements	5 years
Computer equipment and peripherals	5 years
Aircraft	12 years
Engines	12 years
Heavy maintenance	3 years
Tools	10 years
Vehicles	5 years
Furniture and fixtures	10 years
Aircraft equipment	10 years
Simulator	5 years

The net book value and useful life of assets and the amortization methods are reviewed at the end of each year and adjusted prospectively, if applicable.

The Company allocated a maintenance cost component to engines as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, determined in accordance with the period extending up to the next heavy maintenance or the useful life of the engines, whichever is lower.

Repairs and routine maintenance are charged as expenses during the period in which these are incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets for the Company. These maintenance costs are depreciated over useful lives determined in accordance with the period until the next scheduled significant maintenance.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.7.	Property and equipment (Continued)

The Company has a maintenance contract for its engines that covers all significant maintenance activity. The Company has a “power-by-the-hour” type contract, which establishes the rate for maintenance per hour flown, which will be paid in accordance with the total hours flown when maintenance occurs. These heavy maintenance costs are recorded as assets and depreciated over the useful life determined in accordance with the period extending to the next scheduled maintenance.

4.8.	Business Combinations

We account for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

4.9.	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their useful lives and tested for impairment, whenever there is any indication of any loss in economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits of these assets are recorded by means of changes in the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of operations in the expense category consistent with the use of intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indicator that their carrying amount cannot be recovered, either individually or at the cash generating unit level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains and losses resulting from the write-off of intangible assets are measured as the difference between the net value from the sale and the book value of assets and recognized in the statements of operations upon disposal of the assets.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.10.	Impairment of non-financial assets

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is impaired. If any, such evidence is identified or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use. Recoverable amount is determined for an individual asset, unless that asset does not generate independent cash inflows. When the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

The Company operates as a single CGU.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.11.	Leases

The leases of property and equipment in which the Company has substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, acknowledging from the outset a fixed asset and a financing liability (lease). Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

Aircraft held under finance leases are recorded based on the lower of the fair value of the aircraft and the present value of the minimum lease payments, discounted at an implicit interest rate when it is clearly identified in the lease agreement, or the market interest rate.

The assets are depreciated by the shorter of the remaining economic useful life of the leased assets or the contractual term whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term.

Leases in which a significant portion of the ownership risks and benefits remain with lessor are classified as operating leases. Payments made for operating leases (including direct costs and incentives received from the lessor of each contract) are allocated to the statement of operations at the straight-line method during the lease term.

4.12.	Security deposits and maintenance reserves

Aircraft and engine maintenance reserves

The maintenance deposits refer to payments made in US dollar by the Company to lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable. These deposits are used to pay for the maintenances performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in the financial result. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.13.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Company expects that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations, net of any reimbursement.

The Company is parties to other judicial and administrative proceedings. Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

Lease contracts determine the condition that the Company must return leased aircraft of projected future costs necessary to return the asset to an acceptable condition to satisfy the terms of the contracts, taking the current fleet and long term maintenance programs into account.

4.14.	Revenue recognition

Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not flown, corresponding to the advance ticket sales (air traffic liability) are recorded as current liabilities. The tickets expire in one year. The Company recognizes revenue, upon departure of related schedule flight, from tickets fares that are expected to expire unused. The Company estimates the value of future reimbursements and exchanges, net of expired tickets once the flight date has already occurred. These estimates are based on historical data and experience from past events. The estimated future reimbursements and exchanges included in the account of advance ticket sales are compared monthly to reimbursements and exchange activities in order to monitor the reasonableness of the estimated future reimbursements and exchanges.

Other service revenues relate to change fees, excess luggage, cargo transportation, charter and other services, which are recognized when services are provided. Interest income is recognized as described in note 4.2.

4.15.	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports used by decision makers in order to allocate funds to segments and assess their performance.

The operation of the Company consists of the provision of air transportation services in Brazil. The Company’s management makes fund allocation in order to improve the performance of the results. The main assets generating revenue of the Company are its aircraft, which are registered in Brazil. The other revenues are basically derived from cargo operations, installment sales, excess luggage, penalties for cancellation of tickets, and all items are directly attributed to air transport services.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.15.	Segment information (Continued)

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

4.16.	IFRS pronouncements not yet in force at December 31, 2012

We set out below the standards issued but not yet in force until the date of issuance of the Company’s financial statements. This list of standards and interpretations issued includes those that the Company reasonably expects will impact the disclosures, financial situation or performance upon future application thereof. The Company intends to adopt such standards when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1

The amendments to IAS 1 change the Company of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Company financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Company first annual report after becoming effective. The amendment will have no impact to the Company.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Company.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013. Upon adoption the amendment will have no impact to the Company.

IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Company financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.16.	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

IFRS 1 Government Loans—Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after 1 January 2013. Upon adoption the amendment will have no impact to the Company.

IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Company financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Company.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.16.	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard will not impact the financial position of the Company, since the Company has no investments with joint control. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Company financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation is effective for annual periods beginning on or after January 1, 2013. The new interpretation will not have an impact on the Company.

4.17.	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

•

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters IFRS 7 Financial Instruments: Disclosures (Amendments)

•	IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.17.	New and amended standards and interpretations (Continued)

The adoption of the standards or interpretations is described below:

IAS 12 Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after 1 January 2012 and has been no effect on the Company’s financial position, performance or its disclosures. The amendment has no impact on the Company.

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment)—Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after 1 July 2011. The amendment had no impact to the Company.

IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after 1 July 2011. The Company does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements. The amendment has no impact on the Company.

5.	Significant accounting judgments, assumptions and estimates

Judgments

The preparation of financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the values of revenue, expenses, assets and liabilities and disclosures of contingent liabilities at the base date of the financial statements. However, uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

Lease classification

The Company has entered into operating and finance lease contracts on the aircraft it operates. The Company has assessed finance versus operating leases classification based on the terms and conditions of the arrangements. A finance lease is recognized when significant risk and rewards of the ownership of the aircraft it operates are transferred; otherwise the contract is accounted for as an operating lease.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Significant accounting judgments, assumptions and estimates (Continued)

Estimates and assumptions

The main assumptions concerning the sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, involving significant risk of causing a significant adjustment in the book value of assets and liabilities in the next financial year are discussed below.

Breakage

The Company recognizes revenue from tickets fares that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes requirement improvements.

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales costs is based on information available of transaction for sale of similar assets or market price less additional costs for disposing of assets. The calculation of value in use is based on the model of discounted cash flow.

Cash flows are derived from the budget for the next five years and do not include reorganization activities to which the Company has not yet been committed or significant future investments that will improve the basis of assets of the cash-generating unit subject matter of test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Allowances for tax, civil and labor risks

The Company and its subsidiaries recognize allowances for civil and labor suits. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case laws, most recent court decisions, their relevance in the legal system, or the assessment of independent counsels. Allowances are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 25).

Fair value of financial instruments

When the fair value of assets and liabilities presented in the balance sheet cannot be obtained in an active market it is determined using assessment techniques, including the method of discounted cash flow. The data for these methods are based on those prevailing in the market, when possible. However, when it is not feasible, a certain level of judgment is required to establish fair value. The judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of the financial instruments.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Significant accounting judgments, assumptions and estimates (Continued)

Provision for return of aircrafts

For operating leases aircraft, the Company is contractually required to return the equipment in a predefined level of operational capability, for this reason it recognizes a provision based on the aircraft return costs as set forth in the agreement.

The aircraft´s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and etc., according to return agreement clauses.

The engine’s return provisions are estimated based on evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the evaluation moment. In November 30, December 31, 2012, 2011 and January 1, 2010 the amount provisioned is R$ 8,554, R$ 4,533, R$ 1,585 and R$ 563, respectively.

Determination of useful life and significant components of property and equipment

The Company believes that important aircraft parts to be separated are engines and their respective scheduled heavy maintenance. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

6.	Restricted cash

As of November 30, 2012, the Company had R$55,885 of restricted cash related to working capital loan guarantees. The Company had to temporarily replace credit card receivables for cash as guarantees for its working capital loan.

7.	Short-term investments

Short-term investments are substantially represented by investments in fixed income investment funds and Bank Deposit Certificates (CDB), with yields similar to Interbank Deposit Certificates (CDI). The investments in CDB can be redeemed at any time without loss of the appropriated yield.

At November 30, 2012 the balance recorded in current assets was R$ 25,474 (December 31, 2011—R$ 56,448, December 31, 2010—R$ 62,843, and January 1, 2010 – R$ 5,263).

8.	Restricted investments

Restricted financial investments are represented by deposits for loans required by certain financial institutions, which were invested in floating rate CDBs and DI investments. The return on these investments varies from 98% to 106% of CDI. At November 30, 2012 the balance recorded in non-current assets was R$7,041 (December 31, 2011—R$ 49,658, December 31, 2010 – R$24,845, and January 1, 2010 – R$12,880).

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

9.	Trade and other receivables

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Credit cards	101,944	98,579	44,309	46,946
Travel agencies	25,645	48,064	16,530	11,165
Other receivables	12,701	10,138	6,392	5,907
Allowance for doubtful receivables	(25,305)	(23,824)	(933)	(721)

	114,985	132,957	66,298	63,297

Amounts receivable from credit card companies will be received in installments of up to twelve months. Installments receivable in more than 60 days are equivalent to R$33,925 (December 31, 2011—R$29,902, 2010—R$26,586 and January 1, 2010—R$23,473). Average days-sales-outstanding is of 38 days (2011—38 days, 2010—33 days and January 1, 2010—32 days). Generally, interest is charged on sales made in installments of more than seven months.

The Company sells and discounted credits card receivables to banks or credit card management companies, in order to obtain funds for working capital. In 2012, the Company factored accounts receivable from credit cards in the gross amount of R$71,140, and the net amount being R$69,888. Because these receivables are from the credit card companies themselves and so present a low credit risk, we are able to sell these receivables without any recourse to the company in the event of non-payment. For this reason the related accounts receivable is derecognized in full.

The changes of the allowance for doubtful receivables are:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Balance at the beginning of the year	23,824	933	721	584
Increases	7,496	23,087	212	137
Recoveries	(6,015)	(196)	—	—

Balance at the end of the year	25,305	23,824	933	721

The total accounts receivable not yet due is R$14,149. Amounts up to 30 days overdue total R$ 6,936. The amounts over 30 days overdue total R$25,305, which have been provided for in full.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Inventories

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Parts and maintenance materials	45,714	44,309	30,360	28,210
Uniforms	514	282	198	111
Allowance for obsolescence	(5,781)	(4,971)	(3,205)	(3,000)

	40,447	39,620	27,353	25,321

11.	Prepaid expenses

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Insurance premium	2,484	9,431	5,818	5,333
Aircraft and engines advanced leasing cost	27,295	18,466	15,332	12,097
Others	298	2,743	15,122	7,334

	30,077	30,640	36,272	24,764
Non-current:
Aircraft and engines advanced leasing cost	20,439	16,949	14,404	11,631

Current	9,638	13,691	21,868	13,133

Aircraft and engine lease prepayments relate to the recognition of expenses on a straight line basis over the lease term. We record an asset because we have a number of operating leases where annual payments reduce over the lease term.

12.	Related parties

As part of the integration process between Azul and TRIP, on July 20, 2012 the two companies celebrated a codeshare agreement in order to share a certain number of flight routes as well as some of the aircraft in their fleet. This agreement allowed the two companies to offer better services to their customers through optimized routes and schedules.

As of November 30, 2012, all of TRIP’s flights started to be booked through Azul’s platform, and customers who accessed TRIP’s website were redirected to Azul’s website. According to the agreement, cash from bookings on TRIP’s flights is transferred to TRIP when the respective revenue is flown.

In 2012, as a result of the acquisition, the related party Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) started to manage all the billing and flight reservation related to the Company. Accordingly, ALAB received all the cash related to the tickets sold for Company´s flight. The cash collect by ALAB is then transferred to Company. The Company records a liability against ALAB. This liability is released and recognized as passenger revenue once the service is provided. As of November 30, 2012, the Company has received R$102,617 for tickets not flown yet. This balance is registered as non-current liability.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Security deposits and maintenance reserves

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Security deposits	34,420	30,185	22,521	5,311
Maintenance reserve	60,519	22,283	20,974	6,515

	94,939	52,468	43,495	11,826

Security deposits and maintenance reserves deposits are held in US dollars and adjusted for foreign exchange differences. The security deposits are to give security on aircraft lease contracts and will be returned to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. We assess recoverability of amounts currently on deposit with a lessor, based on a comparison to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are expensed as supplemental rent.

As of November 30, 2012, we had prepaid maintenance deposits of R$ 68,143 (December 31, 2011—R$ 22,283 and 2010—R$ 20,974), on our balance sheets. We have concluded that these prepaid maintenance deposits are probable of recovery primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment

	Aircraft and engines	Aircraft equipment	Pre delivery payments	Equipment and facilities	Property and equipment in progress	Other	Total
	‘
Total cost	476,502	40,110	22,771	11,788	7,316	6,118	564,605
Accumulated depreciation	(43,684)	(4,249)	—	(2,862)	—	(191)	(50,986)

Balances at January 1, 2010	432,818	35,861	22,771	8,926	7,316	5,927	513,619
Acquisitions	127,951	14,209	9,657	4,098	7,831	6,002	169,748
Transfers	26,936	—	(21,053)		(5,883)	—	—
Disposals/Written off	—	(1,710)	—		—	(2,493)	(4,203)
Depreciation	(44,941)	(5,515)	—	(3,183)	—	(1,540)	(55,179)

Balances at December 31, 2010	542,764	42,845	11,375	9,841	9,264	7,896	623,985
Acquisitions	148,287	45,100	4,209	10,104	—	2,136	209,836
Transfers	16,313	—	(7,049)	—	(9,264)	—	—
Disposals/Written-off	(104)	(6,467)	—	(2,300)		(495)	(9,366)
Depreciation	(57,771)	(7,533)	—	(1,183)	—	(522)	(67,009)

Balances at December 31, 2011	649,489	73,945	8,535	16,462	—	9,015	757,446

Acquisitions	18,482	14,684	6,580	2,650	—	497	42,893
Disposals/Written-off	(9,325)	(10,053)	(119)	—	—	(2,469)	(21,966)
Depreciation	(45,610)	(8,561)	—	(3,202)	—	(2,242)	(59,615)

Balances at November 30, 2012	613,036	70,015	14,996	15,910	—	4,801	718,758

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment (Continued)

	Aircraft and engines	Aircraft equipment	Pre delivery payments	Equipment and facilities	Property and equipment in progress	Other	Total
2010
Total cost	631,389	52,609	11,375	15,886	9,264	9,627	730,150
Accumulated depreciation	(88,625)	(9,764)	—	(6,045)	—	(1,731)	(106,165)

Residual value	542,764	42,845	11,375	9,841	9,264	7,896	623,985

2011
Total cost	795,885	91,242	8,535	23,690	—	11,268	930,620
Accumulated depreciation	(146,396)	(17,297)	—	(7,228)	—	(2,253)	(173,174)

Residual value	649,489	73,945	8,535	16,462	—	9,015	757,446

2012
Total cost	805,042	95,873	14,996	26,340	—	9,296	951,547
Accumulated depreciation	(192,006)	(25,858)	—	(10,430)	—	(4,495)	(232,789)

Residual value	613,036	70,015	14,996	15,910	—	4,801	718,758

Annual average depreciation rates—%	8 – 33	12	—	12	—	20

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment (Continued)

Balances in “Aircraft and engines” column refer to owned aircraft and aircraft held under finance leases. Aircrafts held under finance leases represent R$245,287 of the total residual value.

15.	Intangible assets

	Goodwill (*)	Software	Total
Acquisition cost	54,705	761	55,466
Accumulated amortization	—	(109)	(109)

Balances at January 1, 2010	54,705	652	55,357
Acquisition	—	3,757	3,757
Amortization	—	(131)	(131)

Balances at December 31, 2010	54,705	4,278	58,983
Acquisition	—	5,919	5,919
Amortization	—	(1,336)	(1,336)

Balances at December 31, 2011	54,705	8,861	63,566
Acquisition	—	3,052	3,052
Disposals/Written-off	—	(6,578)	(6,578)
Amortization	—	(2,086)	(2,086)

Balances at November 30, 2012	54,705	3,249	57,954

	—	20%	—

(*)	The Company acquired the operating business of passenger Total Linhas Aereas S / A. The Company did not acquire such legal entity, but the assets related to passenger operations, represented by: (i) inventory of aeronautical material, (ii) equipment (including aircraft), and (iii) goodwill related to future profitability.
(*)	The Company acquired, in separate exercises, operations western and eastern Brazilian passenger Rico Linhas Aereas S.A.

16.	Income tax and social contribution

a)	Composition of deferred income tax and social contribution not recognized

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Income tax loss carry forwards	63,881	23,746	918	3,766
Social contribution tax carryforwards	22,997	8,549	331	1,356
Temporary differences	61,603	30,332	(5,583)	(7,068)

Total	148,481	62,627	(4,334)	(1,946)

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

16.	Income tax and social contribution (Continued)

a)	Composition of deferred income tax and social contribution not recognized (Continued)

At November 30, 2012, the Company did not recognize deferred tax assets amounting to R$148,481 (December 31, 2011—R$62,627, 2010—R$4,334 and January 1, 2010—R$1,946).

b)	Income tax and social contribution

	November 30, 2012	December 31, 2011	December 31, 2010
Current tax	—	—	8,853
Deferred tax	—	—	—

	—	—	8,853
Profit / (loss) before income tax and social contribution	(253,005)	(207,873)	25,952
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%

Taxes calculated at statutory rates	(86,022)	(70,677)	8,824
Tax effects of permanent differences:
Non-deductible expenses	166	3,716	2,600
Transitional Tax Regime—RTT	2,276	583	(953)
Taxes contingencies	2,936	4,970	3,457
Non-deductible expenses in the current year	26,059	30,361	(1,020)
Tax credits related tax losses of prior years	—	—	(3,873)
Unrecognized benefits for tax losses	54,585	31,047
Others	—	—	(182)

Income tax and social contribution charge	—	—	8,853

Effective rate %	0%	0%	34%

17.	Loans and financing

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Working capital (i)	385,079	279,290	58,591	18,031
Aircraft financing (ii)	332,973	405,492	260,495	247,478
Finance lease agreements (iii)	281,025	249,539	269,285	169,687
Others	6,030	4,441	4,981	5,853

Total in R$	1,005,107	938,762	593,352	441,049
Current liabilities	318,974	221,216	56,672	45,172

Non-current liabilities	686,133	717,546	536,680	395,877

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

a)	The long-term amounts have the following composition, per year of maturity:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
2011	—	—	—	44,339
2012	—	—	64,463	39,264
2013	—	139,997	63,049	38,590
2014	165,182	138,797	61,847	39,163
2015	143,229	127,509	59,460	37,822
2016	102,039	89,171	53,973	36,870
2017	59,963	58,432	47,629	33,174
After 2017	215,720	163,640	186,259	126,655

	686,133	717,546	536,680	395,877

b)	Description of the loans and financings

i.	Working capital: The Company had a total balance of R$ 385,079 as working capital loans with some local banks. The maturity dates range from 2013 to 2018 and the loans are amortized on a monthly basis. The monthly payment of interest is computed based on CDI and it ranges from 1.9% to 4.28% per year.

ii.	Aircraft financing

•

FINIMP: The Company obtained FINIMP loans in dollar and in local currency to finance imported aircraft parts with local banks. As of November 30, 2012, the total balance of these FINIMP loans was R$ 52,804. The maturity dates range from 2013 to 2017. The total cost ranges from 3.74% to 5.90%.

•

FINEM:. The Company had an outstanding balance of R$ 135,955 as FINEM lines, a special credit line from BNDES (the Brazilian development bank) and Banco do Brasil. This credit line was fully used to finance the purchase of aircraft and finance investments. The loan term is 180 months, with a maturity date in 2024. This credit line will be amortized on a monthly basis. The monthly payment of interest is computed based on TJLP plus a spread that ranges from 2.71% to 3.21% per year.

•

FINAME PSI: The Company had an outstanding balance of R$ 144,214 as FINAME PSI lines, a special credit line from BNDES (the Brazilian development bank). This credit line was fully used to finance the purchase of aircraft. The loan terms range from 96 months to 120 months, with maturity dates ranging from 2016 to 2020. The majority of this credit line will be amortized on a monthly basis. The monthly payment of interest is computed based on TJLP plus a spread that ranges from 4.5% to 7.0% per year.

iii.

Finance Lease: The Company had a present value balance of R$ 281,025 as finance leases. The finance leasing was fully used to finance aircraft and simulators. The lease terms range from 60 to 144 months, with maturity dates from 2014 to 2022. Most of these credit lines will be amortized on

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

a monthly basis. The payment of interest is computed based on LIBOR and CDI plus a spread that ranges from 2.35% to 4.28% per year.

c)	The following assets were offered to secure the financings:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Property and equipment (net value) Disposed of	613,036	649,489	542,764	432,818

The Company had a total balance of R$ 385,079 as working capital loans with some local banks. The company had on average 30% of this amount in credit card receivables used as collaterals to secure the fulfillment of these contractual obligations.

The Company had financing agreements with Embraer, ATR and both international and local banks related to acquisition of aircraft and a simulator. In these agreements, there is a statutory lien over the assets, meaning the assets themselves, the aircraft and the simulator, are given as guarantees on the loans.

d)	Covenants

The Company has restrictive covenants in some of its financing agreements. On November 30, 2012, TRIP reached all the minimum standards established by all financing agreements except for one, and therefore the Company reclassified the amount of R$ 86,568 from the long term to the short term liability in order to meet the International accounting standards set out in IAS 1—Presentation of Financial Statements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

e)	Financial leases

Future lease payments are as follows:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
2010	—	—	—	17,851
2011	—	—	28,882	17,305
2012	—	33,269	28,460	16,449
2013	36,963	33,246	27,841	15,776
2014	35,410	32,464	27,095	16,358
2015	35,679	32,035	26,011	16,229
2016	35,066	31,527	25,758	16,116
2017	30,354	27,480	23,079	13,448
After 2017	107,553	59,518	82,159	40,155

Total minimum lease payments	281,025	249,539	269,285	169,687
Less total interest	50,055	20,841	30,770	30,904

Present value of minimum lease payments	230,970	228,698	238,515	138,783
Less short-term installment portion	24,852	30,516	25,601	14,600

Long-term installment portion	206,118	198,182	212,914	124,183

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

18.	Provision for returns of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option. The Company registered provision related to the costs estimated to be incurred with the aircraft and engines to be returned in the future, according to the Company fleet plan as follow:

Balance at January 1, 2010	563
Provisions recognized	1,022

Balance at December 31, 2010	1,585
Provisions recognized	2,948

Balance at December 31, 2011	4,533
Provisions recognized	4,021

Balance at November 30, 2012	8,554

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

19.	Shareholders’ equity

19.1.	Issued capital

As at December 31, 2009, the fully paid-up and subscribed issued capital was represented by 80,542,264 common shares with no par value.

As at December 31, 2011 and 2010, the fully paid-up and subscribed issued capital was represented by 84,166,666 registered shares with no par value, of which 77,854,166 were common shares and 6,312,500 were preferred shares, as shown below:

	Common	Preferred	Total
Trip Participações Ltda.	56,054,992	—	56,054,992
Sky West Inc.	15,570,833	6,312,500	21,883,333
Rio Novo Locações Ltda	6,228,333	—	6,228,333
Outros	8	—	8

	77,854,166	6,312,500	84,166,666

As at March 4, 2010, the Company received the third capital contribution from SkyWest in the amount of R$17,910, of which R$14,286 was accounted for as goodwill reserve, and began to hold a 20.00% interest.

19.2.	Capital reserve

The balance represented by contributions from new shareholders, determined by the difference between the amounts paid and those attributed to each share, is shown below:

	Total contribution	Subscribed	Goodwill
Contribution from Águia Branca Participações on Sep 10, 2006	43,608	8,228	38,308
Contribution from SkyWest on Oct 14, 2008	8,075	4,835	3,240
Contribution from SkyWest on Mar 1, 2009	36,479	8,373	28,106
Contribution from SkyWest on Mar 4, 2010	17,910	3,624	14,286

	106,072	25,060	83,940

As at November 30, 2012, the fully paid-up and subscribed issued capital was owned by Azul S.A.

19.3.	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the parent company after the deduction of legal reserve, contingency reserves, and the adjustment provided for in article 202 of Law No. 6404/76.

Interest paid on equity, a dividend payment which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited.

Dividends are subject to approval by the Annual Shareholders Meeting.

Until November 30, 2012 no dividends were paid by the Company since it did not post profits.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments

As of November 30, 2012, December 31, 2011 and 2010, the Company had the following financial instruments:

	Book value
	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Assets:
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash	55,885	—	—	—
Short-term investments	25,474	56,448	62,843	5,263
Trade and other receivables	114,985	132,957	66,298	63,297
Restricted investments	7,041	49,658	24,845	12,880
Derivative financial instruments	—	12,746	—	—
Liabilities:
Loans and financing	1,005,107	938,762	593,352	441,049
Accounts payable	146,685	86,026	51,118	59,690
Derivative financial instruments	8,220	—	—	—

	Fair value
	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Assets:
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash	55,885	—	—	—
Short-term investments	25,474	56,448	62,843	5,263
Trade and other receivables	114,985	132,957	66,298	63,297
Restricted financial investments	7,041	49,658	24,845	12,880
Derivative financial instruments	—	12,746	—	—
Liabilities:
Loans and financing	949,943	888,593	539,639	378,506
Accounts payable	146,685	86,026	51,118	59,690
Derivative financial instruments	8,220	—	—	—

The balance of cash and cash equivalent, short-term investments, trade and other receivables and accounts payable are close to their respective book value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Derivatives not designated as hedge
WTI forward contracts	(8,220)	12,746	—	—

Cash flow hedge

As of November 30, 2012, the Company did not have any derivative instruments designated as cash flow hedge.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments (Continued)

Fair value hedge

As of November 30, 2012, the Company did not have any derivative instruments designated as fair value hedge.

Derivatives not designated as hedge

The Company has net exposure in fuel price fluctuations and, therefore, entered into WTI forward contracts. These WTI forward contracts are not designated as cash flow hedges, fair value hedges or net investment hedges.

As of November 30, 2012, TRIP held derivative contracts not designated as cash flow hedge to protect itself against fuel price increases. The forward WTI contracts are used to protect the company against volatility in the price of aviation fuel (QAV), which the Company uses on its daily operations.

As of November 30 2012, the Company had a notional WTI amount of US$ 55,302 thousands (December 31, 2011: US$ 99,907 thousands and 2010—none) contracted at prices that ranged from US$ 97.83 to US$ 105.27 per barrel. The fair value of these contracts generated an unrealized loss of R$ 8,220 (December 31, 2011—gain of R$12,746 and 2010—none), which is recorded in current liabilities / assets.

The net movement on cash flow hedge is detailed as follows:

	2012	2011	2010
Fair value adjustment	—	—	—
Proceeds	—	12,746	—
Reversal	(12,746)	—	—

Net movement on cash flow hedge	(12,746)	12,746	—

Measurement of the fair value of financial instruments

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: others techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

	November 30, 2012	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments (Continued)

	November 30, 2012	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
WTI forward contracts	(8,220)	—	(8,220)	—

	December 31, 2011	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	12,746	—	12,746	—

	December 31, 2011	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
WTI forward contracts	—	—	—	—

	December 31, 2010	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

	December 31, 2010	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
Loans and financing**	—	—	—	—

	January 1, 2010	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

	January 1, 2010	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
Loans and financing**	—	—	—	—

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, refer to loans, accounts payable and other accounts payable. The main purpose of these financial liabilities is to finance operations as well as to finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from their operations. The Company also holds investments available for trading and take out transactions with WTI derivatives.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the policy of the Company does not to participate in any trading of derivatives for speculative purposes.

a)	Market risk

Market risk is the risk of fluctuation in price of the Company’s assets and liabilities, and the main such risk is related to interest rate, fuel and foreign exchange exposure. Financial instruments affected by the market risk include loans payable and deposits.

Sensitivity analyses were prepared based on the value of net debt, the index of fixed interest rates in relation to variable interest rates of debt and the proportion of financial instruments in foreign currency are all constant values existing as of November 30, 2012.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of rates levied on its loans and financing as well as on its operating lease (not recorded in the balance sheet). As of November 2012, the company did not have any derivative instruments such as swaps to cover interest rates.

Sensitivity to interest rate

The table below shows the sensitivity to a possible change in interest rates, keeping all other variables constant in the Company’s income before taxes (affected by the impact of the loans payable subject to variable rates).

For sensitivity analysis, we adopted:

•	LIBOR: weighted average rate of 2.97% p.a.

•	CDI: weighted average of 9.14% p.a.

•	TJLP: weighted average of 8.69% p.a.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

We projected the impact on the income statement for 2012 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Interest expense	(12,628)	12,628	(25,256)	25,256

a.2)	Foreign exchange risk

Exchange risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in exchange rates. The exposure of the Company to risk of changes in exchange rates refers primarily to loans and financing indexed to the U.S. dollar (net of investments in U.S. dollar).

The Company manages foreign exchange risk by monitoring the future projections of rates levied on its loans and financing as well as on its operating lease (not recorded in the balance sheet). As of November 2012, the company did not have any derivative instruments such as NDFs to cover foreign exchange rates.

Obligation not stated on the financial position

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Future changes stemming from operational leasing	1,050,299	771,559	242,314	62,483

Sensitivity to exchange rate

As of November 30, 2012, we adopted as a likely scenario the closing exchange rate of R$ 2.1074/US$. Based on the projected results for the coming year, we determined an increase/decrease in the income statement resulting from the variation of 25% and 50% over the existing rates as shown below:

	25% R$ 2,5544/US$	-25% R$ 1,5326/US$	50% R$ 3,0653/US$	-50% R$ 1,0218/US$
Effect on exchange rate variation	(10,720)	10,720	(21,440)	21,440

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of aircraft fuel pricing is one of the most significant financial risks for airlines. In November 30, 2012, fuel consumption accounted for about 31% (December 31, 2011—31% and 2010—26%) of the operating costs of the Company. The company manages its risk of price change fuel generation in 2 ways: by contracting derivative financial instruments and through fixed-price contracts directly with BR distributor. On November 30, 2012, the Company had forward contracts (NDFs) for WTI.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

The Company has an exclusive aircraft fuel supply contract with Petrobras Distribuidora S.A., which defines the conditions of price and payment, consumption level, including other commercial conditions. The contract has trading conditions that the Company understands as a normal purchase agreement, and there are no embedded derivative instruments in it.

Fuel price sensitivity

The table below sets out sensitivity in any change in aircraft fuel prices maintaining all other variables as constant in the Company’s results.

We adopted as a probable scenario the average price per liter of aircraft fuel and projected the impact on the Company’s income statement, stemming from a variation of 25% and 50% in the aircraft fuel price as follows:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Cost of QAV	(35,289)	51,633	(78,751)	95,095

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivable, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivable” is composed of values payable by the major credit card companies, which have credit risk better or equal to that of the Company and also trade receivable from travel agencies, sales in installments and government, and a small portion is exposed to risk of individuals and other entities. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

The financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

In relation to short-term investments and other investments, the policy of the Company is to work with prime institutions.

c)	Liquidity risk

It is the risk of the Company not having sufficient net funds to meet its financial commitments as a result of mismatch of term or volume between expected receipts and payments.

In order to manages the liquidity of the cash in local and foreign currency, assumptions of future receipts and disbursements are set which are daily monitored by the treasury department.

The Company applies its funds in net assets (CDBs and LCAs) and usually the weighted average term of its debt does not exceed the average weighted term of the investment portfolio.

The Company uses for protection of future commitments disclosed in Note 26, derivative financial instruments with prime banks for management of its cash.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

Capital management

The Company’s assets may be financed through equity or third party capital. If the Company opts for equity capital it may use funds stemming from contributions by shareholders or through selling equity instruments.

The use of third party capital is an option to be considered mainly when the Company believes that the cost of such would be less that the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing viability for its business plan. It is important to stress that as a capital intensive industry with considerable investment in assets with a high aggregated value it is natural for companies in the aviation sector the report a high degree of leverage.

The Company manages capital through leverage ratios, which is net debt divided by total plus net debt. Management seeks to maintain this ratio at levels equal to or lower than the industry levels. Management includes in the net debt the loans and financing with earnings, loan of business partners, suppliers and other payables, less cash and cash equivalents.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and operating lease net of cash and cash equivalents, other short-term investments. Capital is defined as shareholders’ total net equity and net indebtedness.

The company is not subject to any externally imposed capital requirements.

We define total capital as total net equity and net debt as detailed below:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Shareholders’ equity	(313,775)	(55,648)	139,479	104,470

Cash and cash equivalents	(1,667)	(3,393)	(1,892)	(8,684)
Restricted cash	(55,885)	—	—	—
Short-term investments	(25,474)	(56,448)	(62,843)	(5,263)
Restricted investments	(7,041)	(49,658)	(24,845)	(12,880)
Loans and financing	1,005,107	938,762	593,352	441,049

Net debt	915,040	829,263	503,772	414,222

Total capital	590,505	773,615	643,251	518,692

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

22.	Operating revenue

	November 30, 2012	December 31, 2011	December 31, 2010
Passenger revenue	1,297,032	985,438	688,632
Other revenue	167,414	135,615	91,932

Gross revenue	1,464,446	1,121,053	780,564

Taxes levied on
Passenger revenue	(47,342)	(35,968)	(25,135)
Other revenue	(7,075)	(7,771)	(3,335)

Total taxes	(54,417)	(43,739)	(28,470)

Net revenue	1,410,029	1,077,314	752,094

23.	Financial result

	November 30, 2012	December 31, 2011	December 31, 2010
Financial income
Interest on short-term investments	3,434	7,233	4,116
Other	810	308	313

	4,244	7,541	4,429
Financial expenses
Interest on loans	(72,130)	(63,600)	(36,915)
Other	(19,662)	(23,727)	(20,305)

	(91,792)	(87,327)	(57,220)
	(87)	(634)	—
Derivative financial instruments	(34,206)	(28,081)	8,034

Foreign exchange result	(34,293)	(28,715)	8,034
	(121,841)	(108,501)	(44,757)

24.	Commitments

a)	Operating leases

The Company has obligations arising from entering into operating lease agreements of aircrafts and engines, totaling 47 aircraft (December 31, 2011—37 and 2010—22) and 4 engines (December 31, 2011—1 and 2010—2). The debt related to the commitments of leased equipment are not reflected in the balance sheet. The contracts have an average term ranging from 120 to 144 months for Embraer and ATRs. These contracts are adjusted based on variation in the quotation of U.S. dollar plus LIBOR. For these contracts letters of guarantee or deposits as issuance guarantee of the Company were offered.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Commitments (Continued)

The future minimum payments of non-cancellable operating leases of aircraft and engines, the total and for each of the following periods, are presented below:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Up to one year	158,584	113,994	42,210	11,681
From one to five years	525,697	392,831	144,906	40,036
More than five years	366,019	264,734	55,198	10,766

	1,050,300	771,559	242,314	62,483

b)	Commitments for future acquisitions of aircraft

The Company has contracts for acquisition of 11 (December 31, 2011—12 and 2010—6), where the following future payments are provided:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Up to one year	141,196	137,398	176,700	148,740
More than one year up to five years	360,365	350,672	178,926	—

	501,561	488,070	355,626	148,740

At November 30, 2012 the Company had 20 options for acquisition of aircraft (December 31, 2011—20 options).

25.	Provisions for legal claims

25.1.	Probable losses

During the normal course of its business, the Company is exposed to certain contingencies and risks referring to tax, labor and civil proceedings under discussion. On November 30, 2012, the Company had recorded the following amounts as provision to cover probable risks:

	Labor	Civil	Taxes	Total
At January 1, 2010	4,969	697	—	5,666
Provisions recognized	1,005	281	—	1,286
Utilized provisions	(1,513)	(158)	—	(1,671)

At December 31, 2010	4,461	820	—	5,281
Provisions recognized	2,770	5,347	—	8,117
Utilized provisions	(1,316)	(2,740)	—	(4,056)

At December 31, 2011	5,915	3,427	—	9,342
Provisions recognized	2,034	9,123	1,325	12,482
Utilized provisions	(1,329)	(4,767)	—	(6,096)

At November 30, 2012	6,620	7,783	1,325	15,728

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

25.	Provisions for legal claims (Continued)

25.1.	Probable losses (Continued)

Labor provision

As of November 30, 2012, the Company was a party to 281 labor lawsuits, the total amount of which being claimed in such lawsuits, when classified with risk of probable loss, is R$6,620. Such amount is fully recognized accounting wise. In addition to accrued amounts, the Company has court deposits amounting to R$437, recorded in the noncurrent assets for such lawsuits.

Civil provision

As of November 30, 2012, the Company was a party to 2,097 civil lawsuits, the total amount of which claimed in such lawsuits, when classified with risk of probable loss, is R$18,343. Such amount is fully recognized accounting wise. Civil legal claims mainly refer to the passengers whose flights were interrupted or not provided, as a result of factors not manageable by the Management. The individual amounts and number of lawsuits are not so relevant, when compared to the volume of passengers transported by the Company.

25.2.	Possible losses

The Company has tax, civil and labor lawsuits, involving risk of losses classified by the Management as possible, based on the assessment of its legal counsels, to which there is no provision recorded, as broken down and estimated below:

Estimates
Taxes	6,480
Labor	332
Civil	3,390

Tax lawsuits

As of November 30, 2012, the Company was a party to 5 tax lawsuits, most of them calling into question the Value-Added Tax on Sales and Services (ICMS) levied on aircrafts acquired through operating leasing.

26.	Insurance

The Company seeks support from insurance consultants in the market in order to establish coverage compatible with its size and operations. The coverage, on November 30, 2012, was hired for the following amounts, according to the insurance policies is:

Type	Insured amounts
Fire- property and equipment	137,600
Civil liabilities	1,599,000

Preferred Shares, including Preferred Shares

in the form of American Depositary Shares

Morgan Stanley

Itaú BBA

Goldman, Sachs & Co.

Santander

Banco do Brasil Securities LLC

Through and including [•], 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this global offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

[TO COME]

Item 7. Recent Sales of Unregistered Securities

[None.]

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4) The Registrant will provide to the Underwriters at the closing specified in the Underwriting Agreement ADSs and Preferred Shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on this [•] day of [•], 2013.

Azul S.A.

David Neeleman Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Neeleman their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities of Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Neeleman	Chief Executive Officer	[•]

John Rodgerson	Chief Financial Officer	[•]

Renê Santos	Chief Accounting Officer	[•]

José Mário Caprioli dos Santos	Director	[•]

Sérgio Eraldo Salles Pinto	Director	[•]

Carolyn Luther Trabuco	Director	[•]

Henrique de Campos Meirelles	Director	[•]

Gelson Pizzirani	Director	[•]

Renan Chieppe	Director	[•]

Decio Luiz Chieppe	Director	[•]

Pedro Barcellos Janot Marinho	Director	[•]

Michael Lazarus	Director	[•]

[•]	Authorized U.S. Representative	[•]

EXHIBIT INDEX

Exhibit Number	Exhibit

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•]	[•]

[•] [•]	[•]

[•]	[•]